As filed with the Securities and Exchange Commission on December 17, 2025

Registration Nos. 333-290698 and 333-290698-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to FORM SF-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BARCLAYS DRYROCK ISSUANCE TRUST
(Issuing entity in respect of the Notes)

BARCLAYS DRYROCK FUNDING LLC
(Depositor)
(Exact Name of Registrant as Specified in its Charter)

Delaware		45-5441359
(State or Other Jurisdiction of Organization)		(I.R.S. Employer Identification Number)
Commission File Number of depositor: 333-290698
Central Index Key Number of depositor: 0001551964
Central Index Key Number of sponsor: 0001551423

BARCLAYS BANK DELAWARE (Exact Name of Sponsor as Specified in its Charter)
125 S. West Street, 6th Floor Wilmington, DE 19801 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrants Principal Executive Offices)

Diana Clift 125 South West Street Wilmington, DE 19801 (302) 255-7591 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Danielle Manley BARCLAYS TREASURY 125 South West St. Wilmington, DE 19801 (302) 255-4951	Julie Gillespie MAYER BROWN LLP 71 S. Wacker Dr. Chicago, IL 60606 (312) 701-7132	Jan Stewart MAYER BROWN LLP 71 S. Wacker Dr. Chicago, IL 60606 (312) 701-8859

From time to time after this Registration Statement becomes effective as determined by market conditions.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. 

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall subsequently become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II

Item 12.	Other Expenses of Issuance and Distribution

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder, other than underwriting discounts and commissions.

Registration Fee(1)	$600,000*
Printing and Engraving	$300,000*
Trustee’s Fees	$100,000*
Legal Fees and Expenses	$900,000*
Blue Sky Fees and Expenses	$50,000*
Accountants’ Fees and Expenses	$600,000*
Rating Agency Fees	$3,000,000*
Miscellaneous Fees	$200,000*

Total	$5,750,000*

*	Estimated
(1)	Includes registration of an indeterminate amount of asset-backed securities that may be sold in market-making transactions from time-to-time by Barclays Dryrock Issuance Trust.

Item 13.	Indemnification of Directors and Officers.

To the fullest extent permitted by the Delaware Limited Liability Company Act and in accordance with its Limited Liability Company Agreement, Barclays Dryrock Funding LLC (“Dryrock Funding”) shall indemnify any member, officer, director, employee or agent of Dryrock Funding who is, was or is threatened to be made a party to any proceeding (including a proceeding by or in the right of Dryrock Funding or by or on behalf of a member) by reason of the fact that he, she or it is or was a member, officer or director of Dryrock Funding, is or was acting on behalf of Dryrock Funding in good faith or is or was serving, at the request of Dryrock Funding, as a director, manager, officer, employee or agent of any other legal entity, or is a fiduciary of any employee benefit plan established at the direction of Dryrock Funding, against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses as are incurred because of such individual’s willful misconduct or knowing violation of the criminal law. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 hereto which provides for indemnification (in certain circumstances) of the officers of Dryrock Funding who execute the registration statement as well as any controlling persons of Dryrock Funding.

Item 14.	Exhibits and Financial Statements

Exhibit Number	Description
1.1	Form of Underwriting Agreement for the Notes.*
3.1	Second Amended and Restated Limited Liability Company Agreement of Barclays Dryrock Funding LLC dated as of June 7, 2012, as amended and restated as of August 1, 2012 and as further amended and restated as of December 17, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2013 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
3.1.1	First Amendment to Second Amended and Restated Limited Liability Company Agreement of Barclays Dryrock Funding LLC dated as of May 13, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2016 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.1	Amended and Restated Receivables Purchase Agreement dated as of August 1, 2012, as amended and restated as of December 17, 2013, between Barclays Dryrock Funding LLC and Barclays Bank Delaware (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2013 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
4.1.1	First Amendment to Amended and Restated Receivables Purchase Agreement dated as of April 1, 2022, among Barclays Bank Delaware and Barclays Dryrock Funding LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2022 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.2	Amended and Restated Transfer Agreement dated as of August 1, 2012, as amended and restated as of December 17, 2013, among Barclays Dryrock Funding LLC, Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2013 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
4.2.1	First Amendment to Amended and Restated Transfer Agreement dated as of March 1, 2017, among Barclays Dryrock Funding LLC, Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2017 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.2.2	Second Amendment to Amended and Restated Transfer Agreement dated as of April 1, 2022, among Barclays Dryrock Funding LLC, Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2022 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.3	Amended and Restated Indenture for the Notes dated as of August 1, 2012, as amended and restated as of December 17, 2013, between Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2013 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).

4.3.1	First Amendment to Amended and Restated Indenture for the Notes dated as of July 6, 2015, between Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2015 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
4.4	Form of Indenture Supplement, including form of Notes.
4.4.1	Omnibus Amendment to Indenture Supplements and Amended and Restated Indenture dated as of September 21, 2018 between Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2018 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.4.2	Series 2023-1 Indenture Supplement for the Notes dated as of April 25, 2023 between Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association, and acknowledged and agreed to by Barclays Bank Delaware and Barclays Dryrock Funding LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2023 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.4.3	Series 2023-2 Indenture Supplement for the Notes dated as of November 20, 2023 between Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association, and acknowledged and agreed to by Barclays Bank Delaware and Barclays Dryrock Funding LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2023 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
4.5	Amended and Restated Servicing Agreement dated as of August 1, 2012, as amended and restated as of December 17, 2013, among Barclays Dryrock Funding LLC, Barclays Bank Delaware, Barclays Dryrock Issuance Trust and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2013 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
5.1	Opinion of Mayer Brown LLP with respect to legality of the Notes.*
8.1	Opinion of Mayer Brown LLP with respect to federal tax matters.*
10.1	Second Amended and Restated Trust Agreement dated as of June 8, 2012, as amended and restated as of August 1, 2012 and as further amended and restated as of December 17, 2013, between Barclays Dryrock Funding LLC and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2013 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).

10.1.1	First Amendment to Second Amended and Restated Trust Agreement dated as of July 6, 2015, between Barclays Dryrock Funding LLC and Wilmington Trust, National Association (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2015 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
10.2	Asset Representations Reviewer Agreement dated as of May 13, 2016, by and among Barclays Bank Delaware, Clayton Fixed Income Services LLC and Barclays Dryrock Issuance Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K files with the Securities and Exchange Commission on May 13, 2016 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
10.3	Second Amended and Restated Seller Agreement dated as of August 1, 2012, as amended and restated as of December 17, 2013 and as amended and restated as of November 1, 2016, between Barclays Dryrock Funding LLC and Barclays Bank Delaware (incorporated by reference to Exhibit 99 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2016 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
10.4	Services Agreement dated as of July 31, 2012 between Barclays Bank PLC and Barclays Bank Delaware (incorporated by reference to Exhibit 99.4 to Amendment No. 2 to Form S-3 Registration Statement filed with the Securities and Exchange Commission on August 13, 2012 (File Nos. 333-182087, 333-182087-01 and 333-182087-02)).
10.5	Securities Account Control Agreement dated as of April 29, 2022, among Barclays Dryrock Issuance Trust, Barclays Bank Delaware, U.S. Bank Trust Company, National Association and U.S. Bank National Association (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2022 (File Nos. 333-205943, 333-205943-01 and 333-205943-02)).
23.1	Consents of Mayer Brown LLP (included in its opinions filed as Exhibits 5.1 and 8.1).*
24.1	Powers of Attorney of Barclays Dryrock Funding LLC (included in the signature page to this registration statement).*
24.2	Certified Copy of Resolutions Authorizing Power of Attorney (included in the signature page to this registration statement).*
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank Trust Company, National Association, as Indenture Trustee under the Indenture.*
36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities.*
107	Calculation of Filing Fee Tables.*

*	Previously filed

Item 15. Undertakings

(a)	Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided , however, That:

(A)  Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

(B)  Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430D:

(A)	Each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at the date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  If any registrant is relying on Rule 430D, with respect to an offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)	Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Request for Acceleration of Effective Date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilmington, state of Delaware on December 17, 2025.

BARCLAYS DRYROCK FUNDING LLC,
By:	/s/ Danielle Manley
Name: Danielle Manley
Title: President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Danielle Manley, as his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on December 17, 2025 by the following persons in the capacities indicated.

Signature	Title

*	President and Director (Principal Executive Officer)
Danielle Manley

*	Treasurer and Director (Principal Financial Officer and Principal Accounting Officer)
James Zucco

/s/ Romina McMahon	Director
Romina McMahon

*	Director
Diana Clift

*	Director
Karla L. Boyd

*	The undersigned, by signing her name hereto, does hereby sign this Amendment No. 1 to Registration Statement on behalf of the above indicated officer or director of the Registrant, Barclays Dryrock Funding LLC, pursuant to the Power of Attorney signed by such officer or director.

By:	/s/ Danielle Manley
Name: Danielle Manley
Title: President and Director (Principal Executive Officer)

The information in this prospectus is not complete and may be amended. We may not sell the notes described in this prospectus until we deliver a final prospectus. This prospectus is not an offer to sell and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[SUBJECT TO COMPLETION DATED [●] [●], 20[●]]

[Preliminary/Final] Prospectus dated [●] [●], 20[●]

Series 20[●]-[●]

$[●]* Class A [Fixed][Floating] Rate Asset Backed Notes

Barclays Dryrock Issuance Trust

Issuing Entity
(CIK 0001552111)

Barclays Dryrock Funding LLC

Depositor and Transferor
(CIK 0001551964)

Barclays Bank Delaware

Sponsor, Originator and Servicer
(CIK 0001551423)

	Class A Notes	[Class B Notes]
Stated principal amount	$[●]*	$[●]*
Note interest rate	[SOFR Rate plus](1) [●]% per year	[SOFR Rate plus](1) [●]% per year
Interest payment dates	[15th] day of each calendar month, beginning in [●] 20[●]	[15th] day of each calendar month, beginning in [●] 20[●]
Expected final payment date	[●][●], 20[●]	[●][●], 20[●]
Series legal maturity date	[●][●], 20[●]	[●][●], 20[●]
Price to public	$[●] (or [●]%)	$[●] (or [●]%)
Underwriting discount	$[●] (or [●]%)	$[●] (or [●]%)
Proceeds to the issuing entity	$[●] (or [●]%)	$[●] (or [●]%)

*	Subject to increase or decrease as discussed under “Introduction”.
[(1)	The [Class A Notes] [and the] [Class B Notes] will accrue interest at a floating rate based on a benchmark, which will initially be the “SOFR Rate” plus a spread. If the sum of the SOFR Rate + [●]% is less than 0.00% for any Interest Period then the interest rate for the Class A notes for such Interest Period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A notes, see “The Notes– Interest Payments”. For a description of how the benchmark may change in certain situations after the closing date, see “The Notes– Interest Payments –Effect of Benchmark Transition Event”.]

In addition to the Class A notes, and as part of Series 20[●]-[●], the issuing entity will issue the Class B notes in the initial stated principal amount of $[●]*. The Class B notes will be subordinate to the Class A notes and will be acquired and held by an affiliate of the issuing entity. [The Class B notes are not being offered by this prospectus.]

The Class A notes benefit from credit enhancement in the form of the subordination of the Class B notes.

[The Series 20[●]-[●] notes will have the benefit of [a letter of credit] provided by [●] as letter of credit provider.]

[The Series 20[●]-[●] notes will have the benefit of [a surety bond] provided by [●] as surety bond provider.]

[The Series 20[●]-[●] notes will have the benefit of a [currency rate][an interest rate] swap provided by [●] as derivative counterparty.]

The primary assets of the issuing entity are receivables arising in designated credit card accounts owned by Barclays Bank Delaware.

You should consider the discussion under “Risk Factors” beginning on page [●] before you purchase any notes.

The Series 20[●]-[●] notes are obligations of the issuing entity only and are not obligations of or interests in Barclays Bank Delaware, Barclays Dryrock Funding LLC, any of their affiliates or any other person.

The Series 20[●]-[●] notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved these notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

[Underwriter No. 1]	[Underwriter No. 2]	[Underwriter No. 3]	[Underwriter No. 4]

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

You should rely only on the information provided in this prospectus including the information incorporated by reference. We have not authorized anyone to provide you with different information.

It is important for you to read and consider all information contained in this prospectus in making your investment decision.

We are not offering the Series 20[●]-[●] notes in any state where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Information regarding certain entities that are not affiliates of Barclays Bank Delaware has been provided in this prospectus. See in particular “Transaction Parties – The Indenture Trustee”, “– The Owner Trustee” and “– Asset Representations Reviewer”. The information contained in those sections of this prospectus was prepared by the party described in such section without any input from Barclays Bank Delaware or any of its affiliates.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Parts of this prospectus use defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [●].

Forward-Looking Statements

In this prospectus and in the documents incorporated herein by reference, we may make statements relating to the future performance of, or the effect of various circumstances on, BBD and its affiliates, the transferor, the issuing entity or the notes that may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not historical facts and represent only our beliefs and expectations regarding future events, any of which, by their name, are inherently uncertain and beyond our control. The actual outcomes may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intent”, “estimate” and similar expressions. These statements may relate to, among other things, effects of the economic environment, effects of insolvency, arbitration or litigation proceedings and of legislation or regulatory actions. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, market conditions, interest rate fluctuations, competitive product and pricing pressures, consumer bankruptcies and inflation, technological changes, the impact of current, pending or future legislation and regulation (including regulatory changes specifically intended to address financial markets, capital requirements and liquidity reserves, securitizations, sales of financial assets, credit origination, and billing and collection practices), changes in fiscal, monetary, regulatory, accounting and tax policies, monetary fluctuations, and success in gaining regulatory approvals when required, as well as other risks and uncertainties, including, but not limited to, those described in the “Risk Factors”. The economic uncertainties and downturns, financial market fluctuations and other conditions beyond our control increase uncertainty regarding future economic conditions and may increase the risk that actual results may differ from those expected. Accordingly, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent required by law.

Notice to Residents of the United Kingdom

This prospectus has been prepared on the basis that any offers of Series 20[●]-[●] notes in the United Kingdom of Great Britain and Northern Ireland (the “UK”) will only be made to a person or legal entity qualifying as a qualified investor as defined in Article 2(e) of the UK Prospectus Regulation (as defined below) (each, a “UK Qualified Investor”). Accordingly, any person making or intending to make an offer in the UK of Series 20[●]-[●] notes which

ii

are the subject of the offering contemplated in this prospectus may only do so to one or more UK Qualified Investors. None of the issuing entity, the transferor or any of the underwriters has authorized, nor do they authorize, the making of any offer of Series 20[●]-[●] notes in the UK to a person or legal entity that is not a UK Qualified Investor. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended) as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”).

The Series 20[●]-[●] notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any UK Retail Investor in the UK. In this prospectus, a “UK Retail Investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA ; or (iii) not a UK Qualified Investor. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended) as it forms part of the domestic law of the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Series 20[●]-[●] notes or otherwise making them available to UK Retail Investors in the UK has been prepared and therefore offering or selling the Series 20[●]-[●] notes or otherwise making them available to any UK Retail Investor in the UK may be unlawful under the UK PRIIPS Regulation.

This prospectus has not been approved for the purposes of Section 21 of the FSMA by an authorized person under FSMA. This prospectus and any other material in relation to the Series 20[●]-[●] notes may only be communicated or caused to be communicated in the UK to persons authorized to carry on a regulated activity under the FSMA or to persons (A) who have professional experience in matters relating to investments who fall within the definition of and qualifying as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (B) who are persons who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order or (C) to any other person to whom this prospectus may otherwise lawfully be communicated or caused to be communicated (all such persons in (A), (B) and (C) together being referred to as “Relevant Persons”). In the UK, the Series 20[●]-[●] notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Series 20[●]-[●] notes will be engaged in only with, Relevant Persons. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or its contents.

Neither this prospectus nor the Series 20[●]-[●] notes are intended to be available to other categories of persons in the UK and no one falling outside such categories in the UK is entitled to rely on, and they must not act on, any information in this prospectus. The communication of this prospectus to any person in the UK other than persons in the categories stated above is unauthorized and may contravene the FSMA. No person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of Series 20[●]-[●] notes other than in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the Transferor.

Notice to Residents of the European Economic Area

This prospectus has been prepared on the basis that any offers of notes in any member state of the European Economic Area (each a “Relevant Member State”) will only be made to a person or legal entity qualifying as a qualified investor (as defined in the EU Prospectus Regulation (as defined below)). Accordingly, any person making or intending to make an offer in a Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so to one or more qualified investors as defined in the EU Prospectus Regulation (as defined below) (“EU Qualified Investors”). None of the issuing entity, the transferor or any of the underwriters has authorized, nor do they authorize, the making of any offer of notes in a Relevant Member State to a person or legal entity that is not an EU Qualified Investor. The expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Series 20[●]-[●] notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any EU Retail Investor in the EEA. In this prospectus, an EU Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive

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2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not an EU Qualified Investor. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Series 20[●]-[●] notes or otherwise making them available to EU Retail Investors in the EEA has been prepared and therefore offering or selling the Series 20[●]-[●] notes or otherwise making them available to any EU Retail Investor in the EEA may be unlawful under the EU PRIIPs Regulation.

EU and UK Risk Retention Requirements

On the closing date, BBD will covenant and agree, with reference to the EU Securitization Regulation and the UK Securitization Framework, in each case as in effect and applicable on the date of issuance of the Series 20[●]-[●] notes , that it will: (a) as “originator” for the purposes of the EU Securitization Regulation and the UK Securitization Framework, retain, on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, a material net economic interest which is not less than 5% of the nominal value of the securitized exposures, in the form of an originator’s interest as provided in (i) option (b) of Article 6(3) of the EU Securitization Regulation, (ii) paragraph (b) of Article 6(3) of Chapter 2 of the PRASR and (iii) paragraph 1(b) of SECN 5.2.8R (each as in effect on the closing date), by holding all of the membership interests in the transferor, which in turn will retain on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding all or part of the transferor’s interest (the “Retained Interest”); (b) not change the retention option or method of calculating the Retained Interest, except in accordance with the EU Securitization Rules and the UK Securitization Rules; and (c) not (and will not permit any of its affiliates to) subject the Retained Interest to any credit risk mitigation or any other hedge, or sell, transfer or otherwise surrender all or part of the rights, benefits or obligations arising from the Retained Interest, except in accordance with the EU Securitization Rules and the UK Securitization Rules.

The transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the EU Securitization Regulation or SECN 6 and Article 7 of Chapter 2 of the PRASRn. In particular, none of BBD, the transferor, the issuing entity nor any other party to the transaction described in this prospectus will be required to produce any information or disclosure for purposes of Article 7 of the EU Securitization Regulation or SECN 6 and Article 7 of Chapter 2 of the PRASR, or to take any other action in accordance with, or in a manner contemplated by, such articles. Consequently, the notes may not be a suitable investment for any person that is subject to the EU Securitization Regulation or the UK Securitization Framework.

Except as described herein, no party to the transaction described in this prospectus intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules or the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with the applicable Investor Requirements or any corresponding national measures that may be relevant.

None of BBD, the transferor, the issuing entity, the indenture trustee or the owner trustee or any affiliate of any such entity makes any representation or agreement that the information described above or elsewhere in this document is sufficient to enable any noteholder to comply with any of the EU Securitization Rules or the UK Securitization Rules, or any similar regulatory requirements. Noteholders are responsible for analyzing their own regulatory position and are advised to consult their own advisors regarding the suitability of the notes for investment and for compliance with the EU Securitization Rules or the UK Securitization Rules or any similar regulatory requirements that may apply to those investors.

Additionally, by their acceptance of the applicable Series 20[●]-[●] notes , each noteholder agrees that in no event shall the indenture trustee have any responsibility to monitor compliance with, calculate, provide or otherwise make available information required by the EU Securitization Rules, the UK Securitization Rules or any other similar rules or regulations. The indenture trustee shall not be charged with knowledge of such rules, nor shall it be liable to any noteholder or any other party for a violation of such rules or regulations now or hereinafter in effect.

Any failure by an Affected Investor to comply with the applicable Investor Requirements with respect to an investment in the Series 20[●]-[●] notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The EU

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Securitization Rules, the UK Securitization Rules and any changes to the regulation or regulatory treatment of the Series 20[●]-[●] notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and have an adverse impact on the value and liquidity of the Series 20[●]-[●] notes . Please see “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market” for more information.

Compliance with Registrant Requirements

We have performed various reviews relating to compliance with the registration requirements and as of the date of this prospectus we have met the registration requirements required by General Instruction I.A.1 of Form SF-3.

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Transaction Summary

Issuing Entity:	Barclays Dryrock Issuance Trust
Depositor and Transferor:	Barclays Dryrock Funding LLC
Sponsor, Servicer and Administrator:	Barclays Bank Delaware
Originator of the Receivables:	Barclays Bank Delaware
Owner Trustee:	Wilmington Trust, National Association
Indenture Trustee:	U.S. Bank Trust Company, National Association
Expected Issuance Date:	[●][●], 20[●]
Servicing Fee Rate:	[2.0]%
Clearance and Settlement:	DTC[/Clearstream/Euroclear]
Groups:	Shared Excess Available Finance Charge Collections Group [●] Shared Excess Available Principal Collections Group [●]

	Class A Notes	[Class B Notes]
Stated Principal Amount:	$[●]*	$[●]*
Anticipated Ratings:	We expect that the Class A notes will receive credit ratings from [two] nationally recognized statistical rating organizations hired by the transferor to rate the notes	[We expect that the Class B notes will receive credit ratings from [two] nationally recognized statistical rating organizations hired by the transferor to rate the notes]
Credit Enhancement:	Subordination of Class B notes	[Excess Spread]
Note Interest Rate:	[SOFR Rate plus] [●]% per year[**]	[SOFR Rate plus] [●]% per year[**]
Interest Accrual Method:	[30][Actual]/360	[30][Actual]/360
Interest Payment Dates:	Monthly ([15th])	Monthly ([15th])
First Interest Payment Date:	[●][●], 20[●]	[●][●], 20[●]
Commencement of Controlled Accumulation Period (subject to adjustment):	[●][●], 20[●]	[●][●], 20[●]
Denominations:	The Class A notes will be issued in minimum denominations of $[100,000] and in integral multiples of $[1,000]	[The Class B notes will be issued in minimum denominations of $[100,000] and in integral multiples of $[1,000]]
Expected Final Payment Date:	[●][●], 20[●]	[●][●], 20[●]
Series Legal Maturity Date:	[●][●], 20[●]	[●][●], 20[●]
Benefit Plan Eligibility (investors are cautioned to consult with their counsel):	Yes, subject to important considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”	[Yes, subject to important considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”]
Debt for United States Federal Income Tax Purposes (investors are cautioned to consult with their tax counsel):	Yes, subject to important considerations described in “Federal Income Tax Consequences”	[Yes, subject to important considerations described in “Federal Income Tax Consequences”]

*Subject to increase or decrease as discussed under “Introduction”.

**       The [Class A notes] [and the] [Class B Notes] will accrue interest at a floating rate based on a benchmark, which will initially be the “SOFR Rate” plus a spread. If the sum of the SOFR Rate + [●]% is less than 0.00% for any Interest Period then the interest rate for the [Class A notes] [and the] [Class B Notes] for such Interest Period will be deemed to be 0.00%. For a description of how interest will be calculated on the [Class A notes] [and the] [Class B Notes], see “The Notes– Interest Payments”. For a description of how the benchmark may change in certain situations after the closing date, see “The Notes–Interest Payments –Effect of Benchmark Transition Event”.

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Prospectus Summary

This summary does not contain all the information you may need to make an informed investment decision. You should read the entire prospectus before you purchase any notes.

Risk Factors

Investment in the Series 20[●]-[●] notes involves risks, including business risks, insolvency and security interest related risks, other legal and regulatory risks, and transaction structure risks, most of which could result in accelerated, delayed or reduced payments on your notes. We have summarized these risks below and described them more fully under the heading “Risk Factors”, beginning on page [23]. You should consider these risks carefully.

Business Risks Relating to BBD’s Credit Card Business

•	Cyber-attacks or other security breaches could have a material adverse effect on BBD’s business and the performance of the trust portfolio.
•	Competition in the credit card industry may result in a decline in BBD’s ability to generate new receivables. This may result in reduced payment or receipt of principal earlier or later than expected.
•	Payment patterns of account holders may not be consistent over time and variations may result in reduced payment of principal, or receipt of payment of principal earlier or later than expected.
•	BBD may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you.
•	Termination of certain credit card agreements may affect the performance of the issuing entity’s receivables, and consequently, the timing and amount of payments on your notes.
•	Changes in co-branded agreements may affect the performance of the issuing entity’s receivables and cardholder usage, and, consequently, the timing and amount of payments on your notes.
•	Change of certain credit card programs could lead to a reduction of receivables in the issuing entity.
•	Some customers may provide inaccurate or intentionally false information.

Insolvency and Security Interest Related Risks

•	The conservatorship, receivership, bankruptcy, or insolvency of BBD, Dryrock Funding or other parties to the transactions could result in accelerated, delayed, or reduced payments to you.
•	Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you.
•	The indenture trustee may not have a perfected interest in collections commingled by the servicer with its own funds, which could cause delayed or reduced payments to you.

Other Legal and Regulatory Risks

•	Regulatory action could result in losses or delays in payment.
•	BBD, Dryrock Funding and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.
•	Changes to consumer protection laws, regulations and regulatory agencies interpretations of those laws and regulations, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.
•	Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.
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•	Changes to federal or state bankruptcy or debtor laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration or reduction in payment of your notes.
•	EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.

Transaction Structure Risks

•	Credit card rates may decline without a corresponding change in the amounts needed to pay the notes, which could result in a delay or reduction in payments of your notes.
•	Allocations of default amounts on principal receivables could result in a reduction in payment on your notes.
•	[Subordinated notes bear losses before senior notes. If you own subordinated notes, the priority of allocations among classes of notes may result in payment on your notes being reduced or delayed.]
•	The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.
•	BBD may not be able to generate new receivables when required, or Dryrock Funding may not be able to designate new accounts to the issuing entity when required by the transfer agreement. This could result in an acceleration of or reduction in payments on your notes.
•	Recharacterization of principal receivables as finance charge receivables may require the addition of new receivables.
•	If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.
•	Issuance of additional notes may affect your voting rights and the timing and amount of payments.
•	You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated or not, potentially contrary to your benefit.
•	If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest.

[Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR

•	SOFR is relatively new and its composition and characteristics are not the same as LIBOR.
•	Any failure of SOFR to maintain market acceptance could adversely affect your notes.
•	A decrease in SOFR would reduce the rate of interest on your notes.
•	The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.
•	Risks relating to compound SOFR
•	Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect your notes.]

General Risk Factors

•	Social, economic and geographic factors and may cause a delay in or default on payments.
•	There is no public market for the notes. As a result, you may be unable to sell your notes or the price of the notes may suffer.
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•	You may not be able to reinvest any proceeds from an early amortization of your notes in a comparable security.
•	The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating.

Securities Offered

$[●] of Class A notes. [$[●] of Class B notes].

Credit enhancement for the Class A notes is provided by the issuance of $[●] of Class B notes which are subordinate to the Class A notes. See “The Notes – Subordination of Interest and Principal”.

This series has an initial stated principal amount of $[●]. However, the stated principal amount of the series may be increased or decreased. Any such increase or decrease will be reflected in the final prospectus.

[The Class B notes are not offered by this prospectus.]

In this prospectus, any references to the “Series 20[●]-[●] notes” means, collectively, the Class A notes and the Class B notes.

The Issuing Entity

Barclays Dryrock Issuance Trust, a Delaware statutory trust, is the issuing entity of the notes. It was established as Dryrock Issuance Trust under the laws of the State of Delaware on June 8, 2012. On December 17, 2013 it filed a certificate of amendment to its certificate of trust with the Delaware Secretary of State and changed its name to Barclays Dryrock Issuance Trust. Its address is c/o Wilmington Trust, National Association, Rodney Square North, 1100 North Market Street, Wilmington, DE 19890 and its telephone number is (302) 651-1000.

We refer to the Barclays Dryrock Issuance Trust as the “issuing entity”.

The issuing entity:

•	may periodically issue notes in one or more series or classes;
•	owns receivables that arise in designated credit card accounts from approved portfolios owned by Barclays Bank Delaware;
•	owns payments due on those receivables; and
•	may own other property described in this prospectus.

The Series 20[●]-[●] notes are issued by, and obligations of, the issuing entity. The issuing entity expects to issue other series of notes, which may have different stated principal amounts, interest rates, interest payment dates, expected final payment dates, series legal maturity dates and other characteristics. See “The Notes – Issuances of New Series and Classes of Notes”.

[Only the Class A notes of the Series 20[●]-[●] notes are being offered through this prospectus. The Class B notes are not being offered by this prospectus. Other series and classes of notes may be issued by the issuing entity in the future without the consent of, or notice to, any noteholders.]

See “Annex II: Outstanding Series and Classes of Notes” for information on the other series of outstanding notes. See also “Risk Factors – Transaction Structure Risks – Issuance of additional notes may affect your voting rights and the timing and amount of payments to you”.

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Sponsor

Barclays Bank Delaware, a Delaware banking corporation, owns credit card accounts from which receivables are sold to Dryrock Funding, which receivables Dryrock Funding then, subject to certain conditions, transfers to the issuing entity. See “Sources of Funds to Pay the Notes – Addition of Assets” and “Description of the Receivables Purchase Agreement”.

BBD is the sponsor and, as such, organizes and initiates the asset-backed securities transactions of the issuing entity, and is also the servicer of the assets included in the issuing entity.

We refer to Barclays Bank Delaware as “BBD” or the “sponsor”.

See “Transaction Parties – BBD” for a further description of its activities and history.

Depositor and Transferor

Barclays Dryrock Funding LLC is the depositor and transferor to the issuing entity. It is a limited liability company formed as Dryrock Funding LLC under the laws of the State of Delaware on June 7, 2012. On December 17, 2013 it filed a certificate of amendment to its certificate of formation with the Delaware Secretary of State and changed its name to Barclays Dryrock Funding LLC. It is a wholly-owned subsidiary of Barclays Bank Delaware. Its address is 125 S. West Street, 6th Floor, Wilmington, Delaware 19801 and its telephone number is (302) 255-4951.

Pursuant to a receivables purchase agreement with BBD, Barclays Dryrock Funding LLC purchases receivables owned in designated credit card accounts from approved portfolios owned by BBD. See “Description of the Receivables Purchase Agreement”. It may then, subject to certain conditions, transfer those receivables to the issuing entity. See “Sources of Funds to Pay the Notes – Addition of Assets”.

As the transferor to the issuing entity, Barclays Dryrock Funding LLC holds the transferor interest in the issuing entity, which represents the interest in the issuing entity not represented by notes issued and outstanding under the issuing entity or the rights, if any, of any credit enhancement providers to receive payments from the issuing entity. See “Sources of Funds to Pay the Notes – Credit Risk Retention”.

We refer to Barclays Dryrock Funding LLC as “Dryrock Funding” or the “transferor”.

See “Transaction Parties – Barclays Dryrock Funding LLC” for a further description of its activities and history.

Servicer and Administrator

BBD is the servicer of the issuing entity. As servicer, BBD is responsible for servicing, managing and making collections on the receivables in the issuing entity. See “Transaction Parties – BBD” and “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Collection and Other Servicing Procedures”. The servicer has outsourced certain functions to affiliated and unaffiliated third parties, including Barclays Bank PLC; BBD, however, remains responsible for the overall servicing process and BBD is responsible for paying the fees of any affiliated and unaffiliated third party to which it has outsourced certain functions. For information about certain affiliated and unaffiliated third party vendors that provide these services, see “Transaction Parties – BBD” and “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Outsourcing of Servicing”.

In limited cases, the servicer may resign or be removed, and either the indenture trustee or a third party may be appointed as the new servicer. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default”.

The servicer receives a servicing fee, and each series is obligated to pay a portion of that fee.

As administrator of the trust, BBD also performs certain administrative functions on behalf of the issuing entity. See “Transaction Parties – The Issuing Entity”.

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We refer to BBD, as the context may require, as the “servicer” or the “administrator”.

Indenture Trustee

U.S. Bank Trust Company, National Association, a national banking association, is the indenture trustee under the indenture for each series and class of notes issued by the issuing entity. Its address is 190 La Salle St., MK-IL-SL7R, Chicago, IL 60603, Attention: Structured Finance/Dryrock. Its telephone number is (800) 934-6802. On May 1, 2022, U.S. Bank Trust Company, National Association succeeded U.S. Bank National Association as the indenture trustee, note registrar and paying agent under the indenture, for the benefit of the noteholders.

Under the terms of the indenture, the role of the indenture trustee is limited. See “The Indenture – Indenture Trustee” and “Transaction Parties – The Indenture Trustee”.

Owner Trustee

Wilmington Trust, National Association, a national banking association, is the owner trustee under the trust agreement. Its address is Rodney Square North, 1100 North Market Street, Wilmington, DE 19890. Its telephone number is (302) 651-1000.

Under the terms of the trust agreement, the role of the owner trustee is limited. See “Transaction Parties – The Owner Trustee”.

Asset Representations Reviewer

Clayton Fixed Income Services LLC (“Clayton”), a Delaware limited liability company, will act as the “asset representations reviewer” under the asset representations reviewer agreement. Clayton is a wholly-owned subsidiary of Covius Services, LLC.

Under the terms of the asset representations reviewer agreement, the role of the asset representations reviewer is limited. See “Transaction Parties – The Asset Representations Reviewer”.

[Derivative Counterparty]

[[●], a [form of organization, is the derivative counterparty under the derivative agreement.

See “Transaction Parties – [The Derivative Counterparty]”.]

The Issuing Entity’s Assets

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated credit card accounts from approved portfolios owned by BBD and funds on deposit in the issuing entity accounts. The receivables consist of principal receivables and finance charge receivables which are in existence as of the closing date and which are created from time to time thereafter.

The issuing entity has acquired and will acquire the receivables from the transferor pursuant to the transfer agreement. The transferor has and will have acquired receivables from BBD pursuant to a receivables purchase agreement between BBD and the transferor. See “Description of the Receivables Purchase Agreement”.

The following information concerning the assets of the issuing entity is as of [●], 20[●]:

•	Total receivables in the issuing entity: $[●]
•	Principal receivables in the issuing entity: $[●]
•	Finance charge receivables in the issuing entity: $[●]
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•	Number of accounts designated to the issuing entity: [●]
•	Account billing addresses: generally all 50 states, the District of Columbia and all territories of the United States.

See “Annex I: The Trust Portfolio” for a further description of the assets included in the issuing entity.

Addition and Removal of Assets

Additional assets may be transferred to the issuing entity as described under “Sources of Funds to Pay the Notes – Addition of Assets”. The transferor may designate additional accounts, and consequently all eligible receivables arising in such accounts, to the issuing entity at any time, subject to certain addition limits, so long as:

•	the accounts are eligible accounts;
•	notice is delivered to each hired nationally recognized statistical rating organization, the owner trustee, the indenture trustee and the servicer;
•	filed-stamped copies of all financing statements covering the receivables in such additional accounts and perfecting the interest of the trust therein are delivered to the owner trustee and the indenture trustee;
•	no insolvency event has occurred and such designation of additional accounts is not made in contemplation thereof;
•	a written account assignment and account schedule with respect to such additional accounts is delivered to the owner trustee, the indenture trustee and the servicer;
•	the addition to the trust of the receivables arising in the additional accounts does not result in an adverse effect;
•	an officer’s certificate and opinion of counsel (as specified in the transfer agreement) are delivered to the owner trustee and the indenture trustee; and
•	under certain circumstances, if the designation will cause the number of principal receivables of additional accounts to exceed the maximum addition limit, then the note rating agency condition is satisfied.

Under certain limited circumstances, the transferor may be required to add additional receivables to the issuing entity if required to maintain the required transferor amount or the required pool balance.

The transferor may also remove receivables that it transferred to the issuing entity as described under “Sources of Funds to Pay the Notes – Removal of Assets”, so long as:

•	notice is delivered to each hired nationally recognized statistical rating organization, the owner trustee, the indenture trustee and the servicer;
•	a computer file containing a true and complete list of the removed accounts is delivered to the issuing entity and the indenture trustee, and the transferor represents and warrants that such list is true and complete in all material respects;
•	the note rating agency condition is satisfied; and
•	an officer’s certificate is delivered to the owner trustee and the indenture trustee to the effect that such removal does not result in an adverse effect and no selection procedures believed to be materially adverse to the noteholders is used.
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The transferor may designate removed accounts without being subject to the last two bullet points set forth above if the removed accounts are accounts originated or acquired under a specified private label agreement, merchant agreement, co-branded agreement or other program which is co-owned, operated or promoted; provided, that such agreement has terminated in accordance with its terms, or the accounts are being removed due to other circumstances caused by requirements of agreements in which the right to such removed accounts is determined by a party or parties to such agreements; and provided further, that in certain circumstances as a result of such removals, the transferor may need to accept from the issuing entity a reassignment of receivables form accounts relating to any non co-branded portfolio.

In addition, if the transferor breaches certain representations and warranties relating to the eligibility of receivables included in the issuing entity the transferor may be required to remove those receivables from the issuing entity.

Finally, on the date when any receivable in an account is charged off as uncollectible, the trust automatically transfers those receivables to the transferor, which then subsequently automatically transfers those receivables to the servicer for collection purposes.

The composition of the assets in the issuing entity will change over time due to changes in the composition and amount of the receivables in the issuing entity as new receivables are created, existing receivables are paid off or charged off, additional accounts are designated to the issuing entity and accounts are removed from the issuing entity.

Noteholders will not be notified of any such changes to the composition of the assets in the issuing entity due to additions or removals of receivables or due to the designation or removal of portfolios as approved portfolios. However, monthly reports containing certain information relating to the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

See “Sources of Funds to Pay the Notes – Addition of Assets” and “– Removal of Assets”.

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KEY PARTIES AND OPERATING DOCUMENTS

Series and Classes of Notes

The issuing entity is offering notes, which are issued pursuant to the indenture and the Series 20[●]-[●] indenture supplement. The indenture and the Series 20[●]-[●] indenture supplement are between the issuing entity and the indenture trustee. The Series 20[●]-[●] notes are entitled to their allocable share of the issuing entity’s assets.

The Series 20[●]-[●] notes consist of the Class A notes and the Class B notes. A class designation determines the relative seniority for receipt of cash flows and exposure to reductions in the allocation amount. For example, the Class B notes of Series 20[●]-[●] provide credit enhancement for the Class A notes of Series 20[●]-[●]. See “The Notes – Subordination of Interest and Principal”.

The Class A notes and the Class B notes are issued on the same date. The expected final payment date and series legal maturity date of the Class B notes is [the same as][later than] the Class A notes.

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The allocation amount of the Series 20[●]-[●] notes corresponds to the portion of the assets in the issuing entity that has been pledged to secure the obligation of Series 20[●]-[●]. The remaining portion of the assets in the issuing entity not securing note obligations is referred to as the transferor amount.

The terms of any future series or class of notes will not be subject to your prior review or consent. We cannot assure you that the terms of any future series or class might not have an impact on the timing or amount of payments received.

Transferor Amount

The transferor amount at any time equals the pool balance minus the aggregate allocation amount of all notes.

Increases or decreases in the pool balance without a corresponding increase or decrease in the allocation amount of any notes will result in an increase or decrease in the transferor amount. The transferor amount fluctuates to reflect changes in the amount of principal receivables included in the issuing entity. The transferor amount generally decreases as a result of the issuance of new notes. The transferor amount generally increases if there are reductions in the allocation amount of any notes, for example, due to payments of principal of those notes or a deposit into the principal funding account with respect to those notes.

The issuing entity has a minimum transferor amount requirement, referred to as the required transferor amount. For any date of determination, the required transferor amount equals a designated percentage, referred to as the required transferor amount percentage, of the amount of principal receivables included in the issuing entity as of that date. The required transferor amount percentage currently is [●]%, although the transferor may change that percentage at any time, subject to the conditions described in “Sources of Funds to Pay the Notes – Credit Risk Retention”. The transferor amount percentage expected to be retained on the closing date is approximately [●]%. The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the transferor amount percentage if materially different from that disclosed in this prospectus.

If, at the end of any date of processing, the transferor amount for such date of processing is less than the required transferor amount for such date of processing, the transferor is required to transfer additional receivables to the issuing entity as described in “Sources of Funds to Pay the Notes – Addition of Assets”.

If the transferor fails to transfer additional receivables to the issuing entity when required to do so, then in certain circumstances an early redemption event may be triggered, and in other circumstances an early amortization event will occur with respect to the notes after the applicable grace period. See “Sources of Funds to Pay the Notes – Credit Risk Retention”, “The Notes – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events”.

The interest in the transferor amount initially is held by the transferor. The transferor’s interest in the transferor amount, referred to in this prospectus as the transferor interest, may be held either in certificated form represented by a transferor certificate or in uncertificated form. The transferor’s interest in the transferor amount may be transferred by a holder thereof in whole or in part subject to certain limitations and conditions described in the trust agreement, the transfer agreement, the indenture and the related indenture supplement. We comply with Regulation RR by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR and in connection therewith the transferor may not sell or otherwise transfer any interest or assets that it is required to hold pursuant to Regulation RR unless such sale or transfer is to a wholly-owned affiliate. The transferor amount does not provide credit enhancement to any notes.

FDIC Rule Risk Retention

As part of being entitled to the treatment set forth in 12 C.F.R. § 360.6(d)(4), and in order to comply with 12 C.F.R. § 360.6(b)(5)(i) related thereto, BBD satisfies the risk retention requirements of 12 C.F.R. § 360.6(b)(5)(i) by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR. See “Credit Risk Retention”.

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Credit Risk Retention

In the Series 20[●]-[●] indenture supplement, the transferor (a wholly-owned affiliate of the sponsor) will covenant to maintain a seller’s interest in the issuing entity (in the form of the transferor’s interest described above) that equals not less than 5% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by BBD or one or more wholly-owned affiliates of BBD) calculated in accordance with Regulation RR as of the record date related to each payment date (the “transferor amount measurement date”). For purposes of this section, a wholly-owned affiliate of BBD includes any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e., owns 100% of the equity in such person), is wholly controlled by, or is wholly under common control with, BBD. As of the closing date, the seller’s interest is expected to equal $[●] which is approximately [●]% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by BBD or one or more wholly-owned affiliates of BBD). The issuing entity will disclose on Form 8-K within a reasonable time after the closing date the seller’s interest percentage if materially different from that disclosed in this prospectus.

We will disclose whether the seller’s interest retained by the transferor meets the minimum requirements of Regulation RR (measured in accordance with Regulation RR) each month as part of the noteholders’ monthly statement filed as an exhibit to the issuer’s Form 10-D.

[In addition to holding the seller’s interest as described above, as of the date hereof, the transferor owns [all] [certain of] the outstanding Class B notes issued by the issuing entity.]

In no event will the indenture trustee have any responsibility to monitor compliance with Regulation RR or any other rules or regulations regarding risk retention. The indenture trustee will not be charged with knowledge of such rules, nor will it be liable to any noteholder or any other party for a violation of such rules and regulations now or hereinafter in effect.

Required Pool Balance

For any date, the pool balance equals the sum of (i) the amount of principal receivables plus (ii) any amount on deposit in the excess funding account.

The issuing entity has a minimum pool balance requirement, referred to as the required pool balance. For any date, the required pool balance is an amount equal to the sum of (i) for all notes in their revolving period, the sum of the allocation amounts of those notes as of such date, and (ii) for all other notes, the sum of the allocation amounts of those notes at the end of the most recent revolving period for each of those notes, excluding any notes which will be paid in full on the next applicable payment date and any notes that will have an allocation amount of zero on the applicable payment date. See “Sources of Funds to Pay the Notes – Required Pool Balance”.

If, for any date of processing, the pool balance for such date of processing is less than the required pool balance, the transferor is required to transfer additional receivables to the issuing entity as described in “Sources of Funds to Pay the Notes – Addition of Assets”.

If the transferor fails to transfer additional receivables to the issuing entity when required to do so, then in certain circumstances an early redemption event may be triggered, and in other circumstances an early amortization event will occur with respect to the notes after the applicable grace period. See “Sources of Funds to Pay the Notes – Required Pool Balance”, “The Notes – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events”.

Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount

The Series 20[●]-[●] notes have a stated principal amount, an outstanding dollar principal amount, an adjusted outstanding dollar principal and an allocation amount.

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•	Stated Principal Amount. The stated principal amount is the amount that is stated on the face of the notes to be payable to the holders of that note. It can be denominated in U.S. dollars or in a foreign currency. For the Class A notes the Stated Principal Amount is $[●]. For the Class B notes, the Stated Principal Amount is $[●]. The initial stated principal amount of the Class A notes and the Class B notes may be increased or decreased as discussed under “Introduction”.
•	Outstanding Dollar Principal Amount. The outstanding dollar principal amount is the initial dollar principal amount of a series or class of notes, less principal payments made to noteholders of that series or class, plus increases due to issuances of additional notes of that series or class. The outstanding dollar principal amount for foreign currency notes or discount notes is determined as described in “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount”.
•	Adjusted Outstanding Dollar Principal Amount. The adjusted outstanding dollar principal amount of any series or class of notes is equal to the outstanding dollar principal amount of that series or class of notes, less any funds on deposit in respect of principal in any issuing entity accounts for that series or class.
•	Allocation Amount. The initial series allocation amount is $[●] (subject to increase or decrease as discussed under “Introduction”), which is also the initial dollar principal amount of the Series 20[●]-[●] notes. The series allocation amount is a U.S. dollar amount based on the initial dollar principal amount after deducting:
i.	charge-offs resulting from any uncovered series default amount;
ii.	reallocated principal collections used to pay shortfalls in interest on the Class A notes or shortfalls in the servicing fee and past due amounts thereon;
iii.	the amount on deposit in the principal funding account or (without duplication) the amount deposited into the distribution account for the payment of principal of the Series 20[●]-[●] notes; and
iv.	principal payments made on the Series 20[●]-[●] notes;

and adding back series available finance charge collections and shared excess available finance charge collections allocated from other series of notes, if any, which are used to reimburse reductions in the allocation amount described in clauses i and ii above. In addition, for a series or class of discount notes, the allocation amount of that series or class will increase over time as principal accretes.

If the series allocation amount is reduced, the amount of principal collections and finance charge collections allocated to Series 20[●]-[●] will be reduced, which may result in a reduction in the amounts allocated to pay principal of and interest on the Series 20[●]-[●] notes. If the series allocation amount is less than the outstanding dollar principal amount of the Series 20[●]-[●] notes, the principal of and interest on the Series 20[●]-[●] notes may not be paid in full.

The allocation amount of the Series 20[●]-[●] notes will be increased if additional notes of the Series 20[●]-[●] notes are issued after the initial issuance or if amounts on deposit in the Series 20[●]-[●] principal funding account are deposited into the principal funding account for another series or class of notes or paid to the holder of the transferor interest.

Upon a sale of assets in the issuing entity following (i) an event of default and acceleration of the Series 20[●]-[●] notes or (ii) the series legal maturity date, as described in “Deposit and Application of Funds – Sale of Assets”, the allocation amount of the Series 20[●]-[●] notes will be reduced to zero.

For a detailed discussion of the stated principal amount, the outstanding dollar principal amount, the adjusted outstanding dollar principal amount and the allocation amount, see “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount”.

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Interest

The Class A notes will accrue interest at [an annual rate equal to [●]%] [a floating rate based on a benchmark, which initially will be the “SOFR Rate” plus [●]%].

[The Class B notes will accrue interest at an annual rate equal to [SOFR Rate plus] [●]%.]

Interest on the Series 20[●]-[●] notes will begin to accrue on the issuance date, expected to be [●][●], 20[●]. Interest on the Class A notes will be calculated on the basis of a 360-day year and [the actual number of days in the applicable Interest Period][a 30 day interest period]. [Interest on the Class B notes will be calculated on the basis of a 360-day year and [the actual number of days in the related interest period][a 30 day interest period].] Each Interest Period will begin on and include a payment date and end on but exclude the next payment date. The first Interest Period, however, will begin on the issuance date and will end on but exclude [●][●], 20[●], which is the first payment date for the Series 20[●]-[●] notes.

Interest on the Class A notes for any interest payment date will equal the product of:

•	the interest rate for the Class A notes for the related Interest Period; times
•	a fraction, the numerator of which is [the actual number of days in the applicable Interest Period][30] and the denominator of which is 360; times
•	the outstanding dollar principal amount of the Class A notes as of the related record date.

[Interest on the Class B notes for any interest payment date will equal the product of:

•	the interest rate for the Class B notes for the related Interest Period; times
•	a fraction, the numerator of which is [the actual number of days in the applicable Interest Period][30] and the denominator of which is 360; times
•	the outstanding dollar principal amount of the Class B notes as of the related record date.]

[However, for the first interest payment date, interest on the Series 20[●]-[●] notes will be $[●].] The issuing entity will make interest payments on the Series 20[●]-[●] notes on the [15th] day of each month, beginning in [●]. If the [15th] day of any month is not a business day, then interest payments for such month will be made on the following business day.

[The paying agent will obtain the SOFR Rate for the [Class A notes] [and the] [Class B notes] using the method described under “The Notes—Interest Payments”. If the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the administrator will determine an alternative benchmark in accordance with the benchmark replacement provisions described under “The Notes—Interest Payments—Effect of Benchmark Transition Event.”

If the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the interest rate for the [Class A notes] [and the] [Class B notes] for such Interest Period will be deemed to be 0.00%.]

Principal

The issuing entity expects to pay the stated principal amount of the Series 20[●]-[●] notes in one payment on the [●] payment date, which is the expected final payment date, and is obligated to do so if sufficient funds are available for that purpose. No principal will be paid on the Class B notes until the Class A notes are paid in full. See “The Notes – Subordination of Interest and Principal”.

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If the stated principal amount of the Series 20[●]-[●] notes is not paid in full on the expected final payment date due to insufficient funds, noteholders generally will not have any remedies against the issuing entity until the [●] payment date, which is the series legal maturity date.

If the stated principal amount of the Series 20[●]-[●] notes is not paid in full on the expected final payment date, then an early amortization event will occur with respect to the Series 20[●]-[●] notes. As a result, the issuing entity will use series available principal collections, series available finance charge collections and other specified amounts to make monthly principal and interest payments on the Series 20[●]-[●] notes until the earliest of (i) the date on which the Series 20[●]-[●] notes are paid in full, (ii) the date on which assets in the issuing entity are sold following an event of default and acceleration of the Series 20[●]-[●] notes, and (iii) the series legal maturity date.

Principal of the Series 20[●]-[●] notes may be paid earlier than the expected final payment date if an early amortization event, an early redemption event or an event of default and acceleration occurs with respect to the Series 20[●]-[●] notes. See “The Indenture – Early Amortization Events” and “– Events of Default”, “The Notes – Redemption and Early Amortization of the Notes”.

Subordination; Credit Enhancement

The subordination of the Class B notes provides credit enhancement for the Class A notes. Interest payments will be made on the Class A notes before they are made on the Class B notes. Principal payments on the Class B notes will not begin until the Class A notes have been paid in full. If the series allocation amount is reduced due to charge-offs resulting from any uncovered series default amount or due to reallocated principal collections used to pay shortfalls in interest on the Class A notes or shortfalls in the series servicing fee and past due amounts thereon, the principal of and interest on the Class B notes may not be paid in full. If there is a sale of assets in the issuing entity (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the series legal maturity date as described in “Deposit and Application of Funds – Sale of Assets”, the net proceeds of that sale which are available to pay principal of and interest on the Series 20[●]-[●] notes will be paid first to the Class A notes before any remaining net proceeds will be available for payments due to the Class B notes.

Credit enhancement for the Series 20[●]-[●] notes is for the benefit of Series 20[●]-[●] only and you are not entitled to the benefits of any credit enhancement available to any other series of notes, unless specified otherwise in the indenture supplement related to such series.

[Supplemental Credit Enhancement Agreements]

[The Series 20[●]-[●] notes have the benefit of additional forms of supplemental credit enhancement – referred to herein as supplemental credit enhancement agreements – in the form of a [letter of credit][surety bond]. [The specific terms of any supplemental credit enhancement agreement and a description of the related provider will be included in the prospectus. BBD or any of its affiliates may be providers of any supplemental credit enhancement agreement.]]

Limit on Repayment

You may not receive the stated principal amount of the Series 20[●]-[●] notes if:

•	the allocation amount of your Series 20[●]-[●] notes has been reduced due to charge-offs resulting from any uncovered default amount allocated to your series or due to reallocated principal collections used to pay shortfalls in interest on senior notes or shortfalls in the servicing fee and past due amounts thereon, and those amounts have not been reimbursed from finance charge collections allocated to your series of notes; or
•	assets in the issuing entity are sold following (i) an event of default and acceleration of your Series 20[●]-[●] notes or (ii) the series legal maturity date, and the proceeds from the sale of those assets, plus any funds on deposit in the applicable issuing entity accounts allocated to your Series 20[●]-[●] notes, and any other amounts available to your Series 20[●]-[●] notes, are insufficient to provide the full repayment of your Series 20[●]-[●] notes. See “Deposit and Application of Funds – Sale of Assets”.
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Redemption and Early Amortization of the Notes

The Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes will be subject to optional redemption, whereby the issuing entity or the transferor may, pursuant to the applicable provisions of the indenture, redeem the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes before the expected final payment date in whole, but not in part, on any day on or after the day on which the outstanding dollar principal amount of the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes is reduced to less than 10% of its highest outstanding dollar principal amount, but in no event will such optional redemption occur if 25% or more of the initial dollar principal amount of the Series 20[●]-[●] notes is outstanding. See “The Notes – Redemption and Early Amortization of the Notes”.

If the issuing entity is directed to redeem any series or class of notes, it will notify the registered holders at least 30 days prior to the redemption date. The redemption price of any series or class of notes will equal 100% of the outstanding dollar principal amount, plus accrued, past due and additional interest on those notes to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payment on that series or class of notes will thereafter be made until the earlier to occur of (i) the date on which those notes are paid in full and (ii) the applicable legal maturity date. Any funds on deposit in the applicable issuing entity accounts allocable to those notes will be applied to make principal and interest payments on those notes on the redemption date.

The Series 20[●]-[●] notes will also be subject to a mandatory redemption (an “early redemption event”) if principal receivables having an aggregate principal balance in an amount equal to or greater than [30]% of the pool balance are designated for reassignment to the transferor, and the servicer determines that the transferor amount would be less than the required transferor amount after giving effect to such reassignment, and after giving effect to any scheduled payments on the Series 20[●]-[●] notes and any account additions that are scheduled to occur on or prior to the removal date. If an early redemption event occurs, the issuing entity will apply all funds received from the transferor in connection with such reassignment on the first payment date following the monthly period in which such early redemption event occurred to redeem such notes on a pro rata basis among each series and within each series on a pro rata basis between each class of notes of such series, based on the respective stated principal amounts of each such series and each such class of notes subject to early redemption. See “The Notes – Redemption and Early Amortization of the Notes”.

If an early amortization event with respect to Series 20[●]-[●] occurs, the issuing entity will use series available principal collections, series available finance charge collections and other specified amounts allocated to Series 20[●]-[●] to make monthly principal and interest payments on the Series 20[●]-[●] notes until the earliest of (i) the date on which the Series 20[●]-[●] notes are paid in full, (ii) the date on which assets in the issuing entity are sold following an event of default and acceleration of the Series 20[●]-[●] notes, and (iii) the series legal maturity date.

An early amortization event for the Series 20[●]-[●] notes will occur if any of the following events occur:

•	the quarterly excess spread percentage is less than the required excess spread percentage for such monthly period;
•	when required to do so, the transferor does not transfer additional receivables to the trust;
•	any servicer default occurs that would have a material adverse effect on the Series 20[●]-[●] noteholders;
•	the failure to pay the Series 20[●]-[●] notes in full on the expected final payment date;
•	the occurrence of an event of default and acceleration of the Series 20[●]-[●] notes under the indenture;
•	the (i) failure on the part of the transferor to make any payment or deposit required to be made by it by the terms of the transfer agreement on or before the date occurring five business days after the date such payment or deposit is required to be made therein or (ii) failure of the transferor duly to observe or perform in any material respect any of its respective covenants or agreements set forth in the transfer agreement, which
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failure has a material adverse effect on the Series 20[●]-[●] noteholders and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, will have been given to the transferor by the indenture trustee, or to the transferor and the indenture trustee by any noteholder of the Series 20[●]-[●] notes;

•	any representation or warranty made by the transferor in the transfer agreement or any information contained in an account schedule required to be delivered by it pursuant to the transfer agreement will prove to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, will have been given to the transferor by the indenture trustee, or to the transferor and the indenture trustee by any noteholder of the Series 20[●]-[●] notes and as a result of which the interests of the Series 20[●]-[●] noteholders are materially and adversely affected for such period; provided, however, that an early amortization event will not be deemed to have occurred if the transferor has accepted reassignment of the related receivables, or all of such receivables, if applicable, during such period in accordance with the provisions of the transfer agreement;
•	the issuing entity becomes an “investment company” within the meaning of the Investment Company Act;
•	the bankruptcy, insolvency, conservatorship or receivership of the transferor;
•	the bankruptcy, insolvency, conservatorship or receivership of BBD; or
•	BBD is unable for any reason to transfer receivables to the transferor.

See “The Notes – Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events”.

Events of Default

The Series 20[●]-[●] notes are subject to certain events of default described in “The Indenture – Events of Default”.

Events of default include the following:

•	the issuing entity’s failure, for a period of 35 days, to pay interest on the Series 20[●]-[●] notes when that interest becomes due and payable;
•	the issuing entity’s failure to pay the stated principal amount of the Series 20[●]-[●] notes on the series legal maturity date;
•	the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 90 days after either the indenture trustee or the holders of at least 25% of the outstanding dollar principal amount of the Series 20[●]-[●] notes has provided written notice requesting the remedy of that breach if, as a result of that default, the interests of the Series 20[●]-[●] notes are materially and adversely affected and continue to be materially and adversely affected during that 90-day period; and
•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity.

Some events of default result in an automatic acceleration of the Series 20[●]-[●] notes, and other events of default result in the right of the Series 20[●]-[●] noteholders to demand acceleration after an affirmative vote by holders of more than 66⅔% of the aggregate outstanding dollar principal amount of the Series 20[●]-[●] notes. For a description of the remedies upon an event of default, see “Deposit and Application of Funds – Sale of Assets” and “The Indenture – Events of Default Remedies”.

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Under the indenture, notes held or beneficially owned by the issuing entity, the transferor or any affiliate of the issuing entity or the transferor are disregarded and not deemed to be outstanding for purposes of determining whether the holders of a requisite principal amount of the notes have consented or taken any other action, such as demanding acceleration of the notes after an event of default.

Allocations of Collections

BBD, as servicer, will receive collections on the receivables included in the issuing entity and will deposit (or cause to be deposited) within two business days of receipt those collections into the collection account for the issuing entity. It will keep track of those collections that are principal collections, those that are finance charge collections and those that are written off as uncollectible and referred to as the default amount.

Each day on which collections are deposited into the collection account, the indenture trustee will at the direction of the servicer allocate collections received between the transferor’s interest and the noteholders’ interests and with respect to that allocated to the noteholders’ interest, will allocate such amount to the various series including Series 20[●]-[●]. See “Deposit and Application of Funds”.

Series 20[●]-[●] noteholders are entitled to receive payments of principal and interest only from their allocable share of collections of receivables and other assets included in the issuing entity. If the series allocation amount is reduced, the amount of principal collections and finance charge collections allocated to Series 20[●]-[●] will be reduced. If the series allocation amount is less than the outstanding dollar principal amount of the Series 20[●]-[●] notes, the principal of and interest on the Series 20[●]-[●] notes may not be paid in full. See “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections” and “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount”.

Revolving Period

Until principal collections are needed to be accumulated for Series 20[●]-[●], principal collections allocable to Series 20[●]-[●] will either be applied to other series which are accumulating principal or paid to the holder of the transferor interest. This period is referred to as the revolving period. The revolving period begins on the issuance date and, unless an early amortization event, early redemption event or event of default and acceleration of the Series 20[●]-[●] notes occurs, ends at the commencement of the controlled accumulation period. The controlled accumulation period is scheduled to begin on the first business day of the [●] 20[●] monthly period, but may begin at a later date. See “The Notes – Principal Payments – Revolving Period”, “– Controlled Accumulation Period” and “– Postponement of Controlled Accumulation Period”.

Application of Collections

Payments of Interest, Fees and Other Items

Each month, series available finance charge collections, which are Series 20[●]-[●]’s share of total finance charge collections plus certain other amounts, will generally be applied in the following priority:

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See “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” for a detailed description of the application of series available finance charge collections.

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Payments of Principal

Series 20[●]-[●] available principal collections will generally be applied as follows:

Series 20[•]-[•] Available Principal
During the revolving period :
During the controlled accumulation period :
During the early amortization period :
Principal funding account
First, Class A notes until paid in full
Second, Class B notes unpaid paid in full
On the expected final payment date (or earlier if an early amortization event occurs):
Distribution account
First, Class A notes until paid in full
Second, Class B notes until paid in full
Shared excess available principal collections
Other series in shared excess available principal collections group one
or
Holder of the transferor interest
Excess Funding Account

•	During any of the revolving period, the controlled accumulation period or the early amortization period, principal collections allocated to the Series 20[●]-[●] notes may be reallocated, if necessary, and used to pay
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shortfalls in interest on the Class A notes or shortfalls in the series servicing fee and past due amounts thereon, in each case to the extent those payments have not been made from series available finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. For any payment date, however, these reallocated principal collections cannot exceed the Class B stated principal amount, minus any reductions of such amount due to charge-offs resulting from any uncovered series default amount and due to reallocated principal collections previously used to pay such shortfalls and which have not been reimbursed.

•	Any remaining principal collections first will be made available to other series in shared excess available principal collections group [●] and then will be paid to the holder of the transferor interest or, if necessary, deposited into the excess funding account.

See “Deposit and Application of Funds – Payments of Principal”, “– Shared Excess Available Principal Collections”, “The Notes – Principal Payments” and “– Sources of Funds to Pay the Notes – The Issuing Entity Accounts” for a detailed description of the application of series available principal collections.

Fees and Expenses Payable from Collections

List of Fees paid out of Cash Flows from the Pool Assets[1]

Fees and expenses payable from collections of finance charge receivables:

° Servicing fee: paid to the servicer each month in an amount equal to one-twelfth of the servicing fee percentage of the principal receivables.

Fees and expenses payable from collections of principal receivables: ° Servicing fee shortfall: any accrued but unpaid servicing fees paid to the servicer.

Servicer Compensation

The servicer is entitled to receive a monthly servicing fee as compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer. For each month, the servicing fee will equal one-twelfth of the servicing fee percentage per year and the aggregate amount of principal receivables as of the close of business on the last day of the prior monthly period. The portion of the servicing fee allocated to Series 20[●]-[●] will be paid from series available finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. See “Deposit and Application of Funds – Servicer Compensation”.

Shared Excess Available Finance Charge Collections

Series 20[●]-[●] is included in shared excess available finance charge collections group [●]. As of the issuance date, after giving effect to the addition of the Series 20[●]-[●] notes, there will be [●] ([●]) outstanding series of notes included in shared excess available finance charge collections group [●].

To the extent that series available finance charge collections are available after all required deposits and payments described in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items”, those excess finance charge collections will be applied to cover any shortfalls in amounts payable from finance charge collections allocated to other series of notes in shared excess available finance charge collections group [●]. In addition, the Series 20[●]-[●] notes may receive the benefit of shared excess available finance charge collections from other series of notes in shared excess available finance charge collections group [●] to the extent the finance charge collections allocated to such other series remain after making all required deposits and payments for those series.

Shared excess available finance charge collections from series in shared excess available finance charge collections group [●] will not be available for application by other series of notes that are not in shared excess available finance charge collections group [●].

1 The only fee paid out of the cash flows from the pool assets is the servicing fee.

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While any series of notes may be included in shared excess finance charge collections group [●], there can be no assurance that additional series will be included in shared excess finance charge collections group [●] or that there will be any excess finance charge collections to be shared.

See “Deposit and Application of Funds – Shared Excess Available Finance Charge Collections” and “Sources of Funds to Pay the Notes – General”.

Shared Excess Available Principal Collections

Series 20[●]-[●] is included in shared excess available principal collections group [●]. As of the issuance date, after giving effect to the addition of the Series 20[●]-[●] notes, there will be [●] ([●]) outstanding series of notes included in shared excess available principal collections group [●].

To the extent that series available principal collections are available after all required deposits and payments described in “Deposit and Application of Funds – Payments of Principal”, those excess principal collections will be applied to cover any shortfalls in required principal deposits or payments payable from principal collections allocated to other series of notes in shared excess available principal collections group [●]. In addition, the Series 20[●]-[●] notes may receive the benefit of shared excess available principal collections from other series of notes in shared excess available principal collections group [●] to the extent the principal collections allocated to such other series remain after making all required deposits and payments for those series.

Shared excess available principal collections from series in shared excess available principal collections group [●] will not be available for application by other series of notes that are not in shared excess available principal collections group [●].

While any series of notes may be included in shared excess principal collections group [●], there can be no assurance that additional series will be included in shared excess principal collections group [●] or that there will be any excess principal collections to be shared.

See “Deposit and Application of Funds – Shared Excess Available Principal Collections” and “Sources of Funds to Pay the Notes – General”.

Issuing Entity Accounts

For a description of the issuing entity accounts established for the benefit of all series of outstanding notes, including the collection account and the excess funding account, see “Sources of Funds to Pay the Notes”.

In connection with the Series 20[●]-[●] notes, the issuing entity will establish a principal funding account, an accumulation reserve account and a distribution account. The principal funding account, the accumulation reserve account and the distribution account are solely for the benefit of the Series 20[●]-[●] noteholders.

Collections on the receivables and any other assets included in the issuing entity will be allocated among each series of notes, including Series 20[●]-[●], and the holder of the transferor interest on a daily basis. The amounts allocated to Series 20[●]-[●], plus any other amounts to be treated as finance charge collections and principal collections for Series 20[●]-[●], will then be applied if and when required to:

•	make deposits to the principal funding account;
•	make deposits to the accumulation reserve account;
•	make deposits to the distribution account; and
•	to make other required deposits or payments as described in this prospectus.
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See “The Notes – Principal Payments”, “– Sources of Funds to Pay the Notes – The Issuing Entity Accounts”, and “Deposit and Application of Funds – Deposits to the Accumulation Reserve Account”.

Ratings

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected final payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early amortization event, an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization. A rating is based on each nationally recognized statistical rating organization’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one nationally recognized statistical rating organization will not necessarily correspond to a rating, or a change or withdrawal of a rating, from any other nationally recognized statistical rating organization.

Other nationally recognized statistical rating organizations not hired by the transferor may rate the Series 20[●]-[●] notes at any time. A rating on the Series 20[●]-[●] notes by a non-hired nationally recognized statistical rating organization could be different than the rating assigned to the Series 20[●]-[●] notes by a hired nationally recognized statistical rating organization.

See “Risk Factors – General Risk Factors – The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating”.

Investment Company Act

The issuing entity will be relying on the exemption from the definition of “investment company” under the Investment Company Act contained in Rule 3a-7 thereunder, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity has been structured so as not to constitute a “covered fund” for purposes of Section 13 of the Bank Holding Company Act of 1956, as amended, commonly known as the “Volcker Rule”.

Tax Status

On the Closing Date, Mayer Brown LLP, as special tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein and subject to important considerations described in “Federal Income Tax Consequences”, to the effect that under existing law the notes (other than notes while beneficially owned after the closing date by the issuing entity or a person treated as the same person as the issuing entity for United States federal income tax purposes) will be characterized as debt for United States federal income tax purposes, and that the issuing entity will not be classified as an association or publicly traded partnership taxable as a corporation and accordingly will not be subject to United States federal income tax. By your acceptance of a Series 20[●]-[●] note, you will agree to treat your Series 20[●]-[●] note as debt for federal, state and local income and franchise tax purposes. See “Federal Income Tax Consequences” for additional information concerning the application of United States federal income tax laws.

Certain Considerations for ERISA and Other U.S. Benefit Plans

Subject to important considerations described herein, “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which are subject to Title I of ERISA, “plans” described in and subject to Section 4975 of the Internal Revenue Code of 1986, as amended the “Internal Revenue Code”) and entities deemed to hold “plan assets” (by reason of an employee benefit plan’s or plan’s investment in the entity (collectively, “Benefit Plans”) may acquire the [Class A Notes][notes of every series or class] offered pursuant to this prospectus. ERISA and Section 4975 of the Internal Revenue Code place certain restrictions on Benefit Plans and the acquisition and holding of the [Class A Notes][notes] (or an interest therein) could result in a prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code. Additionally, the [Class A

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Notes][notes] (or an interest therein) may be acquired by governmental, non-U.S. or church plans that are not subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code but may be subject to restrictions under applicable state, local or other law that is similar to the foregoing provisions of ERISA or the Internal Revenue Code (“Similar Law”). Accordingly, by acquiring the [Class A Notes][notes] (or an interest therein), each investor (and its fiduciary, if applicable) will be deemed to represent, warrant and covenant that either (i) it is not acquiring the Note (or any interest therein) with the assets of a Benefit Plan or a governmental, non-U.S. or church plan that is subject to any Similar Law; or (ii)(a) the [Class A Notes][notes] are rated at least “BBB-” or its equivalent by a nationally recognized statistical rating organization at the time of purchase or transfer, and (b) the acquisition, holding and disposition of the [Class A Notes][notes] will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any Similar Law. For further information regarding the application of ERISA, see “Certain Considerations for ERISA and Other U.S. Benefit Plans”.

Registration, Clearance and Settlement

The notes offered by this prospectus will be registered in the name of The Depository Trust Company or its nominee, and purchasers of beneficial interests in those notes will not be entitled to receive physical delivery of their interests in the notes in definitive paper form except under limited circumstances. Owners of beneficial interests in the notes may elect to hold their interests through The Depository Trust Company in the United States or through Clearstream, Luxembourg or the Euroclear system in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems.

Underwriting of Receivables

The management team of BBD and other BBD internal teams perform various functions, including, but not limited to reviews relating to the underwriting process and maintaining a controlled underwriting environment (See “BBD’s Credit Card Business – Underwriting and Account Management Procedures” and “Annex I: The Trust Portfolio – Review of Pool Assets”). Receivables described in this prospectus were underwritten using a consistent underwriting process, and the reviews conducted provide reasonable assurance in all material respects that the receivables described in this prospectus were not underwritten as exceptions to the underwriting process. Any modifications made to the receivables, as contemplated in the transaction documents (See “Description of the Receivables Purchase Agreement – Covenants”), are not expected to have a material adverse effect on the cash flows from the receivables to the Series 20[●]-[●] notes.

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Risk Factors

The risk factors disclosed in this section describe the principal risk factors of an investment in the notes. You should consider the following risk factors before you decide whether or not to purchase the notes.

Business Risks Relating to BBD’s Credit Card Business

Cyber-attacks or other security breaches could have a material adverse effect on BBD’s business and the performance of the trust portfolio.

In the normal course of business, BBD collects, processes and retains sensitive and confidential information regarding its co-branded partners and its customers. BBD also has arrangements in place with its co-branded partners and other third parties through which it shares and receives information about their customers who are or may become BBD’s customers. Although BBD devotes significant resources and management focus to ensuring the integrity of its systems through information security and business continuity programs, its facilities and systems, and those of its co-branded partners and third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. BBD and its co-branded partners and third-party vendors have experienced all of these events in the past and expect to continue to experience them in the future. These events could interrupt BBD’s business or operations, result in significant legal and financial exposure, supervisory liability, damage to BBD’s reputation or a loss of confidence in the security of BBD’s systems, products and services. Although the impact to date from these events has not had a material adverse effect on BBD, we cannot be sure this will be the case in the future.

Information security risks for large financial institutions like BBD have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile and other connected devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing web sites. BBD’s business performance and marketing efforts may increase BBD’s profile and therefore its risk of being targeted for cyber-attacks and other security breaches, including attacks targeting its key business services, websites, executives and partners. BBD employs detection and response mechanisms designed to contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection. Unfortunately, BBD is not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources.

BBD also faces risks related to cyber-attacks and other security breaches in connection with credit card and deposit transactions that typically involve the transmission of sensitive information regarding its customers through various third parties, including its co-branded partners, retailers that are not BBD’s co-branded partners where BBD’s general purpose co-branded and non co-branded credit cards are used, merchant acquiring banks, payment processors and card networks (e.g., Visa and Mastercard). Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that BBD does not control or secure, future security breaches or cyber-attacks affecting any of these third-parties could impact BBD through no fault of its own and in some cases, BBD may have exposure and suffer losses for breaches or attacks relating to them. BBD also relies on numerous other third-party vendors to conduct other aspects of its business operations and faces similar risks relating to them. All third party vendors are required to comply with BBD’s security and information protection requirements.  BBD and its affiliates regularly audit and assess the performance of third-party vendors to measure vendor quality and compliance.

The access by unauthorized persons to, or the improper disclosure by BBD of, confidential information regarding its customers or its own proprietary information, software, methodologies and business secrets could interrupt BBD’s business or operations, result in significant legal and financial exposure, supervisory liability, damage to its reputation or a loss of confidence in the security of its systems, products and services, all of which could have a material adverse impact on its business, financial condition and results of operations, and its ability to originate new receivables and service the trust portfolio. In addition, there have been a number of well-publicized attacks or breaches directed at

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others in the credit card industry that have heightened concern by consumers generally about the security of using credit cards, which have caused some consumers, including BBD’s customers, to use BBD’s credit cards less in favor of alternative methods of payment and has led to increased legislative and regulatory focus on these matters, including the enactment of new laws and regulations relating to these matters, such as the California Consumer Privacy Act as amended by the California Privacy Rights Act. Further cyber-attacks or other breaches in the future, whether affecting BBD or others, could intensify consumer concern and legislative or regulatory focus and result in reduced use of BBD’s cards and increased costs, all of which could have a material adverse effect on BBD’s business, and consequently a material adverse effect on BBD’s ability to continue to originate new receivables.

Competition in the credit card industry may result in a decline in BBD’s ability to generate new receivables. This may result in reduced payment of principal or receipt of principal earlier or later than expected.

The credit card industry is highly competitive. The credit card programs operated by BBD and its affiliates encounter substantial and intense competition. As a card issuer, BBD competes in the United States with financial institutions (such as Citibank, Bank of America, JPMorgan Chase, Synchrony Bank, US Bank and Capital One Financial) that are members of the VISA®* and/or MasterCard®* systems and that issue general purpose cards, primarily under credit plans, on one or more of these systems, Discover Financial Services, that issues the Discover Card on the Discover Business Services network, and American Express that issues credit and charge account plans on its American Express-branded proprietary system. Limited competition also exists from businesses that issue their own cards or otherwise extend credit or charging privileges to their customers, such as retailers, although these cards are not generally substitutes for general purpose cards because of their limited acceptance.

As a result of continuing consolidations among banking and financial services companies and credit card portfolio acquisitions by major card issuers, there are now a smaller number of significant issuers, and the largest issuers have continued to grow using their greater resources, economies of scale and brand recognition to compete.

Most financial institutions that offer demand deposit accounts also issue debit cards to permit depositors to access their funds and have replaced ATM cards with such general purpose debit cards bearing either the VISA or MasterCard logo. While initially marketed as replacements for cash and checks, debit cards are also perceived as an alternative to credit and charge cards. Some bank debit cards even offer reward programs and other benefits. As a result, in recent years the purchase volume and number of transactions made with debit cards in the United States has increased significantly and has grown more rapidly than credit and charge card transactions.

The payments industry includes, in addition to charge, credit and debit card networks and issuers, cash and ACH, as well as evolving alternative payment mechanisms, systems and products, such as aggregators (e.g. Paypal, Square and Amazon), marketplace lenders, wireless payment technologies (including using mobile telephone networks to carry out transactions) electronic wallet and push payment providers (including handset manufacturers, telecommunication providers, retailers, banks and technology companies), digital currencies, gift cards, blockchain and similar distributed ledger technologies, prepaid systems and systems linked to payment cards, bank transfer models and buy now, pay later products. As the payments industry continues to evolve, increasing competition comes from non-traditional players, such as online networks, telecom providers, or software-as-a-service providers that leverage new technologies and customers’ existing charge and credit card accounts and bank relationships to create payment or other fee-based solutions.

The principal competitive factors that affect the card business of BBD and its affiliates are:

•	the features and the quality of the services and products, including rewards programs, provided to accountholders;
•	the number, spending characteristics and credit performance of accountholders;

* VISA® and MasterCard® are federally registered trademarks of VISA U.S.A., Inc. and MasterCard International Incorporated, respectively.

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•	the quantity and quality of the establishments that accept a card;
•	the cost of cards to accountholders;
•	the pricing, payment and other card account terms and conditions;
•	the number and quality of other payment instruments available to accountholders;
•	the nature and quality of expense management data capture and reporting capability;
•	the success of targeted marketing and promotion campaigns;
•	reputation and brand recognition;
•	the ability of issuers to implement operational and cost efficiencies; and
•	the quality of customer service.

The competitive nature of the credit card industry may result in a reduced amount of receivables collected and available to pay principal of and interest on your notes. The ability of BBD to compete in this environment may affect its ability to generate new receivables and might also affect payment patterns on the receivables. If the rate at which BBD generates new receivables declines significantly, for any reason, including termination of a significant co-branded program, BBD may become unable to transfer additional receivables or designate additional accounts to the transferor, who may in turn become unable to transfer such assets to the issuing entity, and an early redemption event or an early amortization event with respect to your notes could occur, resulting in payment of principal sooner than expected or in reduced amounts. If the rate at which BBD generates new receivables decreases significantly at a time when noteholders are scheduled to receive principal, noteholders might receive principal more slowly than planned or in reduced amounts.

Payment patterns of account holders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal, or receipt of payment of principal earlier or later than expected.

The receivables may be paid at any time. We cannot assure you that the creation of additional receivables in the accounts will occur or that any particular pattern of account holder payments will occur. The timing of the payment of principal on your notes may be different than expected if the principal payment pattern of the receivables is different than expected or if certain adverse events happen to BBD, Dryrock Funding or the issuing entity. A significant decline in the amount of receivables generated could result in the occurrence of an early amortization event for one or more series. If an early amortization event occurs for your series, you could receive payment of principal sooner than expected. BBD’s ability to compete in the current industry environment will affect its ability to generate new receivables and might also affect payment patterns on the receivables.

In addition to the other factors discussed elsewhere in this “Risk Factors” section, changes in finance charges can alter the monthly payment rates of accountholders. A significant decrease in monthly payment rates could slow the return or accumulation of principal during an amortization or accumulation period.

One development which affects the level of finance charge collections is the increased convenience use of credit cards. Convenience use means that the customers pay their account balances in full on or prior to the due date. The customer, therefore, avoids all finance charges on his account. This decreases the effective yield on the accounts and could cause an early payment of your notes.

BBD may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you.

As account owner, consistent with the Truth in Lending Act, as modified by the Credit CARD Act, applicable Delaware law and other applicable laws and regulations, BBD retains the right to change various credit card account

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terms (including finance charges and other fees it charges and the required minimum monthly payments). Changes in the terms of credit card accounts may reduce (i) the amount of receivables arising under those accounts, or (ii) the amount of collections on those receivables. If payment rates decrease significantly at a time when you are scheduled to receive payments of principal, you might receive principal more slowly than expected.

Unless required to do so by applicable law, BBD may not change the terms of the accounts designated to have their receivables included in the issuing entity or its policies relating to the operation of its credit card businesses, including the calculation of the amount or the timing of fees and charge-offs, unless BBD reasonably believes such a change would not cause an adverse effect, and BBD takes the same action on its other substantially similar credit card accounts, to the extent permitted by those accounts.

BBD has no restrictions on its ability to change the terms of the credit card accounts except as provided in applicable laws and regulations and regulatory interpretations thereof, described above. Changes in relevant law, changes in the marketplace or prudent business practices could cause BBD to change credit card account terms.

Termination of certain credit card agreements may affect the performance of the issuing entity’s receivables, and consequently, the timing and amount of payments on your notes.

BBD enters into a co-branded agreement with each new partner with whom it establishes a co-branded relationship. The co-branded agreements outline the terms and conditions of the program including the contractual maturity of the program and renewal conditions, amongst other items. Each of the co-branded programs has a different contractual maturity, generally ranging from [●] to [●] years from the time these relationships were established. Some of these agreements have automatic renewal terms while others can be renewed subject to certain terms and conditions agreed upon by both BBD and the respective partner. As of [●], co-branded agreements accounting for not more than [●]% of the issuing entity’s accounts and not more than [●]% of the issuing entity’s total receivables will reach their contractual maturity on or prior to [●].

Additionally, some co-branded agreements allow the partner or its designated third party upon termination of the agreement to purchase the credit card receivables generated under the related co-branded program, including the receivables that are the property of the issuing entity. As of [●], if certain co-branded agreements are not extended before the end of their term, then not more than [●]% of the issuing entity’s accounts would be subject to removal and not more than [●]% of the issuing entity’s total receivables would be subject to purchase prior to [●]. See “BBD's Credit Card Business—Co-branded Agreements” in this prospectus.

Upon termination of the agreement, if the partner or its designated third party were to exercise its right to purchase the credit card receivables generated under the accounts of the related co-branded program, including a significant portion of the receivables that are the property of the issuing entity, and BBD fails to sell receivables arising under previously non-designated additional accounts to replace those purchased by the partner or its designated third party, then in certain circumstances an early redemption event may be triggered, and in other circumstances an early amortization period could begin after the applicable grace period. If an early amortization period commences or an early redemption event occurs as a result of a termination of one or more agreements, you could be paid sooner than expected and may not be able to reinvest the amount paid to you at the same rate you would have been able to earn on your notes.

Changes in co-branded agreements may affect the performance of the issuing entity’s receivables and cardholder usage, and, consequently, the timing and amount of payments on your notes.

BBD may enter into co-branded agreements with certain unaffiliated retail and services companies. Under these arrangements, participating cardholders earn “points” or other benefits, such as frequent flyer miles, hotel loyalty points, retail gift certificates and cash back, that may be redeemed with the co-branded partner. These arrangements are entered into for a fixed period, generally ranging from five to seven years, and terminate in accordance with their terms unless extended or renewed at the option of the parties.

If one or more of BBD’s significant co-branded programs were to experience reduced volume or termination for any reason, including a general decline in the business of any of its co-branded partners, it could affect the performance

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of the issuing entity’s receivables, including repayment patterns, and cardholder usage of the co-branded accounts. If termination were to occur with respect to any co-branded agreements which generates a significant portion of the issuing entities receivables, and BBD and the transferor were unable to provide receivables arising under newly designated additional accounts to replace those purchased by an affinity counterparty, an early redemption event or early amortization event may occur. BBD cannot predict what effect, if any, a termination or changes in a significant co-branded agreements (including, but not limited to, the merger, acquisition or insolvency of any co-branded partner) would have on the performance of the issuing entity’s receivables, the ability of BBD to generate additional receivables, cardholder usage and, consequently, the timing and amount of payments on your notes. Any reductions in the amount or timing of interest or principal payments on these receivables will reduce the amount available for payment on your notes.

Change of certain credit card programs could lead to a reduction of receivables in the issuing entity.

BBD operates its co-branded programs with various partners under agreements, some of which, if not extended, are scheduled to expire while your notes are outstanding. Each of the co-branded relationships has a different contractual maturity, generally ranging from five to seven years from the time these relationships were established. Some of these agreements have automatic renewal terms while others can be renewed subject to certain terms and conditions agreed upon by both BBD and the respective partner, in which case there is no guarantee that any of these agreements will be renewed upon maturity. If any material co-branded program experiences reduced volume or terminates for any reason, including nonrenewal, early termination or negative developments in the business of the co-brand partner, it could adversely affect the performance of the receivables in the trust, including usage and payment rate. Some of those program agreements provide that, upon expiration or termination, the partner may purchase or designate a third party to purchase the receivables generated with respect to its program, including the receivables in the issuing entity.

In addition, the program agreements generally permit the partners to terminate the program agreements prior to the respective termination dates for the programs if the other party materially breaches its obligations under the related program agreements, subject to any cure rights under the related program agreements. Certain program agreements are also subject to early termination in the event the related partner becomes insolvent, becomes subject to a bankruptcy proceeding or has a material change in financial condition, upon the occurrence of a significant change in law or upon the occurrence of other specified portfolio-related performance triggers or other events of default. The program agreements generally may be terminated prior to scheduled expiration upon unremedied breach of representations and warranties by either party or upon mutual agreement of both parties.

If a program agreement were terminated as described above and the related partner were to exercise its right to purchase the related accounts and receivables and BBD fails to provide receivables arising under newly designated additional accounts to replace those purchased by the partners, then in certain circumstances an early redemption event may be triggered, and in other circumstances an early amortization period could begin after the applicable grace period. See “The Notes – Redemption and Early Amortization of the Notes”. If an early redemption event or an early amortization period commences as a result of a termination of one or more program agreements, you could be paid sooner than expected and may not be able to reinvest the amount paid to you at the same rate you would have been able to earn on your notes.

Some customers may provide inaccurate or intentionally false information.

Receivables are originated in accordance with the underwriting criteria and process described in this prospectus. Customers supply a variety of information that is used in the underwriting process, including, but not limited to, information regarding income, occupation and employment status. BBD generally does not verify this information and this information provided by the customers may be inaccurate or intentionally false. Transactions arising from credit card accounts that are underwritten based on such inaccurate or intentionally false information provided by the customers may lead to increased receivable delinquencies or charge-offs, which could cause payments to you to be accelerated or reduced.

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Insolvency and Security Interest Related Risks

The conservatorship, receivership, bankruptcy, or insolvency of BBD or Dryrock Funding could result in accelerated, delayed, or reduced payments to you.

BBD is a Delaware state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If certain events were to occur involving BBD’s financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for BBD and, in that capacity, could exercise broad powers over BBD and its assets, obligations, and operations.

BBD transfers receivables to Dryrock Funding, and Dryrock Funding transfers the receivables to the issuing entity. Each transfer of receivables by BBD to Dryrock Funding is intended by BBD and Dryrock Funding to be a sale. The FDIC or other interested parties, however, could take the position that any of these transfers constitutes only the grant of a security interest under applicable law, that BBD continues to own the receivables, and that the FDIC as conservator or receiver for BBD should control the receivables.

Under the current version of the FDIC’s regulation on securitization transactions (the “FDIC Rule”), the FDIC has stated that if certain conditions are satisfied, then:

•	If the FDIC as conservator or receiver provides a written notice of repudiation of the securitization agreement pursuant to which the securitized assets were transferred, and the FDIC does not pay damages within ten business days following the effective date of the notice, the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising self-help remedies as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of these contractual rights. The damages to be paid by the FDIC are the par value of the obligations issued in the securitization on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by the holders of the obligations through the date of repudiation, plus unpaid accrued interest through the date of repudiation in accordance with the transaction documents to the extent available from collections on the securitized assets received through the date of repudiation. Upon payment of these damages, all liens or claims on the securitized assets under the transaction documents are released.
•	If at any time after appointment of the FDIC as conservator or receiver, the FDIC is in a monetary default due to its failure to pay or apply collections from the securitized assets in accordance with the transaction documents, whether as servicer or otherwise, and remains in monetary default for ten business days after written notice, then the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising self-help remedies as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights. The insolvent bank will have no further obligations under the transaction documents.

Each transfer of receivables by BBD has been intended to satisfy all of the conditions of the FDIC Rule. The conditions of the FDIC Rule are numerous and complex, however. The FDIC Rule is an untested regulation, and its interpretation remains uncertain. There is no guarantee that the FDIC will not determine that a condition of the FDIC Rule has not been satisfied. The FDIC may attempt to assert that there can be no judicial review of its determination. Even if the FDIC determines that all of the conditions of the FDIC Rule have been satisfied and the FDIC fully performs under the FDIC Rule, there may be delays in payments on the notes, the notes may not be paid in full, and the holders of the notes may suffer losses.

While the FDIC Rule provides that payments on the obligations issued in the securitization will continue to be made (to the extent that there are sufficient collections on the securitized assets) prior to repudiation or default, the indenture trustee and the holders of the notes will likely be prevented from exercising any of their other rights or remedies pending the expiration of the time periods specified in the FDIC Rule.

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If the FDIC repudiates the receivables purchase agreement, it is not clear under the FDIC Rule whether the indenture trustee will be permitted by the FDIC to apply collections on the receivables that are received prior to repudiation to the payment of interest on the notes that accrues during the ten business day period referred to in the FDIC Rule. It is unlikely that the indenture trustee will be permitted by the FDIC to receive payments collected on the receivables after the repudiation. Under such circumstances, there will be losses on the notes.

As described above, under certain circumstances the FDIC Rule authorizes the indenture trustee to exercise its contractual rights under the transaction documents. The FDIC Rule requires, however, that this exercise of contractual rights not require the involvement of the FDIC (other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business). Because the Receivables are intangible property that cannot be physically possessed, it is not entirely clear which contractual rights the indenture trustee can exercise that would not require the involvement of the FDIC. It is possible that the rights that the indenture trustee can exercise without the involvement of the FDIC may not be sufficient to realize for the holders of the notes the full value of the Receivables. Under such circumstances, you could suffer a loss on your investment.

If any of the conditions of the FDIC Rule were found not to have been met, the FDIC may attempt to assert that the holders of the notes are secured creditors of BBD (that are not entitled to the benefits of the FDIC Rule). There could be delays in payments on the notes, and the noteholders and the indenture trustee may be prevented from exercising any of their rights and remedies, while these issues are being contested. If the FDIC prevails, there may be delays or reductions in payments on the notes.

Regardless of whether the conditions of the FDIC Rule were satisfied and the FDIC performed its obligations under the FDIC Rule, distributions to you could be adversely affected if BBD entered conservatorship or receivership.

The FDIC may be able to obtain a judicial stay of any action to collect payments under or otherwise enforce the transaction documents or the notes. Further, the FDIC may require that its claims process be followed before payments on the receivables are released. The delay caused by any of these actions could result in losses to you.

The FDIC, moreover, may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the FDIC could:

•	authorize BBD to assign or to stop performing some or all of its obligations under the transaction documents, including its obligations to service the receivables, to repurchase receivables, or to provide administrative services for Dryrock Funding or the issuing entity;
•	prevent the appointment of a successor servicer or the appointment of a successor provider of administrative services for Dryrock Funding or the issuing entity;
•	alter the terms on which BBD continues to service the receivables, to provide administrative services for Dryrock Funding or the issuing entity, or to perform its other obligations under the transaction documents, including the amount or the priority of the fees paid to BBD;
•	prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;
•	prevent or limit the early liquidation of the receivables or the termination of the issuing entity, or instead do the opposite and require those to occur; or
•	prevent or limit continued transfers of receivables, or instead do the opposite and require those to continue.

The FDIC may also be able to assign some or all of BBD’s rights and obligations under the transaction documents, including BBD’s rights and obligations as servicer or provider of administrative services, to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable documents.

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The FDIC may be able to assign or repudiate only part of a transaction document, and it may not be required to assign or repudiate the entire transaction document.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment.

In order to comply with the requirements of the FDIC Rule, the representations and warranties of BBD as seller are set forth in a separate transaction document from the obligations of BBD as servicer. This has the effect of making it easier for the FDIC to attempt to repudiate BBD’s representations and warranties and BBD’s related buyback obligations, while at the same time assigning the servicing of the transaction to a servicer of the FDIC’s choosing without complying with the terms of the transaction documents. Should this occur, you could suffer losses on your investment.

The FDIC has asserted that certain of its determinations in receivership and conservatorship matters are not subject to judicial review, that it is not obligated to pay damages unless the bank in receivership has funds left over after paying all depositors in full, and that if it is required to pay damages, it can pay such damages with a receivership certificate rather than in cash. A receivership certificate generally entitles the holder to payment up to the amount thereof from available receivership assets, in the priority established by statute and at the time determined by the FDIC. If the FDIC were to successfully take any of these positions in connection with a receivership or conservatorship of BBD, you could suffer losses on your investment.

Distributions to you also could be adversely affected if the FDIC were to argue that any term of the transaction documents violates applicable regulatory requirements.

Dryrock Funding is a subsidiary of BBD. Certain banking laws and regulations may apply not only to BBD but to its subsidiaries as well. If Dryrock Funding were found to have violated any of these laws or regulations, you could suffer a loss on your investment.

In the receivership of an unrelated national bank, the FDIC successfully argued to the United States Court of Appeals for the District of Columbia Circuit that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If BBD were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to Dryrock Funding or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee or the noteholders under any transaction document, losses to you could result.

In addition, no assurance can be given that the FDIC would not attempt to exercise control over the receivables or the other assets of Dryrock Funding or the issuing entity on an interim or a permanent basis. If this were to occur, payments to you could be delayed or reduced.

Dryrock Funding and the issuing entity have been established so as to minimize the risk that any of them would become insolvent or enter bankruptcy. Still, each of them may be eligible to file for bankruptcy, and no assurance can be given that the risk of insolvency or bankruptcy has been eliminated. If Dryrock Funding or the issuing entity were to become insolvent or were to enter bankruptcy, you could suffer a loss on your investment. Risks also exist that, if Dryrock Funding or the issuing entity were to enter bankruptcy, the other and its assets (including the receivables) would be treated as part of the bankruptcy estate.

You could also suffer a loss on your investment if an orderly liquidation of Dryrock Funding or the issuing entity were commenced under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the FDIC were appointed as receiver.

Regardless of any decision made by the FDIC or any ruling made by a court, moreover, the mere fact that BBD, Dryrock Funding, or the issuing entity has become insolvent or has become the subject of a conservatorship, receivership, or bankruptcy could have an adverse effect on the value of the receivables and on the liquidity and the value of the notes.

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There also may be other possible effects of a conservatorship, receivership, bankruptcy, or insolvency of BBD, Dryrock Funding, or the issuing entity that could result in losses on your investment.

The conservatorship, receivership, bankruptcy, or insolvency of other parties to the transactions could result in accelerated, delayed, or reduced payments to you.

Other parties to the transactions, such as subservicers, any eligible institutions, third party vendors or co-branded partners, may have material roles. In addition, funds to make payments on the notes may be supplied by derivative counterparties or by enhancement or liquidity providers. If any of these parties were to become the subject of a conservatorship, receivership, or bankruptcy or were to become insolvent, there could be losses on your investment.

Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you.

Representations and warranties are made that the indenture trustee has a perfected interest in the receivables. If any of these representations and warranties were found not to be true, however, payments to you could be delayed or reduced.

In addition, the transaction documents permit certain tax liens to have priority over the indenture trustee’s perfected interest in the receivables. If any of these tax liens were to arise, or if other interests in the receivables were found to have priority over those of the indenture trustee, you could suffer a loss on your investment.

Furthermore, if a conservator or receiver for BBD or a bankruptcy trustee for Dryrock Funding were to argue that any of its administrative expenses relate to the receivables or the transaction documents, those expenses could be paid from collections on the receivables before the indenture trustee receives any payments, which could result in losses on your investment.

The indenture trustee may not have a perfected interest in collections commingled by the servicer with its own funds, which could cause delayed or reduced payments to you.

The servicer is obligated to deposit collections into the collection account no later than the second Business Day after receipt by the servicer of those collections. See “Sources of Funds to Pay the Notes – Deposits in Collection Account”.

Prior to depositing collections into the collection account, all collections that the servicer holds are commingled with its other funds and used for its own benefit. The indenture trustee may not have a perfected interest in these amounts, and thus payments to you could be delayed or reduced if the servicer were to enter conservatorship or receivership, were to become insolvent or were to fail to perform its obligations under the transaction documents.

Other Legal and Regulatory Risks

Regulatory action could result in losses or delays in payment.

BBD is regulated, examined and supervised by the Delaware State Bank Commissioner, the FDIC and the Consumer Financial Protection Bureau (“CFPB”). See “– Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections”. These regulatory authorities, as well as others, have broad powers of enforcement over BBD and its affiliates.

On July 1, 2016, BBD became a wholly-owned subsidiary of Barclays Group US Inc., which in turn is a wholly-owned subsidiary of Barclays US LLC. Barclays US LLC, which is a wholly-owned subsidiary of Barclays Bank PLC, is an intermediate holding company established pursuant to the requirements of Regulation YY (Reg. YY, 79 FR 17315, Mar. 27, 2014) of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and is subject to supervision by the Federal Reserve. If any regulatory authority were to take an adverse action against Barclays US LLC, its operations could be adversely affected.

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If any regulatory authority were to conclude that an obligation under the transaction documents constituted an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to BBD or Dryrock Funding, that regulatory authority may have the power to order BBD or Dryrock Funding to rescind the applicable transaction document, to refuse to perform the obligation, to amend the terms of the obligation, to sell or transfer assets, or to take any other action considered appropriate by that authority. In addition, BBD and Dryrock Funding probably would not be liable to you for contractual damages for complying with such an order, and you likely would have no recourse against the regulatory authority. Therefore, if such an order were issued, payments to you could be accelerated, delayed, or reduced.

In one case, the Office of the Comptroller of the Currency issued a cease and desist order against a national banking association that was found to have been servicing credit card receivables on terms that were inconsistent with safe and sound banking practices. That order required the financial institution to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (despite the priority of payments in the securitization documents and the perfected security interest of the related trust in those funds), and to increase its servicing fee percentage above that specified in the securitization documents. BBD has no reason to believe that its servicing arrangements are contrary to safe and sound banking practices or otherwise violate any law, regulation, written condition, or agreement applicable to BBD. If a regulatory authority were to conclude otherwise, however, you could suffer a loss on your investment.

BBD, Dryrock Funding and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

BBD is subject to the risks of litigation as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry and the structure of securitization funding programs in the credit card industry.

In the normal course of business, from time to time, BBD has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its business activities. While historically the arbitration provision in BBD’s customer agreements generally has limited BBD’s exposure to consumer class action litigation, there can be no assurance that BBD will be successful in enforcing the arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses.

As an assignee of credit card receivables, the issuing entity could likewise be subject to the risks of litigation.  In particular, the United States Court of Appeals for the Second Circuit, Madden v. Midland Funding, LLC (No. 14-2131-cv, 2015 WL 2435657), created some level of uncertainty as to whether non-bank entities purchasing loans originated by a bank may rely on federal preemption of state usury laws, and such decision may create an increased risk of litigation by plaintiffs challenging the issuing entity’s ability to collect interest in accordance with the account terms of certain receivables.  In Madden, the Second Circuit concluded that a non-bank assignee of a loan originated by a national bank is not entitled to rely on the National Bank Act’s preemption of state usury laws.  The U.S. Supreme Court denied the petition for certiorari filed by Midland Funding, LLC, and the case was remanded to the district court.

Although the Madden decision specifically addressed preemption under the National Bank Act, such decision could support future challenges to federal preemption for federally-insured, state-chartered depository institutions, like BBD. There can be no assurances as to the outcome of any potential litigation, or the possible impact of the litigation on BBD or the issuing entity. However, we believe that the Second Circuit’s decision in Madden and the subsequent opinion by the district court on remand should not limit the ability of BBD to securitize its credit card receivables or the ability of the issuing entity to collect interest on the receivables in accordance with their account terms.  We believe the facts presented in the Madden case are distinguishable from the sale of receivables by BBD to Dryrock Funding and by Dryrock Funding to the issuing entity in that BBD continues to own the credit card accounts giving rise to the transferred receivables, BBD continues to service the receivables and each of the Dryrock Funding and the issuing entity is an affiliate of BBD.

In June 2019, a complaint was filed in the United States District Court for the Western District of New York (Petersen, et al. v. Chase Card Funding, LLC, et al., (No. 1:19-cv-00741-LJV (June 6, 2019))) seeking class action

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status for plaintiffs against certain defendants affiliated with a national bank that have acted as special purpose entities in securitization transactions sponsored by the bank. The complaint alleged that the defendants’ acquisition, collection and enforcement of the bank’s credit card receivables violated New York’s civil usury law and that, as in Madden, the defendants, as non-bank entities, were not entitled to the benefit of federal preemption of state usury law. On September 21, 2020, the court dismissed all claims, finding that the National Bank Act expressly preempted plaintiff’s claims (Petersen, et al. v. Chase Card Funding, LLC, et al., No.1:19-cv-00741-LJV, 2020 WL 5628935 (W.D.N.Y. Sep. 21, 2020)). The court distinguished this case from Madden on the basis that the defendant retained rights in the underlying accounts and had not sold them outright. While the plaintiffs initially appealed to the Second Circuit, they withdrew their appeal on November 20, 2020.

Also in June 2019, a complaint was filed in the United States District Court for the Eastern District of New York (Cohen, et al. v. Capital One Funding, LLC et al., No. 19-03479 (E.D.N.Y. June 12, 2019)) seeking class action status for plaintiffs against certain defendants affiliated with a national bank that have acted as special purpose entities in securitization transactions sponsored by the bank. The complaint alleged that the defendants’ acquisition, collection and enforcement of the bank’s credit card receivables violated New York’s civil usury law and that, as in Madden, the defendants, as non-bank entities, were not entitled to the benefit of federal preemption of state usury law. On September 28, 2020, the court dismissed all claims, concluding that the National Bank Act expressly preempted plaintiff’s claims (Cohen, et al. v. Capital One Funding, LLC et al., No. 19-03479, 2020 WL 5763766 (E.D.N.Y. Sep. 28, 2020)). While the plaintiffs initially appealed to the Second Circuit, they withdrew their appeal on December 2, 2020. Litigation similar to Petersen and Cohen against other bank-affiliated special purpose entities participating in securitizations of credit card receivables, such as the issuing entity and Dryrock Funding, may be possible. Any such development would subject such participants to significant expense and exposure to loss and could result in such receivables with rates of interest that exceed applicable state usury limits being subject to interest rate reductions or being deemed void or unenforceable and requiring forfeiture of principal and/or interest (paid or to be paid). If this were to occur with respect to the issuing entity or Dryrock Funding, you may suffer a delay in payment or loss on your notes.

On November 18, 2019, the OCC issued a Notice of Proposed Rulemaking and on November 19, 2019, the FDIC also issued a Notice of Proposed Rulemaking under their interest rate authority to codify in the Code of Federal Regulations the “valid when made” doctrine affirming that the interest rate on loans is not subject to change when the loan is sold, assigned or otherwise transferred. The OCC issued its final rule, which became effective August 3, 2020. In November 2019, the FDIC proposed amendments to certain federal banking regulations, in part, to address the Madden decision. On June 25, 2020, the FDIC issued its final rule addressing the interest rate authority of state-chartered banks. The final rule amends FDIC regulations to provide that “[w]hether interest on a loan is permissible under section 27 of the Federal Deposit Insurance Act is determined as of the date the loan was made. Interest on a loan that is permissible under section 27 of the Federal Deposit Insurance Act shall not be affected by a change in State law, a change in the relevant commercial paper rate after the loan was made, or the sale, assignment, or other transfer of the loan, in whole or in part.” The rule became effective August 21, 2020. In August 2020, the Attorneys General of several states filed an action against the FDIC challenging the rule under the Administrative Procedure Act and seeking to have the rule declared unlawful and set aside. State of California, et al. v. The Federal Deposit Ins. Corp., 4:20-cv-05860 (N.D. Cal.). On February 8, 2022, the court issued an order resolving the pending motions for summary judgment in both cases. State of California, et al. v. The Federal Deposit Ins. Corp., 584 F. Supp. 3d 834 (N.D. Cal. 2022). The court granted the OCC and FDIC’s respective motions for summary judgment and denied the plaintiffs’ motions for summary judgment. The Court found that the agencies did not exceed their authority in promulgating the rules and that the rules were not unlawful. No appeal was filed in either case before the 60-day deadline expired. Notwithstanding the foregoing, there can be no assurance that the FDIC rule will be given effect by courts and regulators in a manner that actually mitigates usury and related risks to the issuing entity, Dryrock Funding or the receivables.

Changes to consumer protection laws, regulations and regulatory agencies interpretations of those laws and regulations, may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes.

Credit card receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those credit card receivables.

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Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card receivables. For instance, the federal Truth in Lending Act was amended by the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (“Credit CARD Act”) to require additional disclosure and impose certain substantive account administration and pricing requirements, including:

•	preventing any increases in interest rates and fees during the first year after a credit card account is opened, and increases at any time on interest rates on existing credit card balances, unless (i) minimum payment on the related account is 60 or more days delinquent, (ii) the rate increase is due to the expiration of a promotional rate (and any promotional rate must be effective for at least six months), (iii) the account holder successfully completes or fails to comply with a negotiated workout plan, or (iv) the increase is due to an increase in the index rate for a variable rate credit card;
•	requiring 45 days prior written notice for any change of an interest rate, fees, or any other significant changes to a credit card account;
•	prohibiting “double-cycle” billing;
•	preventing credit card companies from charging “over-the-limit” fees unless an account holder opts into or expressly consents to a fee for an extension of credit that exceeds the credit limit, limits the number of such over-the-limit fees that can be charged for the same transaction, and limits such fees with respect to credit holds;
•	limiting the amount of any penalty fees or charges, including late fees, returned payment fees, and returned check fees, for credit card accounts to amounts that are “reasonable and proportional to the related omission or violation”;
•	requiring credit card companies to mail billing statements at least 21 days before the due date for account holder payments;
•	requiring that account holder payments in excess of the minimum be applied to balances with the highest interest rates first in most circumstances;
•	requiring same-day crediting of payments received in the mail by 5:00 p.m.;
•	allowing credit card companies to charge account holders for payments made by telephone or electronic means only if the account holder requests an expedited payment through a customer service representative of the credit card company in connection with that payment;
•	preventing the issuance of a credit card to anyone under the age of 21 without (i) a cosigner who is 21 or older with demonstrated independent means of repaying the obligations on the credit card account or (ii) submission of financial information indicating that the under 21 account holder has independent means of repaying the obligations on the credit card account; and
•	for account holders under the age of 21 that rely on a parent, guardian or other cosigner who is jointly liable on the account, requiring that any increase in the related credit line must be approved by the cosigner.

In some instances consumer protection laws and regulations may make it more difficult for BBD or its affiliates to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that BBD or its affiliates can charge on credit card account balances may be reduced. Furthermore, account holders may choose to use credit cards less as a result of economic conditions or the publicity surrounding the consumer protection laws. Each of these results, independently or collectively, may reduce the effective yield of revolving credit card accounts and could result in an early amortization event or reduced payment on your notes. See “The Notes – Redemption and Early Amortization of the Notes” and “Sources of Funds to Pay the Notes – Consumer Protection Laws”.

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Congress, the states and regulatory agencies could also further regulate the credit card and consumer credit industry in ways that make it more difficult for BBD or its affiliates to originate additional accounts or for the servicer to collect payments on the receivables, that reduce the finance charges and other fees that BBD or its affiliates can charge on credit card account balances, reduce interchange fees, or that cause account holders to decrease their use of credit cards. For example, in June 2023, a bipartisan group of Senators introduced the Credit Card Competition Act of 2023 (“CCCA”) which would require banks with more than $100 billion in assets to provide merchants a choice of two different networks for processing transactions. However, the CCCA would mandate that at least one of the provided networks cannot be one of the two largest networks by market share with respect to the number of credit cards issued in the U.S., as determined by the Board of Governors of the Federal Reserve. Currently, those two networks are Mastercard and Visa. If enacted, the CCCA would reduce the interchange fees received by banks, such as BBD. At this stage, the CCCA has not yet been reintroduced in the current Congress and it is unclear whether the CCCA or similar legislation will be enacted. Also, Illinois has passed the Interchange Fee Prohibition Act, which prohibits the collection of debit and credit card interchange fees for sales taxes, excise taxes and gratutities if the merchant informs the acquiring bank of the amount of these taxes and gratutities. However, the Illinois statute is currently being challenged in litigation and the outcome is uncertain. See also “– Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections”.

Each of BBD and Dryrock Funding makes representations and warranties about its compliance with legal requirements. The transferor also makes certain representations and warranties in the transfer agreement about the validity and enforceability of the accounts and the receivables. However, the indenture trustee will not make any examination of the receivables or the records about the receivables for the purpose of establishing the presence or absence of defects, compliance with such representations and warranties, or for any other purpose. If any such representation or warranty is breached, the only remedy is that the transferor or the servicer, as the case may be, must accept reassignment of receivables affected by the breach.

Financial regulatory reforms could adversely impact the issuing entity or your notes, including by impeding origination or collection efforts, changing account holder use patterns, or reducing collections.

In response to the financial crisis in 2008-2009, Congress passed the Dodd-Frank Act. The Dodd-Frank Act provides for the creation of a new federal regulatory agency, and grants additional authorities and responsibilities to existing regulatory agencies, to identify and address emerging systemic risks posed by the activities of financial services firms. The Dodd-Frank Act also provides for, among other things, enhanced regulation of derivatives and asset-backed securities, restrictions on executive compensation and enhanced oversight of nationally recognized statistical rating organizations. Additionally, the Dodd-Frank Act established the CFPB within the Federal Reserve, a consumer protection regulator tasked with regulating consumer financial services and products. The CFPB has broad rulemaking and enforcement authority over providers of credit, savings and payment services (including collection agencies) and products and authority to prevent “unfair, deceptive or abusive” acts or practices and has demonstrated a willingness to exercise that authority against credit card issuers and other financial services companies. In addition, in June 2022, the CFPB noted that it was reviewing several longstanding rules, including those implementing the Credit CARD Act, fees and practices, and trying to make it simpler to compare, switch or refinance credit cards. With the change in leadership at CFPB, the timing and extent of this review are unclear.

There is considerable uncertainty as to the operating status of federal agencies (including the CFPB) and the future policies that the current U.S. administration may pursue in areas impacting financial regulation and consumer protection.  Federal consumer financial regulation is in a period of extended transition for a variety of reasons, including the issuance of executive orders impacting the operations of federal agencies are being issued (with uncertainty around the scope of their application and timing of their implementation), and reductions of personnel are occurring across federal agencies.  Many of the current U.S. administration’s executive orders are being challenged in court, with initial requests for injunctions being granted, denied, or extended, and the ultimate resolution of the legality of the executive orders is expected to take an extended period of time.  Further, in pending litigation challenges to rules, federal agencies have sought to suspend or dismiss the litigation in some cases, and in other cases have not yet taken action.  The outlook is similarly uncertain as to pending enforcement cases.  It is also uncertain how other federal and state regulators will respond to any changes at the CFPB, which may include increasing or decreasing enforcement activity.

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The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities.  On December 13, 2021, in an action brought by the CFPB, the United States District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts were “covered persons” under the Dodd-Frank Act because they engaged in the servicing of loans, even if through servicers and subservicers.  CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.).  On February 11, 2022 the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On April 29, 2022, the Third Circuit Court of Appeals granted the defendant trusts’ petition for an interluctory appeal and oral arguments for this appeal were heard on May 17, 2023. On March 19, 2024, the Third Circuit Court of Appeals issued its decision on this interlocutory appeal holding that the defendant trusts are “covered persons” under the Dodd-Frank Act and subject to the CFPB’s enforcement authority. The defendant trusts filed an appeal with the Third Circuit Court of Appeals requesting a rehearing or rehearing en banc but this petition was denied on May 21, 2024. On August 16, 2024, the defendants filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on December 16, 2024. On January 16, 2025, the CFPB announced a settlement of the action with the defendant trusts but it was never entered by the district court. On April 25, 2025 the CFPB and the trusts jointly submitted a stipulation of voluntary dismissal with prejudice. On April 28, 2025, the district court terminated the proceeding and dismissed as moot the motion to enter the proposed settlement. There is current uncertainty as to if and to what extent the CFPB will continue any enforcement action or bring any new investigations and enforcement actions against any other trusts given current proposals to curtail any future enforcement efforts. Nonetheless, the CFPB and state attorneys general and state regulators, who have the independent authority to enforce the Dodd-Frank Act and other consumer protection laws, may seek to rely on this decision as precedent in investigating and bringing enforcement actions against other trusts and securitization special purpose entities, including the issuing entity, in the future.

In October of 2024, the CFPB issued a final rule to implement section 1033 of the Dodd-Frank Act to require certain depository and nondepository entities including credit card issuers to make available to consumers and authorized third parties certain data relating to consumers' transactions and accounts. The final rule also sets disclosure, data limitation and security requirements on data providers. The final rule is subject to a legal challenge and the CFPB has indicated its intent to vacate the final rule. On August 22, 2025, the CFPB issued an advance notice of proposed rulemaking seeking comments before potentially amending the rule.

The aggregate impact of the Dodd-Frank Act will depend significantly upon the content and implementation of all the rules and regulations issued on its mandate. It is not yet clear how the Dodd-Frank Act and its associated rules and regulations, some of which remain to be adopted and/or implemented, will impact the asset-backed securities market and credit card lending generally and the issuing entity, BBD, Dryrock Funding and their affiliates and their respective businesses and assets specifically. No assurance can be given that the new standards will not have an adverse impact on the issuing entity, BBD, Dryrock Funding or their affiliates, including on the level of receivables held in the issuing entity, the servicing of those receivables, or the amount of notes issued in the future.

Changes to federal or state bankruptcy or debtor laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration or reduction in payment of your notes.

If an account holder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the account holder’s obligations to repay amounts due on its revolving credit card account. As a result, the related credit card receivables arising in that credit card account would be written off as uncollectible. You could suffer a loss if no funds were available from credit enhancement or other sources and collections of finance charge receivables allocated to the notes to cover the applicable defaulted amount. See “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount” and “Sources of Funds to Pay the Notes – Consumer Protection Laws”.

EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market.

Regulation (EU) 2017/2402 of the European Parliament and of the Council of 12 December, 2017 laying down a general framework for securitisation and creating a specific framework for simple, transparent and standardised securitisation and amending certain other European Union (“EU”) directives and regulations, as amended (the “EU Securitization Regulation”) has direct effect in member states of the EU and will be applicable in any non-EU states

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of the EEA in which it has been implemented. The EU Securitization Regulation, together with all relevant implementing regulations in relation thereto and, in each case, any relevant guidance and direction published in relation thereto by the European Banking Authority (the “EBA”), the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority (or, in each case, any predecessor, successor or any other applicable regulatory authority) or by the European Commission, in each case, as amended and in effect from time to time, are referred to in this prospectus as the “EU Securitization Rules”.

Article 5 of the EU Securitization Regulation places certain conditions (the “EU Investor Requirements”) on investments in a “securitisation” (as defined in the EU Securitization Regulation) by an “institutional investor”, defined to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC (as amended, “UCITS Directive”), or an internally managed UCITS, which is an investment company that is authorized in accordance with the UCITS Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision (“IORP”) falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an IORP as provided in that Directive. Pursuant to Article 14 of the CRR, the EU Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the EU Securitization Regulation), an institutional investor, other than the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) must, among other things: (a) verify that, where the originator or original lender is established in a third country (meaning, for purposes of the EU Securitization Regulation, not within the EU or the EEA), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (b) verify that, if established in a third country (meaning, for purposes of the EU Securitization Regulation, not within the EU or the EEA), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to the EU Affected Investor, (c) verify that the originator, sponsor or securitisation special purpose entity (“SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (which sets out transparency requirements for originators, sponsors and SSPEs), and (d) carry out a due-diligence assessment which enables the EU Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

While holding a securitisation position, an EU Affected Investor must also (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks, and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

A legislative procedure is underway in the EU that is expected to result in the adoption of legislation which, if implemented in the terms currently proposed, would (amongst other things) amend certain aspects of the EU due diligence requirements referred to above.  It is not currently known whether, when, or in what terms such proposed legislation will be implemented.

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In a report published on October 10, 2022 (the “Commission Report”), the European Commission provided interpretative guidance to the effect that the EU Securitization Regulation should be read as making no distinction with respect to the requirement to verify compliance with the EU Investor Requirements “whether the securitization is issued by EU entities or by entities based in third-countries.” Consequently, the Series 20[●]-[●] notes may not be a suitable investment for EU Affected Investors.

Article 6 of the EU Securitization Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “EU Risk Retention Requirements”). Certain aspects of the EU Risk Retention Requirements are further specified in Commission Delegated Regulation (EU) 2023/2175 of 7 July 2023 (the “EU RTS”).

The EU Securitization Regulation is silent as to the jurisdictional scope of the EU Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S.-established entities, such as BBD. However (a) the explanatory memorandum to the original European Commission proposal for legislation that was ultimately enacted as the EU Securitization Regulation stated that “The current proposal thus imposes a direct risk retention requirement and a reporting obligation on the originator, sponsor or the original lenders … For securitisations notably in situations where the originator, sponsor nor original lender is not established in the [EU] the indirect approach will continue to fully apply.”; and (b) the EBA, in a paper published on July 31, 2018 in relation to the draft regulatory technical standards then proposed to be made in respect of the EU Risk Retention Requirements, said: “The EBA agrees however that a ‘direct’ obligation should apply only to originators, sponsors and original lenders established in the EU as suggested by the [European] Commission in the explanatory memorandum”. This interpretation (the “EBA Guidance Interpretation”) is, however, non-binding and not legally enforceable.

Notwithstanding the foregoing, on the closing date, BBD will covenant and agree, with reference to the EU Securitization Regulation, as in effect and applicable on the date of issuance of the Series 20[●]-[●] notes , that it will as “originator” for the purposes of the EU Securitization Regulation, retain, on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, a material net economic interest which is not less than 5% of the nominal value of the securitized exposures, in the form of an originator’s interest as provided in option (b) of Article 6(3) of the EU Securitization Regulation, by holding all of the membership interests in the transferor, which in turn will retain on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding all or part of the transferor’s interest, and to take certain other actions, all in the manner, and on the terms, summarized in “EU and UK Risk Retention Requirements” in this prospectus.

Article 6(1) of the EU Securitization Regulation provides that an entity shall not be considered an “originator” for purposes of that Article 6 if it has been established or operates for the sole purpose of securitizing exposures. The EU RTS further provides that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of [the EU Securitization Regulation], or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.”

On March 31, 2025, the Joint Committee of the European Supervisory Authorities published a report pursuant to Article 44 of the EU Securitization Regulation on the implementation and functioning of the EU Securitization Regulation (the “ESA Report”). The ESA Report includes guidance (the “Guidance”) on the interpretation of certain aspects of the above-mentioned provision of the EU RTS with respect to the relevant entity not being reliant on ”the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of the [EU Securitization Regulation], or on any corresponding income from such exposures and interests” as its “predominant source of revenue” (the “Predominant Revenue Test”). In particular, the Guidance provides that in order to satisfy the Predominant Revenue Test, “the entity’s revenues should correspond to no more than 50% on the exposures to be securitised, risk retained assets or proposed to be retained in accordance with Article 6 of the [EU Securitization Regulation], or any corresponding income from such exposures and risk retained assets” and that “going forward, any new issuance should apply this interpretation, which should also be used by the supervisors when assessing whether an entity has been established or operates for the sole purpose of securitising exposures”.

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Noteholders should be aware that the Guidance - both in relation to the application of the Predominant Revenue Test to a particular entity (including, in particular, how an entity’s various types of revenues should be characterized for such purpose) and its scope of application - is currently subject to considerable interpretative uncertainty and no assurance can therefore be given as to whether BBD complies or will continue to comply with the requirements of the sole purpose test on the basis of the Guidance. The ESA Report invited the European Commission “to confirm this interpretation and if needed to consider some legislative adjustments to clarify the term ‘sole purpose’ in the [EU Securitization Regulation] text as part of the European Commission’s upcoming review of the securitisation framework in the context of the Capital Markets Union”; and, as an alternative, the ESA Report suggested that, if deemed necessary, a potential revision to the EU RTS could be triggered with the aim of further clarifying the meaning of the term “predominant”. However, in its legislative proposals published on June 17, 2025, the European Commission made no reference to the Guidance or to the sole purpose test. The ESA Report does not have a bearing on the sole purpose requirements under the UK Securitization Framework.

In this regard, see, in particular, “Transaction Parties – BBD” for information regarding BBD, its business and activities.

With regard to BBD's credit granting standards, see “BBD's Credit Card Business–Underwriting and Account Management Procedures”, “—Billing and Payments” and “—Collection Efforts” in this prospectus.

With respect to the UK, the Securitisation Regulations 2024 (SI 2024/102) (as amended, the “SR 2024”), together with (i) the securitisation sourcebook of the handbook of rules and guidance adopted by the Financial Conduct Authority (“FCA”) of the United Kingdom (the “SECN”), (ii) the Securitisation Part of the rulebook of published policy of the Prudential Regulation Authority (“PRA”) of the Bank of England (the “PRASR”) and (iii) relevant provisions of the FSMA, set out the UK Securitization Framework.The UK Securitization Framework, together with (a) all relevant guidance, policy statements and directions relating to the application of the UK Securitization Framework published by the FCA and/or the PRA and/or The Pensions Regulator (or their successors), (b) any guidelines relating to the application of the EU Securitization Regulation which are applicable in the UK and (c) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Framework, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the “UK Securitization Rules”.

Regulations 32B to 32D (inclusive) of the SR 2024, SECN 4 and Article 5 of Chapter 2 of the PRASR, as applicable, place certain conditions on investments in a “securitisation” (as defined in the SR 2024) (the “UK Investor Requirements”, and together with the EU Investor Requirements, the “Investor Requirements”) by an “institutional investor”, defined by the UK Securitization Regulation to include (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) the trustees or managers of an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995, as amended, that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 (the “AIFM Regulations”) that has permission under the FSMA for managing an AIF (as defined in regulation 3 of the AIFM Regulations) and which markets or manages AIFs in the UK and a small registered UK AIFM, as defined in the AIFM Regulations; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EUWA, and as amended (the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. The UK Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”, and together with EU Affected Investors, “Affected Investors”).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the SR 2024), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the SR 2024) must, among other things: (a) verify that, where the originator or original lender is not established in the UK, except in specified cases the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and

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financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor's creditworthiness, (b) verify that, if not established in the the UK, the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with SECN 5 and Article 6 of Chapter 2 of the PRASR , and discloses the risk retention to the UK Affected Investors, (c) verify that, where not established in the UK, the originator, sponsor or SSPE has made available information sufficient information to enable the UK Affected Investor independently to assess the risks of holding the securitisation position, and has committed to make further information available on an ongoing basis, as appropriate, and including at least the information described in the SR 2024, the SECN or the PRASR, as applicable, , and (d) carry out a due-diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.

In addition, while holding a securitisation position, a UK Affected Investor must also (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitisation position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitisation position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitisation position and maintaining records of the foregoing verifications and due diligence and other relevant information.

Prospective investors that are UK Affected Investors should note the differences in the wording, as between the EU Investor Requirements and the UK Investor Requirements, with respect to the provision of information on the underlying exposures and investor reports as between the EU Investor Requirements and the UK Investor Requirements. There remains considerable uncertainty as to how UK Affected Investors should ensure compliance with certain aspects of the UK Investor Requirements, including in relation to the verification of disclosure of information and whether the information provided to the noteholders in relation to the transaction described in this prospectus is or will be sufficient to meet such requirements, and also what view the relevant UK regulators might take. It should be noted that the interpretation of the EU Investor Requirements set forth in the European Commission Report does not apply to the UK Investor Requirements or otherwise to the UK Securitization Framework.

SECN 5 and Article 6 of Chapter 2 of the PRASR, together with Chapter 4 of the PRASR impose a direct obligation on the originator, sponsor or original lender of a securitisation to retain a material net economic interest in the securitisation of not less than 5% (the “UK Risk Retention Requirements”).

Although the UK Risk Retention Requirements apply only to originators, sponsors or original lenders which are established in the UK, on the closing date, BBD will covenant and agree, with reference to the UK Securitization Framework, as in effect and applicable on the date of issuance of the Series 20[●]-[●] notes , that it will as “originator” for the purposes of the UK Securitization Framework, retain, on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding, a material net economic interest which is not less than 5% of the nominal value of the securitized exposures, in the form of an originator’s interest as provided in paragraph (1)(b) of SECN 5.2.8R and paragraph (b) of Article 6(3) of Chapter 2 of the PRASR, as in effect as of the Closing Date, by holding all of the membership interests in the transferor, which in turn will retain on an ongoing basis for as long as any Series 20[●]-[●] notes remain outstanding all or part of the transferor’s interest, and to take certain other actions, all in the manner, and on the terms, summarized in “EU and UK Risk Retention Requirements” in this prospectus.

SECN 5.2.5R and Article 6(1) of Chapter 2 of the PRASR provide that an entity shall not be considered an “originator” for purposes of that Article 6 if it has been established or operates for the sole purpose of securitizing exposures. In this regard, see, in particular, “Transaction Parties – BBD” for information regarding BBD, its business and activities. Investors should note that the information provided in this prospectus may not include all information required by the UK Securitization Framework and should not rely solely on the information contained in this prospectus for the purposes of their own compliance.

With regard to BBD's credit granting standards, see “BBD's Credit Card Business –Underwriting and Account Management Procedures”, “—Billing and Payments” and “—Collection Efforts” in this prospectus.

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The transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the EU Securitization Regulation or SECN 6 and Article 7 of Chapter 2 of the PRASR. In particular, none of BBD, the transferor, the issuing entity, the owner trustee nor any other party to the transaction described in this prospectus will be required to produce any information or disclosure for purposes of Article 7 of the EU Securitization Regulation or SECN 6 and Article 7 of Chapter 2 of the PRASR, or to take any other action in accordance with, or in a manner contemplated by, such articles. Consequently, the notes may not be a suitable investment for any person that is subject to the EU Securitization Regulation or the UK Securitization Framework.

Except as described herein, no party to the transaction described in this prospectus is required, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the EU Securitization Rules or the UK Securitization Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with any applicable Investor Requirements or any corresponding national measures that may be relevant.

It remains unclear, in certain respects, what will be required for Affected Investors to demonstrate compliance with the applicable Investor Requirements. Each prospective investor that is an Affected Investor is required to independently assess and determine whether the agreement by BBD to retain the Retained Interest as described in this prospectus, the other information in this prospectus and the information to be provided in the monthly reports to noteholders are or will be sufficient for the purposes such prospective investor's compliance with the applicable Investor Requirements and any corresponding national measures which may be relevant. Prospective investors that are Affected Investors should be aware that the interpretation of the applicable Investor Requirements remains uncertain and that supervisory authorities and national regulators may have different views of how the applicable Investor Requirements, should be interpreted and those views are still evolving.

None of BBD, the transferor, the issuing entity, the underwriters, the indenture trustee, the owner trustee, their respective affiliates nor any other party to the transactions described in this prospectus (a) makes any representation that the agreement by BBD to retain the Retained Interest as described in this prospectus or any information provided in this prospectus generally, or otherwise to be provided to noteholders, are or will be sufficient in all circumstances for purposes of any person’s compliance with the any applicable Investor Requirements and any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or that the structure of the Series 20[●]-[●] notes , BBD (including its holding of the Retained Interest) and the transactions described herein are otherwise compliant with the EU Securitization Rules or the UK Securitization Rules or any other applicable legal, regulatory or other requirements; (b) shall have any liability to any person with respect to any deficiency in such agreement or any such information, or with respect to any person’s failure or inability to comply with any applicable Investor Requirements and any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements (other than, in each case, any liability arising under a transaction document as a result of a breach by such person of that transaction document); or (c) shall have any obligation to enable any person to comply with any applicable Investor Requirements and any corresponding national measures that may be relevant, or with any other applicable legal, regulatory or other requirements, or any other obligation with respect to the EU Securitization Rules or the UK Securitization Rules (other than, in each case, the specific obligations undertaken and/or representations made by BBD in that regard under the transaction documents).

Any failure by an Affected Investor or investment manager to comply with the applicable Investor Requirements with respect to an investment in the Series 20[●]-[●] notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The EU Securitization Rules and the UK Securitization Rules and any changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders, prospective investors and/or investment managers and have an adverse impact on the value and liquidity of the Series 20[●]-[●] notes . Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable Investor Requirements or other applicable regulations and the suitability of the Series 20[●]-[●] notes for investment.

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Transaction Structure Risks

Credit card rates may decline without a corresponding change in the amounts needed to pay the notes, which could result in a delay or reduction in payments of your notes.

Some accounts may have finance charges set at a variable rate based on a designated index (for example, the prime rate). A series or class of notes may bear interest either at a fixed rate or at a floating rate based on a different index. If the rate charged on the account declines, collections of finance charge receivables may be reduced without a corresponding reduction in the amounts payable as interest on the notes and other amounts paid from collections of finance charge receivables. This could result in delayed or reduced principal and interest payments to you.

Allocations of default amounts on principal receivables could result in a reduction in payment on your notes.

BBD, as servicer, or any other servicer of assets or receivables related to or included in the issuing entity, will write off the receivables arising in accounts in the issuing entity’s portfolio if those receivables become uncollectible. Your notes will be allocated a portion of these default amounts on receivables included in the issuing entity. You may not receive full repayment of your notes and full payment of interest due if the allocation amount of your notes has been reduced due to charge-offs resulting from any uncovered default amount allocated to your notes, and those amounts have not been reimbursed from subsequently received finance charge collections and shared excess available finance charge collections, if any, allocated from other series of notes. For a discussion of the calculation of the allocation amount for a series of notes, see “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount”.

Yield and payments on the receivables could decrease, resulting in receipt of principal payments earlier than the expected final payment date.

There is no assurance that the stated principal amount of your notes will be paid on the expected final payment date.

A significant decrease for any reason in the amount of receivables included in the issuing entity could result in an early amortization event and in early payment of your notes, as well as decreased protection to you against defaults on the assets in the issuing entity. In addition, the effective yield on the receivables included in the issuing entity could decrease due to, among other things, an increase in the level of delinquencies. This could reduce the amount of available finance charge collections allocated to your series.

[Subordinated notes bear losses before senior notes. If you own subordinated notes, the priority of allocations among classes of notes may result in payment on your notes being reduced or delayed.]

[Notes may be subordinated in right of payment of principal of and interest on senior notes.

Available finance charge collections allocated to a series and shared excess available finance charge collections, if any, allocated from other series of notes are first used to pay interest due on senior notes and then to pay interest due on subordinated notes. If the available finance charge collections and shared excess available finance charge collections are not sufficient to pay such amounts for all classes of notes of a series, the notes of a series may not receive full payment of interest if, in the case of the senior notes, reallocated principal collections are insufficient to cover the shortfall.

The allocation amount of a series will be reduced due to charge-offs resulting from any uncovered default amount allocated to that series. In addition, principal collections allocated to a series may be reallocated to pay shortfalls in interest on the senior notes of that series or shortfalls in the servicing fee allocated to that series and past due amounts thereon to the extent that available finance charge collections allocated to that series and shared excess available finance charge collections, if any, allocated from other series of notes are not sufficient to make such payments. Such reallocated principal collections also will reduce the allocation amount of a series. If these reductions in the allocation amount of a series are not reimbursed from subsequent available finance charge collections allocated to such series and shared excess available finance charge collections, if any, allocated from other series of notes, the stated principal

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amount of the subordinated notes may not be paid in full. See “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount – Allocation Amount”.

If there is a sale of assets in the issuing entity following (i) an event of default and acceleration of a series or class of notes or (ii) the legal maturity date of a series or class of notes, as described in “Deposit and Application of Funds – Sale of Assets”, the net proceeds of the sale allocable to a series or class of notes will be used first to pay all amounts due to the senior noteholders and then to pay all amounts due to the subordinated noteholders. This could cause a loss to noteholders if the amount available is not enough to pay the notes in full.]

The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

The assets in the issuing entity will change every day. BBD may choose, or may be required, to sell additional assets to the transferor so that the transferor may then transfer those additional assets to the issuing entity.

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated credit card accounts from approved portfolios owned by BBD, and funds on deposit in the issuing entity accounts. All newly generated receivables in such accounts will be transferred to the issuing entity. The composition and the amount of receivables included in the issuing entity will change over time as changes to the approved portfolios occur (including the designation or removal of portfolios as approved portfolios), new receivables are created, existing receivables are paid off or charged off, additional accounts are designated to have their receivables included in the issuing entity, and removed accounts are designated to have their receivables removed from the issuing entity. We cannot guarantee the credit quality of any receivables in the issuing entity and we cannot guarantee that new receivables will be of the same credit quality as the receivables arising in the initial accounts.

New assets included in the issuing entity may have characteristics, terms and conditions that are different from those of the receivables initially included in the issuing entity and may be of different credit quality due to differences in underwriting criteria and payment terms. If the credit quality of the assets included in the issuing entity were to deteriorate, your receipt of principal and interest payments may be reduced, delayed or accelerated. See “Sources of Funds to Pay the Notes – Addition of Assets”. For a description of recent account additions and removals, see “Annex I: The Trust Portfolio – General”.

BBD may not be able to generate new receivables when required, or Dryrock Funding may not be able to designate new accounts to the issuing entity when required by the transfer agreement. This could result in an acceleration of or reduction in payments on your notes.

The issuing entity’s ability to make payments on the notes will be impaired if sufficient new receivables are not generated by BBD. We do not guarantee that new receivables will be created, that any receivables will be added to the issuing entity or that receivables will be repaid at a particular time or with a particular pattern.

If the transferor amount falls below the required transferor amount or the pool balance falls below its required pool balance, the transferor is required to transfer additional receivables to the issuing entity. There is no guarantee that BBD, Dryrock Funding or any of their affiliates would be able to add enough receivables to the issuing entity to satisfy these requirements. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on the notes. See “Sources of Funds to Pay the Notes – Credit Risk Retention”, “– Required Pool Balance”, and “– Addition of Assets”.

Recharacterization of principal receivables as finance charge receivables may require the addition of new receivables.

As described under “Sources of Funds to Pay the Notes – Discount Option”, we may designate a portion of some or all principal receivables to be treated as finance charge receivables. This designation should decrease the likelihood of an early amortization event occurring as a result of reduction of the average net portfolio yield for a given period.

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However, this designation will also reduce the aggregate amount of principal receivables, which may increase the likelihood that we will be required to add receivables to the issuing entity. If we were unable to add receivables, one or more series of notes, including your series, could go into early amortization.

If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

The transferor makes representations and warranties relating to the validity and enforceability of the receivables arising under the designated accounts in the issuing entity’s portfolio, and as to the perfection and priority of the issuing entity’s interests in those receivables. In the receivables purchase agreement, BBD makes similar representations and warranties regarding the receivables that are transferred by BBD to Dryrock Funding. However, the indenture trustee does not examine the receivables or the related assets for the purpose of determining the presence of defects, compliance with the representations and warranties or for any other purpose.

If a representation or warranty relating to the receivables in the issuing entity is violated, the related obligors may have defenses to payment or offset rights, or creditors of the transferor may claim rights to the issuing entity’s assets. If a representation or warranty is violated, the transferor may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”, the transferor must accept reassignment of each receivable affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment amount. See “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”. Any such reassignment may result in the transferor amount falling below the required transferor amount or the pool balance falling below the required pool balance. In either case, the transferor would be required to add additional receivables to the issuing entity. There is no guarantee that BBD, the transferor or any of their affiliates would be able to add enough receivables to the issuing entity. This could result in an early amortization event with respect to the notes and an acceleration of or reduction in payments on those notes.

Issuance of additional notes may affect your voting rights and the timing and amount of payments to you.

The issuing entity expects to issue notes from time to time. The issuing entity may also “reopen” or later issue additional notes in any series or class of notes. New notes may be issued without notice to existing noteholders, and without your or their consent, and may have different terms from outstanding notes, including different early amortization events or events of default. In addition, the early amortization events and events of default for other series of notes may be subject to grace periods or rights to cure that are different than the grace periods or rights to cure applicable to the same or similar early amortization events or events of default for your series. As a result, other series of notes may enter into early amortization periods prior to the payment of principal on your series of notes. This could reduce the amount of principal collections available to your series at the time principal collections begin to be accumulated or paid for the benefit of your series and could cause a possible delay or reduction in payments on your notes. For a description of the conditions that must be satisfied before the issuing entity can issue new notes, see “The Notes – Issuances of New Series and Classes of Notes”.

The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, if additional notes in the same group as your series for purposes of sharing finance charge collections are issued after your notes and those notes have a higher interest rate than your notes, this could result in a reduction in the amount of excess funds from other series available to pay interest on your notes. Also, when new notes are issued, the voting rights of your notes will be diluted. See “– You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final payment date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal”.

You may have limited or no ability to control actions under the indenture, the transfer agreement or the servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final payment date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal.

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Under the indenture, the transfer agreement, the servicing agreement and any related supplement, some actions require the consent of noteholders holding a specified percentage of the aggregate outstanding dollar principal amount of notes of a series or class or all of the notes of that series or class. Under certain circumstances, these actions include directing the termination of a servicer following a servicer default, amending the indenture, the transfer agreement, the servicing agreement, or any related supplement. In the case of votes by series, the outstanding dollar principal amount of the most senior notes will generally be substantially greater than the outstanding dollar principal amount of the subordinated notes. Consequently, the noteholders of the most senior notes will generally have the ability to determine whether and what actions should be taken. The holders of subordinated notes generally will need the concurrence of the holders of senior notes to cause actions to be taken. In addition, the noteholders of any series may need the consent or approval of a specified percentage of the outstanding dollar principal amount of other series to take or direct certain actions, including to require the termination of a servicer after a servicer default and to direct a repurchase of all outstanding series after certain breaches of the transferor’s representations and warranties. The interests of the noteholders of various series may not be aligned, making it more difficult for any particular noteholder to achieve the desired results from such vote.

If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest.

Your remedies will be limited if an event of default affecting your series or class of notes occurs. Following an event of default affecting your series or class of notes and an acceleration of your notes, your notes will become immediately due and payable and the issuing entity will immediately be obligated to pay off the notes.

Following an event of default and acceleration, holders of the affected notes will have the ability to direct a sale of the assets in the issuing entity only under the limited circumstances as described in “The Indenture – Events of Default” and “Deposit and Application of Funds – Sale of Assets”.

A series or class of notes will be considered to be paid in full, the holders of that series or class of notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal of and interest on those notes, on the earliest to occur of (i) the date of the payment in full of the stated principal amount of, and any accrued, past due and additional interest on, that series or class of notes, as applicable, (ii) the date on which a sale of assets in the issuing entity has taken place with respect to that series or class of notes, as described in “Deposit and Application of Funds – Sale of Assets” and (iii) the legal maturity date of that series or class of notes, in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on that date.

Even if a sale of assets in the issuing entity is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

[Risks Relating to the Issuance of Floating Rate Notes and the Uncertainty of SOFR

SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

The secured overnight financing rate published for any day by the Federal Reserve Bank of New York (“FRBNY”) (or a successor administrator), as the administrator of the benchmark, on the FRBNY’s website (or such successor administrator’s website) (such rate, “SOFR”) is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. Further, the way that SOFR, including any market accepted adjustments to SOFR, are determined may change over time.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the FRBNY since April 2018. SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through The Fixed Income Clearing Corporation’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. The FRBNY states on its publication page for SOFR that the use of

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SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

SOFR is published by the FRBNY based on data received from sources outside of the sponsor and the issuing entity’s control or direction and neither the sponsor nor the issuing entity has control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of the holders in the [Class A notes] [and the] [Class B notes]. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the [Class A notes] [and the] [Class B notes].

The FRBNY began to publish SOFR in April 2018. The FRBNY has also been publishing historical indicative secured overnight financing rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. As an overnight lending rate, SOFR may be subject to higher levels of volatility relative to other interest rate benchmarks. Also, since SOFR is a relatively new market index, the [Class A notes] [and the] [Class B notes] may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the [Class A notes] [and the] [Class B notes], such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the [Class A notes] [and the] [Class B notes], the trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of securities like the [Class A notes] [or the] [Class B notes] linked to indices that are more widely used. Investors in the [Class A notes] [and the] [Class B notes] may not be able to sell the [Class A notes] [or the] [Class B notes] at all or may not be able to sell the [Class A notes] [or the] [Class B notes] at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their [Class A notes] [or their] [Class B notes] may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the [Class A notes] [or the] [Class B notes].

The use of SOFR may present additional risks that could adversely affect the value of and return on the [Class A notes] [and the] [Class B notes]. In contrast to other indices, SOFR may be subject to direct influence by activities of the FRBNY, which activities may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict.

The composition and characteristics of SOFR are not the same as those of London interbank offered rate (“LIBOR”) and other floating interest benchmark rates. SOFR is different from LIBOR as: first, SOFR is a secured rate, while LIBOR is an unsecured rate, and second, SOFR is an overnight rate, while LIBOR is (or, in its synthetic form, is intended to be an approximation of the economic components of) a forward-looking rate that represents interbank funding over different maturities (e.g., three months). Additionally, since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as LIBOR. Although changes in compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the [Class A notes] [and the] [Class B notes] may fluctuate more than floating rate debt securities that are linked to less volatile rates. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of

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changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

Any failure of SOFR to maintain market acceptance could adversely affect the [Class A notes] [and the] [Class B notes].

According to the Alternative Reference Rates Committee, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to maintain wide market acceptance could adversely affect the return on and value of the [Class A notes] [or the] [Class B notes] and the price at which investors can sell the [Class A notes] [or the] [Class B notes] in the secondary market.

Since SOFR is a relatively new market index, the [Class A notes] [and the] [Class B notes] may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. Market terms for the [Class A notes] [and the] [Class B notes], such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of later-issued notes with interest rates based on SOFR as a result. Relatively limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Similarly, if SOFR does not become widely adopted for securities like the [Class A notes] [and the] [Class B notes] or the specific formula for the compounded SOFR rate used in the [Class A notes] [and the] [Class B notes] may not be widely adopted by other market participants, the trading prices of the [Class A notes] [and the] [Class B notes] may be lower than those of securities like the [Class A notes] [and the] [Class B notes] linked to indices that are more widely used. Investors in the [Class A notes] [or the] [Class B notes] may not be able to sell the [Class A notes] [or the] [Class B notes] at all or may not be able to sell the [Class A notes] [or the] [Class B notes] at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

A decrease in SOFR, including a negative SOFR Rate would reduce the rate of interest on the [Class A notes] [and the] [Class B notes].

The interest rate to be borne by the [Class A notes] [and the] [Class B notes] is based on a spread over the SOFR Rate, which is based on compounded SOFR or, if the administrator determines prior to the relevant reference time that a benchmark transition event and its related benchmark replacement event have occurred, upon the applicable benchmark replacement.

Changes in SOFR or such benchmark replacement will affect the rate at which the [Class A notes] [and the] [Class B notes] accrue interest and the amount of interest payments on the [Class A notes] [and the] [Class B notes]. Any decrease in the SOFR Rate or such benchmark replacement will lead to a decrease in the [Class A notes] [and the] [Class B notes] interest rate. To the extent that the SOFR Rate decreases below 0.00% for any Interest Period, the rate at which the [Class A notes] [and the] [Class B notes] accrue interest for such Interest Period will be reduced by the amount by which the SOFR Rate is negative; provided that the interest rate on the [Class A notes] [and the] [Class B notes] for any Interest Period will not be less than 0.00%. A negative SOFR Rate could result in the interest rate applied to the [Class A notes] [and the] [Class B notes] decreasing to 0.00% for the related Interest Period.

The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

The accounts were assessed with a mix of variable rate periodic finance charge (which may or may not be based on the SOFR Rate) and a fixed rate periodic finance charge. See “Annex I: The Trust Portfolio – The Receivables: Trust Portfolio”. However, the floating rate notes, if any, will bear interest at a floating rate, initially, based on the

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SOFR Rate plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the [Class A notes] [and the] [Class B notes] increases due to an increase in the SOFR Rate to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.

Risks Related to Compounded SOFR.

In March 2020, the FRBNY began to publish compounded averages of SOFR, which are used to determine compounded SOFR. It is possible that there will be limited interest in securities products based on compounded SOFR, or in the implementations of compounded SOFR with respect to the [Class A notes] [and the] [Class B notes]. As a result, you should consider whether any future reliance on compounded SOFR may adversely affect the market values and yields of the [Class A notes] [and the] [Class B notes] due to potentially limited liquidity and resulting constraints on available hedging and financing alternatives.

The interest rate on the [Class A notes] [and the] [Class B notes] will be based on the SOFR Rate. The SOFR Rate will be based on compounded SOFR. The administrator may, from time to time, in its sole discretion, make conforming changes (i.e., technical, administrative or operational changes) without the consent of noteholders or any other party, which could change the methodology used to determine the SOFR Rate. The issuing entity can provide no assurance that the methodology to calculate compounded SOFR will not be adjusted as described in the prior sentence and, if so adjusted, that the resulting interest rate will yield the same or similar economic results over the term of the [Class A notes] [and the] [Class B notes] relative to the results that would have occurred had the interest rates been based on compounded SOFR without such adjustment or that the market value will not decrease due to any such adjustment in methodology. The administrator will have significant discretion in making SOFR conforming changes. No noteholder will have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

You should carefully consider the foregoing uncertainties prior to investing in the notes. In general, events related to SOFR and alternative reference rates may adversely affect the liquidity, market value and yield of your [Class A notes] [and the] [Class B notes].

Changes to or elimination of SOFR or the determinations made by the administrator may adversely affect the [Class A notes] [and the] [Class B notes].

The FRBNY publishes SOFR based on data received by it from sources other than the indenture trustee or the sponsor, and neither the indenture trustee, the sponsor nor any other party to the transaction described in this prospectus has control over its calculation methods, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the [Class A notes] [and the] [Class B notes]. If the manner in which SOFR is calculated, is changed, that change may

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result in a reduction in the amount of interest payable on the [Class A notes] [and the] [Class B notes] and the trading prices of the [Class A notes] [and the] [Class B notes].

In certain circumstances, as described under “The Notes—Interest Payments—Benchmark Replacement Provisions”, if the administrator has determined prior to the relevant reference time that a benchmark transition event and its related benchmark replacement date have occurred, the SOFR Rate may cease to be based upon SOFR and instead be based upon the benchmark replacement.

If the administrator determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of SOFR, then the interest rate of the [Class A notes] [and the] [Class B notes] will no longer be determined by reference to SOFR, but instead will be determined by reference to the benchmark replacement. The alternative rate of interest on the [Class A notes] [and the] [Class B notes] will be determined in the following order: (a) based on the alternative rate of interest that has been selected or recommended by the relevant governmental body, (b) based on an ISDA fallback rate and (c) based on an alternative rate selected by the administrator, in each case, together with any benchmark replacement adjustment. In addition, the terms of the [Class A notes] [and the] [Class B notes] expressly authorize the administrator to make benchmark replacement conforming changes. If a particular benchmark replacement or related benchmark replacement adjustment cannot, in the sole discretion of the administrator, be determined (including because such benchmark replacement or related benchmark replacement adjustment is deemed not to be administratively feasible), then the next-available benchmark replacement or related benchmark replacement adjustment will apply.

The determination of a benchmark replacement, the calculation of the interest rate on the [Class A notes] [and the] [Class B notes] by reference to a benchmark replacement (including the application of a benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the [Class A notes] [and the] [Class B notes] in connection with a benchmark transition event, could adversely affect the value of the [Class A notes] [and the] [Class B notes], the return on the [Class A notes] [and the] [Class B notes] and the price at which [Class A noteholders] [and] [Class B noteholders] can sell such [Class A notes] [or] [Class B notes].

If an alternative method or index is designated in place of SOFR for the [Class A notes] [and the] [Class B notes], the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the [Class A notes] [and the] [Class B notes] under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the [Class A notes] [and the] [Class B notes] and the realization of gain or loss, as well as other corollary tax consequences.

Additionally, the issuing entity cannot anticipate how long it will take to adopt a specific benchmark replacement, which may delay and contribute to uncertainty and volatility surrounding any benchmark transition.

The administrator will have significant discretion with respect to certain elements of the related benchmark replacement process, including determining whether a benchmark transition event and its related benchmark replacement date have occurred, determining which related benchmark replacement is available, determining the earliest practicable index determination date for using the related benchmark replacement, determining related benchmark replacement adjustments (if not otherwise determined by the applicable governing bodies or authorities) and making related benchmark replacement conforming changes (including potential changes affecting the business day convention and index determination date). No noteholders will have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. If the administrator, in its sole discretion, determines that an alternative index is not administratively feasible, including as a result of technical, administrative or operational issues, then such alternative index will be deemed to be unable to be determined as of such date. The administrator may determine an alternative to not be administratively feasible even if such rate has been adopted by other market participants in similar products and any such determination may adversely affect the return on the [Class A notes] [and the] [Class B notes], the trading market and the value of the [Class A notes] [and the] [Class B notes].

The issuing entity cannot predict if SOFR will be eliminated, or, if changes are made to SOFR, the effect of those changes. In addition, the issuing entity cannot predict what alternative index would be chosen, should this occur. If

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SOFR in its current form does not survive or if an alternative index is chosen, the market value and/or liquidity of the [Class A notes] [and the] [Class B notes] could be adversely affected.]

General Risk Factors

Social, economic and geographic factors can affect credit card payments and may cause a delay in or default on payments.

Changes in credit card usage, payment patterns and the rate of defaults by cardholders may result from a variety of social, economic and geographic factors. Social factors include changes in consumer confidence levels, affordability, and attitudes towards incurring debt, the public’s perception of the use of credit cards and changing attitudes about incurring debt and the stigma of personal bankruptcy. Economic factors include the rates of inflation, the unemployment rates, the relative interest rates offered for various types of loans, tariffs (including retaliatory tariffs in response to tariffs imposed by the United States), and increases in payment obligations to other lenders (including as a result of the cessation of any student loan forbearance program). Moreover, adverse changes in economic conditions in states where cardholders are located, terrorist acts against the United States or other nations, or the commencement of hostilities between the United States and a foreign nation or nations, or natural disasters and other extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change) could have a direct impact on the timing and amount of payments on your notes. Additionally, there is uncertainty regarding the impact of changes in the U.S. presidential administration and Congress on fiscal, monetary and regulatory policy Further, pandemics, while the effects of the COVID-19 pandemic have subsided, the impact of any future epidemics or other public health emergencies, and the actions taken in response thereto by the U.S. federal government, U.S. state and local governments, and the governments of countries other than the United States could have a direct impact on the timing and amount of payments on your notes

If obligors on the accounts are concentrated in a specific geographic region, then economic conditions and other factors affecting such regions in particular could adversely impact the delinquency or credit loss experience of the assets in the issuing entity and could result in delays in payments or losses on the notes. In particular, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks of geographic concentration of the accounts. Similarly, if the assets in the issuing entity are overly concentrated by and attributable to certain co-branded credit card programs, then economic conditions and other factors affecting such programs in particular could adversely impact the delinquency or credit loss experience of the assets in the issuing entity and could result in delays in payments or losses on the notes.

Ongoing concerns over the availability and cost of credit and geopolitical issues, including the ongoing military conflict between Ukraine and Russia and the war between Israel and Hamas, have contributed to uncertain expectations for the economy and the markets going forward. These factors, combined with still relatively low levels of consumer confidence and relatively high levels of unemployment, continue to impact global economies. Factors such as consumer spending, business investment, government spending, interest rates, surcharges merchants may apply for the use of a credit card, the volatility and strength of the capital markets, inflation, regulatory actions such as tariffs, as well as retaliatory tariffs in response to tariffs imposed by the United States and taxes that impact the cost of consumer goods all affect the business and economic environment and could result in declines in credit card usage and result in adverse changes in payment patterns, causing increases in delinquencies and default rates.

We cannot predict what further effect the factors and circumstances described above will have on repayment patterns or card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount or timing of interest or principal payments will reduce the amount available for distribution on the notes.

There is no public market for the notes. As a result, you may be unable to sell your notes or the price of the notes may suffer.

The underwriters of the notes may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

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In addition, some notes may have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell your notes. This may affect the price you receive for the notes or your ability to sell the notes.

Moreover, any occurrence of adverse events in the global financial markets, including the future or long-term impact of the COVID-19 pandemic on global financial markets and the invasion of Ukraine by Russia and the economic sanctions triggered thereby, may cause a significant reduction in liquidity in the secondary market for asset-backed securities for a period of time. Such period of illiquidity may adversely affect both the market value of the Series 20[●]-[●] notes and an investor’s ability to sell the Series 20[●]-[●] notes. As a result, an investor may be unable to sell the Series 20[●]-[●] notes when it wants to do so or obtain its desired price for the Series 20[●]-[●] notes, or may suffer a loss on its investment.

You should not purchase notes unless you understand and know you can bear the investment risks and you should consider that general market conditions may adversely affect the liquidity, marketability and overall market value of your notes.

You may not be able to reinvest any proceeds from an early amortization of your notes in a comparable security.

If your notes are repaid at a time when prevailing interest rates are relatively low, you may not be able to reinvest the proceeds of that repayment in a comparable security with an effective interest rate equivalent to that of your notes.

The market value of the notes could decrease if the ratings of the notes are lowered or withdrawn or if there is an unsolicited issuance of a lower rating.

The initial rating of a series or class of notes addresses the likelihood of the payment of interest on that series or class when due and the ultimate payment of principal of that series or class by its legal maturity date. The ratings do not address the likelihood of payment of principal of that series or class on its expected final payment date. In addition, the ratings do not address the following:

•	the likelihood that principal will be paid on any particular date before the series legal maturity date;
•	the likelihood that principal or interest on your notes will be prepaid;
•	the possibility that your notes will be paid early;
•	the possibility of the imposition of United States withholding tax for non-U.S. noteholders;
•	the marketability of the notes or any market price; or
•	that an investment in the notes is a suitable investment for you.

The ratings of a series or class of notes are not a recommendation to buy, hold or sell that series or class of notes. Any rating may be lowered or withdrawn entirely at any time by the applicable hired nationally recognized statistical rating organization without notice from BBD or Dryrock Funding to the noteholders of such change in rating. In addition, a non-hired nationally recognized statistical rating organization could choose to provide an unsolicited rating on a series or class of notes, without notice to or from BBD, Dryrock Funding or the issuing entity, and such unsolicited rating could be lower than the rating provided by a hired nationally recognized statistical rating organization. If a series or class of notes has had its ratings lowered or withdrawn, or if a series or class of notes has received an unsolicited rating from a non-hired nationally recognized statistical rating organization that is lower than the other ratings of such series or class of notes, the market value of that series or class of notes could decrease.

Glossary

This prospectus uses defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page [●].

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Use of Proceeds

The net proceeds from the sale of the Series 20[●]-[●] notes offered by this prospectus, before deduction of certain expenses, will be paid to the transferor by the issuing entity and used by the transferor for the general corporate purposes of the transferor, including, but not limited to, the repayment of amounts owed to BBD.

Introduction

The following provisions of this prospectus contain more detailed information concerning the Series 20[●]-[●] notes offered hereby. The Series 20[●]-[●] notes will be issued pursuant to the indenture and an indenture supplement, referred to as the Series 20[●]-[●] indenture supplement. Each of the indenture and the Series 20[●]-[●] indenture supplement is by and between the issuing entity and U.S. Bank Trust Company, National Association, as indenture trustee. A copy of the form of each of these documents is filed as an exhibit to the registration statement of which this prospectus is a part.

On or about [●], the issuing entity will issue $[●] of Class A Series 20[●]-[●] [Fixed][Floating] Rate Asset Backed Notes and $[●] of Class B Series 20[●]-[●] [Fixed][Floating] Rate Asset Backed Notes. [Only the Class A notes are offered by this prospectus. The Class B notes will be acquired and held by an affiliate of the issuing entity and are not offered by this prospectus.]

This series has an initial stated principal amount of $[●]. However, the stated principal amount of this series may be increased or decreased depending on the amount of notes offered and sold by the issuing entity. Any such increase or decrease will be reflected in the final prospectus.

The Notes

The following discussion and the discussion under “The Notes”, “Sources of Funds to Pay the Notes”, “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity” and “The Indenture” summarize the material terms of the Series 20[●]-[●] notes, the indenture, the transfer agreement, the servicing agreement and the Series 20[●]-[●] indenture supplement. These summaries are summaries of the material terms, and you should reference the applicable provisions of the Series 20[●]-[●] notes, the indenture, the transfer agreement, the servicing agreement and the Series 20[●]-[●] indenture supplement for the full text. The Series 20[●]-[●] notes will be issued in classes. References to the Class A notes and the Class B notes in this prospectus are to the Class A notes and the Class B notes of Series 20[●]-[●]. A class designation determines the relative seniority for receipt of cash flows and exposure to reductions in the Allocation Amount. For example, the Class B notes in Series 20[●]-[●] provide credit enhancement for the Class A notes in Series 20[●]-[●]. See “– Subordination of Interest and Principal”.

A portion of the Finance Charge Collections and Principal Collections will be allocated to the Series 20[●]-[●] notes on each day when collections are deposited into the Collection Account. See “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee”. Series 20[●]-[●] will be allocated its share of Finance Charge Collections, the Default Amount and the servicing fee based on the Series 20[●]-[●] Floating Allocation Percentage, and will be allocated its share of Principal Collections based on the Series 20[●]-[●] Principal Allocation Percentage. Finance Charge Collections allocated to Series 20[●]-[●], along with certain other amounts, will be treated as Series Available Finance Charge Collections and applied in accordance with “Deposit and Application of Funds – Payments of Interest, Fees and Other Items”. Principal Collections allocated to Series 20[●]-[●], after giving effect to any reallocations of such Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, along with certain other amounts, will be treated as Series Available Principal Collections and applied in accordance with “Deposit and Application of Funds – Payments of Principal”. If the Default Amount allocated to Series 20[●]-[●] exceeds the amount of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated to Series 20[●]-[●], then the Series Allocation Amount will be reduced by the excess as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections”.

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The issuing entity will pay principal of and interest on the notes solely from the portion of Series Available Principal Collections and Series Available Finance Charge Collections and from other amounts which are available to the Series 20[●]-[●] notes under the indenture, the transfer agreement, the servicing agreement and the Series 20[●]-[●] indenture supplement after giving effect to all allocations and reallocations. If these sources are not sufficient to pay principal of and interest on the notes, noteholders will have no recourse to any other assets of the issuing entity or any other person or entity.

Subject to the satisfaction of certain conditions precedent, the indenture allows the issuing entity to “reopen” or later increase the amount of Series 20[●]-[●] notes without notice by selling additional Series 20[●]-[●] notes subject to the same terms of the transaction documents. Such additional notes are subject to the same interest payment date schedule, expected final payment date and legal maturity date as the Series 20[●]-[●] notes we are offering pursuant to this prospectus; provided, however, any additional Series 20[●]-[●] notes may begin to accrue interest at a different date. When new notes are issued, the voting rights of existing holders may be diluted.

The issuing entity may offer notes denominated in U.S. dollars or any foreign currency. The specific terms of any note denominated in a foreign currency will be described in the summary of this prospectus.

A note is not a deposit and neither the notes nor any underlying Receivables are issued or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount

Series 20[●]-[●] has a Stated Principal Amount, an Outstanding Dollar Principal Amount, an Adjusted Outstanding Dollar Principal Amount and an Allocation Amount. Each class of Series 20[●]-[●] notes has a Stated Principal Amount and an Outstanding Dollar Principal Amount. Any additional Series 20[●]-[●] notes will increase these amounts.

Stated Principal Amount

The Stated Principal Amount of Series 20[●]-[●] is $[●]. The Stated Principal Amount of the Class A notes is $[●] and the Stated Principal Amount of the Class B notes is $[●]. The initial stated principal amount of the Class A notes and the Class B notes may be increased or decreased as discussed under “Introduction”.

Outstanding Dollar Principal Amount

For Series 20[●]-[●] and any class of Series 20[●]-[●] notes, the Outstanding Dollar Principal Amount is the Initial Dollar Principal Amount of the series or class, less any principal payments made to the noteholders of the series or class.

For a series or class of foreign currency notes, the Outstanding Dollar Principal Amount is the U.S. dollar equivalent of the Initial Dollar Principal Amount of that series or class of notes, less dollar payments made to derivative counterparties or, in the event the derivative agreement is non-performing, less dollar payments converted to make payments to noteholders, each with respect to principal for that series or class.

For a series or class of discount notes, the Outstanding Dollar Principal Amount is an amount stated in, or determined by a formula. The Outstanding Dollar Principal Amount of a series or class of discount notes will increase over time as principal accretes on that series or class of notes.

The Outstanding Dollar Principal Amount of any series or class of notes will decrease as a result of each payment of principal of that series or class of notes, and will increase as a result of any issuance of additional notes of that series or class

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Adjusted Outstanding Dollar Principal Amount

The Adjusted Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes is the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes, less any amounts on deposit in respect of principal in any issuing entity accounts, as applicable, for the benefit of the Series 20[●]-[●] notes.

Allocation Amount

The Series Allocation Amount is a U.S. dollar amount based on the Stated Principal Amount of the Series 20[●]-[●] notes, but with some reductions and increases described below. Within a series, subordinated notes bear the risk before senior notes of a reduction in the Allocation Amount of that series due to charge-offs resulting from any uncovered Default Amount allocated to that series or due to Reallocated Principal Collections used to pay shortfalls in interest on senior notes or shortfalls in the servicing fee, and past due amounts thereon.

The Series Allocation Amount may be reduced as follows:

•	If Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, are insufficient to cover the Series Default Amount, the Series Allocation Amount will be reduced as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections”.
•	Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon will reduce the Series Allocation Amount by the amount of such Reallocated Principal Collections as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections”.
•	The Series Allocation Amount will be reduced by the amount deposited into the Principal Funding Account for the payment of principal of the Series 20[●]-[●] notes.
•	The Series Allocation Amount will be reduced by the amount of all payments of principal of the Series 20[●]-[●] notes.

The Series Allocation Amount may be increased as follows:

•	The Series Allocation Amount will increase by an amount equal to the principal amount of any issuance of additional Series 20[●]-[●] notes, or if amounts on deposit in the Principal Funding Account are deposited into the Principal Funding Account for another series or class of notes or paid to the issuing entity.
•	If Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes are available and applied to reimburse earlier reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, as such reimbursements are described in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items”. Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, that are used to cover the Series Default Amount or used to reimburse earlier reductions in the Series Allocation Amount will be treated as Series Available Principal Collections.

In most circumstances, the Series Allocation Amount, together with any accumulated Series Available Principal Collections held in the Principal Funding Account or (without duplication) Series Available Principal Collections held in the Distribution Account, will be equal to the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes. However, if reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon are not reimbursed through the subsequent application of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections,

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if any, allocated from other series of notes, the Stated Principal Amount of the Series 20[●]-[●] notes may not be paid in full. This will occur because the amount of dollars allocated to pay the Series 20[●]-[●] notes is less than the Stated Principal Amount of the Series 20[●]-[●] notes.

If there is a sale of assets in the issuing entity (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the Series Legal Maturity Date, the Series Allocation Amount will be reduced to zero, even if the proceeds of that sale, amounts on deposit in the issuing entity accounts for Series 20[●]-[●] and any other amounts available to Series 20[●]-[●] are not enough to pay all remaining amounts due on Series 20[●]-[●] notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to Series 20[●]-[●]. See “Deposit and Application of Funds – Sale of Assets”.

The Series Allocation Amount may not be reduced below zero, and may not be increased above the Adjusted Outstanding Dollar Principal Amount.

The amount of reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon will be limited as described in “Deposit and Application of Funds – Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections”.

Interest Payments

The Class A notes will accrue interest from and including the issuance date through but excluding [●], 20[●] and for each following Interest Period, at [a rate of] [the SOFR Rate plus] [●]% per year[.][; provided that, if the sum of the SOFR Rate and [●]% is less than 0.00% for any Interest Period, then the interest rate for such Interest Period will be deemed to be 0.00%.]

[The Class B notes will accrue interest from and including the issuance date through but excluding [●], 20[●] and for each following Interest Period, at [a rate of] [the SOFR Rate plus] [●]% per year[.][; provided that, if the sum of the SOFR Rate and [●]% is less than 0.00% for any Interest Period, then the interest rate for such Interest Period will be deemed to be 0.00%.]

Interest on the Class A notes will be calculated on the basis of the [actual number of days in the related Interest Period][a 30 day Interest Period] and a 360-day year.

[Interest on the Class B notes will be calculated on the basis of the [actual number of days in the related Interest Period][a 30 day Interest Period] and a 360-day year.]

Interest will be paid on each Payment Date, which will be [●] and the [15th] day of each following month or, if the [15th] day is not a Business Day, the immediate following Business Day.

Interest payments on each class of Series 20[●]-[●] notes on any Payment Date will be calculated on the Outstanding Dollar Principal Amount of such class of Series 20[●]-[●] notes as of the Record Date, except that interest for the first Payment Date will accrue at the applicable note interest rate on the Initial Dollar Principal Amount of such class of Series 20[●]-[●] notes from the issuance date.

Interest due on the Class A notes [or Class B notes] but not paid on any Payment Date will be payable on the following Payment Date, together with additional interest on the overdue amount of regular monthly interest at [2]% plus the interest rate payable on the Class A notes [or Class B notes, as applicable]. Additional interest on any class of the Series 20[●]-[●] notes will accrue on the same basis as interest on such class of notes, and will accrue from the Payment Date on which the overdue interest became due, to but excluding the Payment Date on which the additional interest is paid. If interest on the Series 20[●]-[●] notes is not paid within 35 days after such interest is due and payable, an event of default will occur. See “The Indenture – Events of Default”.

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Interest payments on the Class A notes on any Payment Date will be paid from Series Available Finance Charge Collections, Shared Excess Available Finance Charge Collections, to the extent available, and Reallocated Principal Collections, to the extent necessary and available, for the related Monthly Period.

[Interest payments on the Class B notes on any Payment Date will be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, to the extent available, for the related Monthly Period.]

[A series or class of discount notes will be issued at a price lower than the Stated Principal Amount payable on the expected final payment date of that series or class of notes. Until the expected final payment date for a series or class of discount notes, accreted principal will be capitalized as part of the principal of that series or class of notes and reinvested in the assets of the issuing entity, so long as an early amortization event with respect to that series or class has not occurred. If applicable, the prospectus will specify the interest rate to be borne by a series or class of discount notes following an early amortization event or event of default or after its expected final payment date.]

[The “SOFR Rate” will be obtained by the paying agent and notified to the administrator for each Interest Period on the second U.S. Government Securities Business Day before the first day of such Interest Period (“SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time Compounded SOFR is published on the FRBNY’s Website (the “SOFR Determination Time”) (or, if the Benchmark is not SOFR, the time determined by the administrator after giving effect to the Benchmark Replacement Conforming Changes) (the “Reference Time”) and, except as provided below following a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, shall mean, with respect to the [Class A notes] [and the] [Class B notes] as of any SOFR Adjustment Date, a rate equal to Compounded SOFR; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. The SOFR Rate obtained by the paying agent, in the absence of manifest error, will be conclusive and binding on the noteholders. For the purposes of computing interest on the floating rate notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:

“Benchmark” means, initially, the SOFR Rate; provided that if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date;

(1) the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of: (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

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(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the Interest Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” with respect to any U.S. Government Securities Business Day, shall mean:

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(1)        the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2)        if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.

“FRBNY’s Website” shall mean the website of the FRBNY, currently at https://www.newyorkfed.org/markets/reference-rates/sofr-averages-and-index or at such other page as may replace such page on the FRBNY’s website.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the Interest Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

All percentages resulting from any calculation on the [Class A notes] [and the] [Class B notes] will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the [Class A notes] [and the] [Class B notes] will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-

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current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator shall deliver written notice to each nationally recognized statistical rating organization hired to rate the [Class A notes] [and the] [Class B notes] and the indenture trustee on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related Interest Period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

The administrator will have the right to make SOFR Adjustment Conforming Changes and, in connection with the implementation of a Benchmark Replacement, Benchmark Replacement Conforming Changes, from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change, a SOFR Adjustment Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without the consent of any other person (including any noteholder). No noteholder will have any right to approve or disapprove of these changes and will be deemed by their acceptance of a note to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the transaction documents, none of BBD, the transferor, the issuing entity, the indenture trustee, the paying agent or the owner trustee will have any liability for any action or inaction taken or refrained from being taken by it with respect to any SOFR Adjustment Conforming Changes, Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and beneficial owner of notes, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against BBD, the transferor, the issuing entity, the indenture trustee, the paying agent and the owner trustee relating to any such determinations.

None of the indenture trustee, the paying agent or the owner trustee will be under any obligation (i) to monitor, determine or verify the unavailability or cessation of the SOFR Rate (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or related Benchmark Replacement Date, (ii) to select, determine or designate any Benchmark Replacement, or other successor or replacement Benchmark index, or to determine whether any conditions to the designation of such a rate or index have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment or Unadjusted Benchmark Replacement, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing, including, but not limited to, as to any spread adjustment thereon, the business day convention, interest determination dates or any other relevant methodology applicable to such substitute or successor Benchmark. In connection with the foregoing, each of the indenture trustee and the paying agent will be entitled to conclusively rely on any determinations made by the administrator without independent investigation, and neither will have any liability for actions taken at the administrator’s direction in connection therewith.

None of the indenture trustee, the paying agent or the owner trustee will be liable for any inability, failure or delay on its part to perform any of its duties set forth in the transaction documents as a result of the unavailability of SOFR or other applicable Benchmark and the absence of a designated Benchmark Replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information required or contemplated by the terms of the transaction documents and reasonably required for the performance of such duties. Neither the indenture trustee or paying agent will be responsible or liable for the actions or omissions of the administrator, or for any failure or delay in the performance by the administrator,

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nor shall the indenture trustee or the paying agent be under any obligation to oversee or monitor the performance of the administrator.

A failure to pay the interest due on the notes on any payment date that continues for a period of five days or more will result in an indenture default. See “The Indenture—Events of Default” in this prospectus.]

Principal Payments

The issuing entity expects to pay the Stated Principal Amount of the Series 20[●]-[●] notes in one payment on the [●] 20[●] Payment Date, which is the expected final payment date.

It is not an event of default if the Stated Principal Amount of the Series 20[●]-[●] notes is not paid on its expected final payment date. However, if the Stated Principal Amount of the Series 20[●]-[●] notes is not paid in full on its expected final payment date, an early amortization event will occur. See “The Indenture – Early Amortization Events”.

If the Stated Principal Amount of the Series 20[●]-[●] notes is not paid in full by the Series Legal Maturity Date, an event of default will occur. See “The Indenture – Events of Default”.

Principal of the Series 20[●]-[●] notes may be paid earlier than its expected final payment date if an early amortization event or an optional or mandatory redemption occurs. See “The Indenture – Early Amortization Events” and “– Events of Default” and “The Notes – Redemption and Early Amortization of the Notes”.

See “Risk Factors” for a discussion of factors that may affect the timing of principal payments on a series or class of notes.

Revolving Period

Until Principal Collections are needed to be accumulated to pay the Series 20[●]-[●] notes, Principal Collections allocable to the Series 20[●]-[●] notes will either be applied to other series of notes in the Shared Excess Available Principal Collections Group [●] which are accumulating principal or paid to Barclays Dryrock Funding LLC, as the holder of the Transferor Interest. This period is commonly referred to as the revolving period. The revolving period begins on the issuance date and, unless an early amortization event, an early redemption event or an event of default and acceleration of the Series 20[●]-[●] notes occurs, ends at the commencement of the Controlled Accumulation Period. See “– Controlled Accumulation Period”.

Controlled Accumulation Period

During the Controlled Accumulation Period, principal will be deposited into the Principal Funding Account. The Controlled Accumulation Period is scheduled to begin on the first Business Day of the [●] Monthly Period, but may be delayed as described in “– Postponement of Controlled Accumulation Period” and ends on the earlier to occur of:

•	the commencement of the Early Amortization Period; and
•	the payment in full of the Stated Principal Amount of, and any monthly interest due on the Series 20[●]-[●] notes.

On each Payment Date during the Controlled Accumulation Period, the indenture trustee will deposit in the Principal Funding Account an amount equal to the least of:

•	Series Available Principal Collections, less any amount released and used to purchase receivables under the Series 20[●]-[●] indenture supplement;
•	the applicable Controlled Deposit Amount; and
•	the Series Allocation Amount (after taking into account any adjustments on that date).
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The indenture trustee will also deposit in the Principal Funding Account Shared Excess Available Principal Collections, if any, allocated from other series of notes with respect to that Payment Date. On the Note Transfer Date relating to the expected final payment date, the indenture trustee will withdraw from the Principal Funding Account and deposit into the Distribution Account an amount up to the Class A Stated Principal Amount and will apply such funds for the payment of principal to the Class A noteholders until the Class A notes have been paid in full. After giving effect to the immediately preceding sentence, on the expected final payment date, the indenture trustee will withdraw the remaining funds from the Principal Funding Account and apply the remaining funds for the payment of principal to the Class B noteholders until the Class B notes have been paid in full.

During the Controlled Accumulation Period, the portion of Series Available Principal Collections not deposited into the Principal Funding Account for payment of principal of the Series 20[●]-[●] notes on a Payment Date will be treated as Shared Excess Available Principal Collections and made available for other series in Shared Excess Available Principal Collections Group [●] which are accumulating principal or if there is no other series in Shared Excess Available Principal Collections Group [●] accumulating principal then paid to Barclays Dryrock Funding LLC, as the holder of the Transferor Interest.

If there are insufficient funds on deposit in the Principal Funding Account or (without duplication) the Distribution Account to pay the Series 20[●]-[●] notes in full on the expected final payment date, an early amortization event will occur and the Early Amortization Period will begin.

If an early amortization event occurs with respect to Series 20[●]-[●] before the Controlled Accumulation Period begins, there will be no Controlled Accumulation Period and the Early Amortization Period will begin.

Postponement of Controlled Accumulation Period

The Controlled Accumulation Period currently is scheduled to begin on [●][●], 20[●] which is the first Business Day of the month that is 12 calendar months before the expected final payment date. However, the date on which the Controlled Accumulation Period actually begins will be delayed if the servicer reasonably expects that the Series Available Principal Collections together with the Shared Excess Available Principal Collections will be sufficient so that such delay will not affect the payment in full of the Series 20[●]-[●] notes by the expected final payment date. In no case will the Controlled Accumulation Period be reduced to less than one month.

Early Amortization Period

The Early Amortization Period for the Series 20[●]-[●] notes will begin at the close of business on the Business Day immediately preceding the date on which an early amortization event with respect to Series 20[●]-[●] is deemed to have occurred, and ending on the earliest to occur of:

•	the payment in full of the Stated Principal Amount of, and any accrued, past due and additional interest on, all classes of the Series 20[●]-[●] notes;
•	the date on which a sale of assets in the issuing entity has taken place following an event of default and acceleration of the Series 20[●]-[●] notes; and
•	the Series Legal Maturity Date,

in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on such date.

Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes, will be paid to the Class A noteholders on each Payment Date until the earliest of:

•	the payment in full of the Stated Principal Amount of, and any accrued, past due and additional interest on, the Class A notes;
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•	the date on which a sale of assets in the issuing entity has taken place following an event of default and acceleration of the Series 20[●]-[●] notes; and
•	the Series Legal Maturity Date.

If an early amortization event occurs during the Controlled Accumulation Period, on the next Payment Date, any amount on deposit in the Principal Funding Account will be paid to the Class A noteholders up to the Stated Principal Amount of the Class A notes.

For a discussion of events that might lead to the commencement of the Early Amortization Period, see “– Redemption and Early Amortization of the Notes” and “The Indenture – Early Amortization Events”.

Redemption and Early Amortization of the Notes

If the issuing entity redeems the Series 20[●]-[●] notes, it will do so only to the extent that Finance Charge Collections and Principal Collections[, including any amounts received under the derivative agreement], [any amounts received under the supplemental credit enhancement agreement], [any amounts received under the supplemental liquidity agreement] and any amounts in the issuing entity accounts not included in Finance Charge Collections and Principal Collections – allocated to the Series 20[●]-[●] notes are sufficient to redeem or repay Series 20[●]-[●] notes in full. A noteholder will have no claim against the issuing entity if the issuing entity fails to make a required redemption or repayment before the Series Legal Maturity Date because no funds are available for that purpose. The failure to redeem or repay before the Series Legal Maturity Date under these circumstances will not be an event of default.

Optional Redemption

The issuing entity or the transferor may, at its option, redeem the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes before its expected final payment date in whole but not in part at any time when the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes is less than 10% of the highest Outstanding Dollar Principal Amount at any time for the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes, but in no event will such optional redemption occur if 25% or more of the initial dollar principal amount of the Series 20[●]-[●] notes is still outstanding. This redemption option is referred to as a clean-up call.

If the issuing entity redeems the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes, it will notify the registered holders of the Series 20[●]-[●] notes or class of the Series 20[●]-[●] notes at least 30 days prior to the redemption date. The redemption price will equal 100% of the Outstanding Dollar Principal Amount, plus accrued, past due and additional interest up to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payments will thereafter be made until the earlier to occur: either (i) the principal of and accrued interest on the Series 20[●]-[●] notes are paid in full or (ii) the Series Legal Maturity Date occurs, whichever is earlier. Any funds in any supplemental issuer account allocable to the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes and funds in the Principal Funding Account, will be applied to make the principal and interest payments on the Series 20[●]-[●] notes or a class of the Series 20[●]-[●] notes on the redemption date.

Mandatory Redemption

The Series 20[●]-[●] notes will be subject to mandatory redemption beginning on its expected final payment date, which will be [●] months before the Series Legal Maturity Date.

Also, if principal receivables having an aggregate principal balance in an amount equal to or greater than 30% of the Pool Balance are designated for reassignment to the transferor, and the servicer determines that the Transferor Amount would be less than the Required Transferor Amount after giving effect to such reassignment, and giving effect to any scheduled payments on the notes and any account additions that are scheduled to occur on or prior to the removal date, then a mandatory “early redemption event” will be deemed to have occurred with respect to the Series

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20[●]-[●] notes on the related removal date. If an early redemption event occurs, the issuing entity will apply all funds received from the transferor in connection with such reassignment on the first Payment Date following the Monthly Period in which such early redemption event occurred to redeem the Series 20[●]-[●] notes on a pro rata basis between each class of notes, based on the respective Stated Principal Amounts of each class of notes subject to early redemption.

Amortization

If an early amortization event occurs, the issuing entity will be required to repay the affected notes before the expected final payment date; [however, since the Series 20[●]-[●] notes are the subject of a derivative agreement, subject to certain exceptions, such repayment will not occur earlier than the expected final payment date of such series or class of notes]. Following an early amortization event, repayment of principal prior to the expected final payment date will be made only to the extent funds are available for repayment after giving effect to all allocations and reallocations. The issuing entity will give notice to the noteholders of the occurrence of an early amortization event.

The following events will be an early amortization event for the Series 20[●]-[●] notes:

•	if the Quarterly Excess Spread Percentage is less than the Required Excess Spread Percentage;
•	if, when required to do so, the transferor does not transfer additional receivables to the issuing entity;
•	any servicer default, as described in “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default”, occurs that would have a material adverse effect on the Series 20[●]-[●] noteholders;
•	the failure to pay the Series 20[●]-[●] notes in full on the expected final payment date;
•	the occurrence of an event of default and acceleration of the Series 20[●]-[●] notes;
•	the (i) failure on the part of the transferor to make any payment or deposit required to be made by it by the terms of the transfer agreement on or before the date occurring five Business Days after the date such payment or deposit is required to be made therein or (ii) failure of the transferor duly to observe or perform in any material respect any of its respective covenants or agreements set forth in the transfer agreement, which failure has a material adverse effect on the Series 20[●]-[●] noteholders and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, will have been given to the transferor by the indenture trustee, or to the transferor and the indenture trustee by any noteholder of the Series 20[●]-[●] notes;
•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act;
•	the occurrence of a bankruptcy or insolvency event with respect to the transferor;
•	the occurrence of a bankruptcy or insolvency event with respect to BBD; or
•	BBD becomes unable for any reason to transfer Receivables to the transferor or the transferor becomes unable for any reason to transfer Receivables to the issuing entity.

Subordination of Interest and Principal

The Class B notes are subordinated to the Class A notes. Interest payments will be made on the Class A notes before they are made on the Class B notes. Except in the case of a mandatory early redemption event as described under “– Redemption and Early Amortization of The Notes” above, principal payments on the Class B notes will not begin until the Class A notes have been paid in full. If the Series Allocation Amount is reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, the principal

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of and interest on the Class B notes may not be paid in full. If there is a sale of assets in the issuing entity (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the Series Legal Maturity Date, as described in “Deposit and Application of Funds – Sale of Assets”, the net proceeds of that sale which are available to pay principal of and interest on the Series 20[●]-[●] notes will be paid first to the Class A notes before any remaining net proceeds will be available for payments due to the Class B notes.

Issuing Entity Assets and Accounts

The Assets of the Issuing Entity

As of the date of this prospectus, the issuing entity’s primary assets are receivables arising in designated credit card accounts owned by BBD and funds on deposit in the issuing entity accounts.

The sole source of payment for the principal of and interest on the Series 20[●]-[●] notes is provided by:

•	the portion of Principal Collections and Finance Charge Collections allocated to Series 20[●]-[●] (see “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee”);
•	Series 20[●]-[●]’s allocable share of funds on deposit in the Collection Account and the Excess Funding Account; and
•	funds on deposit in the Principal Funding Account, the Accumulation Reserve Account and the Distribution Account established for Series 20[●]-[●].

The Series 20[●]-[●] noteholders will have no recourse to any other assets of the issuing entity (other than Shared Excess Available Finance Charge Collections, if any, from other series in Shared Excess Available Finance Charge Collections Group [●] and Shared Excess Available Principal Collections, if any, from other series in Shared Excess Available Principal Collections Group [●]), or recourse to any other person or entity for payment of principal of and interest on the Series 20[●]-[●] notes.

The Issuing Entity Accounts

For a description of the issuing entity accounts established for the benefit of all series of notes, including the Collection Account and the Excess Funding Account, see “Sources of Funds to Pay the Notes”.

In connection with Series 20[●]-[●], the issuing entity will establish a Principal Funding Account, an Accumulation Reserve Account and a Distribution Account for the benefit of the Series 20[●]-[●] noteholders.

Principal Funding Account

The issuing entity will establish a Principal Funding Account into which Series Available Principal Collections and Shared Excess Available Principal Collections, if any, allocated from other series of notes, will be deposited during the Controlled Accumulation Period. Those Principal Collections will be used to make payments on principal of the Series 20[●]-[●] notes on the expected final payment date, or, if earlier, the first Payment Date in the Early Amortization Period. For a discussion of the timing and amount of principal to be deposited into the Principal Funding Account, see “– Principal Payments”.

Accumulation Reserve Account

The issuing entity will establish an Accumulation Reserve Account to cover shortfalls in investment earnings on amounts on deposit in the Principal Funding Account.

If more than one deposit is required to be deposited into the Principal Funding Account to pay the principal of the Series 20[●]-[●] notes on the expected final payment date, the amount required to be deposited into the Accumulation

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Reserve Account for the Series 20[●]-[●] notes will be [●]% of the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes, or such other amount designated by the issuing entity. Otherwise, the required amount to be deposited into the Accumulation Reserve Account for the Series 20[●]-[●] notes is zero. See “Deposit and Application of Funds – Deposits to the Accumulation Reserve Account”.

Distribution Account

The issuing entity will establish or cause to be established, a Distribution Account into which funds due to the Class A noteholders [and the Class B noteholders] will be deposited on each Note Transfer Date.

[Derivative Agreement]

[The issuing entity will enter into a derivative agreement in the form of [a currency swap,] [an interest rate swap,] [a cap (obligating a derivative counterparty to make payments if a reference rate is greater than a specified rate),] [a floor (obligating a derivative counterparty to make payments if a reference rate is less than a specified rate),] [or] [a collar (obligating a derivative counterparty to make payments if a reference rate is greater than a specified rate and entitling the derivative counterparty to receive payments if the same reference rate is less than a lower specified rate)]to serve as an additional source to pay [principal of or interest on] the Series 20[●]-[●] notes.]

Issuances of New Series and Classes of Notes

The issuing entity may issue a new series or class of notes or issue additional notes of an existing series or class only if the conditions of issuance are met (or waived as described below). Satisfaction of these conditions do not require independent verification. These conditions include:

•	on or prior to the fifth Business Day before the new issuance is to occur, the issuing entity gives the indenture trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes, notice of the new issuance;
•	on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes a certificate to the effect that:
°	the issuing entity reasonably believes that the new issuance will not (i) cause an early amortization event or event of default with respect to any series or class of notes then outstanding, (ii) materially adversely affect the amount or timing of payments to be made to noteholders of any series or class of notes or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes;
°	all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the new notes;
°	the form and terms of the new notes have been established in conformity with the provisions of the indenture; and
°	the issuing entity will have satisfied such other matters as the indenture trustee may reasonably request.
•	on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes an officer’s certificate of an authorized officer of the issuing entity to the effect that all laws and requirements with respect to the execution and delivery by the issuing entity of the new notes have been complied with, the issuing entity has the trust power and authority to issue the new notes, and the new notes have been duly authorized and delivered by the issuing entity, and, assuming due authentication and delivery by the indenture trustee, constitute legal, valid and binding obligations of the issuing entity enforceable in
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accordance with their terms, subject to certain limitations and conditions, and are entitled to the benefits of the indenture equally and ratably with all other notes outstanding, if any, subject to the terms of the indenture and each related indenture supplement;

•	on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes an Issuer Tax Opinion;
•	on or prior to the date that the new issuance is to occur, the Note Rating Agency Condition is satisfied;
•	as of the date that the new issuance is to occur, (i) the Pool Balance after giving effect to the new issuance is equal to or greater than the Required Pool Balance after giving effect to the new issuance and (ii) the Transferor Amount after giving effect to the new issuance is equal to or greater than the Required Transferor Amount after giving effect to the new issuance;
•	on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee an indenture supplement relating to the applicable series or class of notes;
•	in the case of bearer notes described in section 163(f)(2)(A) of the Internal Revenue Code, if such notes are not in registered form (including by reason of a book entry system described in section 163(f)(3)), such notes will be described in section 4701(b)(1)(B) of the Internal Revenue Code and such section will apply to such notes; and
•	in the case of foreign currency notes, the issuing entity will have appointed one or more paying agents in the appropriate countries.

If the Note Rating Agency Condition has been satisfied, then any or all of the conditions described above may be waived or modified (other than the delivery of certain tax opinions, as described in the fourth bullet point above).

The issuing entity and the indenture trustee are not required to provide prior notice to, permit any prior review by or obtain the consent of, any noteholder of any outstanding series or class to issue any additional series or classes of notes or any additional notes of any outstanding series or class of notes.

The issuing entity may from time to time, without notice to or the consent of, the registered holders of a series or class of notes, create and issue additional notes equal in rank to the series or class of notes in all respects – or in all respects except for the payment of interest accruing prior to the issuance date of the further series or class of notes or the first payment of interest following the issuance date of the further series or class of notes. In addition, the transferor may retain notes of a series or class upon initial issuance or upon a reopening of a series or class of notes and may sell them on a subsequent date.

There are no restrictions on the timing or amount of any issuance of additional notes of an outstanding series or class of notes, so long as the conditions described above are met or waived. As of the date of any issuance of additional notes of an outstanding series or class of notes, the Stated Principal Amount, Outstanding Dollar Principal Amount and Allocation Amount of that class will be increased to reflect the principal amount of the additional notes. If the additional notes are part of a series or class of notes that has the benefit of a derivative agreement, the issuing entity will enter into a derivative agreement for the benefit of the additional notes. In addition, if the additional notes are part of a series or class of notes that has the benefit of any supplemental credit enhancement agreement or any supplemental liquidity agreement, the issuing entity will enter into a similar supplemental credit enhancement agreement or supplemental liquidity agreement, as applicable, for the benefit of the additional notes.

When issued, the additional notes of a series or class will be equally and ratably entitled to the benefits of the indenture and the related indenture supplement as applicable to the previously issued notes of such series or class without preference, priority or distinction.

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Payments on Notes; Paying Agent

The notes offered by this prospectus will be delivered in book-entry form and payments of principal of and interest on the notes will be made in U.S. dollars as described under “– Book-Entry Notes” unless the Stated Principal Amount of the notes is denominated in a foreign currency.

The issuing entity, the indenture trustee and any agent of the issuing entity or the indenture trustee will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to (i) the registered holder of the note at the close of business on the record date established for the related Payment Date and (ii) the bearer of a note in bearer form upon presentation of that bearer note on the related Payment Date.

The issuing entity has designated the corporate trust office of U.S. Bank Trust Company, National Association, as indenture trustee, in St. Paul, Minnesota as its paying agent for the notes of each series. The issuing entity will identify any other entities appointed to serve as paying agents on a series or class of notes in the prospectus or information memorandum. The issuing entity may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuing entity will be required to maintain an office, agency or paying agent in each place of payment for a series or class of notes.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be paid to the issuing entity. After funds are paid to the issuing entity, the holder of that note, as an unsecured general creditor, may look only to the issuing entity for payment of that principal or interest.

Denominations

The notes offered by this prospectus will be issued in denominations of $[100,000] and multiples of $[1,000] in excess of that amount.

Record Date

The record date for payment of the notes offered by this prospectus will be the last day of the calendar month immediately preceding the related Payment Date.

Governing Law

The laws of the State of New York will govern the notes and the indenture.

Form, Exchange and Registration and Transfer of Notes

The notes offered by this prospectus will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a book-entry note. For a description of the special provisions that apply to book-entry notes, see “– Book-Entry Notes”.

A holder of notes may exchange those notes for other notes of the same class of any authorized denominations and of the same aggregate Stated Principal Amount, expected final payment date and Series Legal Maturity Date, and of like terms.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Unless otherwise provided in the note to be transferred or exchanged, holders of notes will not be charged any service charge for the

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exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes or other governmental charges described in the indenture (and any supplement thereto) before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity has appointed U.S. Bank Trust Company, National Association, as indenture trustee, as the note registrar and transfer agent for the notes. The issuing entity also may at any time designate additional transfer agents for any series or class of notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for a series or class of notes.

The prospectus may state that application will be made to list the related series or class of notes on the Luxembourg Stock Exchange or another exchange.

Book-Entry Notes

The notes offered by this prospectus will be delivered in book-entry form. This means that, except under the limited circumstances described under “– Definitive Notes”, purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all of the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be held by a securities depository named The Depository Trust Company and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system – such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee – or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream, Luxembourg, or through Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Because DTC will be the only registered owner of the global notes, Clearstream, Luxembourg and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

•	the ownership interests of its participants, including the U.S. depositories; and
•	all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

•	the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and
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•	all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom”.

The issuing entity, the indenture trustee and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC’s records or any participant’s records relating to book-entry notes. The issuing entity, the indenture trustee and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until Definitive Notes are issued to the beneficial owners as described under “– Definitive Notes”, all references to “holders” of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or securities registrar may treat DTC as the absolute owner of the notes for all purposes.

Beneficial owners of book-entry notes should realize that the issuing entity will make all distributions of principal of and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture (and any supplement thereto), each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream, Luxembourg or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuing entity that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Beneficial owners of book-entry notes should also realize that book-entry notes may be more difficult to pledge because of the lack of a physical note. A beneficial owner may also experience delays in receiving distributions on his or her notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a “banking institution” within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act. DTC was created to hold securities deposited by its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is indirectly owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Clearstream, Luxembourg

Clearstream, Luxembourg is registered as a bank in Luxembourg and is regulated by the Banque Centrale du Luxembourg, the Luxembourg Central Bank, which supervises Luxembourg banks. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream, Luxembourg provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

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Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream, Luxembourg has established an electronic bridge with Euroclear in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear. Clearstream, Luxembourg currently accepts over 110,000 securities issues on its books.

Clearstream, Luxembourg’s customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream, Luxembourg has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an accountholder of Clearstream, Luxembourg.

Euroclear System

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear operator is Euroclear Bank S.A./N.V. The Euroclear operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. The Euroclear operator establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (the “Terms and Conditions”). These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream, Luxembourg and Euroclear has been provided for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing agent’s paying agent, U.S. Bank Trust Company, National Association, as indenture trustee, at the office of the paying agent in St. Paul, Minnesota that the issuing entity designates for that purpose.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants’ respective beneficial interests in the Stated Principal Amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

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Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event Definitive Notes are issued, distributions of principal of and interest on Definitive Notes will be made directly to the holders of the Definitive Notes in whose names the Definitive Notes were registered at the close of business on the related record date.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the Business Day following a DTC settlement date. The credits to or any transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participants on that Business Day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the Business Day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for physical form or Definitive Notes registered in their name only if:

•	DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered “clearing agency” and the issuing entity is unable to find a qualified replacement for DTC;
•	the issuing entity, in its sole discretion, elects to terminate its participation in the book-entry system through DTC; or
•	any event of default has occurred with respect to those book-entry notes and beneficial owners evidencing more than 50% of the unpaid Outstanding Dollar Principal Amount of the notes of the related series or class advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.
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If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the Definitive Notes are available. The appropriate global note will then be exchangeable in whole for Definitive Notes in registered form of like tenor and of an equal aggregate Stated Principal Amount, in specified denominations. Definitive Notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the Definitive Notes will be recognized as the “holders” of the notes under the indenture (and any supplement thereto).

Replacement of Notes

The issuing entity will replace at the expense of the holder any mutilated note upon surrender of that note to the indenture trustee. The issuing entity will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss or theft of those notes satisfactory to the issuing entity and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuing entity and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuing entity before a replacement note will be issued, and the issuing entity may require the payment of a sum sufficient to cover any tax or other governmental charge, and any other expenses (including the fees and expenses of the indenture trustee) in connection with the issuance of a replacement note.

Deposit and Application of Funds

The Series 20[●]-[●] indenture supplement specifies how Series Available Finance Charge Collections, Series Available Principal Collections and other amounts allocated to the Series 20[●]-[●] notes will be deposited into the issuing entity accounts established for the Series 20[●]-[●] notes to provide for the payment of interest on and principal of Series 20[●]-[●] notes as payments become due. The following sections summarize those provisions.

Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee

Pursuant to the indenture, the indenture trustee at the direction of the servicer, will on each day on which collections are deposited into the Collection Account, allocate the Finance Charge Collections and Principal Collections between the interests of the holders of the various series of notes and the Transferor’s Interest. In addition, on or prior to each Note Transfer Date, the indenture trustee at the direction of the servicer will (i) allocate the monthly servicing fee among the interests of the holders of the various series of notes and the Transferor’s Interest and (ii) allocate the Default Amount among the interests of the holders of the various series of notes and the Transferor’s Interest.

The servicer’s compliance with its obligations under the servicing agreement will be independently verified as described under “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Evidence as to Compliance”.

With respect to each date collections are deposited into the Collection Account, the indenture trustee will, at the direction of the servicer (without independent verification of its authority), allocate the Finance Charge Collections to the Series 20[●]-[●] notes in an amount equal to the product of:

•	the Series Floating Allocation Percentage; and
•	the amount of Finance Charge Collections deposited into the Collection Account.

The Finance Charge Collections allocated to Series 20[●]-[●] as described above are referred to in this prospectus as “Series Finance Charge Collections”. This may include any Reallocated Principal Collections.

In addition, with respect to each date collections are deposited into the Collection Account, the indenture trustee will, at the direction of the servicer (without independent verification of its authority), allocate the Principal Collections to the Series 20[●]-[●] notes in an amount equal to the product of:

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•	the Series Principal Allocation Percentage; and
•	the amount of Principal Collections deposited into the Collection Account.

On or prior to each Note Transfer Date, the indenture trustee will, at the direction of the servicer (without independent verification of its authority), allocate to Series 20[●]-[●] a portion of the Servicing Fee in an amount equal to the product of:

•	the average of the Series Floating Allocation Percentages for all days during such Monthly Period; and
•	the Servicing Fee for the related Monthly Period.

With respect to each day during a Monthly Period, the indenture trustee will, at the direction of the servicer (without independent verification of its authority), allocate to Series 20[●]-[●] a portion of the Default Amount in an amount equal to the product of:

•	the Series Floating Allocation Percentage for such day; and
•	the portion of the Default Amount attributable to Receivables that became Defaulted Receivables on such day.

The Principal Collections, Default Amount and Servicing Fee allocated to Series 20[●]-[●] described above are referred to in this prospectus as “Series Principal Collections”, the “Series Default Amount” and the “Series Servicing Fee”, respectively.

For a detailed description of the percentage used in allocating Finance Charge Collections, the Default Amount and the Servicing Fee to the Series 20[●]-[●] notes, see the definition of “Series Floating Allocation Percentage” in the “Glossary of Defined Terms”. For a detailed description of the percentage used in allocating Principal Collections to the Series 20[●]-[●] notes, see the definition of “Series Principal Allocation Percentage” in the “Glossary of Defined Terms”.

With respect to each series or class of notes, upon a sale of assets in the issuing entity following (i) an event of default and acceleration or (ii) the legal maturity date, as described “– Sale of Assets”, the Allocation Amount will be reduced to zero. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to that series or class of notes.

The indenture trustee, at the direction of the servicer, will allocate and pay to the holder of the Transferor Interest, the Transferor Percentage of Finance Charge Collections and Principal Collections and will allocate the Transferor Percentage of the Default Amount to the Transferor Interest. The indenture trustee will, at the beginning of each Monthly Period, withhold from the Transferor Percentage of Finance Charge Collections the Transferor Percentage of the servicing fee and pay such amount to the servicer on the related Payment Date. If the Transferor Amount is, or as a result of the allocation and payment would become, less than the Required Transferor Amount or if the Pool Balance is, or as a result of the allocation and payment would become, less than the Required Pool Balance, Principal Collections will be deposited into the Excess Funding Account before being paid to the holder of the Transferor Interest.

[In the case of a series of notes having more than one class, Principal Collections, Finance Charge Collections, the Default Amount and the servicing fee allocated to that series of notes may be further allocated and applied, as applicable, to each class of notes in the manner and order of priority described in the prospectus for such series.]

[Additional amounts may be allocated to a series or class of notes if the noteholders of that series or class have the benefit of a derivative agreement, a supplemental credit enhancement agreement or a supplemental liquidity agreement. The specific terms of a derivative agreement, supplemental credit enhancement agreement or supplemental liquidity agreement, including how any payments made pursuant to any of these agreements will be applied, will be included in the prospectus for any series or class of notes that has the benefit of those agreements.]

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Release of Principal Collections

Principal Collections allocated to the Series 20[●]-[●] notes as provided in the Series 20[●]-[●] indenture supplement and on deposit in the Collection Account with respect to each Monthly Period may, upon request made by the servicer on behalf of the transferor to the indenture trustee, on any date, subject to the restrictions set forth in the Series 20[●]-[●] indenture supplement, be released from the Collection Account (i) to the transferor free and clear of the lien of the indenture to be used solely for the purpose of purchasing receivables or (ii) applied to pay optional amortization amounts for other series; provided, however, that such release and transfer is subject to the following limitations:

•	no Principal Collections may be released if an early amortization event has occurred and is continuing for one or more series of notes in Shared Excess Available Principal Collections Group [●];
•	on each date of transfer only the excess of (a) the amount of Principal Collections allocated to the Series 20[●]-[●] Notes under the Series 20[●]-[●] indenture supplement on a daily basis, over (b) an amount equal to the product of (i) the amount of Principal Collections allocated to the Series 20[●]-[●] Notes under the Series 20[●]-[●] indenture supplement on a daily basis, and (ii) a fraction, the numerator of which is the Class B stated principal amount and the denominator of which is the Series 20[●]-[●] stated principal amount, may be released; and
•	if one or more series of notes in Shared Excess Available Principal Collections Group [●] is in a period in which Principal Collections are required to be deposited into an accumulation account or paid to noteholders of such series (excluding any optional amortization amounts), no Principal Collection for such Monthly Period may be released if the amount of Principal Collections remaining in the Collection Account for such Monthly Period allocable to Shared Excess Available Principal Collections Group [●] would be less than the sum of the required principal deposits and payments (excluding any optional amortization amounts for such series) with respect to the Payment Date for the related Monthly Period for all series of notes in Shared Excess Available Principal Collections Group [●] in amortization periods for which deposits or payments are required.

Payments of Interest, Fees and Other Items

On each Payment Date the Series Finance Charge Collections along with certain other amounts described in the definition of “Series Available Finance Charge Collections” in the “Glossary of Defined Terms” will be applied by the indenture trustee in the following order and priority:

•	first, an amount equal to the Class A Monthly Interest plus Class A Additional Interest due for the related Payment Date and past due for any prior Payment Dates, will be withdrawn from the Collection Account on the Note Transfer Date and deposited into the Distribution Account to be held in the Distribution Account and paid to the Class A noteholders on that Payment Date;
•	second, an amount equal to the Series Servicing Fee due for such Payment Date and past due for any prior Payment Date, will be paid to the servicer;
•	third, an amount equal to the Class B Monthly Interest plus Class B Additional Interest due for the related Payment Date and past due for any prior Payment Dates, will be paid to the Class B noteholders on that Payment Date;
•	fourth, an amount equal to the Series Default Amount for such Payment Date will be treated as Series Available Principal Collections;
•	fifth, an amount equal to the unreimbursed reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past amounts due thereon will be treated as Series Available Principal Collections;
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•	sixth, to make deposits, if any are required, to the Accumulation Reserve Account;
•	seventh, following an event of default and acceleration of the Series 20[●]-[●] notes, the balance, if any, up to the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes less the amount of Series Available Principal Collections (less any amount released from the Collection Account pursuant to the Series 20[●]-[●] indenture supplement and used to purchase receivables) on deposit in the Collection Account allocated to Series 20[●]-[●] on that Payment Date will be treated as Series Available Principal Collections;
•	eighth, the balance will be treated as Shared Excess Available Finance Charge Collections and will be available to cover any shortfalls in Finance Charge Collections allocated to other series in Shared Excess Available Finance Charge Collections Group [●], if applicable; and
•	ninth, to make payments of other obligations of the issuing entity under any of the transaction documents, if applicable; and the remaining amount will be paid to the holder of the Transferor Interest.

[If applicable, payments to the derivative counterparty to be inserted pursuant to the derivative agreement.]

If Series Available Finance Charge Collections are not sufficient to make all required payments and applications as described above, Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, may be available to make such required payments. Shared Excess Available Finance Charge Collections allocated to the Series 20[●]-[●] notes will be applied in the same manner and priority as Series Available Finance Charge Collections described above. While any series of notes may be included in Shared Excess Available Finance Charge Collections Group [●], there can be no assurance that additional series will be included in Shared Excess Available Finance Charge Collections Group [●] or that there will be any Shared Excess Available Finance Charge Collections. See “– Shared Excess Available Finance Charge Collections”.

Reductions in the Series Allocation Amount Due to Charge-Offs and Reallocated Principal Collections

The Series Default Amount represents Series 20[●]-[●]’s share of losses from the Trust Portfolio. Prior to each Payment Date, the servicer will calculate the Series Default Amount, if any, for the prior Monthly Period. If the Series Default Amount exceeds the amount of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, then the Series Allocation Amount will be reduced by the excess. This excess is referred to as a “charge-off”.

On each Payment Date, if the sum of Class A Monthly Interest, the Series Servicing Fee and past due amounts thereon cannot be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, then Reallocated Principal Collections will be used to pay these amounts and the Series Allocation Amount will be reduced accordingly. However, with respect to Class A Monthly Interest, the Series Servicing Fee and past due amounts thereon, the amount of these Reallocated Principal Collections cannot exceed the Class B stated principal amount, minus any reductions due to charge-offs resulting from any uncovered series default amount and due to Reallocated Principal Collections previously used to pay such shortfalls and which have not been reimbursed.

In no event will the Series Allocation Amount be reduced below zero. Reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections may be reimbursed from subsequent Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, available to fund this amount. A reduction in the Series Allocation Amount will reduce the allocation of Finance Charge Collections and Principal Collections to Series 20[●]-[●]. If the Series Allocation Amount is reduced to zero, Series 20[●]-[●] will not receive any further allocations of Finance Charge Collections and Principal Collections.

Payments of Principal

The indenture trustee will apply Series Available Principal Collections in the following order and priority:

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•	first, on each Payment Date with respect to the revolving period, all Series Available Principal Collections, less any amount released from the Collection Account pursuant to the Series 20[●]-[●] indenture supplement and used to purchase receivables, will be treated as Shared Excess Available Principal Collections and applied as described in “– Shared Excess Available Principal Collections”; and
•	second, with respect to the Controlled Accumulation Period or the Early Amortization Period, an amount equal to the Series Available Principal Collections, less any amount released from the Collection Account pursuant to the Series 20[●]-[●] indenture supplement and used to purchase receivables, will be distributed or deposited on the following dates and in the following order of priority:
°	during the Controlled Accumulation Period, and prior to the payment in full of the Class A notes and the Class B notes, an amount equal to the Series Monthly Principal for each Payment Date will be deposited in the Principal Funding Account on such Payment Date; provided, however, that with respect to the calendar month in which the Expected Final Payment Date occurs, such deposit will be made on the applicable Note Transfer Date;
°	during the Early Amortization Period, on each Note Payment Date an amount equal to the lesser of (i) the Series Monthly Principal for the related Payment Date and (ii) the Class A Stated Principal Amount, will be deposited into the Distribution Account and on the related Payment Date will be paid to the Class A noteholders until the Class A notes have been paid in full;
°	during the Early Amortization Period, on each Payment Date, after giving effect to the deposit on the related Note Transfer Date referred to in the immediately preceding paragraph, an amount equal to the Series Monthly Principal for such Payment Date remaining, if any, will be paid to the Class B noteholders until the Class B notes have been paid in full; and
°	on each Payment Date during the Controlled Accumulation Period and the Early Amortization Period, the balance of Series Available Principal Collections not applied as described above will be treated as Shared Excess Available Principal Collections and applied as described in “– Shared Excess Available Principal Collections”.

On the earlier to occur of the Note Transfer Date relating to (i) the first Payment Date with respect to the Early Amortization Period and (ii) the expected final payment date, the indenture trustee will withdraw from the Principal Funding Account and deposit into the Distribution Account from Series Available Principal Collections an amount up to the Class A Stated Principal Amount and will apply such funds to the Class A noteholders until the Class A notes have been paid in full. After giving effect to the immediately preceding sentence, on the earlier to occur of (i) the first Payment Date with respect to the Early Amortization Period and (ii) the expected final payment date, the indenture trustee will withdraw from the Principal Funding Account and apply the remaining Series Available Collections to the Class B noteholders until the Class B notes have been paid in full.

Limit on Allocations of Series Available Principal Collections and Series Available Finance Charge Collections

The Series 20[●]-[●] notes will be allocated Series Principal Collections and Series Finance Charge Collections solely to the extent of the Series Allocation Amount. Therefore, if the Series Allocation Amount has been reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, the Series 20[●]-[●] notes will not be allocated Principal Collections or Finance Charge Collections to the extent of such reductions. However, any funds in the Principal Funding Account, the Accumulation Reserve Account or the Distribution Account will still be available to pay principal of and interest on the Series 20[●]-[●] notes. Moreover, it is possible for the Series Allocation Amount to be increased by subsequent allocations of Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes. However, there are no assurances that there will be any Series Available Finance Charge Collections or Shared Excess Available Finance Charge Collections available to increase the Series Allocation Amount.

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Sale of Assets

Assets in the issuing entity may be sold (i) following an event of default and acceleration of the Series 20[●]-[●] notes and (ii) on the Series Legal Maturity Date. See “The Indenture – Events of Default”.

If an event of default occurs and the Series 20[●]-[●] notes are accelerated before the Series Legal Maturity Date, the issuing entity may sell assets if the conditions described in “The Indenture – Events of Default” and “– Events of Default Remedies” are satisfied. This sale will take place at the option of the indenture trustee or at the direction of the holders of more than 66⅔% of the aggregate Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes. However, a sale will only be permitted if at least one of the following conditions is met:

•	the holders of 90% of the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes consent;
•	the net proceeds of such sale, plus amounts on deposit in the issuing entity accounts would be sufficient to pay all amounts due on the Series 20[●]-[●] notes; or
•	the indenture trustee determines that the funds to be allocated to the Series 20[●]-[●] notes, including (i) Series Available Finance Charge Collections and Series Available Principal Collections and (ii) amounts on deposit in the issuing entity accounts may not be sufficient on an ongoing basis to make all payments on the Series 20[●]-[●] notes as such payments would have become due if such obligations had not been declared due and payable, and holders of more than 66⅔% of the aggregate Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes consent to the sale.

If the Series Allocation Amount is greater than zero on the Series Legal Maturity Date, after giving effect to any allocations, deposits and payments to be made on such date, the sale of assets in the issuing entity will take place.

The principal amount of assets designated for sale will be an amount not to exceed the Series Allocation Amount as of the close of business on the day preceding such sale, plus any related Finance Charge Receivables. Proceeds from such a sale will be paid in the following priority: first, to (i) pay all compensation owed to the indenture trustee for services rendered in connection with the indenture (and any supplement thereto) and (ii) pay all indemnification amounts owed to the owner trustee in connection with the trust agreement, provided, that with respect to this clause (ii) such amounts will not exceed $100,000, second, to the Class A noteholders, until the Stated Principal Amount of the Class A notes and all current and past due Class A Monthly Interest and Class A Additional Interest has been paid in full, third, to the Class B noteholders, until the Stated Principal Amount of the Class B notes and all current and past due Class B Monthly Interest and Class B Additional Interest has been paid in full, and fourth, to pay any remaining amounts to the issuing entity.

The Series Allocation Amount will be reduced to zero upon such sale even if the proceeds of that sale and amounts on deposit in the issuing entity accounts for the Series 20[●]-[●] notes are not enough to pay all remaining amounts due on the Series 20[●]-[●] notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to Series 20[●]-[●]. Noteholders will receive the proceeds of the sale, but no more than the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes, plus all accrued, unpaid and additional interest. The Series 20[●]-[●] notes will no longer be outstanding under the indenture or any supplement thereto once the sale of assets has been directed at the option of the indenture trustee or at the direction of the noteholders.

After giving effect to a sale of assets for the Series 20[●]-[●] notes, the amount of proceeds on deposit in the Principal Funding Account or (without duplication) the Distribution Account may be less than the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes. This deficiency can arise because of unreimbursed reductions in the Series Allocation Amount or if the sale price for the assets was less than the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes. These types of deficiencies will not be reimbursed. See “Risk Factors – Transaction Structure Risks – Allocations of default amounts on principal receivables could result in a reduction in payment on your notes – If an event of default occurs, your remedy options are limited and you may not receive full payment of principal and accrued interest”.

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Deposits to the Accumulation Reserve Account

If the Controlled Accumulation Period is more than one month, deposits will be required to be made into the Accumulation Reserve Account commencing at a minimum of three months prior to the beginning of the Controlled Accumulation Period. The deposits to the Accumulation Reserve Account may, however, be required to commence as much as 12 months prior to the beginning of the Controlled Accumulation Period based upon the Quarterly Excess Spread Percentage in effect. If the Quarterly Excess Spread Percentage is greater than or equal to [4]%, then deposits will be required commencing 3 months before the Controlled Accumulation Period begins, if the Quarterly Excess Spread Percentage is less than [4]% but greater than or equal to [3]%, then deposits will be required commencing 4 months before the Controlled Accumulation Period begins, if the Quarterly Excess Spread Percentage is less than [3]% but greater than or equal to [2]%, then deposits will be required commencing 6 months before the Controlled Accumulation Period begins and if the Quarterly Excess Spread Percentage is less than [2]%, then deposits will be required commencing 12 months before the Controlled Accumulation Period begins. The required Accumulation Reserve Account amount for any payment date means an amount equal to [0.50]% of the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes as of the Record Date for that Payment Date. The Accumulation Reserve Account will be funded from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any as described above in “– Payments of Interest, Fees and Other Items”.

Withdrawals from the Accumulation Reserve Account

Withdrawals will be made from the Accumulation Reserve Account, but in no event more than the amount on deposit in the Accumulation Reserve Account, in the following order:

•	Interest. On each Note Transfer Date of the related Monthly Period with respect to the Controlled Accumulation Period, the servicer will calculate the Accumulation Reserve Draw Amount and such amount will be withdrawn from the Accumulation Reserve Account and deposited into the Collection Account and applied as Series Available Finance Charge Collections for such Payment Date. The Accumulation Reserve Draw Amount means the excess, if any, of the Covered Amount for such Payment Date over the investment proceeds on the Principal Funding Account for such Payment Date. The term “Covered Amount” generally means the amount of interest which would accrue on the amounts in the Principal Funding Account if such amount, not to exceed the Outstanding Dollar Principal Amount of the Class A notes, accrued interest at the Class A interest rate and the balance accrued interest at the Class B interest rate.
•	Withdrawals of Excess Amounts. If on any Payment Date, the amount on deposit in the Accumulation Reserve Account after giving effect to all deposits and withdrawals from the Accumulation Reserve Account exceeds the amount required to be on deposit, the amount of such excess will be withdrawn from the Accumulation Reserve Account and paid to the owner trustee for distribution pursuant to the trust agreement. Upon the earliest to occur of (i) the day on which the Series Allocation Amount is reduced to zero, (ii) the first Payment Date with respect to an Early Amortization Period, (iii) the expected final payment date, and (iv) the termination of the issuing entity pursuant to the trust agreement, the indenture trustee (acting in accordance with the instructions of the servicer) after the prior payment of all amounts owing to the Series 20[●]-[●] noteholders which are payable from the Accumulation Reserve Account as provided in this “– Withdrawals from the Accumulation Reserve Account”, will withdraw from the Accumulation Reserve Account and pay to the holders of the Transferor Interest all amounts available in the Accumulation Reserve Account.

Final Payment of the Notes

Series 20[●]-[●] noteholders are entitled to payment of principal in an amount equal to the Stated Principal Amount of their notes. However, Series Available Principal Collections will be allocated to pay principal on the Series 20[●]-[●] notes only up to the Series Allocation Amount, which will be reduced due to charge-offs resulting from any uncovered Series Default Amount or due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon. In addition, if there is a sale of assets (i) following an event of default and acceleration of the Series 20[●]-[●] notes or (ii) on the Series Legal Maturity Date, as described in “– Sale of Assets”, the amount of assets sold will not exceed the Series Allocation Amount as of the close of business on the day preceding such sale, plus any related Finance Charge Receivables. If

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the Series Allocation Amount has been reduced, Series 20[●]-[●] noteholders will receive full payment of principal and interest only to the extent proceeds from the sale of assets and amounts which have been previously deposited into the issuing entity accounts for the Series 20[●]-[●] notes are sufficient to pay the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes, and accrued interest thereon.

Any class of Series 20[●]-[●] notes will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

•	the date of payment in full of the Stated Principal Amount of, and all accrued, past due and additional interest on, that class of notes;
•	the date on which a sale of assets in the issuing entity has taken place with respect to Series 20[●]-[●], as described in “– Sale of Assets”; and
•	the Series Legal Maturity Date,

in each case after giving effect to all deposits, allocations, reimbursements, reallocations, sales of assets and payments to be made on such date.

Groups

A series of notes may be included in one or more groups of series that share Principal Collections and/or Finance Charge Collections.

Shared Excess Available Finance Charge Collections

Series 20[●]-[●] is included in a group of series designated as Shared Excess Available Finance Charge Collections Group [●]. Series Available Finance Charge Collections in excess of the amount required to make all required deposits and payments for Series 20[●]-[●] will be made available to other series included in Shared Excess Available Finance Charge Collections Group [●] whose allocation of Finance Charge Collections is not sufficient to make its required deposits and payments. If Series Available Finance Charge Collections are insufficient to make all required deposits and payments, Series 20[●]-[●] will have access to Shared Excess Available Finance Charge Collections, if any, from other series of notes in Shared Excess Available Finance Charge Collections Group [●]. Shared Excess Available Finance Charge Collections allocated to Series 20[●]-[●] will be allocated in the same manner and priority as Series Available Finance Charge Collections as described in “– Payments of Interest, Fees and Other Items”.

Shared Excess Available Finance Charge Collections will be allocated to cover shortfalls in Finance Charge Collections allocated to other series of notes in Shared Excess Available Finance Charge Collections Group [●], if any. If these shortfalls exceed Shared Excess Available Finance Charge Collections for any Monthly Period, Shared Excess Available Finance Charge Collections will be allocated pro rata among the applicable series of notes in Shared Excess Available Finance Charge Collections Group [●] based on the relative amounts of those shortfalls. Shared Excess Available Finance Charge Collections not needed to cover shortfalls and not required to be deposited in the Excess Funding Account will be paid to the holder of the Transferor Interest.

Shared Excess Available Finance Charge Collections will not be available for application by other series of notes that are not included in Shared Excess Available Finance Charge Collections Group [●].

While any series of notes may be included in Shared Excess Available Finance Charge Collections Group [●], there can be no assurance that additional series will be included in Shared Excess Available Finance Charge Collections Group [●] or that there will be any Shared Excess Available Finance Charge Collections for any Monthly Period.

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Shared Excess Available Principal Collections

Series 20[●]-[●] is included in a group of series designated as Shared Excess Available Principal Collections Group [●]. Series Available Principal Collections for any Monthly Period will first be used to cover, during the Controlled Accumulation Period, deposits to the Principal Funding Account, and during the Early Amortization Period, payments to the Series 20[●]-[●] noteholders. Any remaining Series Available Principal Collections for such Monthly Period will be made available to other series included in Shared Excess Available Principal Collections Group [●] whose allocation of Principal Collections is not sufficient to make its required principal deposits and principal payments. If Series Available Principal Collections are not sufficient to make all required principal deposits and principal payments, Series 20[●]-[●] will have access to Shared Excess Available Principal Collections, if any, allocated from other series of notes. Shared Excess Available Principal Collections allocated to Series 20[●]-[●] will be allocated in the same manner and priority as Series Available Principal Collections as described in “– Payments of Principal”.

Shared Excess Available Principal Collections will be allocated to cover shortfalls in Principal Collections allocated to other series of notes in Shared Excess Available Principal Collections Group [●], if any. If these shortfalls exceed Shared Excess Available Principal Collections for any Monthly Period, Shared Excess Available Principal Collections will be allocated pro rata among the applicable series of notes in Shared Excess Available Principal Collections Group [●] based on the relative amounts of those shortfalls. Shared Excess Available Principal Collections not needed to cover shortfalls will be paid to the holder of the Transferor Interest; provided, that: (i) such Shared Excess Available Principal Collections will be distributed to the holder of the Transferor Interest only to the extent that the Transferor Amount is equal to or greater than the Required Transferor Amount and the Pool Balance is equal to or greater than the Required Pool Balance, and (ii) in certain circumstances described under “Sources of Funds to Pay the Notes – Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account”, such Shared Excess Available Principal Collections will be deposited into the Excess Funding Account.

Shared Excess Available Principal Collections will not be available for application by other series of notes that are not included in Shared Excess Available Principal Collections Group [●].

While any series of notes may be included in Shared Excess Available Principal Collections Group [●], there can be no assurance that additional series will be included in Shared Excess Available Principal Collections Group [●] or that there will be any Shared Excess Available Principal Collections for any monthly period.

If Principal Collections allocated to a series are shared with another series, the Allocation Amount for the series from which Principal Collections were shared will not be reduced.

Servicer Compensation

The servicer is entitled to receive a monthly servicing fee, referred to as the Servicing Fee, as compensation for its servicing activities and as reimbursement for any expenses incurred by it as servicer. For each month, the Servicing Fee will equal one-twelfth of the product of (a) the Servicing Fee Percentage and (b) the aggregate amount of Principal Receivables as of the close of business on the last day of the prior Monthly Period. The portion of the Servicing Fee allocated to the Series 20[●]-[●] noteholders, referred to as the Series Servicing Fee, will be paid from Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections, if any, allocated from other series of notes, as described in “– Payments of Interest, Fees and Other Items”.

Underwriting

Subject to the terms and conditions of the underwriting agreement for the Series 20[●]-[●] notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class A notes [and Class B notes] set forth opposite its name:

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Underwriters of the Class A Notes	Stated Principal Amount
[Underwriter No. 1].	$[●]
[Underwriter No. 2].	$[●]
[Underwriter No. 3].	$[●]
[Underwriter No. 4].	$[●]
Total	$[●]

[Underwriters of the Class B Notes]	Stated Principal Amount
[Underwriter No. 1].	$[●]
[Underwriter No. 2].	$[●]
[Underwriter No. 3].	$[●]
[Underwriter No. 4].	$[●]
Total	$[●]

[The Class B notes will be acquired and held by an affiliate of the issuing entity and are not offered by this prospectus. The Class B notes will be placed directly by the issuing entity with the entity acquiring such notes and will not be sold to the underwriters.]

The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the Class A notes [and Class B notes] is subject to the approval of certain legal matters by their counsel and to certain other conditions.

The underwriters have advised the issuing entity that the several underwriters propose initially to offer the Class A notes [and Class B notes] to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that public offering price less a concession not in excess of [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes]. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes].

After the public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter has represented and agreed that:

•	it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any EU Retail Investor in the European Economic Area;
•	it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any &#9;notes to any UK Retail Investor in the UK
•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Series 20[●]-[●] notes in, from or otherwise involving the UK; and
•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Series 20[●]-[●] notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the transferor.

Each underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any EU Retail Investor in the European Economic Area.

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In connection with the sale of the Class A notes [and Class B notes], the underwriters may, but have no obligation to, engage in:

•	over-allotments, in which members of the syndicate selling the Class A notes [and Class B notes] sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;
•	stabilizing transactions, in which purchases and sales of the Class A notes [and Class B notes] may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;
•	syndicate covering transactions, in which members of the selling syndicate purchase the Class A notes [and Class B notes] in the open market after the distribution has been completed in order to cover syndicate short positions; and
•	penalty bids, by which underwriters reclaim a selling concession from a syndicate member when any of the Class A notes [or the Class B notes] originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A notes [or the Class B notes] to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity, the transferor and BBD will, jointly and severally, indemnify the underwriters against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities.

[[●], one of the underwriters of the Series 20[●]-[●] notes, is an affiliate of BBD. Affiliates of BBD may purchase all or a portion of the Series 20[●]-[●] notes. Any Series 20[●]-[●] notes purchased by such an affiliate may in certain circumstances be resold to an unaffiliated party at prices related to prevailing market prices at the time of such resale. In connection with such, such affiliate may be deemed to be participating in a distribution of the Series 20[●]-[●] notes, or an agent participating in the distribution of the Series 20[●]-[●] notes, and such affiliate may be deemed to be an “underwriter” of the Series 20[●]-[●] notes under the Securities Act of 1933. In such circumstances any profit realized by such affiliate on such resale may be deemed to be underwriting discounts and commissions.]

The issuing entity will receive proceeds of approximately $[●] from the sale of the Class A notes [and $[●] from the sale of the Class B notes]. This amount represents [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes]. The issuing entity will receive this amount net of the underwriting discount of $[●]. The underwriting discount represents [●]% of the principal amount of the Class A notes [and [●]% of the principal amount of the Class B notes]. Additional offering expenses are estimated to be $[●]. The issuing entity will pay those proceeds to the transferor, who will use the proceeds as described in “Use of Proceeds”.

Transaction Parties

The Issuing Entity

Barclays Dryrock Issuance Trust, also referred to as the issuing entity, is a Delaware statutory trust established as Dryrock Issuance Trust under the laws of the State of Delaware on June 8, 2012. On December 17, 2013 it filed a certificate of amendment to its certificate of trust with the Delaware Secretary of State and changed its name to Barclays Dryrock Issuance Trust. The issuing entity’s principal offices are in Delaware, in care of Wilmington Trust, National Association, as owner trustee, at the following address: Wilmington Trust, National Association, 1100 N. Market Street, Wilmington, Delaware 19890. Its phone number is (302) 651-1000.

Dryrock Funding is the depositor and transferor to the issuing entity. Pursuant to a receivables purchase agreement, BBD sells to the transferor its right, title and interest in the Receivables in the accounts designated to be included in the issuing entity’s Portfolio. See “Sources of Funds to Pay the Notes – Description of the Receivables

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Purchase Agreement”. Those Receivables are then transferred, subject to certain conditions, by the transferor to the issuing entity. See “Sources of Funds to Pay the Notes – Addition of Assets”.

Uniform Commercial Code financing statements have been and will be filed and amended, to the extent appropriate, to perfect the ownership or security interests of the issuing entity and the indenture trustee described herein. See “Risk Factors” for a discussion of risks associated with the issuing entity and the issuing entity’s assets and see “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement”, “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets” and “The Indenture – Issuing Entity Covenants” for a discussion of certain covenants regarding the perfection of security interests.

The issuing entity operates under an amended and restated trust agreement, dated as of June 8, 2012, as amended and restated as of August 1, 2012 and as further amended and restated as of December 17, 2013, between Dryrock Funding, as transferor, and Wilmington Trust, National Association. The issuing entity does not have any officers or directors. Currently, its sole beneficiary is Dryrock Funding, although affiliates of Dryrock Funding may be beneficiaries in the future. The powers and duties of the owner trustee are ministerial only. Accordingly, as beneficiary, Dryrock Funding will direct the owner trustee in the management of the issuing entity and its assets.

The beneficiary and the owner trustee may amend the trust agreement without the consent of the noteholders, the transferor or the indenture trustee upon (i) delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion, (ii) satisfaction of the Note Rating Agency Condition, and (iii) an officer’s certificate of the beneficiary addressed and delivered to the owner trustee and the indenture trustee, to the effect that the beneficiary reasonable believes that such amendment will not have an adverse effect at the time of adoption or at any time in the future; provided, however, that such amendment will not significantly change the activities of the issuing entity.

The beneficiary and the owner trustee may further amend the trust agreement to modify, eliminate or add to the provisions of the trust agreement to (i) facilitate compliance with the FDIC Rule or to modify, eliminate or add to the provisions of the trust agreement as a result of changes in laws or regulations applicable to the beneficiary, the owner trustee or the transactions described in the trust agreement or (ii) cause the provisions in the trust agreement to conform to or be consistent with or in furtherance of the statements made with respect to the trust agreement herein, in each case upon delivery by the beneficiary to the indenture trustee and the owner trustee of (x) an officer’s certificate of the beneficiary to the effect that (A) the beneficiary reasonably believes that such amendment will not have an adverse effect or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to the beneficiary, the owner trustee, the indenture trustee or the transactions governed by the transaction documents, or such amendment is required to cause the provisions herein to conform to or be consistent with or in furtherance of the statements made with respect to the trust agreement herein and (y) an Issuer Tax Opinion.

The trust agreement may also be amended from time to time by an instrument signed by the beneficiary and the owner trustee to cure any ambiguity or to correct or supplement any defective or inconsistent provision contained in the trust agreement, upon delivery by the beneficiary to the indenture trustee and the owner trustee of an officer’s certificate of the beneficiary, dated the date of any such amendment, to the effect that the beneficiary reasonably believes that such amendment will not have an adverse effect.

In addition, the transferor and the owner trustee may amend the trust agreement if holders of not less than (i) in the case of a significant change in the permitted activities of the issuing entity which the issuing entity does not reasonably expect to have a material adverse effect on the noteholders, a majority of the aggregate Outstanding Dollar Principal Amount of the notes affected by an amendment consent, and (ii) in all other cases, 66⅔% of the aggregate Outstanding Dollar Principal Amount of the notes affected by an amendment consent; however, unless all of the holders of the aggregate Outstanding Dollar Principal Amount of the notes consent, the trust agreement may not be amended for the purpose of (a) increasing or reducing the amount of, or accelerating or delaying the timing of, Collections of payments in respect of the assets of the issuing entity or distributions that are required to be made for the benefit of the noteholders or (b) reducing the percentage of holders of the Outstanding Dollar Principal Amount of the notes the holders of which are required to consent to any amendment.

The issuing entity’s activities will include, but not be limited to:

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•	acquiring and holding the Receivables and other assets of the issuing entity and the proceeds from these assets;
•	issuing notes;
•	making payments on the notes; and
•	engaging in other activities that are necessary or incidental to accomplish these limited purposes.

As of the date of this prospectus, the issuing entity’s primary assets are:

•	Receivables arising in designated credit card accounts from approved portfolios owned by BBD; and
•	funds on deposit in the issuing entity accounts.

In the future, the issuing entity may include Receivables in additional designated credit card accounts from approved portfolios owned by BBD. It is not expected that the issuing entity will have any other significant assets or means of capitalization.

The fiscal year for the issuing entity will end on December 31 of each year.

The issuing entity has established a Collection Account for the purpose of receiving Collections on Receivables and any other assets included in the issuing entity. In addition, the issuing entity has established an Excess Funding Account for the purpose of holding Principal Collections that would otherwise be paid to the holder of the Transferor Interest at a time when (i) the Transferor Amount is, or as a result of a payment or otherwise would become, less than the Required Transferor Amount or (ii) the Pool Balance is, or as a result of a payment or otherwise would become, less than the Required Pool Balance.

Receivables originated under the designated credit card accounts included in the issuing entity’s Portfolio consist of amounts charged by accountholders for merchandise and services and cash advances. Receivables in the designated credit card accounts also include Finance Charge Receivables such as interest charges, cash advance fees, annual membership fees, late fees, overlimit fees and other miscellaneous fees. See “BBD’s Credit Card Business”.

BBD

BBD is the sponsor and, as such, organizes and initiates the asset-backed securities transactions of the issuing entity and is responsible for the fees paid to the asset representations reviewer. BBD began its securitization program in 2012 and issued its first class of notes in 2012. BBD also is the owner of the credit card accounts and the Receivables of which are sold and transferred to the issuing entity. See “BBD’s Credit Card Business”. In addition, BBD is the servicer and administrator of the issuing entity. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Collection and Other Servicing Procedures” for a description of certain matters relating to the servicer.

BBD is a Delaware banking corporation, with its headquarters at 125 S. West Street, 6th Floor, Wilmington, Delaware 19801. Its phone number is (302) 255-4951. BBD was incorporated under the laws of the State of Delaware on March 21, 2001 as Juniper Bank. On December 1, 2004, Juniper Bank was acquired by Barclays PLC and subsequently changed its name to Barclays Bank Delaware. BBD, directly or through its subsidiaries, provides a variety of products and services including credit cards for consumers, small businesses and corporations.

BBD is regulated and supervised by the Delaware State Bank Commissioner, the FDIC and the CFPB. On July 1, 2016, it became a wholly-owned subsidiary of Barclays Group US Inc., which in turn is a wholly-owned subsidiary of Barclays US LLC (“BUSLLC”). BUSLLC, which is a wholly-owned subsidiary of Barclays Bank PLC (“BBPLC”), is an intermediate holding company established pursuant to the requirements of Regulation YY (Reg. YY, 79 FR 17315, Mar. 27, 2014) of the Board of Governors of the Federal Reserve and is subject to supervision by the Federal Reserve.

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BBPLC is a public limited company registered in England and Wales under number 1026167. The liability of the members of BBPLC is limited. It has its registered and head office at 1 Churchill Place, London, E14 5HP, United Kingdom (phone number +44(0)20 7116 1000). BBPLC and its subsidiary undertakings (taken together, the “Group”) is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. The whole of the issued ordinary share capital of BBPLC is beneficially owned by Barclays PLC, which is the ultimate holding company of the Group.

Barclays Dryrock Funding LLC

Barclays Dryrock Funding LLC is a limited liability company formed as Dryrock Funding LLC under the laws of the State of Delaware on June 7, 2012. On December 17, 2013 it filed a certificate of amendment to its certificate of formation with the Delaware Secretary of State and changed its name to Barclays Dryrock Funding LLC. Its sole member is BBD. Dryrock Funding is the depositor and transferor of the issuing entity. The address for Dryrock Funding is 125 S. West Street, 6th Floor, Wilmington, Delaware 19801 and its telephone number is (302) 255-4951. Dryrock Funding was formed for the limited purpose of purchasing, holding, owning and transferring Receivables and related activities. Since its formation, Dryrock Funding has been engaged in these activities solely as (i) the purchaser of Receivables from BBD pursuant to the receivables purchase agreement, (ii) the transferor of Receivables to the issuing entity pursuant to the transfer agreement, (iii) the beneficiary and transferor that formed and capitalized the issuing entity pursuant to the trust agreement, (iv) the holder of the Transferor Interest in the issuing entity, and (v) the beneficiary and transferor that executes underwriting, subscription and purchase agreements, as applicable, in connection with each issuance of notes.

A description of Dryrock Funding’s obligations as transferor of the Receivables to the issuing entity can be found in “Sources of Funds to Pay the Notes – Credit Risk Retention”, “– Required Pool Balance”, “– Addition of Assets”, “– Removal of Assets” and “– Representations, Warranties and Reassignment of Assets”.

The initial capitalization of Dryrock Funding is by a cash contribution from BBD. Pursuant to a revolving credit agreement, Dryrock Funding may borrow funds from BBD for the sole purpose of purchasing Receivables from BBD under the receivables purchase agreement. Under the revolving credit agreement, payments from Dryrock Funding are due only to the extent that those funds are not required for any other purpose and so long as the payment will not cause Dryrock Funding to default under the transfer agreement.

The Indenture Trustee

U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will act as indenture trustee under the Indenture Supplement.

U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The indenture trustee will maintain the accounts of the issuing entity in the name of the indenture trustee at U.S. Bank N.A.

U.S. Bancorp, with total assets exceeding $[●] billion as of [●] [●], [●], is the parent company of U.S. Bank N.A., the fifth largest commercial bank in the United States. As of [●] [●], [●], U.S. Bancorp operated over [●] branch offices in [●] states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 44 domestic and 3 international cities. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.

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U.S. Bank has provided corporate trust services since 1924. As of [●] [●], [●], U.S. Bank was acting as trustee with respect to over [●] issuances of securities with an aggregate outstanding principal balance of over $[●] trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

The indenture trustee shall make each monthly statement available to the Noteholders via the indenture trustee’s internet website at [●]. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at [●].

As of [●] [●], [●], U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting indenture trustee, registrar and paying agent on [●] issuances of credit card receivable backed securities with an outstanding aggregate principal balance of approximately $[●].

U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

The Owner Trustee

Wilmington Trust, National Association (“WTNA”)  — also referred to herein as the “owner trustee”— is a national banking association with trust powers incorporated under the federal laws of the United States. The trustee’s principal place of business is located at 1100 North Market Street, Wilmington, Delaware 19890.  WTNA is an affiliate

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of Wilmington Trust Company and both WTNA and Wilmington Trust Company are subsidiaries of M&T Bank Corporation.  Since 1998, Wilmington Trust Company has served as trustee in numerous asset-backed securities transactions involving credit card receivables.

WTNA is subject to various legal proceedings that arise from time to time in the ordinary course of business. WTNA does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as owner trustee.

WTNA has provided the above information and has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

Asset Representations Reviewer

Clayton and its affiliates have provided independent due diligence loan review and servicer oversight services to its clients since 1989. Clayton and its affiliates are providers of targeted due diligence reviews of securitized assets and policies and procedures of originators and Clayton and its affiliates have performed over [●] million loan reviews and have provided ongoing oversight on over $[●] trillion of securitization transactions on behalf of investors, sponsors, issuers and originators, including government-sponsored enterprises and other governmental agencies. These services have been performed primarily on residential mortgage loan and residential mortgage-backed security transactions, although Clayton and its affiliates have also performed these services for transactions involving auto loans, equipment leases, credit cards, commercial mortgage loans, student loans, timeshare loans and boat and recreational vehicle loans.

The asset representations reviewer is not, and so long as the Series 20[●]-[●] notes are outstanding will not be, affiliated with BBD, the transferor, the indenture trustee, the owner trustee or any of their affiliates. The asset representations reviewer is not the same party or an affiliate of any party hired by BBD, the transferor or any underwriter to perform pre-closing due diligence work on the receivables.

[Derivative Counterparty]

[The derivative counterparty under the derivative agreement is [●]. The derivative counterparty is a [state/country of incorporation] corporation. Disclosure required by Item 1115(a) of Regulation AB will be provided, including general character of the business of the derivative counterparty and whether the significance percentage is less than 10%, at least 10% but less than 20%, or 20% or more].

[If the aggregate significance percentage of any derivative counterparty is greater than 10%, but less than 20%, financial data required by Item 1115(b)(1) of Regulation AB will be provided.]

[If the aggregate significance percentage of any derivative counterparty is greater than 20%, financial statements meeting the requirements of Item 1115(b)(2) of Regulation AB will be provided.]

[Describe the operation and material terms of any derivative agreement, including limits on amount and timing of payments. Describe material provisions regarding the substitution of the derivative counterparty.]]

BBD’s Credit Card Business

General

BBD offers co-branded MasterCard and VISA general purpose credit cards as well as non co-branded MasterCard and VISA cards, that may be used to purchase goods and services wherever MasterCard and VISA cards are accepted. The co-branded credit card account business consists of revolving consumer credit card account programs established with partners in multiple industry segments such as financial institutions, airlines, retail, travel, entertainment and other such affinities. Some of the largest co-branded relationships include [●]. Each co-branded relationship is governed by a co- branded agreement. See “– Co-Branded Agreements”.

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Co-branded Agreements

BBD enters into a co-branded agreement with each new partner with whom it establishes a co-branded relationship. The co-branded agreements set forth the terms and conditions of the program including the contractual maturity of the program, renewal conditions, rewards product structure and economic arrangement between the two parties amongst other items. These co-branded agreements may be different for each partner and may be amended from time to time. During the term of the co-branded agreement, BBD originates and owns credit card accounts and all Receivables generated thereunder unless otherwise sold post origination.

Each of the co-branded programs has a different contractual maturity, generally ranging from [●] to [●] years from the time these programs were established. Some of these agreements have self-executing renewal terms while others can be renewed subject to certain terms and conditions agreed upon by both BBD and the respective partner. The agreements may be terminated prior to the contractual maturity date either upon unremedied breach of terms and conditions by either party or upon mutual agreement of both parties. There is no guarantee that any of these agreements will be renewed upon maturity. See “Risk Factors – Business Risks Relating to BBD’s Credit Card Business – Change of certain credit card programs could lead to a reduction of receivables in the issuing entity”.

Additionally, some of these agreements may allow the partner upon termination of the agreement or its designated third party to purchase the credit card receivables generated under the related co-branded program including the Receivables that are the property of the issuing entity. If this were to happen for a significant portion of the Receivables that were property of the issuing entity and BBD fails to sell Receivables arising under previously non-designated Additional Accounts to replace those purchased by the partner, then in certain circumstances an early redemption event may be triggered, and in other circumstances an early amortization period could begin after the applicable grace period. See “Risk Factors – Business Risks Relating to BBD’s Credit Card Business – Change of certain credit card programs could lead to a reduction of receivables in the issuing entity” and “The Notes – Redemption and Early Amortization of the Notes”.

Underwriting and Account Management Procedures

BBD receives applications through a diverse channel mix such as internet webpages, instant prescreen/instant credit, point-of-sale, direct mail, and events.

The applications require details of applicants such as name, address, phone number, date of birth, income and social security number among other things. This information is then combined with credit bureau (TransUnion, Experian or Equifax) information such as FICO®*; revolving and installment debt levels; and frequency and recency of delinquency and subsequently analyzed using an internal acquisition risk scoring model. The risk model then determines the correlation between this information and the likelihood of the applicant’s card usage, delinquency, bankruptcy and charge-off etc.

For applications that are approved by the automated system, credit limits are determined based on the applicant’s income, credit bureau history and model scores.

In addition to automatic lending decisions determined by the model described above, BBD also routes certain applications through a judgmental decisioning process. Judgmental lending decisions are made at a corresponding level of approval as automated decisions, but are used for applications that have unique characteristics that may lead to sub-optimal automated decisions. During this process, BBD takes into account the complete profile of the applicant: credit bureau attributes, and application data as described above as well as information provided by the co-branded partner such as the recency, frequency and the magnitude of relationship with the partner. Additionally, lenders may contact the potential customer directly to obtain information that will contribute to the decision.

From time to time, BBD purchases credit card portfolios. These portfolios may be added to the issuing entity from time to time subject to the conditions provided in the transaction documents. See “Sources of Funds to Pay the Notes – Addition of Assets”. During a portfolio purchase, BBD performs due diligence to ensure that the portfolio to

 * FICO® is a federally registered servicemark of Fair, Isaac & Company.

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be acquired meets all of its internal performance expectations. During the course of the due diligence, BBD examines the performance of the credit card portfolio to be acquired to determine if the characteristics of the portfolio are consistent with its own risk practices and policies. BBD obtains as much information as possible, including, but not limited to, historical performance and other attributes that are relevant to its underwriting process. BBD also obtains acquisition trends, including, but not limited to, volumes, demographics and approval rates. The objective of this exercise is to confirm BBD’s expectations of the credit approval rates and credit line assignments against the results it is provided. By analyzing the information provided to it, BBD determines whether the credit card portfolio it is considering for acquisition was underwritten in a manner similar to and consistent with the way BBD underwrites its portfolio. Any differences in underwriting practices are identified and addressed through the due diligence process described above, and BBD’s servicing and reporting systems post purchase are designed to address any remaining differences that require resolution. Hence, while the portfolios purchased by BBD may not have been subject to BBD’s underwriting process, purchased portfolios are subject to the same account management policies and procedures as BBD originated portfolios and therefore are expected to be underwritten to the same standards as BBD over a period of time. As of the date of this prospectus, BBD considers the Receivables in the issuing entity to be underwritten to its own standards and has no reason to believe that the Receivables in the issuing entity relating to acquired portfolios are materially different from the Receivables in the issuing entity relating to credit card portfolios originated and underwritten by BBD. If Receivables in the issuing entity relating to a subsequently acquired portfolio are materially different from the Receivables in the issuing entity relating to credit card portfolio’s originated and underwritten by BBD, the issuer will disclose that the acquired portfolio assets deviate on a Form 8-K within a reasonable time after such acquisition and determination.

Each cardholder has a card agreement with BBD governing the terms and conditions of their account. Under each card agreement, BBD reserves the right to add or to change any terms and conditions through change-in-terms requirements in accordance with the applicable federal and Delaware state laws and regulations. Potential changes to the terms and conditions include, but are not limited to, increase or decrease of periodic finance charges, different kind of fees and other payment terms. Where applicable and in accordance with the relevant laws and regulations, cardholders may be permitted to reject increases to rates, fees and other charges.

Once a credit card account is opened and a credit line assigned, BBD monitors the account’s activity on an ongoing basis and updates the risk model based on the observed behavior or updated bureau data. From time to time, BBD evaluates the credit line extended to the cardholder and takes appropriate actions to increase or decrease credit lines.

BBD also regularly reviews its credit card agreement forms to determine their compliance with applicable laws and regulations and the suitability of their terms and conditions. If they need to be updated or amended, this will be done on a timetable consistent with the issues identified.

BBD uses a conservative approach to model development involving a rigorous model approval process and high frequency of validation requirements. All models are periodically validated for accuracy and modified to ensure continued performance.

Billing and Payments

BBD generally generates and mails monthly statements to cardholders unless the cardholder has opted to receive online statements only. These monthly statements detail summarized account activity.

At each billing cycle, cardholders must pay at least the minimum payment due shown on the monthly statement by its payment due date. In general, the minimum payment is based on a percentage of the outstanding balance, past due amounts, finance charges and late fees assessed.

If BBD so elects, the minimum payment due may also include any amount that, at the time of billing, is past due and/or over the credit line. In certain instances, the minimum payment due may be less than the total fees and interest assessed during the applicable billing cycle. At any time the cardholder may pay more than the minimum payment due up to the full amount owed. However, cardholders cannot “pay ahead”. This means that if the cardholder pays more than the required minimum payment due in any billing cycle or if the customer makes more than one payment

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in a billing cycle, they will still need to pay the next month’s required minimum payment due by the next payment due date.

In order to calculate the balance subject to interest charges, BBD uses a method called “daily balance (including new purchases)”. The daily balance subject to interest charges is determined for each of the different balance categories such as purchases, balance transfers and cash advances. These daily balances are generally determined by taking into account the beginning balance on the day in question and applying all transactions that occur during that day on that account. Such transactions include but are not limited to new purchases, balance transfer and cash advances where applicable and credit activity including payments received from the cardholder. For the purposes of calculating daily balances subject to interest charges, a credit balance is treated as a balance of zero. Once the daily balance subject to interest charges is calculated for each category, it is multiplied by the number of days in the billing period and the applicable Annual Percentage Rate (APR) adjusted for a daily calculation to yield interest assessed for that particular cardholder.

BBD may from time to time offer the “introductory”, “special” or “promotional” APR offers. If any are in effect on an account, BBD will separately identify the balances to which such offers apply on the monthly billing statement. These separate balances and the related interest will be calculated in the same manner as described above.

On purchase transactions, interest begins to accrue as of the transaction date. The cardholder may avoid paying interest on purchases if they pay their entire statement balance in full by the payment due date each and every month. If the cardholder does not pay their entire statement balance in full by the payment due date each month, the cardholder will pay interest on those purchases from the date the purchases posted to their account until the date those purchases are paid in full. For balance transfers, interest will accrue from the transaction date which generally will be the day BBD sends the balance transfer amount to the specified payee. For checks related transactions, interest will accrue from the transaction date which generally will be the day the payee accepts the check. For cash advance transactions, interest will accrue from the transaction date which generally will be the day the cardholder advances cash. If the cardholder is charged interest in a billing cycle, BBD will charge a minimum interest charge on the cardholder’s account if the interest charged in that billing cycle is less than the amount of the minimum interest charge that has been previously disclosed to the cardholder.

Collection Efforts

An account is generally considered delinquent if the minimum payment due on the account is not received by the end of the billing cycle.

Collection activity on such delinquent accounts will commence on the account based on multiple factors, including, but not limited to, the riskiness of the account, delinquency status, amount outstanding and past behavior among other attributes. BBD utilizes a strategic decision making process to determine the timing and the type of collection activity that will be performed on a delinquent account. During the initial stages of an account’s delinquency, BBD generally utilizes e-mail, text messages and automated interactive messaging to allow cardholders to make a payment through one of the self-service channels. Based on the risk profile of the cardholder, BBD generally employs an outbound contact treatment in certain stages of delinquency where collection agents attempt to secure payments from cardholders with a strong focus on rehabilitation and customer experience.

From time to time, some of the cardholders may be eligible for reduced payment programs in an effort to find a solution for the cardholder prior to their financial situation deteriorating further. Payment programs may include waiving billed fees and finance charges, temporarily reducing future payments and interest over a term up to 12 months or accepting a proposal from a credit counseling agency to assist the cardholder in resolving their complete financial situation over a period of up to 5 years. Those accounts receiving payment relief may have advanced to the next delinquency cycle, including eventually to charge-off, in the same timeframe that would have occurred had the payment relief not been granted.

Cardholders in late state delinquency may receive different types of collection treatments where the focus is to minimize credit losses. BBD may deploy multiple treatment streams based on the specific situation of the cardholder including but not limited to redesigning their payment terms and settlements for less than the full balance outstanding.

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BBD’s collection operations network is comprised of internal and external resources, located domestically, as well as internationally. Additionally, certain specialized functions are outsourced to unique agencies that deliver improved performance.

Accounts are contractually charged-off in BBD’s cardholder servicing system by the 2nd to last Business Day of the month in which the accounts become 180 days past due. An account may be charged-off earlier in certain circumstances; for example, accounts with confirmed bankruptcy are charged-off on the 60th day after the confirmation of bankruptcy and accounts of deceased cardholders are charged-off on the 30th day after the notification of the death of the cardholder.

After an account is charged-off in BBD’s cardholder servicing system, the account is generally passed to recovery agents. Recovery agents may take actions including, but not limited to, placements with the collection agencies and employment of legal strategies. Additionally, BBD may choose to sell a portion of the charged-off Receivables to debt collection agencies to maximize Recoveries.

The mix and sequence of the recovery strategy is based on a test and learn approach, utilizing analytics that are focused on maximizing the net present value of each account, while maintaining a diversified operational and strategic approach to deliver stable performance.

The risk evaluation, servicing, charge-off, collection and recovery processes of BBD may change over time in accordance with business practice and applicable law.

Interchange

Credit card issuers participating in the VISA and MasterCard associations receive certain fees called interchange as partial compensation for taking credit risk, absorbing fraud losses, funding receivables and servicing cardholders for a limited period prior to initial billing. Under the respective association rules and regulations, interchange in connection with cardholder charges for merchandise and services is collected by the VISA or MasterCard system and subsequently paid to the credit card-issuing banks. Interchange ranges from approximately 1% to 2% of the transaction amount, although VISA and MasterCard may from time to time change the amount of interchange reimbursed. When Interchange is generated as a result of a cardholder using their card through any of these systems, BBD will be required, pursuant to the terms of the transfer agreement and the servicing agreement to transfer to the issuing entity for the benefit of the noteholders, the Interchange that is generated on accounts that are designated by it to the issuing entity. Interchange received by the issuing entity will be treated as Finance Charge Collections.

Sources of Funds to Pay the Notes

General

As of the date of this prospectus, the issuing entity’s primary assets consist of credit card Receivables which were or will be in credit card accounts owned or originated by BBD. The issuing entity has acquired and will acquire the Receivables from the transferor pursuant to the transfer agreement. The transferor has and will have acquired Receivables from BBD pursuant to a receivables purchase agreement between BBD and the transferor. See “Description of the Receivables Purchase Agreement”.

The issuing entity’s assets also include issuing entity accounts[, the benefits of one or more derivative agreements,] [supplemental credit enhancement agreements] [or supplemental liquidity agreements].

Payment of principal of and interest on the Series 20[●]-[●] notes is secured by the issuing entity’s assets.

The composition of the issuing entity’s assets will change over time due to: changes in the composition and amount of the Receivables in the issuing entity as new Receivables are created, existing Receivables are paid off or charged off, Additional Accounts are designated to have their Receivables included in the issuing entity, removed accounts are designated to have their Receivables removed from the issuing entity and additional program portfolios are designated as an approved portfolio.

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If accounts are designated to have their Receivables included in the issuing entity, all newly generated Receivables in those accounts will be transferred to the issuing entity. In addition, Additional Accounts may be designated to have their Receivables included in the issuing entity.

As indicated above, the composition of the issuing entity’s assets is expected to change over time. Additional Receivables may be transferred to the issuing entity without the payment of cash if the conditions to that transfer have been satisfied. New assets included in the issuing entity may have characteristics, terms and conditions that are different from those of the Receivables initially included in the issuing entity and may be of different credit quality due to differences in underwriting criteria and payment terms. The pertinent characteristics of the Receivables in the issuing entity are described in Annex I.

See “Risk Factors – Transaction Structure Risks – The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated”.

Deposits in Collection Account

The servicer will not commingle amounts received with respect to the financial assets with its own assets except for the time, not to exceed two Business Days, necessary to clear any payments received, and will deposit all such Collections into the Collection Account.

Any Principal Collections not distributed to the holder of the Transferor Interest on any day because the Transferor Amount does not exceed the Required Transferor Amount on such day or because the Pool Balance does not exceed the Required Pool Balance on such day (in each case, after giving effect to any Receivables transferred to the issuing entity on such day) will be deposited into the Excess Funding Account on the second Business Day following such determination.

In the event of the insolvency or bankruptcy of the servicer, or if certain time periods were to pass, the issuing entity and the indenture trustee may lose any perfected security interest in any Finance Charge Collections or Principal Collections commingled with the funds of the servicer. See “Risk Factors – Insolvency and Security Interest Related Risks – Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you”.

Transferor Amount

For any Date of Processing, the Transferor Amount equals the Pool Balance as of the close of business on such Date of Processing minus the aggregate Allocation Amount of all notes as of the close of business on such day. The Transferor Amount fluctuates due to changes in the amount of Principal Receivables included in the issuing entity, the amount on deposit in the Excess Funding Account and the aggregate Allocation Amount of all notes. As a result, the Transferor Amount generally increases if there are reductions in the Allocation Amount of a series or class of notes due to payments of principal of that series or class of notes or a deposit into the principal funding account with respect to that series or class or an increase in the Pool Balance without a corresponding increase in the Allocation Amount of any series or classes of notes. The Transferor Amount generally decreases as a result of the issuance of a new series or class of notes, assuming that there is not a corresponding increase in the issuing entity’s assets. In addition, if the servicer adjusts downward the amount of any Receivable because of a rebate, refund, unauthorized charge or billing error to an accountholder, or such Receivable was created in respect of merchandise that was refused or returned by an accountholder, or if the servicer otherwise adjusts downward the amount of any Receivable without receiving Collections therefor or without charging off such amount as uncollectible, the Transferor Amount – and not the investors’ interest – will be reduced by the amount of the adjustment.

The Transferor Amount is required to be maintained at a certain minimum level, referred to as the Required Transferor Amount. For any Date of Processing, the Required Transferor Amount is a designated percentage, referred to as the Required Transferor Amount Percentage, of the amount of Principal Receivables included in the issuing entity as of the close of business on such Date of Processing. The Required Transferor Amount Percentage currently is [●]%.

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The transferor may designate a different Required Transferor Amount Percentage. Before reducing that percentage below [●]%, however, the transferor must:

•	satisfy the Note Rating Agency Condition; and
•	provide the indenture trustee with an Issuer Tax Opinion.

If, at the end of any Date of Processing, the Transferor Amount for such Date of Processing is less than the Required Transferor Amount for each such Date of Processing, the transferor is required to transfer additional Receivables to the issuing entity. See “– Addition of Assets”.

If, when required to do so, the transferor fails to transfer additional Receivables to the issuing entity, an early amortization event will occur with respect to the notes. See “The Indenture – Early Amortization Events”.

The interest in the Transferor Amount, referred to as the Transferor Interest, will initially be held by the transferor. The Transferor Amount may be evidenced either in certificated form or in uncertificated form. Any reference in this prospectus to the Transferor Interest means the interest of the transferor in the Transferor Amount as evidenced in either certificated or uncertificated form. Currently, the Transferor Interest is in uncertificated form. The transferor’s interest in the Transferor Amount may be transferred by a holder thereof in whole or in part subject to certain limitations and conditions described in the trust agreement, the transfer agreement, the indenture and the related indenture supplement. We comply with Regulation RR by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR and in connection therewith the transferor may not sell or otherwise transfer any interest or assets that it is required to hold pursuant to Regulation RR unless such sale or transfer is to a wholly-owned affiliate. The Transferor Amount does not provide credit enhancement to the notes.

FDIC Rule Risk Retention

As part of being entitled to the treatment set forth in 12 C.F.R. § 360.6(d)(4), and in order to comply with 12 C.F.R. § 360.6(d)(5)(i) related thereto, BBD satisfies the risk retention requirements of 12 C.F.R. § 360.6(b)(5)(i) by having the transferor maintain a seller’s interest calculated in accordance with Regulation RR. See “Credit Risk Retention”.

Credit Risk Retention

In the Series 20[●]-[●] indenture supplement, the transferor (a wholly-owned affiliate of the sponsor) will covenant to maintain a seller’s interest in the issuing entity (in the form of the Transferor’s Interest described above) that equals not less than 5% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by BBD or one or more wholly-owned affiliates of BBD) calculated in accordance with Regulation RR as of the record date related to each Payment Date (the “transferor amount measurement date”). The seller’s interest equals the excess of the amount of Principal Receivables in the issuing entity over the aggregate unpaid principal balance of all outstanding series of notes. For purposes of this section, a wholly-owned affiliate of BBD includes any person, other than the issuing entity, that directly or indirectly, wholly controls (i.e., owns 100% of the equity in such person), is wholly controlled by, or is wholly under common control with, BBD. As of the closing date, the seller’s interest is expected to equal $[●], which is approximately [●]% of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by BBD or one or more wholly-owned affiliates of BBD). For purposes of determining the seller’s interest on the closing date, we have used the aggregate principal balance of the receivables held by the issuing entity as of [●][●], 20[●] and the stated principal amount of the series of notes expected to be outstanding as of the closing date, including the Series 20[●]-[●] notes.

We will calculate the seller’s interest as a percentage of the aggregate unpaid principal balance of all series of notes (other than any notes that are at all times held by BBD or one or more wholly-owned affiliates of BBD) each month as of the transferor amount measurement date. The transferor covenants to maintain, as of each transferor amount measurement date, a seller’s interest in the issuing entity (in the form of the Transferor Interest) calculated in accordance with Regulation RR that will equal not less than five percent of the aggregate unpaid principal balance of

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all series of notes (other than any notes that are at all times held by BBD or one or more wholly-owned affiliates of BBD).

We will disclose the amount of the seller’s interest and whether the seller’s interest retained by the transferor meets the minimum requirements of Regulation RR (measured in accordance with Regulation RR) as of each transferor amount measurement date as part of the noteholders’ monthly statement filed as an exhibit to the issuer’s Form 10-D.

[In addition to holding the seller’s interest as described above, as of the date hereof, the transferor owns [all][certain of] the outstanding Class B notes issued by the issuing entity.]

In no event will the indenture trustee have any responsibility to monitor compliance with Regulation RR or any other rules or regulations regarding risk retention. The indenture trustee will not be charged with knowledge of such rules, nor will it be liable to any noteholder or any other party for a violation of such rules and regulations now or hereinafter in effect.

Required Pool Balance

For any Date of Processing, the Pool Balance equals the sum of (i) the amount of Principal Receivables included in the issuing entity at the end of such Date of Processing and (ii) the amount on deposit in the Excess Funding Account at the end of such Date of Processing.

The issuing entity has a minimum Pool Balance requirement, referred to as the Required Pool Balance. For any Date of Processing, the Required Pool Balance is an amount equal to the sum of (i) for all notes in their revolving period, the sum of the Allocation Amounts of those notes as of the close of business on such Date of Processing and (ii) for all other notes, the sum of the Allocation Amounts of those notes on the last day of the most recent revolving period for each of those notes, excluding any notes which will be paid in full on the Payment Date for those notes immediately following such Date of Processing and any notes that will have an Allocation Amount of zero on the Payment Date for those notes immediately following such Date of Processing.

If, at the end of any Date of Processing, the Pool Balance is less than the Required Pool Balance for such Date of Processing, the transferor is required to transfer additional Receivables to the issuing entity as described in “– Addition of Assets”.

If, when required to do so, the transferor fails to transfer additional Receivables to the issuing entity, an early amortization event will occur with respect to the notes. See “The Indenture – Early Amortization Events”.

Allocations of Amounts to the Excess Funding Account and Allocations of Amounts on Deposit in the Excess Funding Account

If, on any date when Principal Collections are to be paid to the holder of the Transferor Interest, (i) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount or (ii) the Pool Balance is, or as a result of a payment would become, less than the Required Pool Balance, the servicer will deposit into the Excess Funding Account on the second Business Day following such determination the Principal Collections that otherwise would have been paid to the holder of the Transferor Interest. This deposit will be in an amount equal to the greater of the amount by which the Transferor Amount would be less than the Required Transferor Amount and the amount by which the Pool Balance would be less than the Required Pool Balance, each determined with respect to that day.

If no series of notes is in an accumulation period or an amortization period, amounts on deposit in the Excess Funding Account will be released to the holder of the Transferor Interest to the extent that, after such release, the Transferor Amount is equal to or greater than the Required Transferor Amount and the Pool Balance is equal to or greater than the Required Pool Balance. If an accumulation period or amortization period has commenced and is continuing with respect to any series of notes, any funds on deposit in the Excess Funding Account will be released, deposited into the Collection Account and treated as Principal Collections to the extent needed to make principal

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payments due to or for the benefit of the noteholders of such series. Any remaining amounts on deposit in the Excess Funding Account in excess of the amount required to be treated as Principal Collections for any date of determination will be released to the holder of the Transferor Interest, but only to the extent that such release would not cause the Transferor Amount to be less than the Required Transferor Amount or the Pool Balance to be less than the Required Pool Balance.

Shared Excess Available Finance Charge Collections will be allocated to cover shortfalls in Finance Charge Collections allocated to other series of notes in the same Shared Excess Available Finance Charge Collections Group, if any, and may be allocated pro rata among the applicable series of notes in such Shared Excess Available Finance Charge Collections Group based on the relative amounts of such shortfalls. Shared Excess Available Finance Charge Collections not needed to cover shortfalls and not required to be deposited in the Excess Funding Account will be paid to the holder of the Transferor Interest. See “Deposit and Application of Funds – Shared Excess Available Finance Charge Collections”.

If specified in the applicable indenture supplement, funds on deposit in the Excess Funding Account may be invested by the indenture trustee, at the direction of the issuing entity, in Eligible Investments. Any earnings (net of losses and investment expenses) earned on amounts on deposit in the Excess Funding Account during any Monthly Period will be withdrawn and treated as Finance Charge Collections for such Monthly Period.

Addition of Assets

The transferor (without independent verification of its authority) will have the right, from time to time to designate Additional Accounts to be included in the Portfolio. Subject only to the requirements for Eligible Accounts and applicable regulatory guidelines, BBD has discretion to select any accounts in any approved portfolio for designation to the issuing entity’s Portfolio. Therefore, if Additional Accounts are to be designated, the transferor will, under the Dryrock Funding receivables purchase agreement, request that BBD designate accounts which qualify as Eligible Accounts to the transferor.

An Additional Account is an account that is designated to be included in the issuing entity’s Portfolio and the Receivables of which arise in additional Eligible Accounts from any approved portfolio of accounts owned by BBD.

As of the date an Additional Account is selected to be included in the issuing entity’s Portfolio, such Additional Account must be an Eligible Account. Receivables arising in Additional Accounts, however, may not be of the same credit quality as the Receivables arising in accounts already included in the issuing entity’s Portfolio. Additional Accounts may have been originated by BBD using credit criteria different from those which were applied by BBD to the accounts already included in the issuing entity’s Portfolio. Consequently, the performance of such Additional Accounts may be better or worse than the performance of the accounts already included in the issuing entity’s Portfolio. See “Risk Factors – Transaction Structure Risks – The composition of the issuing entity’s assets may change, which may decrease the credit quality of the assets securing your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated”.

In addition to the permitted additions described above, the transferor will be required to transfer to the issuing entity Receivables arising in Additional Accounts if, at the end of any Date of Processing, (i) the Transferor Amount for that Date of Processing is less than the Required Transferor Amount for such Date of Processing, or (ii) the Pool Balance for such Date of Processing is less than the Required Pool Balance for such Date of Processing. In such event, the transferor will, on or before the first Business Day of the second succeeding calendar month after the Date of Processing when such deficiency occurred (unless the Transferor Amount exceeds the Required Transferor Amount and the Pool Balance exceeds the Required Pool Balance, in each case as of the end of any Business Day during the period between the Date of Processing when such deficiency occurred and such addition date), make an addition to the issuing entity in a sufficient amount so that, after giving effect to such addition or increase, the Transferor Amount is at least equal to the Required Transferor Amount and the Pool Balance is at least equal to the Required Pool Balance.

When the transferor transfers Receivables in Additional Accounts to the issuing entity, it must satisfy several conditions, including, as applicable:

•	on or before the third Business Day prior to the date of designation of Additional Accounts, the transferor will deliver notice of such addition to the owner trustee, the indenture trustee and each hired nationally recognized statistical rating organization;
•	with respect to the designation of Additional Accounts to the issuing entity’s Portfolio, delivery to and acceptance by the owner trustee, the indenture trustee and the servicer of a written assignment of Receivables in the Additional Accounts;
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•	delivery on the required delivery date to the owner trustee, the indenture trustee and the servicer of a computer file with an accurate list of all Additional Accounts; and
•	delivery to the owner trustee and the indenture trustee of a certificate of an authorized officer to the effect that:
(i)	as of the date an Additional Account is selected for designation to the issuing entity Portfolio, such Additional Account is an Eligible Account;
(ii)	the transferor has delivered copies of the financing statements, if necessary, to perfect the security interest of the issuing entity and the indenture trustee in the related Receivables;
(iii)	if daily deposits into the Collection Account are required as described in “– Deposits in Collection Account”, the transferor has deposited into the Collection Account all Collections with respect to such Additional Accounts since the applicable selection date;
(iv)	as of the addition date, the transferor is not insolvent and the transfer of the Receivables is not made in contemplation of insolvency;
(v)	in the transferor’s reasonable belief, transferring the Receivables in the Additional Accounts will not have a material adverse effect on the noteholders of any series or class of notes; and
(vi)	in the case of any designation of permitted additions, if the designation will cause the number or Principal Receivables of Additional Accounts to exceed the maximum addition limit, then the Note Rating Agency Condition must be satisfied with respect to such designation.

In addition to the conditions set forth above, unless the Note Rating Agency Condition is satisfied, the following limits apply to the amount of Principal Receivables and the number of accounts that may be designated as Additional Accounts during any three month period or any twelve month period, respectively:

An aggregate principal balance as of such addition date of Additional Accounts not in excess of the lesser of:

•	the result of (A) 7.5% of the aggregate Principal Receivables determined as of the first day of the third preceding Monthly Period minus (B) the aggregate Principal Receivables in all of the accounts that have been designated as Additional Accounts, excluding accounts the designation of which satisfied the Note Rating Agency Condition, since the first day of the third preceding Monthly Period (measured for each such Additional Account as of the applicable addition date); and
•	the result of (A) 15% of the aggregate Principal Receivables determined as of the first day of the calendar year in which such addition date occurs minus (B) the aggregate Principal Receivables in all of the accounts that have been designated as Additional Accounts, excluding accounts the designation of which satisfied the Note Rating Agency Condition, since the first day of such calendar year (measured, for each such Additional Account, as of the applicable addition date); and

A total number of Additional Accounts not in excess of the lesser of:

•	the result of (A) 7.5% of the total number of accounts determined as of the first day of the third preceding Monthly Period minus (B) the total number of accounts that have been designated as Additional Accounts, excluding accounts the designation of which satisfied the Note Rating Agency Condition, since the first day of the third preceding Monthly Period; and
•	the result of (A) 15% of the total number of accounts determined as of the first day of the calendar year in which such addition date occurs minus (B) the total number of accounts that have been designated as Additional Accounts, excluding accounts the designation of which satisfied the Note Rating Agency Condition, since the first day of such calendar year.
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Removal of Assets

The transferor (without independent verification of its authority) may, but will not be obligated to, designate accounts and the Receivables arising under those accounts for removal from the issuing entity. The removal could occur for a number of reasons, including a determination by the transferor that the issuing entity contains more Receivables than the transferor is obligated to retain in the issuing entity under the transfer agreement or a determination that the transferor does not desire to obtain additional financing through the issuing entity at such time. As long as the removal of accounts from the issuing entity satisfies the conditions listed below, the removed accounts may, individually or in the aggregate, be of a higher credit quality than the accounts that remain in the issuing entity. In connection with such a removal, the indenture trustee will be required to transfer all Receivables in those removed accounts back to the transferor, whether the Receivables already exist or arise after the designation.

The transferor’s rights to removal are subject to the satisfaction of several conditions listed in the transfer agreement, including:

•	notice is delivered to each hired nationally recognized statistical rating organization, the owner trustee, the indenture trustee and the servicer;
•	delivery to the owner trustee and the indenture trustee for execution of a written reassignment of Receivables in the removed accounts;
•	delivery to the indenture trustee of a computer file containing a true and complete list of all removed accounts;
•	satisfaction of the Note Rating Agency Condition with respect to such removal; and
•	delivery by the transferor to the owner trustee and the indenture trustee of a certificate of an authorized officer to the effect that, in the reasonable belief of the transferor,
(i)	no selection procedure believed to be materially adverse to, or materially beneficial to, the interests of any noteholders was used in selecting the removed accounts from among any pool of accounts of a similar type; and
(ii)	such removal will not have a material adverse effect on any outstanding series or class of notes.

In any Monthly Period, there may be more than one removal of assets. In addition, the accounts designated to be removed from the issuing entity’s Portfolio need not be selected randomly by the transferor.

The transferor may designate removed accounts without being subject to the final two bullet points set forth above if the removed accounts are accounts originated or acquired under a specified private label agreement, merchant agreement, co-branded agreement or other program which is co- owned, operated or promoted; provided, that such agreement has terminated in accordance with its terms, or the accounts are being removed due to other circumstances caused by requirements of agreements in which the right to such removed accounts is determined by a party or parties to such agreements.

In addition to the foregoing, on the date when any Receivable in an account becomes a Defaulted Receivable (including any related Finance Charge Receivables), the indenture trustee and the issuing entity will automatically and without further action or consideration transfer, set over and otherwise convey to the transferor, without recourse, representation or warranty, all right, title and interest of the indenture trustee and the issuing entity in, to and under the Defaulted Receivables (including any related Finance Charge Receivables) in such account, all monies due or to become due, all amounts received or receivable with respect thereto and all proceeds thereof.

Discount Option

The transferor will have the option to designate at any time and from time to time a Discount Option Percentage, of all Principal Receivables existing in all or any specified portion of the accounts to be treated as Finance Charge

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Receivables on or after the discount option date. On or after such discount option date, the transferor will also have the option of increasing, reducing or withdrawing the Discount Option Percentage, at any time and from time to time, without notice to or the consent of any noteholder. The transferor will provide to the servicer, the owner trustee, the indenture trustee, and any hired nationally recognized statistical rating organization written notice no later than 30 days prior to of the applicable discount option date notifying such party of any such designation or increase, reduction or withdrawal. Such designation, increase, reduction or withdrawal will become effective on the discount option date specified in such notice upon satisfaction of the following conditions:

(i)	the transferor will have delivered to the owner trustee and the indenture trustee an officer’s certificate of the transferor certifying that, in the reasonable belief of the transferor based on facts known to the transferor at such time, such designation, increase, reduction or withdrawal will not, at the time of its occurrence, cause an early amortization event or event of default with respect to any series or class of notes to occur or an event which, with notice or the lapse of time or both, would constitute an early amortization event or event of default with respect to any series or class of notes;
(ii)	the Note Rating Agency Condition will have been satisfied with respect to such designation, increase, reduction or withdrawal; and
(iii)	the transferor will have caused an Issuer Tax Opinion to be delivered to the owner trustee and the indenture trustee.

Following a change in the Discount Option Percentage, the transferor will apply the new Discount Option Percentage to all or any specified portion of newly generated and existing Principal Receivables. After the discount option date, the discount option receivables collections will be treated as Finance Charge Collections.

Issuing Entity Accounts

The issuing entity has established issuing entity accounts. The issuing entity has established a Collection Account for the purpose of receiving Collections on the Receivables included in the issuing entity and Collections on any other assets in the issuing entity.

In addition, the issuing entity has established an Excess Funding Account for the purpose of holding Principal Collections that would otherwise be paid to the holder of the Transferor Interest at a time when (i) the Transferor Amount is, or as a result of a payment would become, less than the Required Transferor Amount or (ii) the Pool Balance is, or as a result of a payment would become, less than the Required Pool Balance.

The issuing entity has also established additional issuing entity accounts. Issuing entity accounts are Eligible Deposit Accounts and amounts maintained in issuing entity accounts may only be invested by the indenture trustee at the written direction of the issuing entity, without independent verification of its authority, in Eligible Investments. Each issuing entity account currently is maintained at U.S. Bank, National Association. If at any time (i) an issuing entity account ceases to be an Eligible Deposit Account, that issuing entity account must be moved so that it will again be qualified as an Eligible Deposit Account or (ii) the issuer determines for any reason that any issuing entity account should be held at a different Eligible Institution, then, upon prior written notice to the indenture trustee, the issuing entity may establish or cause to be established new issuing entity accounts that each qualify as an Eligible Deposit Account and will transfer all funds or other property from the existing issuing entity accounts to such new issuing entity accounts.

Payments in respect of the Receivables will be deposited into the Collection Account on a daily basis and allocated to each series of notes and to the Transferor’s Interest. Collections allocated to the Series 20[●]-[●] notes will be applied as specified in this prospectus including, as applicable, to make deposits into the series principal funding account, the accumulation reserve account, and any other issuing entity account [to make payments under any applicable derivative agreements].

[Derivative Agreements]

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[The Series 20[●]-[●] notes have the benefit of [a currency swap,] [an interest rate swap,] [a cap (obligating a derivative counterparty to make payments if a reference rate is greater than a specified rate),] [a floor (obligating a derivative counterparty to make payments if a reference rate is less than a specified rate),] [or] [a collar (obligating a derivative counterparty to make payments if a reference rate is greater than a specified rate and entitling the derivative counterparty to receive payments if the same reference rate is less than a lower specified rate)]. The issuing entity will receive payments from [●] in exchange for the issuing entity’s payments to them, to the extent required under the derivative agreements. [The specific terms of any derivative agreement applicable to a series or class of notes and a description of the related counterparty will be included in the prospectus. BBD or any of its affiliates may be counterparties to a derivative agreement.]]

[Supplemental Credit Enhancement Agreements and Supplemental Liquidity Agreements]

[The Series 20[●]-[●] notes have the benefit of additional forms of supplemental credit enhancement – referred to herein as supplemental credit enhancement agreements – in the form of a [letter of credit] [surety bond]. The Series 20[●]-[●] notes also have the benefit of [supplemental liquidity agreements]. [The specific terms of any supplemental credit enhancement agreement or supplemental liquidity agreement applicable and a description of the related provider will be included in the prospectus. BBD or any of its affiliates may be providers of any supplemental credit enhancement agreement or supplemental liquidity agreement.]]

Representations, Warranties and Reassignment of Assets

The transferor will make several representations and warranties to the issuing entity in the transfer agreement.

Regarding the Transferor

The transferor will make certain representations and warranties to the issuing entity in the transfer agreement to the effect that, among other things, as of each issuance date of a series or class of notes:

•	the transferor is validly existing, in good standing under the laws of its state of organization and has full power and authority to own its properties, conduct its business and perform its obligations under the documents; and
•	the execution and delivery of the transaction documents (including account assignments) by the transferor and the consummation of the transactions provided for in such documents have been duly authorized by the transferor.

Regarding Enforceability and Clear Title

The transferor will also make certain representations and warranties to the issuing entity in the transfer agreement with respect to the Receivables and other assets to the effect that, among other things:

•	as of (i) each issuance date of a series or class of notes and (ii) each date Additional Accounts are designated and their Receivables transferred to the issuing entity, the transfer agreement, the receivables purchase agreement and the servicing agreement constitutes a legal, valid and binding obligation of the transferor enforceable against the transferor; and
•	as of (i) each issuance date of a series or class of notes and (ii) each date Additional Accounts are designated and their Receivables transferred to the issuing entity, the applicable documents constitutes a valid transfer to the issuing entity of all right, title and interest of the transferor of the assets or constitutes a grant of a first priority security interest (as defined in the applicable UCC) in these Receivables which security interest is prior to all other liens.
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Reassignment for Breach

In the event of a material breach of any of the representations and warranties described in the above paragraphs that has a material adverse effect on the Receivables or the availability of the proceeds thereof to the issuing entity, the indenture trustee or holders of notes evidencing more than 50% of the Outstanding Dollar Principal Amount of all notes, by written notice to the transferor, the administrator and the servicer (and to the owner trustee and the indenture trustee if given by such noteholders), may direct the transferor to accept the reassignment of the Receivables included in the issuing entity within 60 days of such notice, or within such longer period specified in such notice. The transferor will be obligated to accept the reassignment of such Receivables on the Note Transfer Date following the Monthly Period in which such reassignment obligation arises. Such reassignment will not be required to be made, however, if on any day during such applicable period, the relevant representation and warranty will then be true and correct in all material respects.

The price for such reassignment will be the Reassignment Amount. On the Note Transfer Date following the Monthly Period in which such reassignment obligation arises, the applicable transferor will deposit the portion of the Reassignment Amount attributable to the applicable notes in the Collection Account to be treated as Principal Collections or Finance Charge Collections. The payment of such Reassignment Amount in immediately available funds will be considered a payment in full of the noteholders’ interest and such funds will be distributed upon presentation and surrender of the related notes. If the indenture trustee or holders of notes give a notice as provided above, the obligation of the transferor to make any such deposit will constitute the sole remedy respecting a breach of the representations and warranties available to those noteholders or the indenture trustee on behalf of those noteholders.

Marking of Transferor Records

In connection with each transfer of Receivables to the issuing entity, the computer records relating to such Receivables will be marked to indicate that those Receivables have been conveyed to the issuing entity. In addition, on the applicable date of designation the issuing entity and the indenture trustee will be provided with an account schedule containing a true and complete list showing for each account its account number and, within two Business Days of such designation, the indenture trustee and the issuing entity will be provided with a supplement to such account schedule showing for each account, as of the applicable date of designation, the aggregate amount of Receivables in such account. The transferor has filed and is required to file UCC financing statements for the transfer of the Receivables to the issuing entity meeting the requirements of applicable state law.

Representations Concerning Eligible Accounts and Eligible Receivables

In the transfer agreement, the transferor makes representations and warranties to the issuing entity to the effect that, among other things:

•	as of each applicable date on which an account is selected to be included in the issuing entity’s Portfolio, referred to in this prospectus as the selection date, each account was an Eligible Account;
•	as of each applicable selection date, each of the Receivables then existing in the accounts was an Eligible Receivable; and
•	as of the date of creation of any new Receivable, such Receivable is an Eligible Receivable.

If the transferor materially breaches any representation and warranty described in the preceding paragraph, and such breach has a material adverse effect on any noteholders and remains uncured for 60 days (or such longer period, not in excess of 120 days, as to which the indenture trustee agrees) after the earlier to occur of the discovery of the breach by the transferor and receipt of written notice of the breach by the transferor, then all Receivables with respect to an affected account will be reassigned to the transferor on the terms and conditions set forth below. In such case, the Ineligible Receivable will no longer be included as part of the issuing entity’s assets and the account related to the Ineligible Receivable will no longer be included in the issuing entity’s Portfolio.

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An Ineligible Receivable will be reassigned to the transferor on or before the first Payment Date following the Monthly Period in which such reassignment obligation arises by the servicer deducting the portion of such Ineligible Receivable that is a principal receivable from the aggregate amount of Principal Receivables used to calculate the Transferor Amount and the Pool Balance. In the event that the exclusion of an Ineligible Receivable from the calculation of the Transferor Amount or the Pool Balance would cause the Transferor Amount to be reduced below the Required Transferor Amount or the Pool Balance to be reduced below the Required Pool Balance, the transferor will on the second Business Day following such determination make a deposit in the Excess Funding Account in immediately available funds in an amount equal to the greater of the amount by which (x) the Transferor Amount would be reduced below the Required Transferor Amount or (y) the Pool Balance would be reduced below the Required Pool Balance.

The reassignment of any Ineligible Receivable to the transferor, and the obligation of the transferor to make deposits into the Excess Funding Account as described in the preceding paragraph, is the sole remedy respecting any breach of the representations and warranties described in the first paragraph of this section with respect to such Receivable available to the holder of notes or the indenture trustee on behalf of those noteholders.

Additional Representations and Warranties

It is not required or anticipated that the indenture trustee will make any initial or periodic general examination of the Receivables or any records relating to the Receivables for the purpose of establishing the presence or absence of defects, the compliance by the transferor of its representations and warranties or for any other purpose. BBD and its affiliates, however, have performed such a review of the Receivables. See “Annex I: The Trust Portfolio – Review of Pool Assets”. In addition, it is not anticipated or required that the indenture trustee will make any initial or periodic general examination of the servicer for the purpose of establishing the compliance by the servicer with its representations or warranties or the performance by the servicer of its obligations under the servicing agreement or for any other purpose. The servicer, however, will deliver to the indenture trustee on or before March 31 of each calendar year an opinion of counsel with respect to the validity of the interest of the indenture trustee in and to the Receivables and certain other assets of the issuing entity.

Description of the Receivables Purchase Agreement

The following summarizes the material terms of the receivables purchase agreement between BBD and Dryrock Funding. A form of the receivables purchase agreement is filed as an exhibit to the registration statement, of which this prospectus is a part.

Sale of Receivables

BBD is the owner of the accounts which contain the Receivables that are purchased by the transferor pursuant to the receivables purchase agreement and then transferred by the transferor to the issuing entity. In connection with the sale of Receivables to the transferor, BBD has:

•	filed appropriate UCC financing statements to evidence the sale to the transferor and to perfect the right, title and interest of the transferor in those Receivables; and
•	indicated in its books and records (including any related computer files) that the Receivables have been sold by BBD to the transferor.

Pursuant to the receivables purchase agreement, BBD:

•	sold all of its right, title and interest, if any, in the Receivables existing in the initial accounts at the initial closing date and in the Receivables thereafter arising in those accounts, in each case including all insurance proceeds, Interchange, and Recoveries allocable to such Receivables, all monies due or to become due, all amounts received or receivable, all Collections and all proceeds, each as it relates to such Receivables; and
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•	will, from time to time, at the request of the transferor, designate Additional Accounts and sell to the transferor all of its right, title and interest in the Receivables existing in the Additional Accounts on the addition date and in the Receivables arising thereafter in those accounts, in each case including insurance proceeds, Interchange, Recoveries, all monies due or to become due, all amounts received or receivable, all Collections and all proceeds, each as it relates to such Receivables.

Pursuant to the transfer agreement, the transferor has assigned all of its right, title and interest in the receivables purchase agreement, including its right to enforce the agreement against BBD, to the issuing entity.

Representations and Warranties

In the receivables purchase agreement, BBD represents and warrants to the transferor that, among other things:

•	it is validly existing in good standing under the applicable laws of the jurisdiction of its incorporation and has full power and authority to own its properties and conduct its business;
•	its execution and delivery of the receivables purchase agreement and its performance of the transactions contemplated by that agreement will not conflict with or result in any breach of any of the material terms of or constitute a material default under any agreement to which BBD is a party or by which its properties are bound and will not conflict with or violate any requirements of law applicable to it; and
•	all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained by it in connection with its execution and delivery of, and its performance of the receivables purchase agreement, have been obtained.

Covenants

In the receivables purchase agreement, BBD makes the following covenants, among others:

•	except (i) as otherwise required by any requirements of law or (ii) as is deemed by BBD to be necessary in order for it to maintain its credit card business or a program operated by such credit card business on a competitive basis based on a good faith assessment by it of the nature of the competition with respect to such credit card business or such program, BBD will not at any time reduce the annual percentage rate of the periodic rate finance charges assessed on the Receivables or take any other action with respect to any of the accounts or removed accounts if such reduction is not also applied to any comparable segment of credit card accounts owned by BBD which have characteristics the same as or substantially similar to such accounts or removed accounts that are subject to such change, except as otherwise restricted by an endorsement, sponsorship or other agreement between BBD and an unrelated third party or by the terms of the account agreements; and
•	subject to compliance with all requirements of law and the first bullet point above, BBD may affect or permit a change to the terms and provisions of the account agreements or the account guidelines in any respect (including the calculation of the amount, or the timing, of charge-offs and other fees to be assessed thereon), however, BBD will not take any action with respect to any account agreement or such account guideline, which at the time of such action, BBD reasonably believes will have a material adverse effect on the transferor.

Repurchase Obligations

In the receivables purchase agreement, BBD makes the following representations and warranties relating to the Receivables, among others:

•	the list of accounts and information concerning the accounts provided by it to the transferor is true and correct in all material respects;
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•	each Receivable conveyed by it to the transferor has been conveyed free and clear of any lien or encumbrance, except liens permitted by the receivables purchase agreement;
•	all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained, effected or given by it in connection with the conveyance of Receivables to the transferor have been duly obtained, effected or given and are in full force and effect;
•	as of each applicable selection date, each account was an Eligible Account;
•	as of each applicable selection date, each of the Receivables then existing in the accounts was an Eligible Receivable;
•	as of the date of creation of any new Receivable, such receivable is an Eligible Receivable; and
•	no selection procedures believed by BBD to be materially adverse to the interest of the transferor or its transferees have been used in selecting the accounts.

The receivables purchase agreement provides that if BBD breaches any of the representations and warranties described above and, as a result, the transferor is required under the transfer agreement to accept a reassignment of the related Ineligible Receivables transferred to the issuing entity by the transferor, then BBD will accept reassignment of such Ineligible Receivables and pay to the transferor an amount equal to the unpaid principal balance of such Ineligible Receivables. See “– Representations, Warranties and Reassignment of Assets”.

Reassignment of Other Receivables

BBD also represents and warrants in the receivables purchase agreement that (i) the receivables purchase agreement and any supplemental conveyance each constitutes a legal, valid and binding obligation of BBD and (ii) the receivables purchase agreement and any supplemental conveyance constitute a valid sale to the transferor of all right, title and interest of BBD of the Receivables, including all Recoveries, all monies due or to become due, all amounts received or receivable, all Collections and all proceeds, each as it relates to such Receivables, and that the sale is perfected under the applicable UCC. As described above, BBD also represents and warrants that (x) it is validly existing and has all needed power and authority and (y) its execution and performance of the receivables purchase agreement has been duly authorized. If a representation described in the preceding sentences is not true and correct in any material respect and as a result of the breach the transferor is required under the transfer agreement to accept a reassignment of all of the Receivables previously sold by BBD pursuant to such receivables purchase agreement, BBD will accept a reassignment of those Receivables. See “– Representations, Warranties and Reassignment of Assets”. If BBD is required to accept such reassignment, BBD will pay to the transferor an amount equal to the unpaid principal balance of the reassigned Receivables.

Reassignment of Terminated Agreement Receivables

If a program agreement which is co-owned, operated or promoted by BBD for the benefit of a third party terminates in accordance with its terms, or the accounts must be removed due to other circumstances caused by requirements of an affinity program in which the right to require such accounts to be removed is determined by an affinity counterparty or its designee (other than BBD, the transferor or any affiliate or agent of BBD or the transferor), then BBD will repurchase from the transferor all Receivables in the related accounts. The price at which BBD repurchases such Receivables will be equal to the price at which BBD resells such Receivables to the affinity counterparty or its designee, so that BBD does not realize a gain or a loss as a result of such repurchase and sale.

Amendments

The receivables purchase agreement may be amended by BBD and the transferor without consent of any noteholders. Except as described below, no amendment, however, may be effective unless:

•	the Note Rating Agency Condition has been satisfied; and
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•	BBD will deliver an officer’s certificate, dated the date of such action, stating that it reasonably believes that the amendment will not result in an early amortization event.

Amendments may be made to comply with the FDIC Rule or to comply with legal or regulatory changes upon delivery by BBD of an Officer’s Certificate to the effect that (x) BBD reasonably believes that such action will not result in an early amortization event or (y) such action is required to remain in compliance with the FDIC Rule or any other change of law or regulation which applies to BBD, Dryrock Funding or the transactions governed by the receivables purchase agreement.

In addition, an amendment to cure an ambiguity or to correct or supplement any defective or inconsistent provision contained in the receivables purchase agreement or in any amendment to the receivables purchase agreement may be made upon delivery by BBD to the indenture trustee of an Officer’s Certificate to the effect that BBD reasonably believes that such action will not result in an early amortization event.

Termination

The receivable purchase agreement will continue until terminated by the mutual agreement of the parties thereto. In addition, if a receiver or conservator is appointed for BBD or certain other liquidation, bankruptcy, insolvency or other similar events occur, BBD will cease to transfer Receivables to the transferor and promptly give notice of that event to the transferor and the indenture trustee, unless the receiver or conservator instructs otherwise.

Consumer Protection Laws

The relationship between an accountholder and a credit or charge card lender is extensively regulated by federal, state and local consumer protection laws and by regulations enacted by regulators implementing these laws. With respect to credit card accounts owned by BBD, the most significant federal laws include the Truth in Lending Act, the Credit CARD Act, the Dodd-Frank Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act and the State of Delaware banking laws. These statutes impose pricing restrictions, prohibitions on certain unfair, deceptive or abusive acts or practices, disclosure requirements before and when an account is opened and at the end of monthly billing cycles and, in addition, limit accountholder liability for unauthorized use, prohibit certain discriminatory practices in extending credit or charging privileges, impose certain limitations on the type of account-related charges that may be issued, impose payment, billing and other process requirements and regulate collection practices. In addition, accountholders are entitled under these laws to have payments and credits applied to their accounts promptly and to require billing errors to be resolved promptly. The issuing entity may be liable for certain violations of consumer protection laws that apply to the Receivables, either as assignee from the transferor with respect to obligations arising before transfer of the Receivables to the issuing entity or as the party directly responsible for obligations arising after the transfer. In addition, an accountholder may be entitled to assert such violations by way of setoff against the obligation to pay the amount of Receivables owing. See “Risk Factors”. All Receivables that were not created or serviced in compliance in all material respects with the requirements of such laws, subject to certain conditions described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”, will be reassigned to the transferor. For a discussion of the issuing entity’s rights if the Receivables were not created in compliance in all material respects with applicable laws, see “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”.

The Servicemembers Civil Relief Act allows individuals on active duty in the military to cap the interest rate and fees on debts incurred before the call to active duty at 6%. In addition, subject to judicial discretion, any action or court proceeding in which an individual in military service is involved may be stayed if the individual’s rights would be prejudiced by denial of such a stay. Currently, some accountholders with outstanding balances have been placed on active duty in the military, and more may be placed on active duty in the future.

As of October 3, 2017, the Military Lending Act of 2006 (“MLA”) and its implementing regulations were expanded to provide protection to service members and their families with respect to a wider range of credit products, including credit extended in a new credit card account under an open-end consumer credit plan. The MLA caps the military annual percentage rate of any such credit card at 36% and prohibit arbitration clauses. In addition, the MLA subjects creditors to civil liability and administrative enforcement for MLA violations and potentially void contracts that fail to comply with the MLA.

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Application of federal and state bankruptcy and debtor relief laws would affect the interests of noteholders in the Receivables if such laws result in any Receivables being charged off as uncollectible when there are no funds available from supplemental credit enhancement or other sources.

Asset Representation Review

The asset representations reviewer will be responsible for reviewing the Sixty Day Delinquent Assets for compliance with the ARR Representations and Warranties when the following conditions have been satisfied:

•	A Delinquency Trigger Event has occurred; and
•	The noteholders have voted to direct an ARR Review pursuant to the process described below under “– Asset Review Voting”.

Asset Review Voting

Upon the occurrence of a Delinquency Trigger Event noteholders of all outstanding notes (which, for the avoidance of doubt, for purposes of this section will mean the beneficial owner of a note rather than Cede & Co.) will have the right with respect to such Delinquency Trigger Event to initiate a vote to determine whether or not to direct the asset representations reviewer to undertake a review of Sixty Day Delinquent Assets to determine whether or not such Sixty Day Delinquent Assets complied with the ARR Representations and Warranties. Upon disclosure of the occurrence of a Delinquency Trigger Event in the monthly noteholders’ statement relating to the Monthly Period when the Delinquency Trigger Event occurred, noteholders will have 90 days from the date of such disclosure to determine whether or not to initiate a vote. In order to initiate a vote, during such 90 day period noteholders must send written notification to the indenture trustee indicating that in light of the occurrence of a Delinquency Trigger Event (such Delinquency Trigger Event to be specified in such written notification) they are in favor of initiating a vote with respect to such specified Delinquency Trigger Event to determine whether or not to direct the asset representations reviewer to undertake an ARR Review. The indenture trustee will record the written notifications received from noteholders during such 90 day period as they relate to each identified Delinquency Trigger Event. Prior, however, to recording any written notification received during such 90 day period and in order to verify the noteholder is, in fact, a beneficial owner, the indenture trustee must receive, but may not require more than, verification in the form of (x) written certification from such noteholder that it is a holder of beneficial interests in an outstanding note and (y) one other form of documentation such as a trade confirmation, account statement, a letter from a broker or dealer, or other similar document. The indenture trustee may also set a record date for purposes of determining the identity of noteholders in accordance with the Trust Indenture Act of 1939, as amended, Section 316(c). If at any time during such 90 day period noteholders holding no less than 5% of the aggregate Adjusted Outstanding Dollar Principal Amount of all outstanding notes (determined as of the date the Delinquency Trigger Event occurred) are recorded by the indenture trustee with respect to a specified Delinquency Trigger Event as being in favor of initiating a vote to determine whether or not to direct the asset representations reviewer to undertake an ARR Review, then (as of the date of recordation of such 5%) with respect to such Delinquency Trigger Event a vote will be initiated and undertaken pursuant to the voting guidelines promulgated by the DTC relating to notes registered in the name of Cede & Co. (as described below). If initiated, the issuing entity will include in its Form 10-D filing related to the Monthly Period in which such vote was initiated (a) the date such vote was initiated, (b) the timeline for submitting a vote, and (c) a statement to the effect that noteholders can exercise their right to vote, by proxy or otherwise, in accordance with the applicable DTC voting guidelines and procedures. BBD will pay all costs, expenses and liabilities incurred by the indenture trustee, the transferor and the issuing entity in connection with the voting process. The vote as to whether or not to undertake an ARR Review will be completed within 150 days of disclosure in the monthly noteholders’ statement of the occurrence of a Delinquency Trigger Event. If at the end of such 150 day period noteholders holding more than 50% of the aggregate Adjusted Outstanding Dollar Principal Amount of noteholders casting a vote, cast such vote in favor of an ARR Review, then the asset representations reviewer (upon receipt of notification from the servicer) will undertake an ARR Review. The Sixty Day Delinquent Assets reviewed will be those reported in and relating to the monthly noteholders’ statement for the monthly period in which the conditions for an ARR Review were satisfied. The servicer will provide the asset representations reviewer with notice of a vote in favor of an ARR Review and access to copies of any underlying documents related to performing the ARR Review, as set forth in the asset representations reviewer agreement. If noteholders holding more than 50% of the aggregate Adjusted Outstanding Dollar Principal Amount of the noteholders casting a vote, cast such vote in favor of an ARR Review,

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then the issuing entity will include in its Form 10-D filing related to the Monthly Period in which such voting concluded a statement to the effect that a vote was conducted by the noteholders and that as a result of such vote an ARR Review will be undertaken by the asset representations reviewer relating to the specified Delinquency Trigger Event. If noteholders holding less than 50% of the aggregate Adjusted Outstanding Dollar Principal Amount of the noteholders casting a vote, cast such vote in favor of an ARR Review, then the issuing entity will include in its Form 10-D filing related to the Monthly Period in which such voting concluded a statement to the effect that a vote was conducted by the noteholders and that as a result of such vote no ARR Review will be undertaken by the asset representations reviewer relating to the specified Delinquency Trigger Event.

Asset Review

The ARR Review will be performed in accordance with the procedures set forth in the asset representations reviewer agreement. Upon completion of the ARR Review, the asset representations reviewer will deliver a report to the indenture trustee, with a copy to BBD, setting forth its findings and conclusions. Such report will not determine whether noncompliance with the ARR Representations and Warranties constitutes a breach of any contractual provision under the transaction documents and the asset representations reviewer will not determine the reason for the delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance by the servicer with its covenants with respect to the servicing of the receivables. The Form 10-D filed with respect to the Monthly Period in which the report is delivered will include a summary of the findings and conclusions. Not later than 60 days after receipt of the full report prepared by the asset representations reviewer, BBD will determine whether any instance of noncompliance with the ARR Representations and Warranties constitutes a breach of any contractual provision under the transaction documents and whether or not to direct a reassignment of any of the receivables subject to the ARR Review. The procedures relating to reassignment of receivables are set forth in the Series 20[●]-[●] indenture supplement.

Delinquency Trigger Percentage Methodology

The Delinquency Trigger Percentage for Series 20[●]-[●] is the lesser of (i) [●]% and (ii) the Delinquency Trigger Percentage specified in the indenture supplement for any other outstanding series of notes. This percentage was determined by first analyzing historical information regarding the Approved Portfolio’s Sixty Day Delinquent Assets since 20[●] and identifying the Approved Portfolio’s Sixty Day Delinquency Rate historical peak (the “Historical Delinquency Peak”). A multiple was then applied to the Historical Delinquency Peak to determine the Delinquency Trigger Percentage. Applying a multiple to the Historical Delinquency Peak reduces the likelihood that the Delinquency Trigger Percentage will be breached due to general fluctuations in consumer credit cycles unrelated to breaches of the ARR Representations and Warranties. In setting this Delinquency Trigger Percentage, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables comprising the Trust Portfolio might not have complied with the ARR Representations and Warranties.

This Delinquency Trigger Percentage also generally correlated to a level of gross principal losses that would have caused a hypothetical Excess Spread Percentage for Series 20[●]-[●] (calculated based on the historical performance of the Trust Portfolio) to be reduced below [0]%.

On account of the issuing entity having been established in August 2012, we believe it is more appropriate to base the Delinquency Trigger Percentage calculation on the Approved Portfolio’s Historical Delinquency Peak because the Approved Portfolio has experienced a greater number of distinct consumer credit cycles and multiple market fluctuations dating back to 20[●].

We believe that by employing this methodology and setting the Delinquency Trigger Percentage at this level, we are providing an appropriate early warning indicator to noteholders at a point in time when a noteholder may benefit from an ARR Review.

If due to the introduction or any change in or in the interpretation of any law or regulations or the imposition of any guideline or request from any central bank or other governmental authority, in each case after the date hereof, the Delinquency Trigger Percentage (in the reasonable good faith judgment of the servicer) should be re-determined, the servicer will submit to the indenture trustee an officer’s certificate setting forth in reasonable detail the basis for the re-determination and the revised Delinquency Trigger Percentage. In the absence of manifest error, and following the

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delivery of such officer’s certificate to the indenture trustee, the revised Delinquency Trigger Percentage will be effective as of the date such revised Delinquency Trigger Percentage is reported in the monthly noteholders’ statement.

Asset Representations Reviewer Agreement

Clayton has entered into an asset representations reviewer agreement by and among itself, BBD and the issuing entity dated as of May 13, 2016, whereby Clayton agrees to serve as the asset representations reviewer, and upon receipt of notice, agrees to undertake an ARR Review and perform the review functions set forth in the asset representations reviewer agreement, which includes reviewing the Sixty Day Delinquent Assets for compliance with the ARR Representations and Warranties. The servicer agrees to provide to the asset representations reviewer, subject only to the confidentiality provisions set forth in the asset representations reviewer agreement, access to any review materials within 60 days of delivery of the notice to the asset representations reviewer. Access may be provided in one or more of the following ways: (i) by providing access to the servicer’s receivables systems, either remotely or at one of the properties of the servicer, (ii) by electronic posting to a password-protected website to which the asset representations reviewer has access, (iii) by providing originals or photocopies at one of the properties of the servicer where the applicable files are located or (iv) in any other manner agreed to by the servicer and the asset representations reviewer.

BBD, as sponsor, will pay the asset representations reviewer an annual retainer fee as well as a fee related to any ARR Review.

The asset representations reviewer will not be liable to any person for any action taken, or not taken, in good faith under the asset representations reviewer agreement or for errors in judgment; however, the asset representations reviewer will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the asset representations reviewer agreement. In no event will any party to the asset representations reviewer agreement be liable for special, indirect or consequential loss or damage (including loss of profit).

BBD may, without cause, but upon thirty (30) days advance written notice to the asset representations reviewer, terminate all of the rights and obligations of the asset representations reviewer agreement; provided that any such termination without cause will not be effective until the asset representations reviewer has completed and timely delivered all review reports for any then in- progress ARR Reviews; and provided further, that removal or resignation of the asset representations reviewer will not become effective until the acceptance and appointment of a successor asset representations reviewer.

The asset representations reviewer may not resign as asset representations reviewer, except (i) upon determination that (A) the performance of its obligations under the asset representations reviewer agreement are no longer permitted under applicable law and (B) there is no reasonable action that it could take to make the performance of its obligations under the asset representations reviewer agreement permitted under applicable law, (ii) with the consent of BBD, or (iii) in the event of non-receipt of payment. The asset representations reviewer will give BBD sixty (60) days’ prior written notice of its resignation. After the delivery by the asset representations reviewer of written notice of resignation, the asset representations reviewer agrees to work diligently and in good faith with BBD in effecting the transfer of the responsibilities and rights of the asset representations reviewer under the asset representations reviewer agreement to a successor asset representations reviewer. No resignation of the asset representations reviewer will become effective until a successor asset representations reviewer is in place.

Subject to any indemnity amounts owed under the asset representations reviewer agreement, any and all expenses related to the removal or resignation of an asset representations reviewer and the appointment of a successor asset representations reviewer will be several and not joint and each party thereto will be responsible for any and all costs such party incurs that arises directly or indirectly out of such resignation, removal and transition to a successor asset representations reviewer, and no party thereto will look to any other party thereto for purposes of paying or reimbursing such costs or expenses.

BBD agrees to indemnify and defend the asset representations reviewer against any and all losses that the asset representations reviewer may sustain in connection with claims asserted at any time by third parties against the asset representations reviewer which result from any act taken by the asset representations reviewer (acting in good faith) under the asset representations reviewer agreement, unless such losses are the result of (a) the material breach of the

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asset representations reviewer agreement by the asset representations reviewer, (b) the asset representations reviewer’s failure to comply with requirements of applicable federal, state and local laws and regulations, in performing its duties as the asset representations reviewer, (c) the negligence, willful misconduct or bad faith of the asset representations reviewer, or (d) any material failure of the representations, warranties or covenants made by the asset representations reviewer under the asset representations review agreement to be true and correct.

The asset representations reviewer will indemnify, defend and hold harmless BBD, from and against any losses to the extent that such losses arose out of, or were imposed upon BBD through (i) the negligence, willful misconduct or bad faith of the asset representations reviewer in the performance of its duties, (ii) or by reason of the asset representations reviewer’s material breach of any of its representations, warranties or covenants in the asset representations reviewer agreement or (iii) failure by the asset representations reviewer to comply with applicable law or an applicable BBD policy to which the asset representations reviewer acknowledged and accepted in writing.

Fees and Expenses for Asset Review

The asset representations reviewer will be paid an annual fee by BBD, in its capacity as sponsor, at such times and in such amounts as is set forth in a fee letter by and between BBD and the asset representations reviewer (the “ARR Fee Letter”) in accordance with the asset representations reviewer agreement. However, that fee does not include the fees and expenses of the asset representations reviewer in connection with an ARR Review. Under the asset representations reviewer agreement, the asset representations reviewer will be entitled to receive a fee in connection with an ARR Review, which fee will be paid by BBD in its capacity as sponsor as set forth the the ARR Fee Letter. Both the annual fee and any fees in connection with an ARR Review can and will change over time based on market pricing. Neither fee will be paid by the issuing entity with Collections.

Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity

BBD will service the Receivables arising in the credit card accounts owned by BBD, which are designated to the issuing entity’s Portfolio. As compensation for the performance of its obligations as servicer and as reimbursement for its expenses related thereto, BBD will be entitled to a servicing fee in the amounts and at the times specified in the prospectus.

The servicer may not resign from its obligations and duties under the servicing agreement except:

(i)	upon determination that the performance of such obligations and duties is no longer permissible under applicable law, or
(ii)	if such obligations and duties are assumed by an affiliate or by another entity if the Note Rating Agency Condition has been satisfied.

No such resignation will become effective until the indenture trustee or a successor to the servicer has assumed the servicer’s obligations and duties under the servicing agreement. Notwithstanding the foregoing, the servicer may assign part or all of its obligations and duties as servicer under servicing agreement to an affiliate so long as BBD guarantees the affiliate’s performance.

Any person into which, in accordance with the servicing agreement, the servicer may be merged or consolidated or any person resulting from any merger or consolidation to which the servicer is a party, or any person succeeding to the business of the servicer, will be the successor to the servicer under the servicing agreement.

In addition, BBD or any of its affiliates will be the administrator of the issuing entity and will agree, to the extent provided in the servicing agreement, to provide notices and to perform on behalf of the issuing entity all administrative obligations required by the indenture and as described in the servicing agreement [(including in relation to any Benchmark Transition Event)]. As compensation for its performance of the administrator’s obligations under the servicing agreement, the administrator will be entitled to a monthly fee not to exceed $2,500, in addition to reimbursement for its liabilities and extra out-of-pocket expenses related to its performance of the administrator’s obligations, to be paid by the transferor.

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Servicer Default

In the event of any Servicer Default, either the indenture trustee or noteholders evidencing more than 50% of the aggregate Outstanding Dollar Principal Amount of all affected notes, by written notice to the servicer and the owner trustee (and to the indenture trustee if given by the noteholders) may terminate all of the rights and obligations of the servicer, as servicer, under the servicing agreement. The indenture trustee will appoint a new servicer. Any such termination and appointment is called a service transfer. If the only Servicer Default is bankruptcy, insolvency, receivership or conservatorship related, however, the bankruptcy trustee, the receiver or the conservator for the servicer or the servicer itself as debtor-in-possession may have the power to prevent the indenture trustee or noteholders from appointing a successor servicer. See “Risk Factors – Other Legal and Regulatory Risks – Regulatory action could result in losses or delays in payment”.

The rights and interests of the transferor under the transfer agreement and the servicing agreement and in the Transferor Interest will not be affected by any termination notice or service transfer. If the indenture trustee within 60 days of receipt of a termination notice does not receive any bids from eligible servicers and the servicer delivers an officer’s certificate to the effect that the servicer cannot in good faith cure the Servicer Default that gave rise to the termination notice, then the indenture trustee will assume the role of successor servicer.

The indenture trustee will, as promptly as possible after a termination notice is delivered, appoint a successor servicer. The successor servicer may be the indenture trustee or an entity which, at the time of its appointment as successor servicer, (1) services a portfolio of credit accounts, (2) is legally qualified and has the capacity to service the issuing entity’s Portfolio, (3) has, in the sole determination of the transferor, demonstrated the ability to service professionally and competently a portfolio of similar accounts in accordance with high standards of skill and care, (4) is qualified to use the software that is then being used to service the accounts or obtains the right to use or has its own software which is adequate to perform the duties of the servicer under the servicing agreement and other securitization agreements and (5) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter.

The successor servicer will accept its appointment by written instrument acceptable to the indenture trustee and the transferor. The successor servicer is entitled to compensation out of Collections; however, that compensation will not be in excess of the servicing fee and no funds have been set aside for a servicing transfer. See the prospectus for a discussion of the monthly servicing fee. Because BBD, as servicer, has significant responsibilities with respect to the servicing of the Receivables, the indenture trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to perform adequately the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the applicable indenture supplement. If no successor servicer has been appointed by the indenture trustee and has accepted such appointment by the time the servicer ceases to act as servicer, all rights, authority, power and obligations of the servicer under the servicing agreement will pass to and be vested in the indenture trustee. If U.S. Bank Trust Company, National Association is automatically appointed as successor servicer, it may not have the capacity to perform the duties required of a successor servicer and current servicing compensation under the applicable indenture supplement may not be sufficient to cover its actual costs and expenses of servicing the Receivables. Prior to any appointment of a successor servicer, the indenture trustee will seek to obtain bids from potential servicers meeting the eligibility requirements set forth in the servicing agreement to serve as a successor servicer of servicing compensation not in excess of the servicing fee plus any amounts payable to the holder of the Transferor Interest pursuant to the transfer agreement. If the indenture trustee is legally unable to act as servicer, it will petition a court of competent jurisdiction to appoint any established institution qualifying as an eligible servicer as the successor servicer under the servicing agreement. The indenture trustee will notify each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes, the owner trustee, the transferor and the administrator upon the removal of the servicer and upon the appointment of a successor servicer.

Evidence as to Compliance

The fiscal year for the issuing entity will end on December 31 of each year. The servicer will file with the SEC an annual report on Form 10-K on behalf of the issuing entity 90 days after the end of its fiscal year.

The servicer will deliver to the indenture trustee and, if required, file with the SEC as part of an annual report on Form 10-K filed on behalf of the issuing entity, the following documents:

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•	a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;
•	with respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and
•	a servicer compliance certificate, signed by an authorized officer of the servicer, to the effect that:
(i)	a review of the servicer’s activities during the reporting period and of its performance under the servicing agreement has been made under such officer’s supervision; and
(ii)	to the best of such officer’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the servicing agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer’s obligation to deliver any servicing assessment report or attestation report and, if required, to file the same with the SEC, is limited to those reports prepared by the servicer and, in the case of reports prepared by any other party, those reports actually received by the servicer.

Copies of all certificates and reports furnished to the indenture trustee may be obtained by a request in writing delivered to the indenture trustee. Except as described above or as described in this prospectus, there will not be any independent verification that any duty or obligation to be performed by any transaction party – including the servicer – has been performed by that party.

Indemnification

The servicing agreement provides that the servicer will indemnify the owner trustee and the indenture trustee from and against any loss, liability, expense, damage or injury suffered or sustained arising out of certain of the servicer’s actions or omissions with respect to the issuing entity pursuant to the servicing agreement. The servicer will also indemnify the owner trustee and the indenture trustee from and against any loss, liability, expense, damage or injury suffered or sustained arising out of the administration of the issuing entity by the owner trustee pursuant to the servicing agreement. The servicer will not, however, indemnify such entities if the acts of omission were caused by the negligence or willful misconduct of each entity.

The servicer will not be protected against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence of the servicer or any such person in the performance of their duties or by reason of reckless disregard of their obligations and duties thereunder.

In addition, the servicing agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the servicing agreement. The servicer may, in its sole discretion, undertake any such legal action which it may deem necessary or desirable for the benefit of noteholders with respect to the servicing agreement and the rights and duties of the parties thereto and the interests of the noteholders thereunder.

Collection and Other Servicing Procedures

BBD has been servicing credit card accounts since BBD began offering such accounts in 2000. See “Transaction Parties – BBD”. BBD currently is the servicer of the issuing entity and, in the future, may be the servicer of other master trusts or other securitization special purpose entities.

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Pursuant to the servicing agreement, the servicer, whether acting itself or through one or more subservicers, is responsible for servicing, collecting, enforcing and administering the Receivables in accordance with customary and usual procedures for servicing similar credit card receivables.

Servicing activities to be performed by the servicer include collecting and recording payments, communicating with accountholders, investigating payment delinquencies, providing billing and tax records to accountholders and maintaining internal records with respect to each account. Managerial and custodial services performed by the servicer on behalf of the issuing entity include providing assistance in any inspections of the documents and records relating to the accounts and Receivables by the indenture trustee pursuant to the servicing agreement, maintaining the agreements, documents and files relating to the accounts and Receivables as custodian for the issuing entity and providing related data processing and reporting services for noteholders and on behalf of the indenture trustee.

If BBD were to become a debtor in a bankruptcy case, a Servicer Default would occur and BBD could be removed as servicer for the issuing entity and a successor servicer would be appointed. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default” for more information regarding the appointment of a successor servicer.

Outsourcing of Servicing

Pursuant to the servicing agreement, BBD, as servicer, has the right to delegate or outsource its duties as servicer to any person who agrees to conduct such duties in accordance with the servicing agreement, the applicable account guidelines and the applicable account agreements. While performing a majority of the servicing functions itself, BBD has outsourced certain of its servicing functions by contracting with affiliated and unaffiliated third parties.

Notwithstanding any such outsourcing, the servicer will continue to be liable for all of its obligations under the servicing agreement. In certain circumstances, however, BBD could be relieved of its duties as servicer upon the assumption of such duties by another entity.

BBD and its affiliates retain the right to change various terms and conditions of the agreements with the third party vendors, and retain the right to change the third party vendors without the consent of the noteholders or the indenture trustee. Accordingly, third party vendors who provide services to BBD, its affiliates and its customers may change from time to time, and noteholders will not be notified of any change. Similarly, to the extent that the terms and conditions are altered or agreements with third party vendors, noteholders will not be given notice of those changes.

If an affiliated or unaffiliated third party performing certain outsourced or delegated functions were to enter bankruptcy or become insolvent, then the servicing of the accounts in the issuing entity could be delayed and payments on your notes could be accelerated, delayed or reduced.

The following discussion provides certain information regarding BBPLC, an affiliate of BBD, which performs certain servicing functions on behalf of BBD and its affiliates.

Barclays Bank PLC

BBD has entered into a subservicing agreement with BBPLC (which is an affiliate of BBD) to perform certain servicing activities, including (but not limited to), performing daily allocations, monthly waterfall calculations, preparation of periodic reports as required by the transaction documents and directing the indenture trustee to perform certain functions as described in this prospectus. BBPLC has been performing such services for over a decade. Unless otherwise terminated for cause, the subservicing agreement will be in effect until July 31, 2026 and will automatically renew thereafter for one-year terms. However, for any of the services listed in the subservicing agreement, either party can terminate that service at any time upon prior notice to the other party. In the event of any termination, BBPLC, has agreed to provide conversion assistance to the new service provider.

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Third Party Vendors

Functions that are performed by third party vendors include, but are not limited to, card production and fulfillment, card replacement, contacting of customers to collect delinquent and charged-off balances, responding to card holder service center inquiries, processing of card holder disputes, data entry and imaging and remittance processing. Third party vendors are required to follow detailed account management procedures and policies of BBD in connection with any decisions made with respect to accounts with respect to which they provide services. BBD and its affiliates regularly audit and assess the performance of third party vendors to measure vendor quality and compliance. All third party vendors are required to comply with BBD’s security and information protection requirements. Decisions to retain a third party vendor are based on cost, the ability of third parties to provide greater flexibility to BBD and its affiliates, experience, financial stability and various other factors.

Merger or Consolidation of the Transferor or the Servicer

The transfer agreement provides that the transferor may not consolidate with or merge into, or sell all or substantially all of its assets as an entirety to, any other entity unless:

(i)	the surviving entity is organized under the laws of the United States, any state thereof or the District of Columbia, and is a savings association, national banking association, bank or other entity which is not eligible to be a debtor in a case under the United States Bankruptcy Code or is a special purpose entity whose powers and activities are limited;
(ii)	in a supplement to the transfer agreement executed by transferor and surviving entity, the surviving entity expressly assumes the transferor’s obligations under the transfer agreement, the servicing agreement and each related securitization agreement;
(iii)	the transferor will have delivered to the owner trustee and the indenture trustee an officer’s certificate and an opinion of counsel to the effect that such consolidation, merger, conveyance transfer or sale and the supplement to the transfer agreement comply with the transfer agreement, and that the assumption agreement is valid, binding and enforceable;
(iv)	all filings required to perfect or to continue the perfection and priority of the interest of the issuing entity’s interest in any Receivables to be conveyed by the surviving entity will have been duly made and copies thereof will have been delivered to the indenture trustee and the owner trustee;
(v)	the indenture trustee and the owner trustee will have received an opinion of counsel with respect to clause (iv) above and certain other matters specified in the transfer agreement; and
(vi)	the Note Rating Agency Condition will have been satisfied.

Under the servicing agreement, the servicer may not consolidate with or merge into, or sell all or substantially all of its assets as an entirety to, any other entity unless, among other things:

(i)	the surviving entity is, if the servicer is not the surviving entity, a corporation or a national banking association organized and existing under the laws of the United States or any state thereof or the District of Columbia;
(ii)	if the servicer is not the surviving entity, in a supplement to the servicing agreement, the surviving entity expressly assumes the servicer’s obligations under the servicing agreement;
(iii)	the servicer will have delivered to the transferor, the owner trustee and the indenture trustee an officer’s certificate and on opinion of counsel to the effect that such consolidation, merger, conveyance transfer or sale comply with the servicing agreement;
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(iv)	the servicer will have delivered prompt notice of the consolidation, merger or transfer of assets to each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes; and
(v)	the surviving entity is an eligible servicer under the servicing agreement.

Assumption of the Transferor’s Obligations

The transfer agreement permits a transfer of all of the transferor’s right, title and interest in the Receivables which have been transferred to it and/or its interest in the Transferor’s Interest. This transfer may include all (but not less than all) of the transferor’s remaining interest in the Receivables and its interest in the issuing entity, together with all other obligations under the transfer agreement or relating to the transactions contemplated thereby, to another entity that may or may not be affiliated with the transferor. Pursuant to the transfer agreement, the transferor is permitted to assign, convey and transfer these assets and obligations to such other entity, without the consent or approval of the noteholders of any series or class of notes, if the following conditions, among others, are satisfied:

(i)	in a supplement to the transfer agreement, the assuming entity expressly assumes the transferor’s obligations under the transfer agreement and each related securitization agreement;
(ii)	the transferor will have delivered to the indenture trustee and the owner trustee an officer’s certificate and an opinion of counsel each stating that such transfer and assumption comply with the transfer agreement and the assumption agreement is valid, binding and enforceable against the assuming entity;
(iii)	all filings required to perfect or to continue the perfection and priority of the interest of the issuing entity’s interest in any Receivables to be conveyed by the assuming entity will have been duly made and copies thereof will have been delivered to the indenture trustee and the owner trustee;
(iv)	if the assuming entity is not eligible to be a debtor under the United States Bankruptcy Code, the transferor will have delivered notice of such transfer and assumption to each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes. If the assuming entity is eligible to be a debtor in a case under the United States Bankruptcy Code, the transferor will have delivered copies of each such written notice of such transfer and assumption to the servicer, each other transferor, the owner trustee and the indenture trustee and the Note Rating Agency Condition will have been satisfied;
(v)	the indenture trustee and the owner trustee will have received an opinion of counsel with respect to clause (iii) above and certain other matters specified in the transfer agreement; and
(vi)	the indenture trustee and the owner trustee will have received an Issuer Tax Opinion.

The transfer agreement provides that the transferor, the assuming entity, the issuing entity, the indenture trustee and the owner trustee may enter into amendments to the transfer agreement to permit the transfer and assumption described above without the consent of the noteholders of any series or class of notes. After any permitted transfer and assumption, the assuming entity will be considered a transferor for all purposes hereof, and the transferor will have no further liability or obligation under the transfer agreement or any related securitization agreement.

Recent Litigation

BBD is a defendant in a number of putative class action cases commenced in 2005 in various federal district courts by merchants alleging that Visa U.S.A., Inc. (“Visa”), MasterCard International (“MasterCard,” and with Visa, the “Networks”) and their member banks conspired to fix interchange fees and unlawfully bundle several separate and distinct services, such as payment protection and transaction processing costs, in violation of the U.S. antitrust laws. The merchants also alleged that the defendants imposed other restraints on merchants in connection with accepting payment cards and that such alleged restraints violated the antitrust laws. Visa, MasterCard, and several

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other payment card issuing banks are also defendants in the proceedings, which have been consolidated into a single proceeding in the United States District Court for the Eastern District of New York (the “District Court”), MDL No. 1720.

Recent Litigation

The merchants’ complaints sought an unspecified amount of damages and injunctive relief. By an order dated January 9, 2008, the District Court dismissed class damage claims prior to January 1, 2004; accordingly, the period over which any damages may be awarded is January 1, 2004 to the date of the award.

On July 13, 2012, the parties filed a proposed settlement agreement with the court under which the defendants agreed to pay the class plaintiffs $6.05 billion, to make network rule changes and to give other relief (the “2012 Settlement”). The 2012 Settlement included a provision pursuant to which Visa and MasterCard would reduce U.S. interchange rates 10 bps during an eight-month period from July 29, 2013 through March 29, 2014. On the same day, defendants announced that they reached an agreement in principle to settle with a group of individual plaintiffs that were not members of the class. The 2012 Settlement was approved by the District Court on December 13, 2013, who then entered an agreed form of final judgment on January 14, 2014.

A number of merchants, including several large retailers, elected against participation in the 2012 Settlement, “opting out” of that settlement and pursuing separate actions on the same or similar claims as those alleged by the putative class plaintiffs. Some of these merchants commenced new actions against Visa, MasterCard, and certain member banks, not including BBD, which remain pending. Although the class settlement fund was reduced to account for opt-outs, resulting in a refund to BBD of a portion of its share of the class settlement fund, total settlement payments by BBD to opt-out plaintiffs may be higher than the amount of that refund. If so, BBD will be liable for its share of the excess over the refund under the terms of a judgment sharing agreement with Visa, MasterCard, and the other payment card issuing bank defendants. As of the date hereof, Visa and MasterCard have settled a number of these opt-out actions and BBD has contributed to the settlement of those actions in accordance with the judgment sharing agreements. The amount of those settlements has exceeded what each of those plaintiffs would have been paid as a result of the 2012 Settlement. Two opt-out cases arising from the 2012 Settlement are currently scheduled to go to trial in the United States District Court for the Southern District of New York in April 2026.

The National Retail Federation and a number of merchants appealed the judgment entering the 2012 class settlement to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). On June 30, 2016, the Second Circuit reversed the District Court’s ruling approving the 2012 Settlement and remanded the action back to the District Court.

Following remand of the case, the District Court reappointed counsel to represent members of the putative class seeking primarily (but not exclusively) damages pursuant to Federal Rule of Civil Procedure 23(b)(3) (the “Damages Class Plaintiffs”) and appointed new counsel to represent class members seeking primarily equitable relief pursuant to Federal Rule of Civil Procedure 23(b)(2) (the “Injunctive Class Plaintiffs”). Counsel for the Damages Class Plaintiffs filed an amended complaint seeking additional damages for a longer period based on the same theories in their prior complaint and additional legal and factual theories. Counsel for the Injunctive Class Plaintiffs filed a new complaint based on factual and legal theories similar to those pleaded by the Damages Class Plaintiffs.

On January 16, 2019, BBD and the other bank defendants moved to dismiss the Injunctive Class Plaintiffs’ claims.  On November 20, 2019, the Court denied the bank defendants’ motion to dismiss. BBD and the other bank defendants filed answers to the complaint on May 18, 2020. On December 18, 2020, the Injunctive Class Plaintiffs moved to certify a class, and the District Court granted the motion for class certification on September 27, 2021. On June 1, 2020, defendants and the Injunctive Class Plaintiffs each moved for summary judgment on various issues; those motions were fully briefed as of December 21, 2020 and were resolved over a series of decisions issued in 2022 through 2024. The motions did not dispose in full or in part any of the Injunctive Class Plaintiffs’ claims.

On September 17, 2018, all defendants entered into a settlement agreement with the Damages Class Plaintiffs to resolve their claims (the “2018 Settlement”). The 2018 Settlement amends and supersedes the 2012 Settlement. The 2018 Settlement resolves the damages claims of the plaintiffs in the interchange fee litigation pending in the District Court, subject to any of those plaintiffs choosing to opt out of the 2018 Settlement and pursue their own actions, with

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the class plaintiffs agreeing to receive $6.20 billion to settle this matter. BBD has contributed to the class settlement in accordance with the judgment sharing agreements. On December 13, 2019, the District Court granted final approval of the 2018 Settlement (the “2018 Settlement Approval”). Several objectors filed appeals in connection with the 2018 Settlement Approval to the Second Circuit. On March 15, 2023, a Second Circuit panel affirmed substantially all of the 2018 Settlement, but remanded the case back to the District Court for recalculation of a $900,000 service award to the lead plaintiffs that the Second Circuit found to be excessive. On April 25, 2023, the Second Circuit denied a request for panel rehearing or, in the alternative, rehearing en banc. The time for further appeals has passed and the parties are preparing for the administration of the claims process. The deadline for Damages Class Members to submit a claim to the 2018 Settlement was February 4, 2025. A timeline for the distribution of the funds apportioned for the 2018 Settlement remains pending.

Recent Litigation

On July 20, 2019, forty-five merchants filed an opt-out suit in the Northern District of California, asserting claims against Visa and MasterCard that are generally similar to the claims raised by the Damages Class Plaintiffs. This suit was transferred to the District Court to be coordinated with the MDL No. 1720 proceedings. Since July 2019, several additional opt-out claims have been initiated and transferred to the District Court. While the 2018 Settlement provides that the class settlement fund will be reduced to account for opt-outs, resulting in a refund to BBD of a portion of its share of the class settlement fund provided by the 2018 Settlement, total settlement payments by BBD to opt-out plaintiffs that opt out of the 2018 Settlement may be higher than the amount of that refund. If so, BBD will be liable for its share of the excess over the refund under the terms of a judgment sharing agreement with Visa, MasterCard, and the other payment card issuing bank defendants. As of the date hereof, Visa and MasterCard have settled a number of these additional opt-out actions, and BBD has contributed to the settlement of those actions in accordance with the judgment sharing agreements. One of these opt-out proceedings that was transferred to the District Court was transferred to the Northern District of Illinois for trial preparation on July 12, 2024, and trial is currently scheduled to commence in that proceeding in September 2026.

In March 2024, the Injunctive Class Plaintiffs’ and Networks entered into a settlement to resolve the Injunctive Class Plaintiffs’ claims (the “2024 Settlement”). The District Court declined to preliminarily approve the 2024 Settlement in a decision filed on June 25, 2024.

Because of the inherent uncertainties involved in the Injunctive Class Plaintiffs’ claims, the “opt-out” plaintiffs’ actions arising from the 2012 Settlement, and the “opt-out” plaintiffs’ actions arising from the 2018 Settlement, it is too early to reliably estimate the ultimate liability BBD may incur or whether the results could be material to the operation or cash flows of BBD. Any reduction in the interchange fees paid by merchants to banks could adversely impact the business operations of credit card issuers, such as BBD, and could reduce the amount of interchange included in finance charge collections.

Other Litigation

A number of lawsuits have been filed in both state and federal courts against BBD. These lawsuits challenge certain policies and practices of BBD’s credit card business. BBD has defended itself against claims in the past and intends to continue to do so in the future. While it is impossible to predict the outcome of any of these lawsuits, BBD believes that any liability that might result from any of these lawsuits will not have a material adverse effect on the Receivables.

The Indenture

The notes will be issued pursuant to the terms of the indenture and a related indenture supplement. The following discussion and the discussions under “The Notes” and certain sections in the prospectus summary summarize the material terms of the notes, the indenture and the related indenture supplement. These summaries are summaries of the material terms, and you should reference the applicable provisions of the notes, the indenture and the related indenture supplement for the full text.

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Indenture Trustee

U.S. Bank Trust Company, National Association, a national banking association, is the indenture trustee under the indenture for each series and class of notes. See “Transaction Parties – The Indenture Trustee” for a description of U.S. Bank Trust Company, National Association.

Under the terms of the indenture, the issuing entity has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

•	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;
•	to authenticate, deliver, cancel and otherwise administer the notes;
•	to establish and maintain necessary issuing entity accounts and to maintain accurate records of activity in those accounts;
•	to serve as the initial transfer agent, paying agent and registrar;
•	to invest funds in the issuing entity accounts at the direction of the issuing entity;
•	to represent the noteholders in interactions with clearing agencies and other similar organizations;
•	to distribute and transfer funds at the direction of the issuing entity, as applicable, in accordance with the terms of the indenture;
•	to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and
•	to perform certain other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure a potential event of default and to institute and maintain suits to protect the interest of the noteholders in the Receivables. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from Eligible Investments.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as a prudent person would exercise in the conduct of his or her own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See “– Events of Default Remedies”. The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

•	demand immediate payment by the issuing entity of all principal of, and any accrued, past due and additional interest on, the notes;
•	protect the interests of the noteholders in the Receivables in a bankruptcy or insolvency proceeding;
•	prepare and send timely notice to noteholders of an event of default;
•	institute judicial proceedings for the collection of amounts due and unpaid;
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•	rescind and annul a declaration of acceleration of the notes at the direction of the noteholders following an event of default; and
•	cause the issuing entity to sell assets (see “Deposit and Application of Funds – Sale of Assets”).

Following an event of default, the holders of more than 66⅔% of the Outstanding Dollar Principal Amount of any affected series or class of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of those holders only if it is advised by counsel and is provided with an opinion of counsel to the effect that: (i) the action so directed is unlawful or conflicts with the indenture, (ii) the action so directed would involve it in personal liability or (iii) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

If a Servicer Default occurs, in addition to the responsibilities described above, the indenture trustee may be required to appoint a successor servicer or to take over servicing responsibilities under the servicing agreement. See “Certain Matters Regarding the Servicer and the Administrator of the Issuing Entity – Servicer Default”.

The indenture trustee may resign at any time by giving written notice to the issuing entity. In addition the indenture trustee may be removed with respect to any series or class by action of the majority holders of that series or class. The issuing entity may also remove, or any noteholder who has been a bona fide holder of a note of such series or class for at least 6 months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the indenture trustee if the indenture trustee is no longer eligible to act as trustee under the indenture (and any supplement thereto), the indenture trustee fails to comply with the Trust Indenture Act of 1939, as amended, the indenture trustee becomes incapable of acting with respect to any series or class of notes, or if the indenture trustee becomes insolvent. In all such circumstances, the issuing entity is required promptly to appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment. If an instrument of acceptance by a successor indenture trustee has not been delivered to the indenture trustee within 30 days of giving notice of resignation or removal, the indenture trustee may petition a court of competent jurisdiction to appoint a successor indenture trustee.

The issuing entity has agreed to pay the indenture trustee for all services rendered. The issuing entity will also indemnify the indenture trustee for any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the administration of the issuing entity. In certain instances, this indemnification will be higher in priority than payments to noteholders. See “The Indenture – Events of Default Remedies”. The indenture trustee may also be indemnified by the servicer pursuant to the terms of the indenture.

Any successor indenture trustee will execute and deliver to the issuing entity and its predecessor indenture trustee an instrument accepting such appointment. The successor indenture trustee must (i) be a bank or corporation organized and doing business under the laws of the United States of America or of any state or the District of Columbia, (ii) be authorized under such laws to exercise corporate trust powers, (iii) have a combined capital and surplus of at least $50,000,000, and (iv) be subject to supervision or examination by federal or state authority. The issuing entity may not, nor may any person directly or indirectly controlling, controlled by, or under common control with the issuing entity, serve as indenture trustee.

The issuing entity or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

Securities Intermediary

Any securities intermediary will be appointed in accordance with the indenture (and any supplement thereto).

Issuing Entity Covenants

The issuing entity will not, among other things:

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•	claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law (including foreign withholding),
•	voluntarily dissolve or liquidate, or
•	permit (i) the validity or effectiveness of the indenture (or any supplement thereto) to be impaired, or permit the lien created by the indenture (or any supplement thereto) to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (ii) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien in favor of the indenture trustee created by the indenture or any supplement thereto) to be created on or extend to or otherwise arise upon or burden the collateral transferred to the issuing entity or proceeds thereof or (iii) the lien in favor of the indenture trustee of the indenture or any supplement thereto not to constitute a valid first priority security interest in the collateral transferred to the issuing entity.

The issuing entity may not engage in any activity other than the activities set forth in the trust agreement, the material provisions of which are described in “The Issuing Entity”.

The issuing entity will also covenant that if:

•	the issuing entity defaults in the payment of interest on any series or class of notes when such interest becomes due and payable and such default continues for a period of 35 days following the date on which such interest became due and payable, or
•	the issuing entity defaults in the payment of the principal of any series or class of notes on its legal maturity date,

and that default continues beyond any specified grace period provided for that series or class of notes, the issuing entity will, upon demand of the indenture trustee, pay to the indenture trustee, for the benefit of the holders of any such notes of the affected series or class, the whole amount then due and payable on any such notes for principal and interest, after giving effect to any allocation and subordination requirements described in this prospectus, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest. In addition, the issuing entity will pay an amount sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the indenture trustee, its agents and counsel and all other compensation due to the indenture trustee. If the issuing entity fails to pay such amounts upon such demand, the indenture trustee may institute a judicial proceeding for the collection of the unpaid amounts described above.

Early Amortization Events

The issuing entity will be required to redeem and pay, to the extent that funds are available for repayment after giving effect to all allocations and reallocations, each affected series or class of notes upon the occurrence of an early amortization event.

Early amortization events set forth in the Indenture include the following:

•	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act;
•	the occurrence of a bankruptcy or insolvency event with respect to the transferor;
•	the occurrence of a bankruptcy or insolvency event with respect to BBD; and
•	BBD becomes unable for any reason to transfer Receivables to the transferor or the transferor becomes unable for any reason to transfer Receivables to the issuing entity.
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In the case of any event described in the first, second, third or fourth bullet points above an early amortization event will occur with respect to all outstanding series of notes without any notice or other action on the part of the owner trustee, the indenture trustee or any noteholders immediately upon the occurrence of such event. Additional early amortization events may be set forth in any supplement to the Indenture.

The amount repaid with respect to a series or class of notes will equal the Outstanding Dollar Principal Amount of that series or class, plus any accrued, past due and additional interest to but excluding the date of repayment. If the amount of Finance Charge Collections and Principal Collections allocable to the series or class of notes to be repaid, together with funds on deposit in the applicable issuing entity accounts and any amounts payable to the issuing entity under any applicable derivative agreement, supplemental credit enhancement agreement or supplemental liquidity agreement are insufficient to repay such amount in full on the next Payment Date after giving effect to the subordination provisions and all allocations and reallocations, monthly payments on the notes will thereafter be made on each Payment Date until the Outstanding Dollar Principal Amount of the notes, plus any accrued, past due and additional interest, is paid in full, or the legal maturity date of the notes occurs, whichever is earlier. However, if so specified in the prospectus, subject to certain exceptions, any notes that have the benefit of a derivative agreement or other type of arrangement will not be repaid prior to such notes’ expected final payment date.

No Principal Collections will be allocated to a series or class of notes with an Allocation Amount of zero, even if the Stated Principal Amount of that series or class has not been paid in full. However, any funds previously deposited into the applicable issuing entity accounts and any amounts received from an applicable derivative agreement, supplemental credit enhancement agreement or supplemental liquidity agreement will still be available to pay principal of and interest on that series or class of notes. In addition, if Finance Charge Collections are available, they can be applied to reimburse reductions in the Allocation Amount of that series or class due to charge-offs resulting from any uncovered Default Amount allocated to that series or class or due to Reallocated Principal Collections used to pay shortfalls in interest on senior notes or shortfalls in the servicing fee, and past due amounts thereon, and any other amounts specified in the prospectus.

Payments on notes that are repaid as described above will be made in the priority described in the prospectus. The issuing entity will give notice to holders of the affected notes of the occurrence of an early amortization event.

Events of Default

Each of the following events is an event of default for any affected series or class of notes:

•	for any series or class of notes, as applicable, the issuing entity’s failure, for a period of 35 days, to pay interest on such notes when such interest becomes due and payable;
•	for any series or class of notes, the issuing entity’s failure to pay the Stated Principal Amount of such series or class of notes on the applicable legal maturity date;
•	the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 90 days after the indenture trustee or the holders of at least 25% of the aggregate Outstanding Dollar Principal Amount of the outstanding notes of any affected series or class has provided written notice requesting remedy of that breach, and, as a result of such default, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 90-day period; or
•	the occurrence of certain events of bankruptcy or insolvency of the issuing entity.

Failure to pay the full Stated Principal Amount of a note on its expected final payment date will not constitute an event of default. An event of default relating to one series or class of notes will not necessarily be an event of default relating to any other series or class of notes.

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It is not an event of default if the issuing entity fails to redeem or repay a note prior to its legal maturity date because it does not have sufficient funds available or because payment of principal of a subordinated note is delayed because it is necessary to provide required subordination for senior notes.

Events of Default Remedies

If an event of default involving (i) failure to pay interest, (ii) failure to pay principal on the legal maturity date of a series or class of notes, (iii) defaults with respect to other warranties or covenants which occur with respect to less than all series and classes or (iv) an event of default specified in a prospectus or information memorandum and which applies with respect to less than all series and classes, then either the indenture trustee or the holders of more than 66⅔% of the Outstanding Dollar Principal Amount of the notes of the series or class then outstanding (with each such series or class acting as a separate class) may declare the Outstanding Dollar Principal Amount of all the notes of such series or class and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately.

If an event of default involving a default with respect to warranties and covenants (other than the covenant to pay principal and interest) or an event of default specified in a prospectus or information memorandum occurs with respect to all series and classes of notes and is continuing, then unless the principal of all the notes will have already become due and payable, either the indenture trustee or the holders of more than 66⅔% of the Outstanding Dollar Principal Amount of all the outstanding notes (treated as one class) may declare the Outstanding Dollar Principal Amount of all the notes then outstanding and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately.

If an event of default occurs as a result of the occurrence of an event of bankruptcy or insolvency of the issuing entity, then the notes of all series and classes will automatically be and become immediately due and payable.

Upon the occurrence of an event of default and acceleration of the notes, the assets may be sold if the conditions described under “Deposit and Application of Funds – Sale of Assets” are satisfied.

Upon the sale of assets in the issuing entity following (i) an event of default and acceleration of a series or class of notes or (ii) the legal maturity date of a series or class of notes, the Allocation Amount of that series or class of notes will be reduced to zero upon such sale even if the proceeds of that sale, amounts on deposit in issuing entity accounts for that series or class and any other amounts available to such noteholders are not enough to pay all remaining amounts due on those notes. After such sale, Principal Collections and Finance Charge Collections will no longer be allocated to that series or class of notes. The notes of that series or class will be considered to be paid in full and the holders of that series or class of notes will have no further right or claim and the issuing entity will have no further obligation or liability for principal of and interest on those notes. Noteholders of that series or class will receive the proceeds of the sale in an amount not to exceed the Outstanding Dollar Principal Amount of their notes, plus any accrued, past due and additional interest on such notes. The notes of that series or class will no longer be outstanding under the indenture (or any supplement thereto) once the sale occurs.

After giving effect to a sale of assets for a series or class of notes, the amount of proceeds and other amounts on deposit in the issuing entity accounts for that series or class may be less than the Outstanding Dollar Principal Amount of that series or class. This deficiency can arise due to unreimbursed reductions in the Allocation Amount of that series or class or if the sale price for the assets was less than the Outstanding Dollar Principal Amount of that series or class. These types of deficiencies will not be reimbursed.

Any money or other property collected by the indenture trustee in connection with a sale of assets following an event of default and acceleration for a series or class of notes will be applied in the following priority, at the date fixed by the indenture trustee:

•	first, to (i) pay all compensation owed to the indenture trustee for services rendered in connection with the indenture (and any supplement thereto) and (ii) pay all indemnification amounts owed to the owner trustee in connection with the trust agreement, provided, that with respect to this Clause (ii) such amounts will not exceed $100,000;
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•	second, as specified in the related indenture supplement for application and payment in accordance with the related indenture supplement, the amounts due and payable on the notes for principal and interest, respectively, and other fees and expenses payable in connection therewith under the applicable indenture supplement; and
•	third, to pay any remaining amounts to the issuing entity.

If a sale of assets in the issuing entity does not take place following an event of default and acceleration of a series or class of notes, then:

•	The issuing entity will continue to hold the assets, and distributions on the assets will continue to be applied in accordance with the distribution provisions of the indenture and the related indenture supplement.
•	Principal will be paid on the accelerated series or class of notes to the extent funds are received by the issuing entity and available to the accelerated series or class after giving effect to all allocations and reallocations.
•	On the legal maturity date of the accelerated notes, if the Allocation Amount of the accelerated notes is greater than zero, the indenture trustee will direct the sale of assets.

The holders of more than 66⅔% of the Outstanding Dollar Principal Amount of any accelerated series or class of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, this right may be exercised only if the indenture trustee is advised by counsel and is provided with an opinion of counsel upon which it may conclusively rely to the effect that the direction provided by the noteholders does not conflict with applicable law or the indenture or the related indenture supplement or have a substantial likelihood of involving the indenture trustee in personal liability. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on such note on the legal maturity date expressed in such note, and such right will not be impaired without the consent of that noteholder; provided, however, that the obligation to pay principal of and interest on the notes or any other amount payable to any noteholder will be without recourse to the transferor, indenture trustee, owner trustee or any affiliate, or any officer, employee, member or director thereof, and the obligation of the issuing entity to pay principal of and interest on the notes or any other amount payable to any noteholder will be subject to the allocation and payment provisions in the transfer agreement and the applicable indenture supplement and limited to amounts available (after giving effect to such allocation and payment provisions) from the collateral pledged to secure the notes.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture (and any supplement thereto) unless the holders of affected notes offer the indenture trustee reasonable indemnity. Any money or other property collected by the indenture trustee with respect to a series or class of notes after the occurrence of an event of default and acceleration under the indenture, will be applied first to the payment of all amount due to the indenture trustee for fees and expenses before any amount if use to pay amount due on the notes.

The indenture trustee has agreed, and by accepting any note the noteholders will agree, that they will not at any time commence, or join in commencing, a bankruptcy case or other insolvency or similar proceedings under the laws of any jurisdiction against the issuing entity or the transferor.

Meetings

If a series or class of notes are issuable in whole or in part as bearer notes, a meeting of noteholders of the series or class of notes may be called at any time and from time to time pursuant to the indenture to make, give or take any action provided by the indenture.

The indenture trustee will call a meeting upon request of the issuing entity or the holders of at least 10% in aggregate Outstanding Dollar Principal Amount of the outstanding notes of the series or class issuable in whole or in part as bearer notes. In any case, a meeting will be called after notice is given to holders of notes in accordance with

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the indenture. The indenture trustee may call a meeting of the holders of a series or class of notes at any time for any purpose.

The quorum for a meeting is a majority of the holders of the Outstanding Dollar Principal Amount of the related series or class of notes, as the case may be, unless a different percentage is specified for approving action taken at the meeting, in which case the quorum is such percentage.

Voting

Any action or vote to be taken by the holders of more than 66⅔%, or other specified percentage, of any series or class of notes may be adopted by the affirmative vote of the holders of more than 66⅔%, or the applicable other specified percentage, of the aggregate Outstanding Dollar Principal Amount of the outstanding notes of that series or class, as the case may be. For a description of noteholders’ voting, see “Risk Factors – Transaction Structure Risks – You may have limited or no ability to control actions under the indenture, the transfer agreement, the servicing agreement. This may result in, among other things, payment of principal being accelerated when it is beneficial to you to receive payment of principal on the expected final payment date, or it may result in payment of principal not being accelerated when it is beneficial to you to receive early payment of principal”. For the avoidance of doubt, any vote associated with the direction of an ARR Review is not subject to the 66⅔% threshold requirement discussed in this section.

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series or class of notes, as the case may be.

Notes held by the issuing entity, the transferor or any of their affiliates will not be deemed outstanding for purposes of voting or calculating a quorum at any meeting of noteholders.

Dispute Resolution

If a person (including any beneficial owner of a note) requests a repurchase (the “Requesting Party”) of any Receivable pursuant to their rights under a transaction document due to an alleged breach of a representation and warranty, and the repurchase request has not been fulfilled or otherwise resolved within 180 days of the receipt of such repurchase request by the party obligated for the repurchase (the “Repurchase Party”), then the Requesting Party will have the right, through the DTC communication procedures or otherwise, to refer the matter, at its discretion, to either mediation or third-party arbitration, and the Repurchase Party will agree to the selected resolution method.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by a nationally recognized mediation association mutually agreed upon by the Repurchase Party and the Requesting Party, and the fees and expenses of the mediation will be allocated as mutually agreed upon by the Repurchase Party and the Requesting Party as part of the mediation. If the Requesting Party selects arbitration as the resolution method, the arbitration will be administered by a nationally recognized arbitration association mutually agreed upon by the Repurchase Party and the Requesting Party. In its final determination, the arbitrator will allocate the costs and expenses of the arbitration.

Any mediation or arbitration will be held in New York, New York, and no person may bring a putative or certified class action to arbitration. The details and/or existence of any unfulfilled repurchase request (unless the details and/or existence of any such unfilled repurchase request are otherwise publicly available), any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives), unless such information is publicly available or is required to be disclosed by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential

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information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

A Requesting Party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that Requesting Party or another Requesting Party) but will have the right to join an existing mediation or arbitration with respect to that receivable if the mediator or arbitration has not yet concluded.

Amendments to the Indenture and the Indenture Supplements

The issuing entity and the indenture trustee may amend, supplement or otherwise modify the indenture or any indenture supplement without the consent of any noteholder upon delivery of an Issuer Tax Opinion as described under “– Tax Opinions for Amendments” and upon delivery by the issuing entity to the indenture trustee of an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (i) result in the occurrence of an early amortization event or event of default for any series or class of notes, (ii) materially adversely affect the amount of funds available to be distributed to the noteholders of any series or class of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes in the issuing entity. Such amendments to the indenture or any indenture supplement may:

•	evidence the succession of another entity to the issuing entity, and the assumption by such successor of the covenants of the issuing entity in the indenture and the notes;
•	add to the covenants of the issuing entity, or provide for the surrender of any of the issuing entities rights or powers under the indenture (or any supplement thereto), for the benefit of the noteholders of any or all series or classes;
•	cure any ambiguity, correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture (or any supplement thereto), or make any other provisions for matters or questions arising under the indenture;
•	add to the indenture certain provisions expressly permitted by the Trust Indenture Act of 1939, as amended;
•	establish any form of note, and/or add to the rights of the holders of any series or class of notes;
•	provide for the acceptance of a successor indenture trustee under the indenture for one or more series or classes of notes and add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;
•	add any additional early amortization events or events of default relating to any or all series or classes of notes;
•	if one or more transferors are added to, or replaced under, the transfer agreement or more beneficiaries are added to, or replaced under, the trust agreement, make any necessary changes to the indenture or any other related document;
•	add assets to the issuing entity;
•	provide for additional or alternative forms of credit enhancement for any series or class of notes;
•	to comply with any regulatory, accounting or tax laws; or
•	qualify for sale treatment under generally accepted accounting principles.
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The indenture or any indenture supplement may also be amended to modify, eliminate, or add to the provisions of the indenture to (i) facilitate compliance with any amendment to, or any interpretive guidance by the FDIC or its staff with respect to, the FDIC Rule or any other change of law or regulation which applies to the issuing entity or the transactions governed by the transaction documents or (ii) cause the provisions of the indenture to conform to or be consistent with or in furtherance of the statements made herein with respect to the indenture; provided that the issuing entity will deliver to the indenture trustee and the owner trustee (x) an officer’s certificate to the effect that (A) such amendment will not have a material adverse effect on the noteholders or (B) such amendment is required to remain in compliance with the FDIC Rule or any other change of law or regulation, or such amendment is required to cause the provisions of the indenture to conform or to be consistent with or in furtherance of the statements made herein with respect to the indenture, and (y) an Issuer Tax Opinion.

The indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion as described under “– Tax Opinions for Amendments” for the purpose of adding provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any indenture supplement or of modifying in any manner the rights of the holders of the notes under the indenture or any indenture supplement; provided, however, that the issuing entity will (i) deliver to the indenture trustee and the owner trustee an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early amortization event or event of default for any series or class of notes, (b) materially adversely affect the amount of funds available to be distributed to the noteholders of any series or class of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes and (ii) satisfy the Note Rating Agency Condition.

Additionally, the indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery to the owner trustee and the indenture trustee of an Issuer Tax Opinion as described under “– Tax Opinions for Amendments”, to provide for (i) the establishment of multiple asset pools and the designation of assets to be included as part of specific asset pools or (ii) those changes necessary for compliance with securities law requirements; provided, however, that the issuing entity will (i) deliver to the indenture trustee and the owner trustee an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early amortization event or event of default for any series or class of notes, (b) materially adversely affect the amount of funds available to be distributed to the noteholders of any series or class of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes and (ii) satisfy the Note Rating Agency Condition.

The indenture trustee may, but will not be obligated to, enter into any amendment which adversely affects the indenture trustee’s rights, duties, benefits, protections, privileges or immunities under the indenture (or any supplement thereto).

The issuing entity and the indenture trustee, upon delivery of an Issuer Tax Opinion as described under “– Tax Opinions for Amendments”, may modify and amend the indenture or any indenture supplement, for reasons other than those stated in the prior paragraphs, with prior notice to each hired nationally recognized statistical rating organization that has rated any outstanding series or class of notes and the consent of the holders of more than 66⅔% of the Outstanding Dollar Principal Amount of each series or class of notes affected by that modification or amendment. However, [subject to the deemed effectiveness of any determination, decision or election made in connection with a Benchmark Transition Event or a Benchmark Replacement as set forth in the Series 20[●]-[●] indenture supplement or in connection with any SOFR Adjustment Conforming Changes,] if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of 100% of each outstanding series or class of notes affected by the modification or amendment:

•	a change in any date scheduled for the payment of interest on any note or the expected final payment date or legal maturity date of any note;
•	a reduction in the Stated Principal Amount of, or interest rate on, any note, or a change in the method of computing the Outstanding Dollar Principal Amount, the Adjusted Outstanding Dollar Principal Amount, or the Allocation Amount in a manner that is adverse to any noteholder;
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•	a reduction in the amount of a discount note payable upon the occurrence of an early amortization event or other optional or mandatory redemption or upon the acceleration of its legal maturity date;
•	an impairment of the right to institute suit for the enforcement of any payment on any note;
•	a reduction in the percentage in Outstanding Dollar Principal Amount of the notes of any outstanding series or class, the consent of whose holders is required for modification or amendment of the indenture, any indenture supplement or any related agreement or for waiver of compliance with provisions of the indenture or for waiver of defaults and their consequences provided for in the indenture;
•	a modification of any of the provisions governing the amendment of the indenture or any indenture supplement or the issuing entity’s covenants not to claim rights under any law which would affect the covenants or the performance of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent to any such amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by such modification;
•	permission being given to create any lien or other encumbrance on the collateral ranking senior to the lien of the indenture;
•	a change in the city or political subdivision so designated with respect to any series or class of notes where any principal of, or interest on, any note is payable; or
•	a change in the method of computing the amount of principal of, or interest on, any note on any date.

The holders of more than 66⅔% of the aggregate Outstanding Dollar Principal Amount of the outstanding notes of an affected series or class may, on behalf of all holders of notes of that series or class, waive any past default under the indenture or the indenture supplement relating to that series or class of notes. However, the consent of the holders of all outstanding notes of a series or class is required to waive any past default in the payment of principal of, or interest on, any note of that series or class or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series or class.

[Notwithstanding anything under this heading or in any other transaction document to the contrary, to the extent permitted by Trust Indenture Act of 1939, as amended, the Series 20[●]-[●] indenture supplement may be amended by the issuing entity without the consent of the indenture trustee, the owner trustee, any noteholder or any other person and without satisfying any other amendment provisions of the indenture or in any other transaction document solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such amendment to each nationally recognized statistical rating organization hired to rate the Class A notes on or prior to the date such amendment is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes shall not affect the owner trustee’s or indenture trustee’s rights, indemnities or obligations without the owner trustee’s or indenture trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the indenture may be amended more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.]

Tax Opinions for Amendments

No amendment to the indenture or any indenture supplement will be effective unless the issuing entity has delivered to the indenture trustee and the owner trustee an Issuer Tax Opinion.

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Addresses for Notices

Notices to holders of notes will be given by mail, facsimile, or electronic transmission, or personally delivered to the holders of notes, and sent to the addresses of the holders as they appear in the note register.

Investor Communication

Following receipt of a written request during any Monthly Period from a noteholder seeking to communicate with other noteholders regarding exercising their contractual rights under the terms of the transaction documents, the issuing entity will include or will cause the transferor to include in its Form 10-D filing related to the Monthly Period in which such written request was received: (i) the name of the noteholder delivering such request, (ii) the date the request was received, (iii) a statement to the effect that the issuing entity has in fact received such request from a noteholder and that such noteholder is interested in communicating with other noteholders with regard to the possible exercise of rights under the transaction documents, and (iv) a description of the method that other noteholders may use to contact the requesting noteholder. Prior, however, to including the items set forth in clauses (i) – (iv) above in a Form 10-D filing, and if the noteholder is not the record holder of the notes, the issuing entity will have the right to request from the noteholder delivering the written request verification that such noteholder is in fact a holder of a beneficial interest in a note. Such verification may be in the form of (x) a written certification from such noteholder that it is a holder of beneficial interest in a note, and (y) one other form of documentation such as a trade confirmation, an account statement, a letter from the broker or dealer, or other similar document. The transferor will be responsible for any expenses in connection with the filing of its Form 10-D.

Issuing Entity’s Annual Compliance Statement

The issuing entity will be required to furnish annually to the indenture trustee a statement under the indenture (or any supplement thereto) that a review of the activities of the issuing entity during the applicable calendar year and of the issuing entity’s performance under the indenture and under the terms of the notes during that period has been made, and based on such review the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout such calendar year, or if there has been a material default in the fulfillment of any such condition or covenant (without regard to any grace period or requirement of notice), the issuing entity will specify each such default and the nature and status thereof.

Indenture Trustee’s Annual Report

To the extent required by the Trust Indenture Act of 1939, as amended, the indenture trustee will mail each year to all registered noteholders a report concerning:

•	its eligibility and qualifications to continue as trustee under the indenture;
•	any amounts advanced by it under the indenture (or any supplement thereto);
•	the amount, interest rate and maturity date or indebtedness owing by the issuing entity to it in the indenture trustee’s individual capacity;
•	the property and funds physically held by it as indenture trustee;
•	any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported; and
•	any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series or class, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuing entity

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for purposes of communicating with other noteholders concerning their rights under the indenture (or any supplement thereto) or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports containing information on the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission to the extent required by the SEC. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

These reports, which will be prepared by BBD as servicer for each series, will include, among other things, the following information, to the extent applicable for the related month:

•	certain information regarding the activity in the issuing entity (e.g., beginning and end of month Principal Receivables, total Receivables added, total Receivables removed, end of month Pool Balance, end of month Required Pool Balance, gross Default Amount, end of month number of accounts, etc.);
•	certain delinquency and loss information, including the annualized net default rate;
•	certain information regarding Collections during the related month, including the principal payment rate and the trust portfolio yield;
•	the Floating Allocation Percentage, shared excess Finance Charge Collections, the Principal Allocation Percentage, Reallocated Principal Collections and shared excess Principal Collections;
•	interest to be paid on the corresponding Payment Date;
•	principal to be paid on the corresponding Payment Date, if any; and
•	the Allocation Amount for the related series.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See “Federal Income Tax Consequences”.

DTC Voting Guidelines

DTC uses a proxy service for voting purposes. Once DTC is notified, it creates an electronic proxy. DTC transfers the right to vote with respect to the related securities via the proxy to the DTC participants that hold positions with respect to the securities in question as of the record date. A DTC participant is then responsible for informing the beneficial owner of any action that requires a vote. The beneficial owner instructs the DTC participant via a proxy card or voting instruction form how to vote their interest, and the DTC participant then casts the vote in accordance with the instructions from the beneficial owner.

Federal Income Tax Consequences

General

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of an interest in the notes offered by this prospectus (referred to in this “Federal Income Tax Consequences” section as the “notes”). The following summary has been prepared and reviewed by Mayer Brown LLP as special tax counsel to the issuing entity (“Special Tax Counsel”). The summary is based on the Internal Revenue Code as in effect on the date hereof, and existing final, temporary and proposed Treasury regulations, revenue rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary deals only

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with interests in notes held by investors unrelated to the issuing entity as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding interests in notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities, non-U.S. persons, or investors holding interests in the notes as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of equity interests in a holder of an interest in a note. Special Tax Counsel is of the opinion that the following summary of United States federal income tax consequences is correct in all material respects. An opinion of Special Tax Counsel, however, is not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. Moreover, there are no authorities on similar transactions involving interests issued by an entity with terms similar to those of the notes described in this prospectus. Further, note owners should be aware that this summary and the opinions contained herein may not be able to be relied upon to avoid any income tax penalties that may be imposed with respect to the notes. Accordingly, it is suggested that persons considering the purchase of an interest in notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in an interest in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Description of Opinions

As more fully described in this “Federal Income Tax Consequences” section, on the closing date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that the issuing entity will not be characterized as an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes, and further that, except as described below, the notes will be characterized as debt for United States federal income tax purposes. Additionally, Special Tax Counsel is of the opinion generally to the effect that the statements set forth in this section, to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.

Special Tax Counsel has not been asked to opine on any other United States federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of Special Tax Counsel concerning any other particular federal income tax matter. For example, the discussion of original issue discount below is a general discussion of United States federal income tax consequences relating to an investment in notes that are treated as having original issue discount, which discussion Special Tax Counsel opines is correct in all material respects as described above; however, that discussion does not set forth any opinion as to whether any particular series of notes will be treated as having original issue discount. Additionally, those matters as to which Special Tax Counsel renders opinions should be understood to be subject to the additional considerations in the discussions relating to those opinions set forth below.

Special Tax Counsel has not been asked to, and does not, render any opinion regarding the state or local income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. See “– State and Local Tax Consequences”.

This description of the substance of the opinions rendered by Special Tax Counsel is not intended as a substitute for an investor’s review of the remainder of this discussion of income tax consequences, or for consultation with its own advisors or tax return preparer.

Tax Characterization of the Issuing Entity and the Notes

Treatment of the Issuing Entity as an Entity Not Subject to Tax

On the closing date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, the issuing entity will not be classified as an association or as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. However, as discussed above, this opinion is not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

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The precise tax characterization of the issuing entity for United States federal income tax purposes is not certain. It might be viewed as merely holding assets on behalf of the transferor as collateral for notes issued by the transferor. On the other hand, it could be viewed as one or more separate entities for tax purposes issuing the notes. This distinction, however, should not have a significant tax effect on holders of interests in notes except as stated under “– Possible Alternative Characterizations”.

Treatment of the Notes as Debt

On the closing date, Special Tax Counsel will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury regulation, revenue ruling or judicial decision, the notes (other than notes while beneficially owned after the closing date by the issuing entity or a person treated as the same person as the issuing entity for United States federal income tax purposes) will be characterized as debt for United States federal income tax purposes. Additionally, the issuing entity will agree by entering into the indenture, and the holders of interests in the notes will agree by their purchase and holding of an interest in the notes, to treat the notes as debt secured by the Receivables and other assets of the issuing entity for United States federal income tax purposes.

Possible Alternative Characterizations

If, contrary to the opinion of Special Tax Counsel, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, those notes might be treated as equity interests in the issuing entity or some other entity for such purposes. If so treated, investors could be treated either as partners in a partnership or, alternatively, as shareholders in a taxable corporation for such purposes. If an investor were treated as a partner in a partnership, it would be taxed individually on its respective share of the partnership’s income, gain, loss, deductions and credits attributable to the partnership’s ownership of the Receivables and other assets and liabilities of the partnership without regard to whether there were actual distributions of that income. As a result, the amount, timing, character and source of items of income and deduction of an investor could differ if its interest in notes were held to constitute a partnership interest rather than debt. Treatment of a holder of an interest in notes as a partner could have adverse tax consequences to certain holders; for example, absent an applicable exemption, income to foreign persons would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of partnership expenses (e.g., to the extent partnership expenses are treated as investment expenses generally individuals are not entitled to a deduction of these expenses; on the other hand, to the extent the partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to individual holders may be limited under the rules of Section 163(j) of the Internal Revenue Code). Further, certain withholding obligations may apply with respect to amounts realized on a disposition of a note by a foreign partner.

If the issuing entity were treated as a partnership for United States federal income tax purposes, audit rules would generally apply to such partnership. Under these rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. It is unclear to what extent any elections under these rules will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Alternatively, the Internal Revenue Service could contend that some or all of the notes, or separately some of the other securities that the issuing entity has issued or is permitted to issue (and which are permitted to constitute debt or equity for United States federal income tax purposes), constitute equity in a partnership that should be classified as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. A partnership would be classified as a publicly traded partnership and could be taxable as a corporation if its equity interests were traded on an “established securities market”, or are “readily tradable” on a “secondary market” or its “substantial equivalent”. The transferor intends to take measures designed to reduce the risk that the issuing entity could be classified as a publicly traded partnership; although the transferor expects that such measures will ultimately be successful, certain of the actions that may be necessary for avoiding the treatment of such other securities as “readily tradable” on a “secondary market” or its “substantial equivalent” are not fully within the control of the transferor. As a result, there can be no assurance that the measures the transferor intends to take will in all circumstances be sufficient

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to prevent the issuing entity from being classified as a publicly traded partnership. If the issuing entity were treated in whole or in part as one or more publicly traded partnerships taxable as a corporation, corporate tax imposed with respect to such corporation could materially reduce cash available to make payments on the notes, and foreign investors could be subject to withholding taxes. Additionally, no distributions from the corporation would be deductible in computing the taxable income of the corporation, except to the extent that any notes or other securities were treated as debt of the corporation and distributions to the related holder of an interest in notes or other security holders were treated as payments of interest thereon.

Further, distributions to a holder of an interest in notes not treated as holding debt would be dividend income to the extent of the current and accumulated earnings and profits of the corporation (possibly without the benefit of any dividends received deduction). Prospective investors should consult their own tax advisors with regard to the consequences of possible alternative characterizations to them in their particular circumstances; the following discussion assumes that the characterization of the notes as debt and the issuing entity as an entity other than an association or publicly traded partnership taxable as a corporation for United States federal income tax purposes is correct.

Consequences to Holders of an Interest in the Offered Notes

Interest and Original Issue Discount

Subject to the discussion in the immediately following paragraph, stated interest on a note will be includible in gross income as it accrues or is received in accordance with the usual method of tax accounting of a holder of an interest in notes. If the notes are issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Internal Revenue Code will apply to those notes. Under those provisions, a holder of an interest in such a note (including a cash basis holder) would be required to include the original issue discount on an interest in a note in income for United States federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. Subject to the discussion below, an interest in a note will be treated as having original issue discount to the extent that its “stated redemption price” exceeds its “issue price”, if such excess equals or exceeds a “de minimis” amount equal to 0.25 percent multiplied by the weighted average life of the note (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment). Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of interests in the notes. Additionally, the Internal Revenue Service could take the position based on Treasury regulations that none of the interest payable on an interest in a note is “unconditionally payable” and hence that all of such interest should be included in its stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most holders of the notes, but prospective investors should consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes “qualified stated interest” and that the above consequences do not apply.

Market Discount

A holder of an interest in a note who purchases its interest at a discount that exceeds any original issue discount not previously includible in income may be subject to the “market discount” rules of Sections 1276 through 1278 of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount.

Market Premium

A holder of an interest in a note who purchases its interest at a premium (generally, an excess of the holder’s acquisition cost over the amount payable at maturity) may elect to amortize the premium against interest income over the remaining term of the note in accordance with the provisions of Section 171 of the Internal Revenue Code.

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Disposition of an Interest in the Notes

Subject to exceptions such as in the case of “wash sales”, upon the sale, exchange or retirement of an interest in a note, the holder of such interest will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest not previously included in income) and the holder’s adjusted tax basis in its interest in the note. The holder’s adjusted tax basis in its interest in the note generally will equal the cost of the interest in the note to such holder, increased by any market or original issue discount previously included in income by such holder with respect to the note, and decreased by the amount of any bond premium previously amortized and any payments of principal previously received or original issue discount previously included in income by such holder with respect to such note. Except to the extent of any accrued market discount not previously included in income, any such gain will be treated as capital gain which is long-term capital gain if the interest in the note has been held for more than one year, and any such loss will be a capital loss, subject to limitations on deductibility.

Potential Acceleration of Income

An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Internal Revenue Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income such as original issue discount and possibly de minimis original issue discount in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The U.S. Treasury Department released final Treasury Regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Internal Revenue Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). Prospective investors should consult their tax advisors with regard to these rules.

3.8% Medicare Tax

Certain non-corporate United States persons will be subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include the interest payments and any gain realized with respect to the notes, less certain deductions. United States persons should consult their tax advisors with respect to any consequences of this 3.8% Medicare tax.

Foreign Holders

Under United States federal income tax law now in effect, subject to exceptions applicable to certain types of interest, payments of interest by the issuing entity to a holder of an interest in a note who is not a United States person within the meaning of Section 7701(a)(30) of the Internal Revenue Code (a “foreign person”) will be considered “portfolio interest” and will not be subject to United States federal income tax or withholding tax provided the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not for United States federal income tax purposes (a) actually or constructively a “10 percent shareholder” of the transferor, the issuing entity or any relevant master trust, (b) a “controlled foreign corporation” with respect to which the transferor, the issuing entity or any relevant master trust is a “related person” within the meaning of the Internal Revenue Code, or (c) a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (ii) provides the person who is otherwise required to withhold United States tax with respect to the notes with an appropriate statement (on IRS Form W-8BEN or W-8BEN-E (or applicable successor form) or a substitute form), signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name, address and certain additional information. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an IRS Form W-8BEN or W- 8BEN-E (or applicable successor form) or substitute form provided by the foreign person that owns the interest in the note. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If such interest is not portfolio interest, then it will be subject to United States federal income

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and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty or such interest is effectively connected with the conduct of a trade or business within the United States and, in either case, the appropriate statement has been provided.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of an interest in a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, (ii) in the case of an individual foreign person, such individual is not present in the United States for 183 days or more in the taxable year and (iii) certain other conditions are satisfied.

Holders of interests in notes should consult their tax advisors regarding the procedures whereby they may establish an exemption from withholding.

Backup Withholding and Information Reporting

Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of an interest in a note, may be subject to “backup withholding” tax under Section 3406 of the Internal Revenue Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s United States federal income tax, provided appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, certain penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the Internal Revenue Service concerning payments, unless an exemption applies. Holders of interests in the notes should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Foreign Account Tax Compliance Act

Holders of interests in notes that are not United States persons should be aware of legislation commonly known as FATCA and related administrative guidance that impose a 30% United States withholding tax on certain payments (including interest payments in respect of notes and, under rules previously scheduled to take effect beginning January 1, 2019, gross proceeds, including the return of principal, from the sale or other disposition, including redemptions, of notes) made to a non-United States entity that fails to take required steps to provide information regarding its “United States accounts” or its direct or indirect “substantial United States owners”, as applicable, or to certify that it has no such accounts or owners. Various exceptions are provided under the legislation and related administrative guidance. Treasury Regulations have been published in proposed form that eliminate withholding on payments of gross proceeds from such dispositions. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. To comply with the requirements of FATCA, the issuing entity or the paying agent may, in appropriate circumstances, require holders of interests in notes to provide information and tax documentation regarding their direct and indirect owners. The issuing entity will not be obligated to pay any additional amounts to “gross up” payments to holders of interests in notes as a result of any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or government charges with respect to payments in respect of the notes. Prospective investors should consult their own tax advisors regarding the application and impact of FATCA based upon their particular circumstances.

The United States federal income tax discussion set forth above may not be applicable depending upon the particular tax situation of a holder of an interest in the notes, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. Accordingly, it is suggested that prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of an interest in the notes and the possible effects of changes in federal tax laws.

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State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. The activities to be undertaken by the servicer in servicing and collecting on the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a holder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to income from receivables collected from customers located in such state (and may require withholding on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for United States federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. It is suggested that each investor should consult its own tax advisor regarding state and local tax consequences.

Certain Considerations for ERISA and Other U.S. Benefit Plans

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Benefit Plans from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Internal Revenue Code for such persons or the fiduciaries of such Benefit Plan. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Internal Revenue Code. However, such plans may be subject to similar restrictions under applicable Similar Law.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Internal Revenue Code with respect to a Benefit Plan that acquired Class A Notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Internal Revenue Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Regulation were applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, as of the closing date, the Class A Notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Regulation. This determination is based upon the traditional debt features of the Class A Notes, including the reasonable expectation of purchasers of Class A Notes that the Class A Notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the Class A Notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. In the event of a withdrawal or downgrade to below investment grade of the rating of the Class A Notes or a characterization of the Class A Notes as other than indebtedness under applicable local law, the subsequent acquisition of the Class A Notes or interest therein by a Benefit Plan or other employee benefit plan subject to Similar Law is prohibited.

Without regard to whether the Class A Notes are treated as an equity interest in the issuing entity for purposes of the Regulation, the acquisition or holding of Class A Notes by or on behalf of a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, BBD, the transferor, the servicer, the underwriters, another party with an economic relationship to the issuing entity or any of their respective affiliates (the “Transaction Parties”) is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of Class A Notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such Class A Notes and the relationship of the party in interest or disqualified person to the Benefit Plan. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code for certain transactions between a Benefit Plan and persons who are parties in interest or disqualified persons solely by reason of

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providing services to the Benefit Plan or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers”. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the Class A Notes, and prospective purchasers that are Benefit Plans should consult with their legal advisors regarding the applicability of any such exemption.

As described in this prospectus, the Transaction Parties may receive fees or other compensation as a result of a Benefit Plan’s or any other employee benefit plan’s acquisition of the Class A Notes. Accordingly, none of the Transaction Parties are undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any of the Class A Notes by any Benefit Plan or any other employee benefit plan.

By acquiring a Class A Note (or interest therein), each purchaser and transferee (and its fiduciary, if applicable) is deemed to represent, warrant and covenant that either (a) such purchaser or transferee is not acquiring the Class A Note (or interest therein) with the assets of a Benefit Plan or a governmental, non-U.S. or church plan that is subject to Similar Law or (b)(i) the Class A Notes are rated at least “BBB-” or its equivalent by a nationally recognized statistical rating organization at the time of purchase or transfer and (ii) the acquisition, holding and disposition of the Class A Note (or interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any Similar Law.

If the issuing entity determines that a holder or beneficial owner of the Class A Notes has breached any of the foregoing representations and warranties, the issuing entity will have the right, at its option, to require such person to dispose of its Class A Notes to a person or entity that is qualified to hold the Class A Notes immediately upon receipt of a notice from the issuing entity that the relevant holder or beneficial owner has breached such representations and warranties.

A plan fiduciary or trustee, as applicable, considering the acquisition Class A Notes should consult its legal advisors regarding the matters discussed above and other applicable legal requirements.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to Benefit Plans that are tax-exempt under the Internal Revenue Code, unless the notes were “debt- financed property” because of borrowings by the Benefit Plan itself. However, if, contrary to the opinion of Special Tax Counsel, for federal income tax purposes, the notes are equity interests in a partnership and the partnership is viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the Benefit Plan as “debt-financed income”. Benefit Plans should consult their tax advisors concerning the tax consequences of purchasing notes.

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Plan of Distribution

The issuing entity may offer and sell the notes in any of three ways:

•	directly to one or more purchasers;
•	through agents; or
•	through underwriters.

Any underwriter or agent that offers the notes may be an affiliate of the issuing entity, and offers and sales of notes may include secondary market transactions by affiliates of the issuing entity. These affiliates may act as principal or agent in secondary market transactions. Secondary market transactions will be made at prices related to prevailing market prices at the time of sale.

Dealer trading may take place in some of the notes, including notes not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise. If the issuing entity, directly or through agents, solicits offers to purchase notes, the issuing entity reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of notes.

The issuing entity may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. If indicated in a prospectus, the issuing entity will authorize underwriters or agents to solicit offers by certain institutions to purchase securities from the issuing entity pursuant to delayed delivery contracts providing for payment and delivery at a future date.

Any of BBD, Dryrock Funding or any of their affiliates may retain notes of a series or class upon initial issuance and may sell them on a subsequent date. Offers to purchase notes may be solicited directly by any of the banks, BBD, Dryrock Funding or any of their affiliates and sales may be made by any of the banks, BBD, Dryrock Funding or any of their affiliates to institutional investors or others deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resale of the securities.

Any underwriter or agent participating in the distribution of securities, including notes offered by this prospectus, may be deemed to be an underwriter of those securities under the Securities Act of 1933 and any discounts or commissions received by it and any profit realized by it on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

The transferor, BBD and the issuing entity may agree to indemnify underwriters, agents and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933 in connection with their participation in the distribution of the issuing entity’s notes.

It is expected that delivery of the notes will be made against payment therefor on or about the closing date.  Rule 15c6-1 of the SEC under the Securities Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  It is suggested that purchasers of notes who wish to trade notes on the date hereof consult their own advisors.

Underwriters and agents participating in the distribution of the notes, and their controlling persons, may engage in transactions with and perform services for the banks, BBD, the transferor, the issuing entity or their respective affiliates in the ordinary course of business.

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Legal Matters

Certain legal matters relating to the issuance of the notes will be passed upon for BBD, the transferor and the issuing entity by Diana Clift, General Counsel. In addition, an opinion regarding the legality of the notes being offered has been provided by Mayer Brown LLP and filed as an exhibit to the registration statement relating to the notes. Certain other legal matters will be passed upon for the transferor and the issuing entity by Mayer Brown LLP. Certain legal matters will be passed upon for any underwriters, agents or dealers by Orrick, Herrington & Sutcliffe LLP. Certain federal income tax matters will be passed upon for the transferor by Mayer Brown LLP. In addition, an opinion relating to federal income tax matters with respect to the issuance of the notes has been provided by Mayer Brown LLP and filed as an exhibit to the registration statement relating to the notes.

Where You Can Find More Information

We filed a registration statement relating to the notes with the Securities and Exchange Commission (SEC). This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, periodic reports on Form 10-D and current reports on Form 8-K.

Our SEC filings are also available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (CIK) for Barclays Dryrock Issuance Trust, 0001552111. For purposes of any electronic version of this prospectus, the preceding uniform resource locator, or URL, is an inactive textual reference only.

Reports that are filed with the SEC by the servicer pursuant to the Securities Exchange Act, may be accessed by any investor, free of charge, through an Internet Web site at https://home.barclays/investor-relations/fixed-income-investors/prospectus-and-documents/secured-funding-securitisation/barclays-dryrock-issuance-trust/. In the event this Internet Web site is temporarily unavailable, BBD will provide to investors electronic or paper copies of such reports free of charge upon request. For purposes of any electronic version of this prospectus, the URL in this paragraph is an inactive textual reference only.

We “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference any future monthly reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity until we terminate our offering of the notes.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: Barclays Bank Delaware, 125 South West Street, Wilmington, DE 19801, attention: Diana Clift, (302) 255-7591.

In addition, the indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at [●]. Holders with questions may direct them to the indenture trustee’s bondholder services group at [●].

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Glossary of Defined Terms

“Accumulation Reserve Account” means the Eligible Deposit Account designated as such and established pursuant to the Series 20[●]-[●] indenture supplement.

“Accumulation Reserve Draw Amount” means the excess, if any, of the Covered Amount for such Payment Date over the investment proceeds on the Principal Funding Account for such Payment Date.

“Additional Accounts” means each credit card account in any approved portfolio established pursuant to an account agreement between BBD and any person, which account is an Eligible Account designated to be included in the Portfolio of the issuing entity and whose Receivables are transferred to the issuing entity as described in “Sources of Funds to Pay the Notes – Addition of Assets”.

“Adjusted Outstanding Dollar Principal Amount” means, at any time for any series or class of notes, the Outstanding Dollar Principal Amount of all outstanding notes of such series or class at that time, less any funds then on deposit with respect to principal in any issuing entity account for such series or class.

“Affected Investors” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“Allocation Amount” has the meaning described in “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount – Allocation Amount”.

“Approved Portfolio” means the portfolio of credit card accounts owned by BBD or any of its affiliates from which the accounts designated to be included in the Trust Portfolio are selected.

“ARR Representations and Warranties” means the representations and warranties from the receivables purchase agreement and transfer agreement that relate to the pool assets, as set forth as an exhibit to the asset representations reviewer agreement.

“ARR Review” means a review undertaken by the asset representations reviewer to determine whether or not the Sixty Day Delinquent Assets, reported in and relating to the monthly noteholders’ statement for the monthly period in which the conditions for an ARR Review were satisfied, complied with the ARR Representations and Warranties.

“BBD” means, Barclays Bank Delaware, a Delaware banking corporation.

“BBPLC” has the meaning specified in “Transaction Parties – BBD”.

“Base Rate” means, for any Payment Date, the sum of (i) the annualized percentage equivalent of a fraction, (A) the numerator of which is equal to the sum of the Class A Monthly Interest and the Class B Monthly Interest for such Payment Date and (B) the denominator of which is the Outstanding Dollar Principal Amount of the Series 20[●]-[●] notes as of Record Date for such Payment Date and (ii) the Servicing Fee Percentage for the Payment Date.

“Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of ERISA, that is subject to the provisions of Title I of ERISA, a “plan” described in and subject to Section 4975 of the Internal Revenue Code, or an entity whose underlying assets include “plan assets” by reason of an employee benefit plan’s or plan’s investment in the entity.

“Business Day” means (i) a day in which dealings in deposits in United States dollars are transacted in the London interbank market and (ii) any day other than: (a) a Saturday or a Sunday or (b) a day on which banking institutions in the State of Delaware, the State of New York or any other state in which the principal executive office of BBD or the principal office of the indenture trustee at which at any particular time it’s corporate trust business will be administered are authorized or obligated by law, executive order or governmental decree to be closed and (c) for purposes of any particular series or class of notes, any other day specified in the indenture supplement.

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“CFPB” has the meaning specified in “Risk Factors – Other Legal and Regulatory Risks – Regulatory action could result in losses or delays in payment”.

“Class A Additional Interest” means, for any Payment Date, the product of:

•	a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360, times the Class A Note Interest Rate in effect for the related Interest Period, plus [2]% per annum; and
•	the Class A Interest Shortfall.

“Class A Interest Shortfall” means, on the Note Transfer Date preceding each Payment Date, the excess of:

•	the Class A Monthly Interest for such Payment Date, over
•	the aggregate amount of funds retained in the Collection Account and allocated and available to pay the Class A Monthly Interest on such Payment Date.

“Class A Monthly Interest” means, for any Payment Date, the product of:

•	the Class A Note Interest Rate in effect for the Interest Period related to the current Payment Date;
•	a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360; and
•	the Outstanding Dollar Principal Amount of the Class A notes as of the close of business on the related Record Date[.][;]

[provided, however, that for the first Payment Date, Class A Monthly Interest will be equal to [$[●]].

“Class A Note Interest Rate” means, for any Interest Period with respect to the Class A Notes, a per annum rate equal to [SOFR Rate plus] [●]%[; provided that, if the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the Class A Note Interest Rate for such Interest Period will be deemed to be 0.00%].

“Class B Additional Interest” means, for any Payment Date, the product of:

•	a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360, times the Class B Note Interest Rate in effect for the related Interest Period, plus [2]% per annum; and
•	the Class B Interest Shortfall.

“Class B Interest Shortfall” means, for any Payment Date, the excess of:

•	the Class B Monthly Interest for such Payment Date, over
•	the aggregate amount of funds retained in the Collection Account and allocated and available to pay the Class B Monthly Interest on such Payment Date.

“Class B Monthly Interest” means, for any Payment Date, the product of:

•	the Class B Note Interest Rate in effect for the Interest Period related to the current Payment Date;
•	a fraction, the numerator of which is [the actual number of days in the related Interest Period][30] and the denominator of which is 360; and
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•	the Outstanding Dollar Principal Amount of the Class B notes as of the related Record Date[.][;]

[provided, however, that for the first Payment Date, Class B Monthly Interest will be equal to [$[●]].

“Class B Note Interest Rate” means, for any Interest Period with respect to the Class B Notes, a per annum rate equal to [SOFR Rate plus] [●]%[; provided that, if the SOFR Rate plus [●]% is less than 0.00% for any Interest Period, then the Class B Note Interest Rate for such Interest Period will be deemed to be 0.00%].

“Collections” means, for any Date of Processing, all payments (including insurance proceeds) received in respect of the Receivables, in the form of cash, checks, wire transfers, electronic transfers, ATM transfers or any other form of payment in accordance with the related account agreement and all other amounts specified by the transfer agreement, the servicing agreement, the indenture or the indenture supplement as constituting Collections. With respect to any Date of Processing, all Interchange received with respect to the preceding Date of Processing and all Recoveries with respect to Receivables previously charged-off as uncollectible will be treated as Collections of Finance Charge Receivables.

“Collection Account” means, an Eligible Deposit Account, in which funds and other property credited thereto are held for the benefit of the indenture trustee and the noteholders.

“Controlled Accumulation Amount” means, for any Payment Date relating to the Controlled Accumulation Period, $[●]; provided, however, that if the commencement of the Controlled Accumulation Period is delayed as described in “The Notes – Principal Payments – Postponement of Controlled Accumulation Period” it will be an amount equal to the Outstanding Dollar Principal Amount of the Series as of the first day of the Controlled Accumulation Period divided by the controlled accumulation period length. If the initial stated principal amount of the Series 20[●]-[●] notes is increased or decreased as discussed under “Introduction”, the Controlled Accumulation Amount will be adjusted accordingly.

“Controlled Accumulation Period” means, unless an early amortization event will have occurred prior thereto, the period beginning on the first Business Day of the [●] Monthly Period or such later date as is determined in accordance with the Series 20[●]-[●] indenture supplement and ending on the earlier to occur of (a) the commencement of the Early Amortization Period and (b) the payment in full of the Stated Principal Amount of, and any monthly interest due on, the Series 20[●]-[●] notes.

“Controlled Deposit Amount” means, for any Payment Date relating to the Controlled Accumulation Period, an amount equal to the sum of the Controlled Accumulation Amount for such Payment Date and any Deficit Controlled Accumulation Amount for the immediately preceding Payment Date.

“Covered Amount” has the meaning specified in “Withdrawals from the Accumulation Reserve Account”.

“Credit CARD Act” has the meaning specified in “Risk Factors – Changes to consumer protection laws may impede origination or collection efforts, change account holder use patterns, or reduce collections, any of which may result in acceleration of or reduction in payment on your notes”.

“CRR” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“Date of Processing” means, for any transaction or receipt of Collections, the Business Day on which the Collections are first identified in written form as Principal Collections and Finance Charge Collections under the servicer’s customary and usual servicing practices (regardless of the effective date of recording).

“Default Amount” means, for any Monthly Period, with respect to Receivables included as part of the issuing entity, an amount (which will not be less than zero) equal to: (a) the aggregate amount of Principal Receivables other than Ineligible Receivables which became Defaulted Receivables in such Monthly Period, minus (b) the amount of any Defaulted Receivables that the transferor or servicer became obligated to accept reassignment or assignment as

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described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets” and “Description of the Receivables Purchase Agreement – Covenants”; provided that, in the event of certain insolvency or bankruptcy events with respect to the transferor or the servicer, the amount of Defaulted Receivables subject to reassignment to the transferor or assignment to the servicer, as the case may be, will not be added to the sum so subtracted in clause (b) above.

“Defaulted Receivables” means, for any Date of Processing, all Principal Receivables that were charged off as uncollectible on the servicer’s computer file of accounts on such Date of Processing in accordance with the account guidelines and the servicer’s customary and usual servicing procedures for servicing Receivables comparable to the Receivables in the Portfolio.

“Deficit Controlled Accumulation Amount” means:

•	on the first Payment Date for the Controlled Accumulation Period, the excess, if any, of the Controlled Accumulation Amount for such Payment Date over the amount deposited in the Principal Funding Account on such Payment Date, and
•	on each subsequent Payment Date for the Controlled Accumulation Period, the excess, if any, of the Controlled Deposit Amount for such subsequent Payment Date over the amount deposited in the Principal Funding Account on such subsequent Payment Date.

“Definitive Notes” means notes in definitive, fully registered form.

“Delinquency Trigger Event” means, as determined as of the last day of each Monthly Period, the occurrence of the Sixty Day Delinquency Rate Percentage being equal to or greater than the Delinquency Trigger Percentage.

“Delinquency Trigger Percentage” means the lesser of (i) [●]% and (ii) the Delinquency Trigger Percentage specified in the indenture supplement for any other outstanding series of notes.

“Discount Option Percentage” means a percentage or percentages, designated at the option of the transferor from time to time, which may be a fixed percentage or a variable percentage based on a formula of all Principal Receivables existing in all or any specified portion of the accounts to be treated as Finance Charge Receivables on or after the discount option date.

“Distribution Account” means the Eligible Deposit Account designated as such and established pursuant to the Series 20[●]-[●] indenture supplement.

“Dodd-Frank Act” has the meaning specified in “Risk Factors – Insolvency and Security Interest Related Risks – The conservatorship, receivership, bankruptcy, or insolvency of BBD or Dryrock Funding could result in accelerated, delayed, or reduced payments to you”.

“Early Amortization Period” has the meaning set forth in “Principal Payments – Early Amortization Period”.

“EBA” means the European Banking Authority.

“EBA Guidance Interpretation” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“EEA” means the European Economic Area.

“Eligible Account” means a credit card account in any approved portfolio established pursuant to an account agreement and owned by BBD and its successors and permitted assigns which, as of the respective selection date:

•	is a credit card account in existence and maintained by BBD or such successors or assigns;
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•	is payable in United States dollars;
•	has an accountholder who has not been identified by BBD in its computer files as being involved in a bankruptcy or insolvency proceeding;
•	has an accountholder who has provided as his or her most recent billing address an address located in the United States, its territories or possessions or a United States military address;
•	has not been identified as an account with respect to which the related card has been lost or stolen;
•	has not been sold or in which a security interest has not been granted by BBD to any other party;
•	does not have Receivables which have been sold or pledged by BBD to any other party other than the transferor; and
•	does not have Receivables that are Defaulted Receivables and does not have any Receivables that have been identified by BBD as having been incurred as a result of fraudulent use of any related credit card.

Eligible Accounts may include accounts, the Receivables of which are Defaulted Receivables, or which have been identified by BBD in its computer files as cancelled due to a related accountholder’s bankruptcy or insolvency, in each case as of the applicable selection date; provided that:

•	the balance of all Receivables included in such accounts is reflected on the books and records of BBD (and is treated for purposes of the transfer agreement) as “zero”, and
•	borrowing and charging privileges with respect to all such accounts have been cancelled in accordance with the account guidelines and will not be reinstated by BBD or the servicer.

“Eligible Deposit Account” means either:

•	a segregated account with an Eligible Institution, or
•	solely with respect to the Collection Account and the Excess Funding Account, a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia (or any domestic branch of a foreign bank), and acting as a trustee for funds deposited in such account, so long as the rating of any of the unsecured or unguaranteed senior debt securities of such depository institution satisfies the publicly published, controlling and applicable ratings criteria established by each hired nationally recognized statistical rating organization, or
•	solely with respect to the Accumulation Reserve Account, the Distribution Account, the Principal Funding Account and any other account established pursuant to the Series 20[●]-[●] indenture supplement, a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States or any one of the states thereof, or the District of Columbia (or any domestic branch of a foreign bank), and holding such funds deposited in such account for the Trustee, so long as the rating of any of the unsecured or unguaranteed senior debt securities of such depository institution satisfies the publicly published, controlling and applicable ratings criteria established by each hired nationally recognized statistical rating organization

“Eligible Institution” means a depository institution (which may be the indenture trustee, the owner trustee or any affiliate thereof) organized under the laws of the United States, any one of the states thereof (including the District of Columbia) or any domestic branch of a foreign bank, so long as such depository institution’s long-term unsecured debt rating or its certificate of deposit rating satisfies the publicly published, controlling and applicable ratings criteria established by each hired nationally recognized statistical rating organization. Notwithstanding the previous sentence,

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any institution the appointment of which satisfies the Note Rating Agency Condition will be considered an Eligible Institution. If so qualified, the servicer may be considered an Eligible Institution for the purposes of this definition.

“Eligible Investments” means negotiable instruments, investment property or deposit accounts which are:

•	direct obligations of, or obligations fully guaranteed by, the United States;
•	demand deposits, time deposits or certificates of deposit (having original maturities of no more than 365 days) of depository institutions or trust companies (including an affiliate of the indenture trustee) organized under the laws of the United States or any state thereof, or the District of Columbia (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided that at the time of the issuer’s investment or contractual commitment to invest therein, the short-term issuer rating of such depository institution or trust company are rated by each of S&P and Moody’s in its highest rating category (or any other rating from any hired nationally recognized statistical rating organization acceptable to such hired nationally recognized statistical rating organization);
•	commercial paper (having original or remaining maturities of no more than 30 days) that, at the time of the issuer’s investment or contractual commitment to invest therein, will be rated by each of S&P and Moody’s in its highest rating category (or any other rating from any hired nationally recognized statistical rating organization acceptable to such hired nationally recognized statistical rating organization);
•	demand deposits, time deposits or certificates of deposit that are fully insured by the FDIC;
•	bankers’ acceptances (having original maturities of no more than 365 days) issued by any depository institution or trust company referred to in the second clause above;
•	time deposits, other than as referred to in the second clause above (having maturities not later than the Note Transfer Date), with an entity the commercial paper of which will be rated (solely with respect to the Accumulation Reserve Account, the Distribution Account, the Principal Funding Account and any other account established pursuant to the Series 20[●]-[●] indenture supplement, at the time of the issuer’s investment or contractual commitment to invest therein) by each of S&P and Moody’s in its highest rating category (or any other rating from any hired nationally recognized statistical rating organization, upon satisfaction of the Note Rating Agency Condition); or
•	only to the extent permitted by Rule 3a-7 under the Investment Company Act (a) money market funds that, at the time of the issuer’s investment or contractual commitment to invest therein, are rated by each of S&P and Moody’s in its highest rating category (or any other rating from any hired nationally recognized statistical rating organization, upon satisfaction of the Note Rating Agency Condition) (including any such fund for which the indenture trustee or any affiliate of the indenture trustee is investment manager or advisor) or (b) any other investment of a type or rating so long as the Note Rating Agency Condition is satisfied.

“Eligible Receivable” means each receivable:

•	which has arisen in an Eligible Account;
•	which was created in compliance in all material respects with all requirements of law applicable to BBD and pursuant to an account agreement that complies in all material respects with all requirements of law applicable to BBD, the failure to comply with which would have a material adverse effect on noteholders of a series or class;
•	with respect to which all material consents, licenses, approvals or authorizations of, or registrations or declarations with, any governmental authority required to be obtained or given in connection with the creation of such Receivable or the execution, delivery and performance by BBD of its obligations under the applicable account agreement to which such Receivable was created, have been duly obtained or given and are in full force and effect;
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•	as to which, immediately prior to the transfer to the issuing entity, the transferor has good and marketable title, free and clear of all liens (other than any lien for municipal or other local taxes if such taxes are not then due and payable or if the transferor or BBD is then contesting the validity thereof in good faith by appropriate proceedings and has set aside on its books and records adequate reserves with respect thereto);
•	which has been the subject of either: (a) a valid transfer and assignment from the transferor to the issuing entity of all its right, title and interest therein (including any proceeds thereof), or (b) the grant of a first-priority perfected security interest therein (and in the proceeds thereof), effective until the termination of the issuing entity;
•	which is the legal, valid and binding payment obligation of an obligor thereof, legally enforceable against such obligor in accordance with its terms (with certain bankruptcy and equity-related exceptions);
•	which, at the time of its transfer to the issuing entity, has not been waived or modified except as permitted in accordance with the account guidelines and which waiver or modification is reflected in the servicer’s computer file of accounts;
•	which, at the time of its transfer to the issuing entity, is not subject to any right of rescission, setoff, counterclaim or other defense of an obligor (including the defense of usury), other than certain bankruptcy and equity-related defenses;
•	as to which, at the time of its transfer to the issuing entity, the transferor has satisfied all obligations on its part to be satisfied under the account agreement;
•	as to which, at the time of its transfer to the issuing entity, neither the transferor nor BBD, as the case may be, has taken any action which would impair, or omitted to take any action the omission of which would impair, in any material respect the rights of the issuing entity or noteholders of any series or class therein; and
•	which constitutes an “account” as defined in Article 9 of the Uniform Commercial Code, as amended, as in effect in the relevant jurisdiction.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“EU” means the European Union.

“EU Affected Investors” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“EU Investor Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“EU Prospectus Regulation” has the meaning specified in “Notice to Residents of the European Economic Area”.

“EU Qualified Investor” has the meaning specified in “Notice to Residents of the European Economic Area”.

“EU Retention Rules” has the meaning described in “EU and UK Risk Retention Requirements”.

“EU Risk Retention Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

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“EU Securitization Regulation” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“EU Securitization Rules” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“European Economic Area” is comprised of the following countries as of the date of this prospectus, Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain and Sweden.

“Excess Funding Account” means, an Eligible Deposit Account, in which funds and other property credited thereto are held for the benefit of the indenture trustee and the noteholders.

“Excess Spread Percentage” means, with respect to each Payment Date, as determined on the second preceding Business Day, an amount equal to the Series Portfolio Yield for the related Monthly Period minus the Base Rate related to such Payment Date.

“FCA” means the Financial Conduct Authority.

“FDIC” has the meaning specified in “Risk Factors – The conservatorship, receivership, bankruptcy, or insolvency of BBD or Dryrock Funding could result in accelerated, delayed, or reduced payments to you”.

“FDIC Rule” means 12 C.F.R. §360.6, as it may be amended from time to time and subject to such clarifications and interpretations as may be provided by the FDIC or the FDIC’s staff from time to time, and any successor thereto.

“Finance Charge Collections” means, for any Date of Processing, the sum of:

•	with respect to Receivables included in the issuing entity, Collections of Finance Charge Receivables received by the servicer on behalf of the issuing entity;
•	any amounts received by the issuer to be treated as Finance Charge Collections with respect to such series or class as described in the applicable prospectus or information memorandum, which will include all Recoveries with respect to Receivables previously charged off as uncollectible and the Interchange received, in each instance for such Date of Processing; and
•	the amount of all interest and other investment earnings (net of losses and investment expenses), if any, on amounts in deposit in the Collection Account and the Excess Funding Account on such Date of Processing.

“Finance Charge Receivables” means all amounts billed to the obligors or any account in respect of

•	all periodic rate finance charges;
•	cash advance fees;
•	annual membership fees and annual service charges;
•	late fees;
•	overlimit fees;
•	discount option receivables, if any; and
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•	any other incidental and miscellaneous fees and charges with respect to the accounts designated by the transferor at any time and from time to time to be included as Finance Charge Receivables.

“Floating Allocation Percentage” for any series of notes will be determined as set forth in the applicable prospectus or information memorandum.

“FSMA” has the meaning specified in “Notice to Residents of the United Kingdom”.

“Group” has the meaning described in “Transaction Parties – BBD”.

“Historical Delinquency Peak” has the meaning described in “Asset Representation Review – Delinquency Trigger Percentage Methodology”.

“Ineligible Receivables” means all Receivables with respect to an affected account that have been reassigned to the transferor as a result of the transferor’s breach of certain representations, warranties and covenants described in “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”.

“Initial Dollar Principal Amount” means, (a) unless otherwise specified in the applicable prospectus or information memorandum, with respect to a series or class of U.S. dollar denominated notes, the aggregate initial principal amount of the outstanding notes of such series or class plus the aggregate initial principal amount of any additional notes of such series or class, and (b) with respect to a series or class of discount notes or foreign currency notes, the amount specified in the applicable prospectus or information memorandum.

“Interchange” means all interchange fees or issuer rate fees payable to BBD, in its capacity as credit card issuer, through VISA USA, Inc.®, MasterCard International Incorporated® or any similar entity in connection with cardholder charges for goods or services.

“Interest Period” means the period beginning on and including any Payment Date and ending on but excluding the next Payment Date; provided that the first Interest Period will begin on and include the issuance date and end on but exclude the [●] 20[●] Payment Date.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investor Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“IORP” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“Issuer Tax Opinion” means, with respect to any action, an opinion of counsel that, for United States federal income tax purposes, (1) such action will not cause any outstanding series or class of notes that were characterized as debt at the time of their issuance to be characterized as other than debt, (2) such action will not cause or constitute an event in which gain or loss would be recognized by any holder of the notes and (3) such action will not cause the issuing entity to be treated as an association, or publicly traded partnership, taxable as a corporation.

“Monthly Period” means the period from and including the first day of a calendar month to and including the last day of such calendar month, provided that the first Monthly Period will begin on the issuance date and end on [●], 20[●].

“Monthly Subordination Amount” means, for any Payment Date, an amount (which will never be less than zero) equal to the lesser of:

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(a)	the excess of the amounts needed to pay current and past due Class A Monthly Interest and Class A Additional Interest as described in the first bullet point of “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” and the Series Servicing Fee and past amounts due thereon as described in the second bullet point of “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” over the Series Available Finance Charge Collections and Shared Excess Available Finance Charge Collections available to make distributions pursuant to the first and second bullet points of “Deposit and Application of Funds – Payments of Interest, Fees and Other Items”; and
(b)	the Class B Stated Principal Amount minus the amount of unreimbursed charge-offs resulting from any uncovered Series Default Amount and unreimbursed Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past amounts due thereon.

“Moody’s” means Moody’s Investors Service, Inc.

“Note Rating Agency Condition” means unless otherwise specified in the related indenture supplement for any series or class of notes, with respect to any action subject to such condition, (i) that each hired nationally recognized statistical rating organization will have notified the issuing entity or BBD in writing that the proposed action will not result in a reduction or withdrawal of its ratings on any outstanding notes of any series or (ii) if at such time the hired nationally recognized statistical rating organization has informed the issuing entity or BBD that such hired nationally recognized statistical rating organization does not provide such written notifications for transactions of this type, then as to such hired nationally recognized statistical rating organization the issuing entity will deliver written notice of the proposed action to such hired nationally recognized statistical rating organization or hired nationally recognized statistical rating organizations at least ten (10) Business Days prior to the effective date of such action (or such shorter notice period if specified in the applicable indenture supplement with respect to any specific action, or if ten (10) Business Days prior notice is impractical, such advance notice as is practicable); provided however that, with respect to the Series 20[●]-[●] Notes, the Note Rating Agency Condition shall mean ten (10) Business Days’ prior written notice has been provided to the hired nationally recognized statistical rating organization.

“Note Transfer Date” means the second Business Day prior to a Payment Date for a series or class of notes.

“Order” has the meaning specified in “Notice to Residents of the United Kingdom”.

“Outstanding Dollar Principal Amount” with respect to the Series 20[●]-[●] notes, has the meaning specified in “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount – Outstanding Dollar Principal Amount” and, with respect to any other series of notes, means the amount specified as the “Outstanding Dollar Principal Amount” with respect to such series of notes in the indenture.

“Payment Date” means (i) with respect to Series 20[●]-[●], [●] and the [15th] day of each calendar month thereafter, or if such [15th] day is not a Business Day, the next succeeding Business Day and (ii) with respect to any other series of notes, the meaning specified in the applicable indenture supplement for such series of notes.

“Pool Balance” has the meaning described in “Sources of Funds to Pay the Notes – Required Pool Balance”.

“Portfolio” means, with respect to the issuing entity, certain accounts selected from any approved portfolio of accounts owned by BBD and included in the issuing entity based on the eligibility criteria specified in the transfer agreement.

“PRA” means the Prudential Regulation Authority.

“PRASR” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

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“Principal Allocation Percentage” for any series of notes will be determined as set forth in the applicable prospectus or information memorandum.

“Principal Collections” means, with respect to any Date of Processing, the sum of:

•	with respect to Receivables, all Collections other than those designated as Finance Charge Collections for such Date of Processing; and
•	the amount of funds withdrawn from the Excess Funding Account on such Date of Processing which are required to be deposited into the Collection Account and treated as Principal Collections during an accumulation period or an amortization period pursuant to the indenture.

“Principal Funding Account” means the Eligible Deposit Account designated as such and established pursuant to the Series 20[●]-[●] indenture supplement.

“Principal Receivables” means all Receivables other than Finance Charge Receivables or Defaulted Receivables. In calculating the aggregate amount of Principal Receivables on any day, the amount of Principal Receivables will be reduced by the aggregate amount of credit balances in the accounts on such day.

“PTCE” has the meaning described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”.

“Quarterly Excess Spread Percentage” means (a) with respect to the [●] Payment Date, the Excess Spread Percentage with respect to the immediately preceding Monthly Period, (b) with respect to the [●] Payment Date, the percentage equivalent of a fraction, (A) the numerator of which is the sum of the Excess Spread Percentages for the immediately preceding two Monthly Periods and (B) the denominator of which is two and (c) with respect to the [●] Payment Date and each Payment Date thereafter, the percentage equivalent of a fraction, (A) the numerator of which is the sum of the Excess Spread Percentages for the immediately preceding three Monthly Periods and (B) the denominator of which is three.

“Reallocated Principal Collections” means, for any Monthly Period, Series Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, in an amount equal to the lesser of:

•	the Monthly Subordination Amount for such Monthly Period; and
•	Series Principal Collections, less any amount released and used to purchase receivables under the Series 20[●]-[●] indenture supplement, for such Monthly Period.

“Reassignment Amount” means, with respect to the Receivables, subject to reassignment as described under “Sources of Funds to Pay the Notes – Representations, Warranties and Reassignment of Assets”, for any Note Transfer Date, the sum of (i) an amount equal to the outstanding principal balance of such Receivables as of the last day of the prior Monthly Period plus (ii) any accrued, past due and additional interest through the related Payment Date on notes with an Outstanding Dollar Principal Amount equal to the applicable amount specified in clause (i), which interest will be determined based on the applicable note interest rates of each series or class of notes through the related Payment Date of such series or class.

“Receivables” means all amounts shown on the servicer’s records as amounts payable by an obligor on any account from time to time, including amounts payable for Principal Receivables and Finance Charge Receivables. Receivables that become Defaulted Receivables will cease to be included as Receivables as of the day on which they become Defaulted Receivables. For purposes of the FDIC Rule and GAAP, Receivables are financial assets.

“Record Date” means the last day of the Monthly Period immediately preceding the related Payment Date.

“Recoveries” means all amounts received with respect to Receivables which have previously been charged off.

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“Regulation” has the meaning described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”.

“Regulation RR” means the regulations required under Section 15G of the Securities Exchange Act, added pursuant to Section 941(b) of the Dodd-Frank Act.

“Relevant Member State” has the meaning specified in “Notice to Residents of the European Economic Area”.

“Repurchase Party” has the meaning specified in “The Indenture – Dispute Resolution”.

“Requesting Party” has the meaning specified in “The Indenture – Dispute Resolution”.

“Required Excess Spread Percentage” means [0]% (subject to change upon the satisfaction of certain conditions).

“Required Pool Balance” has the meaning specified in “Sources of Funds to Pay the Notes – Required Pool Balance”.

“Required Transferor Amount” has the meaning specified in “Sources of Funds to Pay the Notes – Credit Risk Retention”.

“Required Transferor Amount Percentage” has the meaning specified in “Sources of Funds to Pay the Notes – Credit Risk Retention”.

“Retained Interest” has the meaning specified “EU and UK Risk Retention Requirements”.

“RMBS” has the meaning described in “The Transaction Parties – The Indenture Trustee”.

“S&P” means S&P Global Ratings.

“SECN” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Series Allocation Amount” means, as of the issuance date of the Series 20[●]-[●] notes, the initial dollar principal amount of the Series 20[●]-[●] notes and on any date of determination thereafter, the result of, without duplication,

•	the Series Allocation Amount determined on the immediately prior date of determination, plus
•	the amount of all increases in the Stated Principal Amount resulting from the issuance of additional Series 20[●]-[●] notes since the prior date of determination, plus
•	all reimbursements of reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon since the prior date of determination, minus
•	any reductions in the Series Allocation Amount from an allocation of charge-offs resulting from any uncovered Series Default Amount since the prior date of determination, minus
•	any reductions in the Series Allocation Amount due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon since the prior date of determination, minus
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•	the amount deposited in the Principal Funding Account or (without duplication) deposited in the Distribution Account for the payment of principal of the Series 20[●]-[●] notes (in each case, after giving effect to any deposits, allocations, reallocations or withdrawals to be made on that day);

provided, however, that (i) the Series Allocation Amount may never be less than zero, (ii) the Series Allocation Amount may never be greater than the Adjusted Outstanding Dollar Principal Amount; and provided further that, if there is a sale of assets in the issuing entity (a) following an event of default and acceleration of the Series 20[●]-[●] notes or (b) on the Series Legal Maturity Date as described in “Deposit and Application of Funds – Sale of Assets”, the Series Allocation Amount will be reduced to zero upon such sale.

“Series Available Finance Charge Collections” means, with respect to Series 20[●]-[●], for any Monthly Period, an amount equal to the sum of:

•	the Series Finance Charge Collections with respect to such Monthly Period;
•	all interest and other investment income (net of losses and investment expenses), if any, on amounts on deposit in the Principal Funding Account, but only on each Payment Date with respect to the Controlled Accumulation Period; and
•	amounts, if any, to be withdrawn from the Accumulation Reserve Account that must be included in Series Available Finance Charge Collections pursuant to the Series 20[●]-[●] indenture supplement with respect to the related Payment Date.

“Series Available Principal Collections” means, with respect to Series 20[●]-[●], for any Monthly Period, an amount equal to (a) Series Principal Collections, minus (b) Reallocated Principal Collections, plus (c) any Series Available Finance Charge Collections available to cover the Series Default Amount or to reimburse reductions in the Series Allocation Amount due to charge-offs resulting from any uncovered Series Default Amount and due to Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon, plus, (d) following an event of default and acceleration of the Series 20[●]-[●] notes, Series Available Finance Charge Collections, if any, available in the eighth bullet point in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items”.

“Series Default Amount” means, with respect to Series 20[●]-[●], for any Monthly Period, an amount equal to the Series Floating Allocation Percentage times the Default Amount for such Monthly Period.

“Series Finance Charge Collections” with respect to Series 20[●]-[●], has the meaning specified in “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee”.

“Series Floating Allocation Percentage” means, with respect to any date of determination as of such date of determination in any Monthly Period, the percentage equivalent (which percentage will never exceed 100%) of a fraction:

•	the numerator of which is the Series Allocation Amount as of the beginning of the first day of the Monthly Period related to such date of determination (or, (x) in the case of the first Monthly Period the Series 20[●]-[●] Stated Principal Amount and (y) with respect to any Monthly Period in which there is an issuance of additional Series 20[●]-[●] notes occurring in such Monthly Period, the Series Allocation Amount (after giving effect to any increase to the Series Allocation Amount resulting from the issuance of additional Series 20[●]-[●] notes) as of any date of determination on or after the date of such issuance of additional Series 20[●]-[●] notes); and
•	the denominator of which is the greater of:
(i)	the Pool Balance as of the beginning of the first day of the calendar month in which such date of determination occurs, or
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(ii)	the sum of the numerators used to calculate the “Series Floating Allocation Percentages” for all series of notes as of such date of determination.

With respect to any Monthly Period in which an addition date or a removal date occurs, the Series Floating Allocation Percentage for the portion of the Monthly Period falling on and after such addition date or removal date, as applicable, and prior to any subsequent addition date or removal date, as applicable, will be recalculated for such period using the Pool Balance as of the close of business on the subject addition date or removal date.

“Series Legal Maturity Date” means, with respect to Series 20[●]-[●], the [●] Payment Date, which is the legal maturity date for the Series 20[●]-[●] notes.

“Series Monthly Principal” will be equal to zero during the Revolving Period, and beginning with the Payment Date in the month following the month in which the Controlled Accumulation Period or, if earlier, the Early Amortization Period begins, will be equal to the least of:

•	the Series Available Principal Collections, less any amount released and used to purchase receivables under the Series 20[●]-[●] indenture supplement, on deposit in the Collection Account with respect to that Payment Date;
•	for each Payment Date with respect to the Controlled Accumulation Period, the Controlled Deposit Amount for that Payment Date; and
•	the Series Allocation Amount (as adjusted for any charge-offs resulting from any uncovered Series Default Amount and Reallocated Principal Collections used to pay shortfalls in interest on the Class A notes or shortfalls in the Series Servicing Fee and past due amounts thereon on that Payment Date).

“Series Portfolio Yield” means, with respect to Series 20[●]-[●], for any Monthly Period which, in the case of the first Monthly Period, is determined pursuant to the Series 20[●]-[●] indenture supplement, the annualized percentage equivalent of a fraction:

•	the numerator of which is equal to the sum of:
(i)	Series Available Finance Charge Collections for such Monthly Period, minus
(ii)	the Series Default Amount for such Monthly Period; and
•	the denominator of which is the Series Allocation Amount as of the last day of the preceding Monthly Period.

“Series Principal Allocation Percentage” means, with respect to any date of determination in any Monthly Period, the percentage equivalent (which percentage will never exceed 100%) of a fraction:

•	the numerator of which is (i) during the revolving period, the Series Allocation Amount as of the beginning of the first day of such Monthly Period related to such date of determination (or, (x) in the case of the first Monthly Period the Series 20[●]-[●] Stated Principal Amount and (y) with respect to any Monthly Period in which there is an issuance of additional Series 20[●]-[●] notes occurring in such Monthly Period, the Series Allocation Amount (after giving effect to any increase to the Series Allocation Amount resulting from the issuance of additional Series 20[●]-[●] notes) as of any date of determination on or after the date of such issuance of additional Series 20[●]-[●] notes), and (ii) during the Controlled Accumulation Period or the Early Amortization Period, the Series Allocation Amount as of the close of business on the last day of the revolving period; and
•	the denominator of which is the greater of:
(i)	the Pool Balance as of the beginning of the first day of the calendar month in which such date of determination occurs, or
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(ii)	the sum of the numerators used to calculate the “Series Principal Allocation Percentage” for all series of notes as of such date of determination.

With respect to any Monthly Period in which an addition date or a removal date occurs, the Series Principal Allocation Percentage for the portion of the Monthly Period falling on and after such addition date or removal date, as applicable, and prior to any subsequent addition date or removal date, as applicable, will be recalculated for such period using the Pool Balance as of the close of business on the subject addition date or removal date.

“Series Principal Collections”, with respect to Series 20[●]-[●], has the meaning specified in “Deposit and Application of Funds – Allocations of Finance Charge Collections, Principal Collections, the Default Amount and the Servicing Fee”.

“Series Servicing Fee” means, with respect to Series 20[●]-[●], for any Monthly Period, the Servicing Fee for such Monthly Period times the average of the Series Floating Allocation Percentages with respect to all days during such Monthly Period.

“Servicer Default” means any of the following events with respect to the issuing entity:

(i)	failure by the servicer to make any payment, transfer or deposit, or to give notice or instructions to the indenture trustee to make such payment, transfer or deposit, on or before the date the servicer is required to do so under the servicing agreement or the indenture (including any supplement thereto), or within the applicable grace period, which will not exceed five Business Days; provided, however, that any failure caused by a non-willful act of the servicer will not constitute a Servicer Default if the servicer promptly remedies the failure within five Business Days after receiving notice of such failure or otherwise becoming aware of the failure;
(ii)	failure on the part of the servicer duly to observe or perform in any material respect any other covenants or agreements of the servicer in the servicing agreement which has a material adverse effect on the noteholders of any series or class and which continues unremedied for a period of 60 days after written notice has been delivered to the servicer and, in some cases, to the owner trustee and the indenture trustee, or the servicer assigns or delegates its duties under the servicing agreement, except as specifically permitted thereunder;
(iii)	any representation, warranty or certification made by the servicer in the servicing agreement or in any certificate delivered pursuant thereto proves to have been incorrect when made, which has a material adverse effect on the rights of the noteholders of any series or class, and which material adverse effect continues for a period of 60 days after written notice has been delivered to the servicer and, in some cases, to the owner trustee and the indenture trustee; or
(iv)	the occurrence of certain events of bankruptcy, insolvency or receivership with respect to the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to under clause (i) above for a period of ten Business Days after the applicable grace period or referred to under clause (ii) or (iii) above for a period of 60 days after the applicable grace period will not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by an act of God or other similar occurrence.

“Servicing Fee” means, for any Monthly Period, one-twelfth of the product of (i) the Servicing Fee Percentage and (ii) the aggregate amount of Principal Receivables as of the close of business on the last day of the prior Monthly Period.

“Servicing Fee Percentage” means [2.00]%.

“Shared Excess Available Finance Charge Collections” means, for any Monthly Period, as of the related date of determination, with respect to any series of notes in Shared Excess Available Finance Charge Collections Group

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[●], the sum of (i) with respect to Series 20[●]-[●], the amount of Series Available Finance Charge Collections with respect to such Monthly Period, available in the eighth clause in “Deposit and Application of Funds – Payments of Interest, Fees and Other Items” and (ii) the Finance Charge Collections remaining after all required deposits and payments from all other series identified as belonging to Shared Excess Available Finance Charge Collections Group [●] which the applicable indenture supplements for those series specify are to be treated as “Shared Excess Available Finance Charge Collections”.

“Shared Excess Available Finance Charge Collections Group [●]” means the various series – including the Series 20[●]-[●] notes – that have been designated as a single group for the purpose of sharing Shared Excess Available Finance Charge Collections, as more fully described under “The Notes – Groups – Shared Excess Available Finance Charge Collections Group”.

“Shared Excess Available Principal Collections” means, for any Monthly Period, the sum of (i) with respect to the Series 20[●]-[●] notes, the amount of Series Available Principal Collections specified to be treated as “Shared Excess Available Principal Collections” under “Deposit and Application of Funds – Payments of Principal” and (ii) with respect to any other series of notes in Shared Excess Available Principal Collections Group [●], the Principal Collections allocated to that series of notes remaining after all required deposits and payments that are specified to be treated as Shared Excess Available Principal Collections in the applicable indenture supplement.

“Shared Excess Available Principal Collections Group [●]” means the various series of notes – including the Series 20[●]-[●] notes – that have been designated as a single group for the purpose of sharing Shared Excess Available Principal Collections, as more fully described under “The Notes – Groups – Shared Excess Available Principal Collections Group”.

“Similar Law” means state, local or other law that is similar to Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

“Sixty Day Delinquency Rate” means, as determined as of the last day of the Monthly Period, the percentage equivalent of a fraction, the numerator of which is an amount equal to the aggregate Dollar amount of Sixty Day Delinquent Assets and the denominator of which is equal to the aggregate Dollar amount of all Receivables.

“Sixty Day Delinquency Rate Percentage” means, (a) as determined as of the last day of the initial Monthly Period for the Series 20[●]-[●] notes, the Sixty Day Delinquency Rate, (b) as determined as of the last day of the second Monthly Period for the Series 20[●]-[●] notes, the percentage equivalent of a fraction, the numerator of which is the sum of the Sixty Day Delinquency Rates for the initial Monthly Period and the second Monthly Period and the denominator of which is two (2), and (c) as determined as of the last day of any Monthly Period (other than the initial Monthly Period or second Monthly Period) for the Series 20[●]-[●] notes, the percentage equivalent of a fraction, the numerator of which is the sum of the Sixty Day Delinquency Rates for the Monthly Period in which such determination occurs and the two (2) Monthly Periods immediately preceding such Monthly Period and the denominator of which is three (3).

“Sixty Day Delinquent Asset” means a Receivable (i) with respect to which three consecutive scheduled payments under the applicable account agreement remain unpaid for three consecutive billing date cycles and (ii) that is not a Defaulted Receivable.

“Special Tax Counsel” has the meaning specified in “Federal Income Tax Consequences – General”.

“SR 2024” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“SSPE” means a securitisation special purpose entity.

“Stated Principal Amount” with respect to the Series 20[●]-[●] notes, has the meaning specified in “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount

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and Allocation Amount – Stated Principal Amount” and, with respect to any other series of notes, means the amount specified as the “Stated Principal Amount” with respect to such series of notes in the related indenture supplement.

“Terms and Conditions” has the meaning described in “BBD Credit Card Business – Euroclear System”.

“Transaction Parties” has the meaning described in “Certain Considerations for ERISA and Other U.S. Benefit Plans”.

“Transferor Amount” means, for any asset, for any Date of Processing, an amount equal to (i) the Pool Balance for such Date of Processing, minus (ii) the aggregate Allocation Amount of all series and classes of notes on such Date of Processing.

“Transferor Interest” means an interest having such rights as set forth in the transaction documents, including the right to receive amounts specified in the transaction documents to be distributed to the holder of the transferor interest.

“Transferor Percentage” means, for any date of determination, 100% minus (a) the sum of the aggregate Principal Allocation Percentages or (b) the sum of the aggregate Floating Allocation Percentages, as applicable, of all series of notes outstanding with respect to Principal Collections, Finance Charge Collections, the Servicing Fee or the Default Amount.

“Trust Portfolio” means the initial accounts and any Additional Accounts selected from the Approved Portfolio to have their receivables included in the issuing entity based on the eligibility criteria specified in the receivables purchase agreement and the transfer agreement.

“UCITS” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“UK” means the United Kingdom of Great Britain and Northern Ireland.

“UK Affected Investors” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“UK Investor Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“UK Prospectus Regulation” has the meaning specified in “Notice to Residents of the United Kingdom”.

“UK Risk Retention Requirements” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“UK Securitization Framework” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“UK Securitization Rules” has the meaning described in “Risk Factors – Other Legal and Regulatory Risks – EU and UK regulatory requirements for investments in securitization may adversely affect certain investors and the price and liquidity of the notes in the secondary market”.

“U.S. Bank” has the meaning specified in “Transaction Parties – The Indenture Trustee”.

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“WTNA” has the meaning specified in “Transaction Parties – The Owner Trustee”.

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ANNEX I

The Trust Portfolio

The information provided in this Annex I is an integral part of the prospectus.

The BBD credit card portfolio is primarily comprised of VISA and MasterCard accounts originated by BBD. BBD has selected a subset of the BBD credit card portfolio for securitization eligibility purposes (referred to in this prospectus as the “Approved Portfolio”). The Approved Portfolio consists of credit card assets arising in both co-branded and non co-branded credit card accounts. Additional portfolios may be designated to the Approved Portfolio from time to time upon satisfaction of the note rating agency condition. The Trust Portfolio is comprised of receivables arising in accounts that have been selected from the Approved Portfolio.

The tables below contain performance information, as of the date indicated, for the receivables in the Trust Portfolio. The information concerning the historical performance of the Trust Portfolio reflects only the performance of the accounts that were designated for the Trust Portfolio during or prior to the specified time period. Historical performance information is not necessarily indicative of how the receivables in the Trust Portfolio will perform in the future.

General

The receivables conveyed to the Trust Portfolio arise in accounts selected from the Approved Portfolio based on the eligibility criteria specified in the transfer agreement as well as other criteria that the transferor may choose from time to time as applied on the initial selection date and subsequent selection dates. See the definition of “Eligible Account” in the “Glossary of Defined Terms” and “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement – Representations and Warranties”. Subject to those eligibility requirements and applicable regulatory guidelines, the decision regarding the method of selection of accounts to be designated for addition to the Trust Portfolio resides at the discretion of the transferor and additional accounts may be designated from time to time. Additional accounts were most recently designated for the Trust Portfolio on [●]. Such additional accounts included approximately $[●] of receivables as of the related addition date. Further, subject to certain conditions described in “Sources of Funds to Pay the Notes – Description of the Receivables Purchase Agreement – Reassignment of Other Receivables”, accounts that are designated for the Trust Portfolio may be removed from the Trust Portfolio from time to time. Accounts were most recently removed from the Trust Portfolio on [●] (the “Account Removal”). Such removed accounts had an outstanding total receivables balance of approximately $[●] as of [●] and represented approximately [●]% of the issuing entity’s total receivables. [The tables set forth below do not reflect the Account Removal.] The characteristics of the receivables in the Trust Portfolio immediately following the Account Removal may vary from the characteristics of the receivables in the Trust Portfolio as of the periods and dates shown below, although the BBD and Dryrock Funding do not expect the variance to be material..

The following tables set forth performance information for the receivables in the Trust Portfolio for each of the periods shown below (there may be immaterial variances between the performance information for the receivables in the Trust Portfolio set forth in the following tables, which is generated from TSYS at the individual account level, and the performance information for the receivables in the Trust Portfolio set forth in the issuing entity’s monthly reports on Form 10-D, which is generated from TSYS at the Trust Portfolio level). The composition of the Trust Portfolio is expected to change over time as credit card accounts arising in co-branded and non co-branded programs that are not already part of the Trust Portfolio may be added to the Trust Portfolio or credit card accounts arising in co-branded and non co-branded programs that are already part of the Trust Portfolio may be removed from the Trust Portfolio in the future.

Delinquency and Loss Experience

Because it’s typical for new accounts to initially exhibit lower delinquency rates and credit losses, to the extent that the growth of the Trust Portfolio is attributable to new accounts, the Trust Portfolio may have significantly lower charge-off and delinquency rates. However, as the proportion of new accounts to seasoned accounts becomes smaller,

A-I-1

this effect should be lessened. As seasoning occurs or if new account origination slows, the charge-off rates and delinquencies are expected to increase over time.

The delinquency and gross loss rates at any time reflect, among other factors, the quality of the credit card receivables, the average seasoning of the accounts, the success of the servicer’s collection efforts, the mix of different co-branded and non co-branded programs in the Trust Portfolio and general economic conditions.

Gross principal losses represent the arithmetic sum of all principal receivables in the respective portfolio that were charged-off during the periods indicated in the tables below. See “The Notes – Stated Principal Amount, Outstanding Dollar Principal Amount, Adjusted Outstanding Dollar Principal Amount and Allocation Amount”. Recoveries are collections received in respect of defaulted accounts during the periods indicated in the tables below. Recoveries are treated as Finance Charge Collections. Net losses are an amount equal to gross principal losses minus recoveries, each for the applicable period.

The receivables outstanding on the accounts consist of all amounts borrowed by the obligors as posted to the accounts as of the date shown. For each billing cycle an obligor must pay at least the minimum payment due shown on the monthly statement by the end of such billing cycle, otherwise, the related account is considered delinquent until the requisite payment is made or all principal receivables are charged-off. Receivables related to an account are deemed delinquent the date the account is deemed delinquent.

The following tables set forth the delinquency and loss experience for the Trust Portfolio for each of the periods shown. There can be no assurance that the delinquency and loss experience for the receivables in the future will be similar to the historical experience set forth below. Those accounts receiving payment relief may have advanced to the next delinquency cycle, including eventually to charge-off, in the same timeframe that would have occurred had the payment relief not been granted.

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Delinquencies by Receivables as a Percentage of the Trust Portfolio(1)(2)

	At [●],		At Year End
	[●]		[●]		[●]
	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding
Total Receivables Outstanding	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
Receivables Delinquent:
31-60 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
61-90 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
91-120 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
121-150 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
151-180 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
180+ days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%(3)
TOTAL	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

At Year End
	[●]		[●]		[●]
	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding	Receivables	Percentage of Total Receivables Outstanding
Total Receivables Outstanding	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
Receivables Delinquent:
31-60 days	$[●]	[●]%	$ [●]	[●]%	$[●]	[●]%
61-90 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
91-120 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
121-150 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
151-180 days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
180+ days	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%
TOTAL	$[●]	[●]%	$[●]	[●]%	$[●]	[●]%

(1)	The percentages are calculated by dividing the amount of delinquent receivables by the end of the period total receivables outstanding for the applicable period.
(2)	End of the period is as of the last business day of the applicable period.

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Delinquencies by Accounts as a Percentage of the Trust Portfolio (1)(2)

	At [●],		At Year End
	[●]		[●]		[●]
	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts
Accounts Outstanding	[●]	[●]%	[●]	[●]%	[●]	[●]%
Accounts Delinquent:
31-60 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
61-90 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
91-120 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
121-150 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
151-180 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
180+ days	[●]	[●]%(3)	[●]	[●]%(3)	[●]	[●]%(3)
TOTAL	[●]	[●]%	[●]	[●]%	[●]	[●]%

At Year End
	[●]		[●]		[●]
	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts	Accounts	Percentage of Total Accounts
Accounts Outstanding	[●]	[●]%	[●]	[●]%	[●]	[●]%
Accounts Delinquent:
31-60 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
61-90 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
91-120 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
121-150 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
151-180 days	[●]	[●]%	[●]	[●]%	[●]	[●]%
180+ days	[●]	[●]%(3)	[●]	[●]%	[●]	[●]%
TOTAL	[●]	[●]%	[●]	[●]%	[●]	[●]%

(1)	The percentages are calculated by dividing the number of delinquent accounts by the end of the period total accounts outstanding for the applicable period.
(2)	End of the period is as of the last business day of the applicable period.
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Loss Experience of the Trust Portfolio

	[●] Month Period Ended	Year Ended
	[●](1)	[●]	[●]	[●]	[●]	[●]
Average Principal Receivables Outstanding(2)	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Average Accounts Outstanding(3)	[●]	[●]	[●]	[●]	[●]	[●]
Gross Principal Losses	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Gross Principal Losses as an Annualized Percentage of Average Principal Receivables Outstanding	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Less: Recoveries	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Net Losses	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Net Losses as an Annualized Percentage of Average Principal Receivables Outstanding	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Accounts Experiencing Gross Principal Losses(4)	[●]	[●]	[●]	[●]	[●]	[●]
Accounts Experiencing Gross Principal Losses as an Annualized Percentage of Average Accounts Outstanding	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Average Net Loss of Accounts with a Loss	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]

(1)	The percentages for the period ended in [●] are annualized. Annualized figures are not necessarily indicative of actual results for the entire year.
(2)	Average principal receivables outstanding is an average of the monthly average principal receivables outstanding for each month in the applicable period; monthly average principal receivables outstanding is an average of beginning of the month and end of the month principal receivables outstanding.
(3)	Average accounts outstanding is an average of the monthly average accounts outstanding for each month in the applicable period; monthly average accounts outstanding is an average of the beginning of the month and end of the month accounts outstanding.
(4)	Number of accounts that defaulted during the applicable period.

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Revenue Experience

The following table sets forth the revenue experience for the Trust Portfolio.

Revenue Experience for the Trust Portfolio

	[●] Month Period Ended	Year Ended
	[●](1)	[●]	[●]	[●]	[●]	[●]
Average Principal Receivables Outstanding(2)	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Collected Finance Charges and Fees(3)	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Yield from Collected Finance Charges and Fees(4)	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Interchange	$[●]	$[●]	$[●]	$[●]	$[●]	$[●]
Yield from Interchange(4)	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Total Yield	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	The percentages for the period ended in [●] are annualized. Annualized figures are not necessarily indicative of actual results for the entire year.
(2)	Average principal receivables outstanding is an average of the monthly average principal receivables outstanding for each month in the applicable period; monthly average principal receivables outstanding is an average of beginning of the month and end of the month principal receivables outstanding.
(3)	Collected finance charges and fees are actual collections of finance charges and fees; finance charges and fees include monthly periodic rate finance charges, unamortized annual membership fees, late fees, overlimit fees, cash advance fees and other miscellaneous fees.
(4)	Yield is a percentage of the respective yield component divided by the average principal receivables outstanding for the applicable period.

There can be no assurance that the yield experience for the receivables in the future will be similar to the historical experience set forth above. In addition, revenue from the receivables will depend on the types of fees and charges assessed on the accounts, and could be adversely affected by future changes made by BBD or the servicer in those fees and charges or by other factors. See “Risk Factors”.

The revenue from finance charges and fees for the Trust Portfolio shown in the above table are comprised of two primary components: periodic rate finance charges, and fees consisting of unamortized annual membership fees, cash advance fees, late fees, overlimit fees and other miscellaneous fees. See “BBD’s Credit Card Business” for a discussion of the assessment of periodic rate finance charges. If payment rates decline, the balances subject to monthly periodic rate finance charges tend to grow, assuming no change in the level of purchasing activity. Accordingly, under these circumstances, the yield related to monthly periodic rate finance charges normally increases. Conversely, if payment rates increase, the balances subject to monthly periodic rate finance charges tend to fall, assuming no change in the level of purchasing activity. Accordingly, under these circumstances, the yield related to monthly periodic rate finance charges normally decreases.

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Payment Rates

The following table sets forth the highest and lowest accountholder monthly payment rates for the Trust Portfolio during any single month in the periods shown and the average accountholder monthly payment rates for all months during the periods shown.

Accountholder Monthly Principal Payment Rates for the Trust Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
Lowest Month	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Highest Month	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
Average Principal Payment Rate for the Period(2)	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Monthly principal payment rates are principal payments received with respect to principal receivables during a month divided by the principal receivables outstanding at the beginning of such month.
(2)	For each period presented, the average principal payment rate for the period is calculated as the average of the monthly principal payment rates during such period.

The Receivables: Trust Portfolio

As of [●], 20[●]:

•	the accounts included $[●] of principal receivables and $[●] of finance charge receivables;
•	the accounts had an average principal receivable balance of $[●] and an average credit limit of $[●];
•	the percentage of the aggregate total receivable balance to the aggregate total credit limit was [●]%;
•	the average age of the accounts was approximately [●] months; and
•	approximately [●]% of the accounts were assessed a variable rate periodic finance charge and approximately [●]% were assessed a fixed rate periodic finance charge.(1)

During the month ended [●], 20[●]:

•	[●]% of the accounts made at least the minimum payments as of their respective latest statement date, in each case based on the prior month statement minimum payment; and
•	[●]% of the accounts made full payments as of their respective latest statement date, in each case based on the prior month statement outstanding balance.

The following tables set forth the Trust Portfolio by various criteria as of [●], 20[●]. References to “Total Receivables Outstanding” in the following tables include principal receivables and finance charge receivables. Because the future composition of the Trust Portfolio may change over time, these tables are not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future.

(1) Certain accounts have balances on both fixed and floating rate periodic finance charge.

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Composition by Account Balance

Account Balance Range	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
Credit Balance	[●]	[●]%	$ ([●])	([●])%
Zero Balance	[●]	[●]%	$[●]	[●]%
More than $[●] and less than or equal to $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
Over $[●]	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

Composition by Credit Limit

Credit Limit Range	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
More than $[●] and less than or equal to $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
$[●] – $[●]	[●]	[●]%	$[●]	[●]%
Over $[●]	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

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Composition by Account Age

Account Age	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
Not More than 6 Months	[●]	[●]%	$[●]	[●]%
Over 6 Months to 12 Months	[●]	[●]%	$[●]	[●]%
Over 12 Months to 24 Months	[●]	[●]%	$[●]	[●]%
Over 24 Months to 36 Months	[●]	[●]%	$[●]	[●]%
Over 36 Months to 48 Months	[●]	[●]%	$[●]	[●]%
Over 48 Months to 60 Months	[●]	[●]%	$[●]	[●]%
Over 60 Months	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

Composition by Delinquency Status

Delinquency Status	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
Current	[●]	[●]%	$[●]	[●]%
1-30 days	[●]	[●]%	$[●]	[●]%
31-60 days	[●]	[●]%	$[●]	[●]%
61-90 days	[●]	[●]%	$[●]	[●]%
91-120 days	[●]	[●]%	$[●]	[●]%
121-150 days	[●]	[●]%	$[●]	[●]%
151-180 days	[●]	[●]%	$[●]	[●]%
180+ days	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

Composition by Program

Program	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
[JetBlue]	[●]	[●]%	$[●]	[●]%
[Non Co-Branded]	[●]	[●]%	$[●]	[●]%
[Hawaiian Airlines]
[Carnival Cruise Lines]	[●]	[●]%	$[●]	[●]%
[UPromise]	[●]	[●]%	$[●]	[●]%
[Frontier Airlines]	[●]	[●]%	$[●]	[●]%
[BlackCard]	[●]	[●]%	$[●]	[●]%
[Wyndham Hotels]	[●]	[●]%	$[●]	[●]%
[Priceline.com]	[●]	[●]%	$[●]	[●]%
[RCI]	[●]	[●]%	$[●]	[●]%
[BlueGreen]	[●]	[●]%	$[●]	[●]%
[Miles & More / Lufthansa]	[●]	[●]%	$[●]	[●]%
[Barnes & Noble]	[●]	[●]%	$[●]	[●]%
[Princess Cruise Line]	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

(1)	The BlackCard loyalty program was re-branded to Luxury Card loyalty program.

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Composition by Accountholder Current Billing Address

State or Territory	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
[New York]	[●]	[●]%	$[●]	[●]%
[California]	[●]	[●]%	$[●]	[●]%
[Florida]	[●]	[●]%	$[●]	[●]%
[Massachusetts]	[●]	[●]%	$[●]	[●]%
[Hawaii]	[●]	[●]%	$[●]	[●]%
[Texas]	[●]	[●]%	$[●]	[●]%
[New Jersey]	[●]	[●]%	$[●]	[●]%
[Pennsylvania]	[●]	[●]%	$[●]	[●]%
[Connecticut]	[●]	[●]%	$[●]	[●]%
[Colorado]	[●]	[●]%	$[●]	[●]%
Other States	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

Since the largest number of accountholders by Total Receivables Outstanding (based on current billing addresses) whose accounts were included in the trust as of [●], 20[●] were in [●], adverse economic conditions affecting accountholders residing in these areas could affect timely payment by the related accountholders of amounts due on the accounts and, accordingly, the actual rates of delinquencies and losses with respect to the Trust Portfolio. See “Risk Factors”.

The following table sets forth the Trust Portfolio by FICO® score. A FICO® score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. BBD obtains, to the extent available, FICO® scores at the origination of each account and periodically thereafter. In the following table, Total Receivables Outstanding are determined as of [●], 20[●], and FICO® scores are determined during the month of [●]. References to “Total Receivables Outstanding” in the following table include both finance charge receivables and principal receivables. Because the future composition of the Trust Portfolio may change over time, the table is not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future. FICO® scores may change over time, depending on the conduct of the accountholder and changes in credit score technology.

Composition by FICO® Score(1)

FICO Range	Number of Accounts	% of Total Number of Accounts	Total Receivables Outstanding	% of Total Receivables Outstanding
No Score	[●]	[●]%	$[●]	[●]%
Less than 600	[●]	[●]%	$[●]	[●]%
600 to 659	[●]	[●]%	$[●]	[●]%
660 to 719	[●]	[●]%	$[●]	[●]%
720 to 749	[●]	[●]%	$[●]	[●]%
750 and above	[●]	[●]%	$[●]	[●]%
TOTAL	[●]	[●]%	$[●]	[●]%

(1)	The FICO® scores set forth in this table are Trans Union FICO® Version 98.

Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by BBD in its credit scoring system to assess the credit risk associated with each applicant. See “BBD’s Credit Card Business – Underwriting and Account Management Procedures”. Additionally, FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables in the Trust Portfolio.

Review of Pool Assets

As required by Rule 193 of the Securities Act of 1933, as amended, BBD and its affiliates have performed a review of the receivables and the disclosure regarding those receivables required to be included in this prospectus by Item 1111 of Regulation AB and disclose below the nature of such review as well as the findings and conclusions of such review. The review was designed and effected to provide reasonable assurance that the disclosure regarding the receivables in this prospectus is accurate in all material respects.

A-I-10

The management team of BBD, and other BBD internal teams perform various functions, including, but not limited to (1) reviews of the internal controls and processes related to the data flow, (2) reviews of the statistical information relating to the historical performance and the current composition of the receivables included in this prospectus, (3) reviews of the qualitative disclosure relating to receivables included in this prospectus and (4) reviews of the underwriting process of the receivables included in this prospectus.

Reviews of the Internal Controls and Processes Related to the Data Flow

BBD has a data collection, processing and reporting system to manage its credit card business and the securitization program. Data related to credit cardholder daily activity including but not limited to new spend activity and payment is processed and stored in BBD’s cardholder servicing system provided by Total Systems Services Inc. (“TSYS”). BBD has established controls over the cardholder servicing system to provide reasonable assurance regarding the completeness and accuracy of the data received and sent by this servicing system. Data generated from the cardholder servicing system is sent to BBD’s data warehouse on a daily basis. The data in the data warehouse is then processed and consolidated to be transferred into the servicer’s securitization data system. The securitization data system also receives information regarding recoveries from the internal risk management system. The statistical information relating to the historical performance and the current composition of the receivables included in this prospectus are derived from the data warehouse or from the securitization data system. The servicer has established adequate controls over the data warehouse and the securitization data system to provide reasonable assurance regarding the completeness and the accuracy of this data in all material respects.

BBD’s review of the receivables includes periodic evaluation and testing of the controls around the cardholder servicing system, the data warehouse and securitization data system by officers and employees of BBD. These controls cover validation of data, calculation of data, reconciliation and reporting. The controls are designed to provide reasonable assurance that the data derived from these systems to create statistical information regarding the receivables included in this prospectus is complete, accurate and timely in all material respects. BBD’s Internal Audit team, in conjunction with the management of BBD performs an annual evaluation to identify the risk areas related to the financial reporting covered by the systems identified above. This annual evaluation creates the basis of the formulation of the internal audit plan, including the appropriate frequency and the amount of testing required. Areas prone to high risk are tested more frequently and extensively. The findings and conclusions of such testing are then presented to BBD’s management on a periodic basis where they are recorded, investigated and resolved.

The testing process described above provides reasonable assurance that the receivables are accurately recorded in BBD’s systems in all material respects.

Reviews of the Statistical Information of the Receivables

BBD prepared and reviewed the statistical information related to historical performance and the current composition tables of the receivables included in this prospectus. The historical performance and current composition tables were recalculated and were compared against BBD’s records in its data warehouse and the securitization data system. BBD engaged a third party for the purposes of assisting it in conducting the review of the statistical information of the receivables included in this prospectus. All information included in such tables was confirmed to conform with BBD’s data warehouse and the securitization data system. BBD assumes responsibility for and attributes all findings and conclusions of the review to itself. BBD’s review provides reasonable assurance that the historical performance and the current composition tables of the receivables included in this prospectus are accurate in all material respects.

Reviews of the Qualitative Disclosure

The management of BBD, which consists of members from legal, finance, treasury, credit risk and other related areas reviewed and approved the qualitative disclosure regarding the receivables. These individuals have the required knowledge in their respective fields to be able to critically analyze the qualitative disclosure regarding the receivables and to opine on the accuracy and the sufficiency of the qualitative disclosure. Based on their review and approval of such qualitative disclosure, BBD has reasonable assurance that the qualitative disclosure regarding the receivables in this prospectus is accurate in all material respects.

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Reviews of the Underwriting Process

In order to confirm that the receivables described in this prospectus comply with BBD’s risk management standards, BBD relies primarily on the functioning of its Risk Management Committee governance structure, including Credit Review Forum. The Credit Review Forum is a sub-entity of the Risk Management Committee and exists primarily to review, challenge, and approve all requests for new credit strategies. Key new policies or amendments which may impact the credit quality of the receivables are reviewed by the Risk Management Committee, which is chaired by BBD’s Chief Risk Officer and membership includes BBD’s Chief Executive Officer, BBD’s Chief Financial Officer and key members of the BBD Executive Management Committee and the Risk Management function. The Risk Management Committee meets monthly, at a minimum, to monitor portfolio performance, review policies and to ensure that BBD continues to operate within BBD’s established risk appetite and limits.

In addition to the work of the Risk Management Committee, BBD also relies on ongoing audits from a number of internal working teams outside of the Credit Risk Office, particularly the Barclays Internal Audit team. Each such BBD team is responsible for undertaking regular reviews of BBD’s risk management policies and evaluating the effectiveness of the controls currently in place with respect to those policies.

These internal controls provide reasonable assurance in all material respects that the receivables described in this prospectus are being originated, managed and governed in a manner consistent with the disclosure regarding the receivables in this prospectus.

Repurchase of Receivables

The transaction documents contain covenants requiring the repurchase of a receivable for the breach of a related representation or warranty. We, as securitizer, disclose all fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase on SEC Form ABS-15G and on the trust’s monthly reports on Form 10-D. None of the credit card receivables securitized by the sponsor were the subject of a demand to repurchase or replace for a breach of the representations and warranties concerning the pool assets during the three year period ending [●], 20[●]. As of the date of this prospectus, we filed our most recent Form ABS-15G with the Securities and Exchange Commission on [●], 20[●]. Our CIK number is 0001551964. For more information on obtaining a copy of the Form ABS-15G, see “Where You Can Find More Information”.

Items 1104(f), 1108(b)(4) and 1110(c) of Regulation AB require information regarding BBD’s financial condition in its capacity as sponsor, originator and servicer, respectively, to the extent that there is a material risk that (i) such condition could affect its ability to comply with the provisions in the transaction documents relating to its repurchase obligations which, as a result, could have a material impact on pool performance or the performance of the Series 20[●]-[●] notes, or (ii) the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or the performance of the Series 20[●]-[●] notes. As of the date of this prospectus, based on the historical performance of the receivables in the Trust Portfolio and the latest BBD call report filed with the Federal Financial Institutions Examination Council, information regarding BBD’s financial condition is not disclosed in this prospectus.

Static Pool Information

The following tables set forth the static pool information regarding the performance of the receivables in the Trust Portfolio. The tables include static pool information for loss experience, delinquency experience, revenue experience and payment rate experience. Due to the nature of the underlying pool assets, where the credit lines of the Obligors are constantly revolving, the following tables do not include information relating to (i) prepayments, because the concept of prepayments is not an applicable consideration for this asset class beyond payment rate data, which is provided, or (ii) standardized credit scores, because credit decisions are being made on an ongoing basis based on continuously evolving Obligor credit scores.

The receivables in the Trust Portfolio were originated using the same underwriting procedures, in all material respects. The Series 20[●]-[●] notes receive cash flows from the receivables included in the Trust Portfolio. Thus, the

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receivables on which the static pool information relates were originated using the same underwriting procedures, in all material respects, as the receivables used as collateral for the Series 20[●]-[●] notes.

The composition of the Trust Portfolio is expected to change over time as credit card accounts arising in co-branded and non co-branded programs that are not already part of the Trust Portfolio may be added to the Trust Portfolio or credit card accounts arising in co-branded and non co- branded programs that are already part of the Trust Portfolio may be removed from the Trust Portfolio in the future.

The performance data is grouped by year of origination of the accounts. Performance data for origination years prior to 20[●] has been combined under the performance data for origination year 20[●] as performance data for origination years prior to 20[●] could not be obtained separately without unreasonable effort or expense. There can be no assurance that the performance of receivables in the future will be similar to the historical performance set forth below. The date of origination of an account is generally the date on which the account is opened and when an account number is assigned to the account.

The following table sets forth the delinquency experience of the Trust Portfolio for each of the periods shown below by origination years. The delinquency rate is a percentage of the total amount of receivables which were more than 30 days delinquent divided by the total receivables outstanding as of the end of the period. For each account included in the Trust Portfolio, performance data is based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

30+ Delinquency Rate for the Trust Portfolio

	At [●],	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

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The following table sets forth the loss experience of Trust Portfolio for each of the periods shown below by origination years. The net loss rate is a percentage of the total amount of charged-off principal receivables net of any recoveries divided by either the average total receivables outstanding or the average principal receivables outstanding, as applicable, in that period. Certain figures are annualized and are not indicative of actual results for the entire year.

For each account comprising the Trust Portfolio, performance data is based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

Net Loss Rate for the Trust Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

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The following table sets forth the revenue experience of the Trust Portfolio for each of the periods shown below by origination years. The cash yield is a percentage of the collected finance charges and fees divided by the average principal receivables outstanding in that period. Certain figures are annualized and are not indicative of actual results for the entire year.

For each account comprising the Trust Portfolio, performance data is based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

Cash Yield for the Trust Portfolio(1)

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

(1)	Denominator is Average Principal Receivables Outstanding

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The following table sets forth the payment rate experience for the Trust Portfolio for each of the periods shown below by origination years. The principal payment rate is an average of the monthly principal payment rates in the applicable period. The monthly principal payment rate is a percentage of principal payments received during a month with respect to the principal receivables divided by the beginning of the month principal receivables outstanding.

For each account comprising the Trust Portfolio, performance data is based on the account’s performance on and after the date on which such account was added to the Trust Portfolio.

Monthly Principal Payment Rate for the Trust Portfolio

	[●] Month Period Ended	Year Ended
	[●]	[●]	[●]	[●]	[●]	[●]
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%
[●] and Older Originations	[●]%	[●]%	[●]%	[●]%	[●]%	[●]%

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ANNEX II

OUTSTANDING SERIES AND CLASSES OF NOTES

The information provided in this Annex II is an integral part of the prospectus.

Group One

	Series/Class	Issuance Date	Stated Principal Amount	Note Interest Rate	Expected Final Payment Date	Legal Maturity Date
1	Series 2023-1	04/25/23	$609,757,000	—	—	—
	Class A	—	$500,000,000	4.72%	04/15/26	02/15/29
	Class B	—	$109,757,000	0.00%	04/15/26	02/15/29
2	Series 2023-2	11/20/23	$914,635,000	—	—	—
	Class A	—	$750,000,000	SOFR Rate + 0.90%	10/15/25	08/15/28
	Class B	—	$164,635,000	0.00%	10/15/25	08/15/28
3	Series 2025-1	09/23/25	$914,635,000	—
	Class A	—	$750,000,000	3.97%	09/15/28	07/15/31
	Class B	—	$164,635,000	0.00%	09/15/28	07/15/31

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Barclays Dryrock Issuance Trust

Issuing Entity

Barclays Dryrock Funding LLC

Depositor and Transferor

Barclays Bank Delaware

Sponsor, Originator and Servicer

Series 20[●]-[●]
$[●]* Class A [Fixed][Floating] Rate Asset Backed Notes

PROSPECTUS

Underwriters

[Underwriter No. 1] [Underwriter No. 2] [Underwriter No. 3] [Underwriter No. 4]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus. Such delivery obligation may be satisfied by filing the prospectus with the Securities and Exchange Commission.

*Subject to increase or decrease as discussed under “Introduction”.